This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
As Confidentially Submitted to the Securities and Exchange Commission on March 6, 2018
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
––––––––––––––––––––––––––––––––––––––––
Confidential Draft Submission No. 2
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
––––––––––––––––––––––––––––––––––––––––
Origin Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Louisiana	6022	79-1192928
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
––––––––––––––––––––––––––––––––––––––––
500 South Service Road East
Ruston, Louisiana 71270
(318) 255-2222
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
––––––––––––––––––––––––––––––––––––––––
Drake Mills
Chairman, President and Chief Executive Officer
Origin Bancorp, Inc.
500 South Service Road East
Ruston, Louisiana 71270
(318) 255-2222
(Name, address, including zip code, and telephone number, including area code, of agent for service)
––––––––––––––––––––––––––––––––––––––––

Chet A. Fenimore, Esq. Geoffrey S. Kay, Esq. Derek W. McGee, Esq. Fenimore, Kay, Harrison & Ford, LLP 812 San Antonio Street Suite 600 Austin, Texas 78701 (512) 583-5900 (512) 583-5940 (facsimile)	Frank M. Conner III, Esq. Michael P. Reed, Esq. Christopher J. DeCresce, Esq. Covington & Burling LLP One CityCenter 850 Tenth Street NW Washington, DC 20001 (202) 662-6000 (202) 778-5986 (facsimile)
––––––––––––––––––––––––––––––––––––––––
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non−accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b−2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Emerging growth company	☑
Non−accelerated filer	☑	Smaller reporting company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☑
––––––––––––––––––––––––––––––––––––––––
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $5.00 par value per share	$	$

(1)	Includes shares of common stock that the underwriters have the option to purchase from the registrant.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED        , 2018
PRELIMINARY PROSPECTUS
        Shares

Common Stock
This prospectus relates to the initial public offering of Origin Bancorp, Inc.'s common stock. We are a financial holding company for Origin Bank, a state-chartered commercial bank based in Ruston, Louisiana. We are offering         shares of our common stock.
Prior to this offering, there has been no established public market for our common stock. We currently estimate that the public offering price per share of our common stock will be between $        and $        per share. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “OBNK.”
Investing in our common stock involves risks. See “Risk Factors,” beginning on page 15, for a discussion of certain risks that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission, nor any other state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are subject to reduced public company reporting requirements. See "Implications of Being an Emerging Growth Company."
Our common stock is not a deposit or savings account of any of our bank or non-bank subsidiaries and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses	$	$
____________________________

(1)	See “Underwriting” for additional information regarding the underwriting discounts and commissions and certain expenses payable to the underwriters by us.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional         shares of our common stock from us on the same terms set forth above.
The underwriters expect to deliver the shares of our common stock against payment on or about        , 2018, subject to customary closing conditions.

Stephens Inc.
The date of this prospectus is        , 2018.

THE ORIGIN VISION

TO CREATE UNIQUE BANKING EXPERIENCES THAT IMPACT THE WORLD AROUND US.

BEST BANKS TO WORK FOR 5 CONSECUTIVE YEARS
American Banker

OVER 250 ORGANIZATIONS SERVED
in our communities in 2017

41 BANKING CENTERS
serving 22 communities

TEXAS

TOP 100 PLACES TO WORK
Dallas Morning News

BEST COMPANY TO WORK FOR
Fort Worth Inc.

LOUISIANA

BEST BANK FOR 11 CONSECUTIVE YEARS
Delta Style Best of the Delta Award

BEST BANK
BayouLife Bayou Buzz Awards

MISSISSIPPI

TOP 100 PLACES TO WORK
Mississippi Business Journal

BEST OF MS
Mississippi Business Journal

Origin Bancorp | Origin Bank.

MEMBER FDIC

T

i

About this Prospectus
Unless the context indicates otherwise, references in this prospectus to “we,” “our,” and “us,” refer to Origin Bancorp, Inc., a Louisiana corporation, and its consolidated subsidiaries. All references in this prospectus to “Origin Bank” or “the Bank” refer to Origin Bank, our wholly owned bank subsidiary.
You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer of shares of our common stock in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations and cash flows may have changed since the date of the applicable document.
This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”
Industry and Market Data
This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that was used in preparing the forecasts from the sources relied upon or cited herein. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience, we may not use the ® or the ™ symbols to identify such trademarks.
Implications of being an Emerging Growth Company
As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

•
we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

ii

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.
We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual gross revenues, (ii) the date on which we become a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the fiscal year end on which we have more than $700.0 million in market value of our common stock held by non-affiliates as of any June 30), (iii) the date on which we issue more than $1.00 billion of non-convertible debt in a three-year period, or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these reduced burdens. We have elected in this prospectus to take advantage of scaled disclosure relating to executive compensation arrangements and to include only two years of audited financial statements.
The JOBS Act also permits an “emerging growth company” to take advantage of an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.
ESOP Repurchase Right Termination
In accordance with provisions of the Internal Revenue Code of 1986, as amended, or the Code, that are applicable to private companies, the terms of our employee stock ownership plan containing 401(k) provisions, or ESOP, currently provide that ESOP participants have the right, for a specified period of time, to require us to repurchase shares of our common stock that are distributed to them by the ESOP. As a result, the ESOP-owned shares are deducted from stockholders’ equity in our consolidated balance sheet. The shares of common stock held by the ESOP are reflected in our consolidated balance sheet as a line item called “ESOP-owned shares” appearing between total liabilities and stockholders’ equity. Upon the completion of this offering and the listing of our common stock on the Nasdaq Global Select Market, our repurchase liability will be extinguished and the ESOP-owned shares will be included in stockholders’ equity.

iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with our consolidated financial statements and the related notes, before making an investment decision.
Our Company
We are a financial holding company headquartered in Ruston, Louisiana. Our wholly owned bank subsidiary, Origin Bank, was founded in 1912. Deeply rooted in our history is a culture committed to providing personalized, relationship banking to our clients and communities. We provide a broad range of financial services to small and medium-sized businesses, municipalities, high net worth individuals and retail clients. We currently operate 41 banking centers from Dallas/Fort Worth, Texas across North Louisiana to Central Mississippi, which we refer to as the I-20 Corridor, as well as in Houston, Texas. As of December 31, 2017, we had total assets of $4.15 billion , total loans of $3.31 billion , total deposits of $3.51 billion and total stockholders’ equity, including ESOP-owned shares, of $455.3 million .
We are committed to building unique client experiences through a strong culture, experienced leadership team and a focus on delivering unmatched customer service throughout Texas, Louisiana, and Mississippi. We are well-positioned for continued success based on (1) a talented team of relationship bankers, executives and directors, (2) a diverse footprint with stable and growth-oriented markets, (3) differentiated and customized delivery and service, (4) an ability to significantly leverage our infrastructure and technology and (5) our core deposit franchise.
For more than a century, building relationships has remained at the core of our banking philosophy, and based on this principle, we have established a strong culture, brand and reputation throughout our markets. In order to better serve, expand and capitalize on these relationships, our experienced leadership team has utilized strategic initiatives to enhance our growth through additional de novo banking centers and targeted acquisitions. Drake Mills was appointed Chief Executive Officer of Origin Bank in January 2003 and became our Chief Executive Officer in 2008. Under his leadership, we have developed our vision and strategic plan to become a leading regional financial holding company with a commitment to operating as a community bank regardless of our size. Since 2003, our consolidated assets have increased from approximately $380.6 million to approximately $4.15 billion as of December 31, 2017. Our growth has included further penetration of our legacy markets in North Louisiana as well as expansion into the Dallas/Fort Worth and Central Mississippi markets along the I-20 Corridor. Most recently, we expanded our franchise into Houston, Texas. The following chart illustrates our successful track record of growth in total assets, as we have experienced a compound annual growth rate, or CAGR, in total assets of 19% since 2003.

History of Growth in Total Assets ($M)

Opened first location in Dallas, TX and hired a team of five bankers	Acquired First Louisiana Bank ($128M Total Assets)	Entered into the Houston Market
2008	2009	2013

2005	2009	2010	2015
Acquired First United Bank ($105M Total Assets)	Expanded into Fort Worth, TX and Plano, TX	Acquired Madison Financial Corporation ($68M Total Assets) and hired a team of six bankers in Central Mississippi	Acquired four branches in Houston ($105M Deposits)

Successful execution of our strategic plan has produced significant growth in our franchise. Since 2005, we have enhanced our growth by integrating three bank acquisitions, entering several expansion markets, expanding our product offerings in mortgage lending and servicing as well as in insurance and private banking, and significantly growing market share in each of our markets. To support our growth, we have raised over $180.0 million of new capital since 2006, in addition to our internally generated capital, and we have supplemented our entry into expansion markets by hiring a number of experienced in-market bankers and banking teams.
We believe we are well-positioned to continue to grow organically and through opportunistic lift-outs of relationship banking teams and acquisitions of franchises in both our legacy and newer markets. We also believe we are poised for ongoing growth in profitability as we further leverage our investments in technology and infrastructure. We believe our future growth and profitability will be predicated on our commitment to differentiate our company through creating a unique client experience as we continue to operate a relationship-focused community bank. Our approach has proven effective throughout our history in attracting and retaining clients and employees and in growing our communities and shareholder value.
Our Competitive Strengths and Banking Strategy
Proven Organic Growth Capabilities across Attractive Geographic Footprint
We have demonstrated an ability to grow our loans and deposits organically. Our team of seasoned bankers has been an important driver of our organic growth by further developing banking relationships with current and potential clients. We believe the strength of our culture and brand has been the core of our success in attracting talented bankers and banking relationships. In addition, our relationship bankers are motivated to increase the size of their loan and deposit portfolios and generate fee income while maintaining strong credit quality. As illustrated in the chart below, we have proven capabilities of entering diverse new markets and achieving strong growth and market share gains.

Loan Balances by Expansion Market ($M)

To promote our organic growth, we strategically locate banking centers within our markets and employ highly experienced relationship bankers who proactively develop valuable relationships within the communities that we serve. Through these relationships, our bankers are able to capitalize on loan demand across a wide range of industries. This allows us to not only diversify our loan portfolio, but also focus on loans with quality credit characteristics. We focus on generating core deposits and, in particular, noninterest-bearing deposits, as our primary funding source to support loan growth. We believe motivating our relationship bankers to generate strong core, noninterest-bearing deposit growth enhances our ability to build and strengthen client relationships and provide stable funding for our growth.

Noninterest-Bearing Deposits
Diverse Operating Markets
As further described in “Our Markets” below, we believe that our markets provide us with an advantage in terms of growing our loans and deposits, as well as increasing profitability and building shareholder value. We operate in markets that we believe offer an attractive combination of diversity, growth and stability in Texas, Louisiana and Mississippi. The Dallas/Fort Worth and Houston markets provide attractive economic environments and a large number of mid-sized business deposit and lending opportunities. Our legacy markets in North Louisiana offer a stable economic climate and a lower cost deposit-gathering and operational platform. Our footprint within the Central Mississippi market represents areas of significant commercial growth and investment.
Our team's history of operating successful banking institutions in our markets spans, on average, well in excess of 20 years, and we have a strong reputation for delivering superior service in our markets. Our strong roots in the communities that we serve give us opportunities to grow market share in each of our markets in terms of deposits, assets and our fee income businesses.
Experienced Leadership
We are led by a team of banking professionals, each of whom has extensive experience with large regional banking institutions and maintains well-established relationships with the small to medium-sized business leaders in our market areas. Our commercial banking officers in our legacy Louisiana markets have an average of 23 years of banking experience, in our Mississippi markets have an average of 20 years of banking experience, in our Dallas/Fort Worth market have an average of more than 24 years of banking experience and in our Houston market have an average of more than 28 years of banking experience. We believe that the market knowledge and relationships obtained by these seasoned lenders in their respective markets, as well as our historical ability to attract and retain these officers, differentiates us from many of the financial institutions with which we compete.
Our executive management team is led by Chairman, President, and Chief Executive Officer, Drake Mills, a banker with over 34 years of banking experience who started out as a check file clerk with Origin Bank. Having worked his way up through our organization, Mr. Mills has served in various capacities including in-house system night operator, branch manager, consumer loan officer, commercial lender and Chief Financial Officer. He became President and Chief Operations Officer in 1997 and was named Chief Executive Officer of Origin Bank in 2003. He has served our holding company as President since 1998 and Chief Executive Officer since 2008 and as Chairman of our board of directors since 2012. Under his leadership as President and Chief Executive Officer, Origin Bank has grown from assets of $200.6 million to $4.15 billion, primarily through organic growth. Mr. Mills served on the Community Depository Institutions Advisory Council to the Federal Reserve Bank of Dallas from 2011 to 2014. He represented the Federal Reserve Bank of Dallas on the Community Depository Institutions Advisory Council to the Federal Reserve System in Washington, D.C., and was appointed as the council’s President for a one year term in 2013. He is also a past Chairman of the Louisiana Bankers Association. Mr. Mills oversees our executive management team as well as the development and execution of our strategic plan. His vision and leadership are instrumental in our growth and success.
M. Lance Hall is our Chief Operating Officer and Louisiana State President. Mr. Hall has served our organization for approximately 18 years through various roles including commercial lending and market management. Prior to joining Origin Bank, Mr. Hall spent four years at Regions Bank as a Credit Analyst and Commercial Relationship Manager. As our Chief Operating Officer, Mr. Hall manages our operations, information technology, strategic planning and brand teams.
Stephen H. Brolly is our Chief Financial Officer. Mr. Brolly has approximately 19 years of banking experience and, before joining us in January 2018, most recently served as Chief Financial Officer of Fidelity Southern Corporation (Nasdaq: LION) and its wholly owned subsidiary, Fidelity Bank, for approximately 10 years. Prior to his tenure with Fidelity Southern, he served as Senior Vice President and Controller of Sun Bancorp, Inc. (Nasdaq: SNBC) and its wholly owned subsidiary, Sun National Bank, for seven years. Mr. Brolly began his professional career in public accounting and spent 13 years at Deloitte & Touche.
F. Ronnie Myrick is our Chief Banking Officer. Mr. Myrick has served as Chief Banking Officer since 2017 and also as Chief Administration Officer since 2009. He oversees our regional presidents, retail banking, marketing and mortgage operations. He formerly served as Northeast Louisiana President of Deposit Guaranty National Bank, a wholly owned subsidiary of Deposit Guaranty Corporation, and prior to that he was President of Capital Bank of Delhi, Louisiana. Mr. Myrick has 50 years of experience in the banking industry.
Cary Davis is our Chief Risk Officer. He oversees our centralized loan underwriting team, credit administration, internal audit and enterprise risk management. Mr. Davis has 45 years of experience in the banking industry, more than 20 of which have been with Origin Bank. Before joining Origin Bank, he served in numerous executive officer capacities, including Executive Vice President and Chief Credit Officer, for Central Bank, a subsidiary of First Commerce Corporation, which was the second largest bank holding company in Louisiana at the time of its acquisition in 1998 by Banc One Corporation. Mr. Davis also spent four years with the Office of the Comptroller of the Currency as a bank examiner.
Complementing our experienced senior executive management team, our board of directors is comprised of well-regarded career bankers, professionals, entrepreneurs and business and community leaders with collective depth and experience in commercial banking, finance, real estate and manufacturing. Of our 13 directors, four have served previously on the boards of directors of banking institutions and three have held positions at commercial banks. Our directors have an average of more than 19 years of banking experience. In addition, 11 of our 13 directors qualify as independent under the rules of the Nasdaq Stock Market.
In addition to a strong and experienced management team and board of directors, we have built a deep roster of seasoned banking officers. We have a demonstrated ability to grow our company organically through the identification, hiring and retention of high quality bankers. We have hired bankers with significant in-market experience in order to create a pool of qualified executive and middle management talent to support scalability. We are also committed to the development of talent within our company through training and promotions, which has led to long-term continuity of talented employees and has assisted in recruiting others. We hire people who are naturally service-oriented and train them to do everything needed to provide a high level of support to our clients. These efforts have created a strong talent pool to fuel our long-term growth prospects.

Variety of Sophisticated Banking Services
We provide products and services that compete with large, national banks, but with the personalized attention and responsiveness of a relationship-focused community bank. Our offerings include traditional retail deposits, treasury management, commercial deposits, mortgage origination and servicing, insurance, mobile banking and online banking. Our clients value our ability to provide the sophisticated products and services of larger banks, but with a local and agile decision-making process, a focus on building personal relationships, and a commitment to investing in the local economy and community. This allows us to build Origin Bank on low-cost core deposit relationships, high credit quality loans, and fee income generated by value-added services. It also allows us to develop strong relationships across industries, creating a diverse commercial loan portfolio.
We believe we have an attractive mix of loans and deposits. As of December 31, 2017, our loans held for investment portfolio was comprised of 38% commercial and industrial, or C&I, loans, and 44% commercial real estate, or CRE, loans. This focus on commercial lending increases the asset sensitivity of our balance sheet, positioning us well for a rising-rate environment, and provides ample growth opportunities due to our limited real estate concentrations. As of December 31, 2017, approximately 24% of our deposits were noninterest-bearing demand deposits and our cost of deposits was 0.56% for the year ended December 31, 2017.

Loan Composition (12/31/17)	Deposit Composition (12/31/17)
We have been able to generate significant and diverse noninterest income with the variety of services offered at Origin Bank. Our mortgage origination and mortgage servicing operations have enabled us to develop new relationships with customers, while also enhancing core deposit growth and generating fee income. Our insurance, treasury management and banking products and services provide a more comprehensive advisory relationship with our customers, in particular the owners and management of many of our commercial banking customers.

Core Revenue Distribution (2017)(1)
____________________________

(1)
We calculate core revenue as net interest income plus noninterest income less losses on non-energy loans held for sale and gains on sales and disposals of other assets. For more information, please refer to the "Non-GAAP Financial Measurements" section of the management's discussion and analysis section included in this prospectus.

Ability to Leverage Our Infrastructure and Generate Significant Growth in Profitability
We are able to provide cost-effective accounting, finance, risk management, information technology, human resources and marketing services to our bank markets and our other affiliates from our principal executive offices and operations center in North Louisiana. We believe this organizational structure creates a competitive advantage for us by removing the burden of maintaining the “back office” from our markets, thus allowing our relationship bankers to focus on being responsive, efficient and flexible in serving our clients. We further believe that our investments in core systems and infrastructure provide us with a scalable platform that enhances the efficiency of our organization and positions us to grow our franchise both organically and through acquisitions in a cost-efficient manner. We have a robust infrastructure bolstered by our continued investment in our core operating system, mobile delivery and technology that can support our model as we grow in our legacy and newer markets either organically or through opportunistic acquisitions.
We utilize our strong, centralized risk and credit support infrastructure to operate each of our markets as connected businesses. Each of our market leaders is empowered to make local decisions up to specified limits set by our executive management team under the direction of our board of directors. We believe that the delivery by our bankers of in-market credit decisions, coupled with our infrastructure and strong enterprise risk management, allow us to best serve our clients while maintaining consistent credit quality across our franchise. This operating model has proven beneficial in our legacy markets and successfully replicated in our expansion markets. Similar to our expansions into Central Mississippi and Dallas/Fort Worth, we have built an infrastructure in Houston with the ability for growth and scalability. Historically, we have successfully grown deposits and loans per banking center in our expansion markets over time and expect Houston will scale in like manner over the near term. While our investments in the Houston market have impacted our short-term profitability, we believe these investments will enable the same success over the long term we have experienced in our other expansion markets.

Franchise Scale by Expansion Market
(Dollars in Millions)	Year of Entry	As of December 31, 2017
Region		Total Deposits	Deposits / Banking Center	Total Loans	Loans / Banking Center	Banking Centers

Dallas / Fort Worth, TX	2008	$646.6	$80.8	$1,182.0	$147.8	8
Central Mississippi	2010	572.7	114.5	631.9	126.4	5
Houston	2013	520.8	57.9	425.4	47.3	9
Total / Average		$1,740.1	$79.1	$2,239.3	$101.8	22

We also continue to make significant investments in technology to improve customer experience and create efficiencies across our enterprise. We seek to engage leading service providers to enhance our technology platform, such as our online banking products and our mobile applications, in order to remain on the forefront of banking innovation. We believe our technology offerings are superior to those offered by many similar-sized competitors and comparable to those of the nation's largest banks.
Our Markets
We operate in markets that we believe offer an attractive combination of diversity, growth and stability in Texas, Louisiana and Mississippi. We believe our current market areas provide abundant opportunities to continue to grow our client base, increase loans and deposits and expand our overall market share. We also expect to be able to replicate this growth in expansion markets as we continue to expand our relationships and execute our strategy.

Deposits and Loans by State (12/31/2017)
We believe the diversity of our markets offers a number of benefits to us. In our legacy Louisiana markets, including the Ruston and Monroe metropolitan statistical areas, or MSAs, we rank first in deposit market share with approximately 54% and 21%, respectively, as of June 30, 2017. Along the I-20 Corridor and in Houston, we continue to gain scale and market share within our expansion due to our relationship-driven approach and commitment to the communities in which we operate. We seek to become a leading franchise in each community that we serve, and we believe we are well positioned to continue to grow relationships throughout our geographic footprint.

The following table highlights certain statistics within the primary MSAs we serve:

Markets	Deposits (millions)	# of Branches	Market Rank	Market Share	2017 Median HH Income (in thousands)	2017 Total Populations (Actual)	Est. 5yr Total Growth
							HHI	Population
North Louisiana:
Monroe, LA MSA	$674.8	9	1	20.6%	$40.4	179,930	3.7%	1.8%
Ruston, LA MSA	655.7	6	1	53.5	37.8	47,933	6.7	2.1
Shreveport- Bossier City, LA MSA	331.1	3	7	4.0	47.3	439,839	7.3	0.4
Dallas/Fort Worth, TX MSA	676.1	8	34	0.3	68.1	7,418,556	9.8	7.7
Jackson, MS MSA	563.5	4	5	4.1	49.3	580,462	6.0	1.0
Houston, TX MSA	459.3	9	40	0.2	67.2	6,980,780	7.7	8.3
____________________________
Source: S&P Market Intelligence. FDIC deposit data as of June 30, 2017. Number of branches as of February 28, 2018, but does not include branches in Oxford, Mississippi or Bastrop, Louisiana, which are not encompassed within the metropolitan statistical areas set forth above.

North Louisiana. North Louisiana has been home to Origin Bank for over a century. The economy throughout the region has remained stable and provided consistent growth over the years. Ranked as the most cost competitive place to do business in the nation by Forbes.com for five years, North Louisiana offers both value and quality. The I-20 corridor stretching from Shreveport-Bossier across North Louisiana is a main transportation hub and over the past decade has become a technology center, linking major employers like Centurylink and IBM with cyber-innovation initiatives from Louisiana Tech University and Barksdale Air Force Base. Eleven colleges and universities are located in North Louisiana and generate the innovations necessary to increase productivity and produce top quality graduates needed to sustain business growth and expansion. Top business sectors throughout the region include healthcare, finance, government, manufacturing, and telecommunications. North Louisiana’s diversified economy and low-cost of doing business has helped create a pro-business environment. Our North Louisiana franchise also provides us with a significant amount of low-cost deposits, which help us fund our lending activities.
Dallas/Fort Worth. The Dallas/Fort Worth market is made up of 12 counties with approximately 7.4 million people. It is the largest metropolitan area in the state of Texas and offers a multitude of business opportunities. Dallas/Fort Worth has shown strong growth over recent years and according to the U.S. Census Bureau ranked first in the nation for year-over-year growth in 2016. Over the past five years, 650,000 new residents have moved to the area, which equates to approximately 360 new residents per day. Dallas/Fort Worth is home to 22 Fortune 500 companies and boasts a diverse economy made up of telecommunications, healthcare, technology and transportation. The presence of larger corporations continues to drive economic diversity and attracts new businesses with ties to these larger corporations. According to projections issued by American City Business Journal, Dallas/Fort Worth’s population is expected to rise to 11 million people by 2040. This growth creates an abundance of opportunity and makes Dallas/Fort Worth an attractive place for business and industry to thrive.
Central Mississippi. The Central Mississippi market boasts the most attractive environment for business and economic growth in the state. The region of Madison, Hinds and Rankin Counties has the largest labor force as well as the highest per capita income in Mississippi. This is a direct reflection of high paying jobs and an educated workforce. With Jackson as the capital, the State of Mississippi is the largest employer in the area and helps insulate the market through economic cycles. The Jackson metro area is home to the major manufacturing facilities of Nissan and Toyota. The market is also the healthcare epicenter of the state, providing thousands of jobs and supporting the dental and medical schools at the University of Mississippi Medical Center. Along with manufacturing and healthcare, other major sectors of the local economy include agriculture, transportation, and technology companies among many industries that operate in this economy. With Jackson as the geographical and industrial center of the state, there is significant opportunity for growth.
Houston . The Houston region is one of the nation’s most attractive major metropolitan areas to live and work. Houston is the nation’s fourth most populous city and fifth largest MSA and is expected to grow between one million and two million residents per decade over the next 40 years. With $479 billion in MSA Gross Domestic Product for 2016, Houston is also the fourth largest U.S. metro economy and is expected to grow 3.3% annually from 2015 to 2040, effectively doubling the economy during that period. If Houston were an independent nation, it would rank as the world’s 23 rd largest economy. Among U.S. ports, the Port of Houston ranks 1 st in import tonnage for 25 straight years and 2 nd in total tonnage for 23 straight years, and it is the largest container port on the Gulf Coast. Houston’s Texas Medical Center is the world’s largest medical complex by multiple measures including: number of hospitals, number of physicians, square footage and patient volume. Houston ranks fourth in the nation in the number of corporate headquarters and, among the 100 largest non-U.S.-based corporations, 58 have a presence in Houston. Among the nation’s 20 most populated metro areas, Houston’s housing costs are 37.4% below the national average, and its overall living costs are 20.8% below the national average.
Our Challenges
There are a number of risks that you should consider before investing in our common stock. These risks are discussed more fully in the section titled “Risk Factors,” beginning on page 15, and include, but are not limited to:

•	We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses;

•
Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses;

•	We rely heavily on our executive management team and other key employees, and the loss of any these individuals could adversely impact our business or reputation;

•	Our ability to attract and retain profitable bankers is critical to the success of our business strategy;

•
The geographic concentration of our markets in Texas, Louisiana and Mississippi makes us more sensitive than our more geographically diversified competitors to adverse changes in the local economy; and

•
We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could subject us to regulatory action or penalties.

Corporate Information
Our principal executive offices are located at 500 South Service Road East, Ruston, Louisiana 71270, and our telephone number is (318) 255-2222. Our website is www.origin.bank. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

THE OFFERING

Common stock offered by us	shares
Underwriter purchase option	shares of common stock from us
Common stock outstanding after completion of the offering	shares of common stock ( shares if the underwriters exercise in full their option to purchase additional shares of our common stock)
Use of proceeds
Assuming an initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $      million, (or $      million if the underwriters exercise in full their option to purchase additional shares of our common stock), after deducting the estimated underwriting discount and offering expenses. We intend to use $48.3 million of the net proceeds to redeem all of our outstanding Senior Noncumulative Perpetual Preferred Stock, Series SBLF, or our SBLF preferred stock. We intend to use the remaining net proceeds from this offering, along with available cash, for general corporate purposes, which may include the support of our balance sheet growth, the acquisition of other banks or financial institutions or other complementary businesses to the extent such opportunities arise, and the maintenance of our capital and liquidity ratios, and those of our bank, at acceptable levels. See “Use of Proceeds.”

Dividends
We have paid regular quarterly cash dividends on our common stock since the second quarter of 1997, and our board of directors presently intends to continue to pay regular cash dividends to our shareholders. We most recently declared a dividend of $.0325 per common share for the fourth quarter of 2017. However, any future determination relating to dividends will be made at the discretion of our board of directors and will depend on a number of factors, including our historical and projected financial condition, liquidity and results of operations; our capital levels and needs; any acquisitions or potential acquisitions that we are considering; contractual, statutory and regulatory prohibitions and other limitations; general economic conditions and other factors deemed relevant by our board of directors. See “Dividend Policy.”

Registration and board rights
We have entered into a registration rights agreement with three of our largest shareholders, as a result of which such shareholders have the ability to cause us to register the resale of their shares of our capital stock. Certain of these shareholders also have the right to nominate a representative to serve on our board of directors and the board of directors of Origin Bank so long as they continue to hold 4.9% or more of our issued and outstanding common stock on an as-converted basis. For a detailed description, see “Certain Relationships and Related Party Transactions—Agreements with Certain Institutional Investors.”

Directed share program
At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares of our common stock being offered by this prospectus for sale to certain of our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing our common stock in this offering. We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting—Directed Share Program.”

Nasdaq Global Select Market listing	We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “OBNK.”
Risk factors	Investing in our common stock involves risks. See “Risk Factors,” beginning on page 15, for a discussion of factors that you should carefully consider before making an investment decision.
Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock;

•
does not attribute to any director, officer, or principal shareholder any purchases of shares of our common stock in this offering, including through the directed share program described in “Underwriting - Directed Share Program;” and

•	excludes shares of our common stock issuable upon the exercise of outstanding stock options with a weighted exercise price of $ per share, as of , 2018.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following tables set forth certain of our summary historical consolidated financial information for each of the periods indicated. The historical financial information at and for the years ended December 31, 2017 and 2016, except for the selected ratios, is derived from our audited financial statements included elsewhere in this prospectus. The historical financial information at and for the years ended December 31, 2015, 2014 and 2013, except for the selected ratios, is derived from our audited financial statements not included in this prospectus. Our historical results may not be indicative of our future performance.
You should read the selected historical consolidated financial and operating data set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At and for the Year Ended
	2017	2016	2015	2014	2013
	(Dollars in thousands, except share and per share data)
Income statement data:
Total interest income	$152,593	$139,151	$137,333	$125,923	$112,001
Total interest expense	22,288	18,468	16,056	14,721	18,180
Net interest income	130,305	120,683	121,277	111,202	93,821
Provision for credit losses	8,336	30,078	11,610	15,946	8,135
Net interest income after provision for credit losses	121,969	90,605	109,667	95,256	85,686
Noninterest income	29,187	41,868	44,131	38,262	33,167
Noninterest expense	130,674	116,707	113,995	112,334	88,244
Income before income taxes	20,482	15,766	39,803	21,184	30,609
Income tax expense	5,813	2,916	10,725	3,926	8,272
Net income	$14,669	$12,850	$29,078	$17,258	$22,337
Common stock dividends	$2,535	$2,331	$2,260	$2,250	$2,226

Balance sheet data (period-end):
Total assets	$4,153,995	$4,071,455	$3,971,343	$3,734,225	$3,224,259
Securities	436,753	408,738	388,400	425,887	371,343
Loans, net(1)	3,203,948	3,061,544	2,971,433	2,862,643	2,398,579
Allowance for loan losses	37,083	50,531	41,230	34,781	31,283
Goodwill and other intangible assets, net	24,336	24,854	26,322	23,818	24,918
Noninterest-bearing deposits	832,853	780,065	726,322	628,640	559,292
Total deposits	3,512,014	3,443,266	3,387,821	3,085,186	2,716,132
Junior subordinated debentures	9,619	9,596	9,574	9,737	9,688
Total stockholders’ equity(2)	455,342	448,657	398,440	372,690	350,284
SBLF preferred stock(3)	48,260	48,260	48,260	48,260	48,260
Series D preferred stock	16,998	16,998	15,000	15,000	15,000

	At and for the Year Ended
	2017	2016	2015	2014	2013
	(Dollars in thousands, except share and per share data)
Earnings per share data:
Net Income	$14,669	$12,850	$29,078	$17,258	$22,337
Preferred stock dividends	4,461	4,398	636	588	588
Net income allocated to participating stockholders	377	316	1,367	704	921
Net income available to common stockholders	$9,831	$8,136	$27,075	$15,966	$20,828
Common shares outstanding at end of period(4)	19,518,752	19,483,718	17,419,680	17,396,712	17,240,528
Weighted average common shares outstanding(4)	19,418,278	17,545,655	17,284,100	17,227,176	17,114,256
Weighted average diluted common shares outstanding(4)	19,634,412	17,733,061	17,506,658	17,447,890	17,271,218
Basic earnings per share(4)	$0.51	$0.46	$1.57	$0.93	$1.22
Diluted earnings per share(4)	0.50	0.46	1.56	0.92	1.21

Performance ratios:
Return on average assets(5)	0.36%	0.33%	0.76%	0.50%	0.72%
Return on average equity(5)	3.19	3.11	7.49	4.72	6.48
Return on average tangible common equity, as converted(6)	3.87	4.06	9.52	5.67	8.59
Net interest margin, fully tax equivalent(7)	3.49	3.37	3.48	3.55	3.28
Efficiency ratio(8)	81.93	71.80	68.92	75.16	69.49
Dividend payout ratio	25.79	28.65	8.35	14.09	10.69

Asset quality ratios:
Nonperforming assets to total assets	0.59%	1.67%	0.89%	0.56%	0.75%
Nonperforming loans to total loans	0.73	2.14	1.12	0.66	0.89
Allowance for loan losses to nonperforming loans	155.80	75.92	121.74	181.24	145.41
Allowance for loan losses to total loans	1.14	1.62	1.37	1.20	1.29
Net charge-offs as a percentage of average total loans(5)	0.69	0.71	0.15	0.48	0.21

Capital ratios:
Book value per common share, as converted(9)	$19.94	$19.64	$19.21	$17.82	$16.73
Tangible book value per common share, as converted(10)	18.74	18.42	17.76	16.51	15.35
Tangible common equity to tangible assets, as converted(11)	9.27%	9.28%	8.21%	8.10%	8.66%
Equity to assets	10.96	11.02	10.03	9.98	10.86
Tier 1 capital to average assets(5)	10.53	10.67	9.79	9.78	10.66
Common equity tier 1 capital to risk-weighted assets	9.35	9.42	8.29	n/a	n/a
Tier 1 capital to risk-weighted assets	11.25	11.33	10.25	10.06	11.08
Total capital to risk-weighted assets	12.26	12.58	11.45	11.12	12.21
____________________________

(1)	Balances are shown net of the allowance for loan losses and exclude loans held for sale.

(2)	Includes ESOP-owned shares.

(3)	Reflects $48.3 million in aggregate liquidation amount of our Series SBLF preferred stock, which is expected to be redeemed with a portion of the proceeds of this offering.

(4)	Presentation of share and per share amounts has been adjusted to reflect a 2-for-1 stock split that occurred on October 5, 2016.

(5)	All average balances are calculated on an average daily balance basis.

(6)
We calculate return on average tangible common equity, as converted, as net income plus intangible amortization, net of tax, divided by total average stockholders’ equity less average SBLF preferred stock and average goodwill and other intangible assets, net of accumulated amortization. Return on average tangible common equity, as converted is a non-GAAP financial measure , and the most directly comparable GAAP financial measure is return on equity. For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see "Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(7)	Fully taxable equivalent (tax-exempt interest earnings are adjusted at a 35% estimated tax rate as if interest earnings are taxable).

(8)	We calculate the efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income. The efficiency ratio is not on a fully taxable equivalent basis.

(9)
We calculate book value per common share, as converted, as total stockholders’ equity less SBLF preferred stock divided by the total of common shares outstanding plus all shares of Series D preferred stock on a one-for-one basis. Book value per common share, as converted is a non-GAAP financial measure , and the most directly comparable GAAP financial measure is book value per common share. For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see "Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(10)
We calculate tangible common book value, as converted, as total stockholders’ equity less preferred stock, goodwill and other intangible assets, net of accumulated amortization, and assumes the conversion of all shares of Series D preferred stock into shares of common stock on a one-for-one basis. Tangible common book value, as converted is a non-GAAP financial measure , and the most directly comparable GAAP financial measure is book value per common share. For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see "Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(11)
We calculate tangible common equity, as converted, as total stockholders’ equity less preferred stock, goodwill and other intangible assets, net of accumulated amortization, and assumes the conversion of all shares of Series D preferred stock into shares of common stock on a one-for-one basis. W e calculate tangible assets as total assets less goodwill and core deposit intangibles and other intangible assets, net of accumulated amortization. Tangible common equity to tangible assets, as converted is a non-GAAP financial measure , and the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see "Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with all other information included in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition and results of operations could be adversely affected. In that case, you could experience a partial or complete loss of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 43.
Risks Related to Our Business
We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.
Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be repaid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors including local market conditions and general economic conditions. If the overall economic climate in the U.S., generally, or our market areas, specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require significant additional provisions for credit losses. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower’s ability both to properly evaluate changes in the supply and demand characteristics affecting our market for products and services and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property.
Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval, review and administrative practices may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have an adverse effect on our business, financial condition and results of operations.
Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.
Real estate values in many Louisiana, Texas and Mississippi markets have experienced periods of fluctuation over the last five years, and the market value of real estate can fluctuate significantly in a short period of time. As of December 31, 2017, $1.98 billion , or 61.0% , of our total loans was comprised of loans with real estate as a primary component of collateral. We also make loans secured by real estate as a supplemental source of collateral. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect our business, financial condition, and results of operation. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have an adverse effect on our business, financial condition and results of operations. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which could have an adverse effect on our business, financial condition and results of operations.
We rely heavily on our executive management team and other key employees, and the loss of any these individuals could adversely impact our business or reputation.
Our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have an adverse effect on our business because of their skills, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have an adverse effect on our business, financial condition and results of operations.
Our ability to attract and retain profitable bankers is critical to the success of our business strategy.
Our ability to retain and grow our loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of our bankers. If we were to lose the services of any of our bankers, including profitable bankers employed by banks that we may acquire, to a new or existing competitor or otherwise, we may not be able to retain valuable relationships and some of our customers could choose to use the services of a competitor instead of our services.
Our growth strategy also relies on our ability to attract and retain additional profitable bankers. We may face difficulties in recruiting and retaining bankers of our desired caliber, including as a result of competition from other financial institutions. In particular, many of our competitors are significantly larger with greater financial resources, and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, we may incur significant expenses and expend significant time and resources on training, integration and business development before we are able to determine whether a new banker will be profitable or effective. If we are unable to attract and retain profitable bankers, or if our bankers fail to meet our expectations in terms of customer relationships and profitability, we may be unable to execute our business strategy, which could have an adverse effect on our business, financial condition and results of operations.
The geographic concentration of our markets in Texas, Louisiana and Mississippi makes us more sensitive than our more geographically diversified competitors to adverse changes in the local economy.
Unlike larger financial institutions that are more geographically diversified, we are a regional banking franchise concentrated in the Interstate 20 Corridor between the Dallas/Fort Worth metropolitan area and Jackson, Mississippi, as well as in Houston, Texas. As of December 31, 2017, 39.6% of our total loans (by dollar amount) were made to borrowers who reside or conduct business in Texas, 32.6% attributable to Louisiana and 15.6% attributable to Mississippi, and substantially all of our real estate loans are secured by properties located in these states. A deterioration in local economic conditions or in the residential or commercial real estate markets could have an adverse effect on the quality of our portfolio, the demand for our products and services, the ability of borrowers to timely repay loans, and the value of the collateral securing loans. If the population, employment or income growth in one of our markets is negative or slower than projected, income levels, deposits and real estate development could be adversely impacted. Some of our larger competitors that are more geographically diverse may be better able to manage and mitigate risks posed by adverse conditions impacting only local or regional markets.

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.
Our business and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the U.S. Although the U.S. economy, as a whole, has improved moderately over the past several years, the business environment in which we operate continues to be impacted by the effects of the most recent recession. Uncertainty about the federal fiscal policymaking process, and the medium and long-term fiscal outlook of the federal government and U.S. economy, is a concern for businesses, consumers and investors in the U.S. In addition, economic conditions in foreign countries, including global political hostilities and uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder domestic economic growth. The current economic environment is characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our commercial real estate loan portfolio exposes us to risks that may be greater than the risks related to our other mortgage loans.
Our loan portfolio includes non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of December 31, 2017, our non-owner-occupied commercial real estate loans totaled $662.2 million , or 20.4% , of our total loan portfolio. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. These loans expose us to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate because there are fewer potential purchasers of the collateral. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner-occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio would require us to increase our provision for loan losses, which would reduce our profitability, and could materially adversely affect our business, financial condition and results of operations.
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property.
Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. As of December 31, 2017, we held $499,000 in other real estate owned. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to general or local economic conditions, environmental cleanup liability, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned, could have an adverse effect on our business, financial condition and results of operations.

A large portion of our loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could expose us to credit losses.
As of December 31, 2017, approximately $989.2 million , or 30.5% , of our total loans were commercial loans to businesses. In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment and most are backed by a personal guaranty of the borrower or principal. These commercial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes movable property, such as equipment and inventory, which may decline in value more rapidly than we anticipate, exposing us to increased credit risk. In addition, a portion of our customer base, including customers in the energy and real estate business, may be exposed to volatile businesses or industries which are sensitive to commodity prices or market fluctuations, such as energy prices. Accordingly, negative changes in commodity prices and real estate values and liquidity could impair the value of the collateral securing these loans. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.
Our loan portfolio contains a number of large loans to certain borrowers, and deterioration in the financial condition of these borrowers could have a significant adverse impact on our asset quality.
Our growth over the past several years has been partially attributable to our ability to originate and retain relatively large loans given our asset size. As of December 31, 2017, our average loan size was approximately $295,000. Further, as of December 31, 2017, our 20 largest borrowing relationships represented 15.0% of our total outstanding loan portfolio, including mortgage loans held for sale, and 5.5% of our total commitments to extend credit. Along with other risks inherent in our loans, such as the deterioration of the underlying businesses or property securing these loans, the higher average size of our loans presents a risk to our lending operations. If any of our largest borrowers become unable to repay their loan obligations as a result of economic or market conditions or personal circumstances, our nonperforming loans and our provision for loan losses could increase significantly, which could have an adverse effect on our business, financial condition and results of operations.
Our allowance for loan losses may prove to be insufficient to absorb losses inherent in our loan portfolio.
Our experience in the banking industry indicates that some portion of our loans will not be fully repaid in a timely manner or at all. Accordingly, we maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their periodic examination, review the adequacy of our allowance for loan losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, we may need additional provision for loan losses to restore the adequacy of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increases could have an adverse effect on our business, financial condition and results of operations.

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness if we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned, or OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have an adverse effect on our business, financial condition or results of operations.
The amount of nonperforming and classified assets may increase significantly, resulting in additional losses, costs and expenses.
At December 31, 2017, we had a total of approximately $24.4 million of nonperforming assets, or approximately 0.59% of total assets. Total loans classified as "substandard," "doubtful" or "loss" as of December 31, 2017 were approximately $91.2 million, or approximately 2.2% of total assets.
An asset is generally considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Assets so classified must have one or more well-defined weaknesses that jeopardize the liquidation of the debt. "Substandard" assets include those characterized by the "distinct possibility" that we will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.
Should the amount of nonperforming assets increase in the future, we may incur losses, and the costs and expenses to maintain such assets likewise can be expected to increase and potentially negatively affect earnings. An additional increase in losses due to such assets could have a material adverse effect on our business, financial condition and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory.
Nonperforming assets can take significant time and resources to resolve.
Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on other real estate owned or on nonperforming loans, thereby adversely affecting our income and increasing loan administration costs. In addition, when we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may also impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. While we seek to reduce problem assets through loan workouts, restructurings, and otherwise, decreases in the value of the underlying collateral, or in these borrowers' performance or financial condition, whether or not due to economic and market conditions beyond our control, could have a material effect on our business, financial condition and results of operations. In addition, the resolution of nonperforming assets can require significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. We may not experience future increases in the value of nonperforming assets.

Sustained low oil prices, volatility in oil prices and downturns in the energy industry, including in Louisiana and Texas, could lead to increased credit losses in our energy portfolio and weaker demand for energy lending.
The energy industry is a significant sector in our markets in Louisiana and Texas. A downturn or lack of growth in the energy industry and energy-related business, including sustained low oil prices or the failure of oil prices to rise in the future, could adversely affect our business, financial condition and results of operations. Oil and gas prices declined significantly during 2014 and 2015, and, despite a subsequent partial rebound in 2016, the full impact to the U.S. economy, to banks in general, and to us, of these decreases and overall oil and gas price volatility is yet to be determined. As of December 31, 2017, our energy loans, which include loans to exploration and production companies, midstream companies and oilfield service companies totaled $54.3 million , or 1.6% of total loans, as compared to $151.0 million , or 4.7% of total loans as of December 31, 2016. In addition to our direct exposure to energy loans, we also have indirect exposure to energy prices, as some of our non-energy customers’ businesses are directly affected by volatility with the oil and gas industry and energy prices. Prolonged or further pricing pressure on oil and gas could lead to increased credit stress in our energy portfolio, increased losses associated with our energy portfolio, increased utilization of our contractual obligations to extend credit and weaker demand for energy lending. Such a decline or general uncertainty resulting from continued volatility could have other adverse impacts, such as job losses in industries tied to energy, increased spending habits, lower borrowing needs, higher transaction deposit balances or a number of other effects that are difficult to isolate or quantify, particularly in states with significant dependence on the energy industry like Louisiana and Texas, all of which could have an adverse effect on our business, financial condition and results of operations.
The small to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers' ability to repay loans.
We focus our business development and marketing strategy primarily on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise harmed by adverse business developments, this, in turn, could have an adverse effect on our business, financial condition and results of operations.
The borrowing needs of our customers may increase, especially during a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.
A commitment to extend credit is a formal agreement to lend funds to a customer as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our customers under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our customers, we typically have a substantial amount of total unfunded credit commitments, which is not reflected on our balance sheet. As of December 31, 2017, we had $1.15 billion in unfunded credit commitments to our customers. Actual borrowing needs of our customers may exceed our expectations, especially during a challenging economic environment when our customers’ companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. This could adversely affect our liquidity, which could impair our ability to fund operations and meet obligations as they become due and could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition to attract and retain customers, which could impair our growth, decrease our profitability or result in loss of market share.
We operate in the highly competitive banking industry and face significant competition for customers from bank and non-bank competitors, particularly regional and nationwide institutions, in originating loans, attracting deposits and providing other financial services. Our competitors are generally larger and may have significantly more resources, greater name recognition, and more extensive and established branch networks or geographic footprints than we do. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative banking sources.
Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

•	our scope, relevance and pricing of products and services offered to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	customer satisfaction with our level of service;

•	our ability to expand our market position;

•	industry and general economic trends; and

•	our ability to keep pace with technological advances and to invest in new technology.
Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could reduce our profitability. Our failure to compete effectively in our primary markets could cause us to lose market share and could have an adverse effect on our business, financial condition and results of operations.
Our ability to maintain our reputation is critical to the success of our business.
Our business plan emphasizes relationship banking. We have benefited from strong relationships with and among our customers. As a result, our reputation is one of the most valuable components of our business. Our growth over the past several years has depended on attracting new customers from competing financial institutions and increasing our market share, primarily by the involvement in our primary markets and word-of-mouth advertising, rather than on growth in the market for banking services in our primary markets. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, our existing relationships may be damaged. We could lose some of our existing customers, including groups of large customers who have relationships with each other, and we may not be successful in attracting new customers. Any of these developments could have an adverse effect on our business, financial condition and results of operations.
Our business has grown rapidly, and we may not be able to maintain our historical rate of growth, which could have an adverse effect on our ability to successfully implement our business strategy.
Our business has grown rapidly. Financial institutions that grow rapidly can experience significant difficulties as a result of rapid growth. Furthermore, our primary strategy focuses on organic growth, supplemented by acquisitions of banking teams or other financial institutions. We may be unable to execute on aspects of our growth strategy to sustain our historical rate of growth or we may be unable to grow at all. More specifically, we may be unable to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable banking teams or acquisition candidates. Various factors, such as economic conditions and competition, may impede or prohibit the growth of our operations, the opening of new branches, and the consummation of acquisitions. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our growth. The success of our strategy also depends on our ability to effectively manage growth, which is dependent upon a number of factors, including our ability to adapt existing credit, operational, technology and governance infrastructure to accommodate expanded operations. If we fail to build infrastructure sufficient to support rapid growth or fail to implement one or more aspects of our strategy, we may be unable to maintain historical earnings trends, which could have an adverse effect on our business, financial condition and results of operations.
We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching.
Our business strategy includes evaluating strategic opportunities to grow through de novo branching, and we believe that banking location expansion has been meaningful to our growth since inception. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking location and successfully integrate and promote our corporate culture; poor market reception for de novo banking locations established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with our anticipated growth through de novo branching could have an adverse effect on our business, financial condition and results of operations.
We may pursue acquisitions in the future, which could expose us to financial, execution and operational risks.
Although we plan to continue to grow our business organically, we may from time to time consider acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability. Our acquisition activities could be material to our business and involve a number of risks, including those associated with:

•	the identification of suitable candidates for acquisition;

•	the diversion of management attention from the operation of our existing business to identify, evaluate and negotiate potential transactions;

•	the ability to attract funding to support additional growth within acceptable risk tolerances;

•	the use of inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	the ability to maintain asset quality;

•	the adequacy of due diligence and the potential exposure to unknown or contingent liabilities related to the acquisition;

•	the retention of customers and key personnel, including bankers;

•	the timing and uncertainty associated with obtaining necessary regulatory approvals;

•	the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on our results of operations;

•	the ability to successfully integrate acquired businesses; and

•	the maintenance of adequate regulatory capital.

The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our strategy and standards at acceptable prices. We face significant competition in pursuing acquisition targets from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than we do. Our ability to compete in acquiring target institutions will depend on our available financial resources to fund the acquisitions, including the amount of cash and cash equivalents we have and the liquidity and value of our common stock. In addition, increased competition may also drive up the acquisition consideration that we will be required to pay in order to successfully capitalize on attractive acquisition opportunities. To the extent that we are unable to find suitable acquisition targets, an important component of our growth strategy may not be realized.
Acquisitions of financial institutions also involve operational risks and uncertainties, such as unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers, and other issues that could negatively affect our business. We may not be able to complete future acquisitions or, if completed, we may not be able to successfully integrate the operations, technology platforms, management, products and services of the entities that we acquire or to realize our attempts to eliminate redundancies. The integration process may also require significant time and attention from our management that would otherwise be directed toward servicing existing business and developing new business. Failure to successfully integrate the entities we acquire into our existing operations in a timely manner may increase our operating costs significantly and could have an adverse effect on our business, financial condition and results of operations. Further, acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future acquisition, and the carrying amount of any goodwill that we currently maintain or may acquire may be subject to impairment in future periods.
The markets in which we operate are susceptible to hurricanes and other natural disasters and adverse weather, which could result in a disruption of our operations and increases in loan losses.
A significant portion of our business is generated from markets that have been, and may continue to be, damaged by major hurricanes, floods, tropical storms, tornadoes and other natural disasters and adverse weather. Natural disasters can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. For example, in late August 2017, Hurricane Harvey, a Category 4 hurricane, caused extensive and costly damage across Southeast Texas, including the Houston metropolitan area, through catastrophic flooding and unprecedented damage to residences and businesses. We do not believe that Hurricane Harvey will have significant long-term effects on our business, financial condition or operations, although we are unable to predict with certainty the full impact of the storm on the markets in which we operate, including the adverse impact on our customers and our loan and deposit activities and credit exposures. If the economies in our primary markets experience an overall decline as a result of a natural disaster, adverse weather, or other disaster, demand for loans and our other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies and loan losses may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by a disaster. A disaster could, therefore, result in decreased revenue and loan losses that could have an adverse effect on our business, financial condition and results of operations.
New lines of business, products, product enhancements or services may subject us to additional risks.
From time to time, we implement new lines of business, or offer new products and product enhancements as well as new services within our existing lines of business, and we will continue to do so in the future. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have an adverse impact on our business, financial condition or results of operations.
We are dependent on the use of data and modeling in our management’s decision-making and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.
The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Act stress testing and the Comprehensive Capital Analysis and Review submissions, we currently utilize stress testing for capital, credit and liquidity purposes and anticipate that model-derived testing may become more extensively implemented by regulators in the future.
We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress-testing in the future, adverse regulatory scrutiny. We seek to mitigate this risk by performing back-testing to analyze the accuracy of these techniques and approaches. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.
We may be required to repurchase mortgage loans in some circumstances, which could diminish our liquidity.
Historically, we have originated whole mortgage loans for sale in the secondary market. When mortgage loans are sold in the secondary market, we are required to make customary representations and warranties to the purchasers about the mortgage loans and the manner in which they were originated. The mortgage loan sale agreements require us to repurchase or substitute mortgage loans or indemnify buyers against losses, in the event we breach these representations and warranties. In addition, we may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. With respect to loans that are originated by us through our broker or correspondents, the remedies available against the originating broker or correspondent, if any, may not be as broad as the remedies available to a purchaser of mortgage loans against us or the originating broker or correspondent, if any, may not have the financial capacity to perform remedies that otherwise may be available. Therefore, if a purchaser enforces their remedies against us, we may not be able to recover losses from the originating broker or correspondent. If repurchase and indemnity demands increase and such demands are valid claims, it could diminish our liquidity, which could have an adverse effect on our business, financial condition and results of operations. We were not required to repurchase during 2017, 2016 or 2015 any material amount of mortgage loans sold into the secondary market, although we were subject to and settled a material indemnification claim in the third quarter of 2017 related to loans sold into the secondary market by an entity we acquired in 2011.
Interest rate shifts could reduce net interest income.
The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. As of December 31, 2017, 54.5% of our earning assets and 73.9% of our interest-bearing liabilities were variable rate, where our variable rate liabilities reprice at a slower rate than our variable rate assets. Our interest sensitivity profile was asset sensitive as of December 31, 2017, meaning that we estimate our net interest income would increase from rising interest rates and decline with falling interest rates.
Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan portfolio and our overall results. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.
Changes in interest rates may change the value of our mortgage servicing rights portfolio, which may increase the volatility of our earnings.
As a result of our mortgage servicing business, we have a portfolio of mortgage servicing rights on unpaid principal balances of $2.18 billion at December 31, 2017. A mortgage servicing right is the right to service a mortgage loan - collect principal, interest and escrow amounts - for a fee. We measure and carry our entire residential mortgage servicing rights using the fair value measurement method. Fair value is determined as the present value of estimated future net servicing income, calculated based on a number of variables, including assumptions about the likelihood of prepayment by borrowers.
The primary risk associated with mortgage servicing rights is that in a declining interest rate environment, they will likely lose a substantial portion of their value as a result of higher than anticipated prepayments. Moreover, if prepayments are greater than expected, the cash we receive over the life of the mortgage loans would be reduced. Conversely, these assets generally increase in value in a rising interest rate environment to the extent that prepayments are slower than previously estimated. An increase in the size of our mortgage servicing rights portfolio may increase our interest rate risk. At December 31, 2017, our mortgage servicing rights had a fair value of $24.2 million , compared to $29.4 million at December 31, 2016. Changes in fair value of our mortgage servicing rights are recorded to earnings in each period. Depending on the interest rate environment, it is possible that the fair value of our mortgage servicing rights may be reduced in the future. If such changes in fair value significantly reduce the carrying value of our mortgage servicing rights, our business, financial condition and results of operations could be adversely affected.
A lack of liquidity could impair our ability to fund operations.
Liquidity is essential to our business, and we monitor our liquidity and manage our liquidity risk at the holding company and bank levels. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, the sale of loans, and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.
Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank of Dallas and the Federal Home Loan

Bank of Dallas. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our primary market area or by one or more adverse regulatory actions against us.
Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity and could, in turn, have an adverse effect on our business, financial condition and results of operations. In addition, because our primary asset at the holding company level is the bank, our liquidity at the holding company level depends primarily on our receipt of dividends from the bank. If the bank is unable to pay dividends to us for any reason, we may be unable to satisfy our holding company level obligations, which include funding operating expenses, debt service and dividends on our SBLF preferred stock.
We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, we may not be able to maintain regulatory compliance.
We face significant capital and other regulatory requirements as a financial institution. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, we, on a consolidated basis, and Origin Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity in such amounts as the regulators may require from time to time. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or reduce our operations. Even if we satisfy all applicable regulatory capital minimums, our regulators could ask us to maintain capital levels which are significantly in excess of those minimums. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, we could be subject to enforcement actions or other regulatory consequences, which could have an adverse effect on our business, financial condition and results of operation.
By engaging in derivative transactions, we are exposed to additional credit and market risk.
We use interest rate swaps to help manage our interest rate risk from recorded financial assets and liabilities when they can be demonstrated to effectively hedge a designated asset or liability and the asset or liability exposes us to interest rate risk or risks inherent in customer related derivatives. We use other derivative financial instruments to help manage other economic risks, such as liquidity and credit risk, including exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts principally related to our fixed rate loan assets. Hedging interest rate risk is a complex process, requiring sophisticated models and routine monitoring, and is not a perfect science. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could adversely affect our net interest income and, therefore, could have an adverse effect on our business, financial condition and results of operations.

The fair value of our investment securities can fluctuate due to factors outside of our control.
As of December 31, 2017, the fair value of our portfolio of available for sale investment securities was approximately $404.5 million , which included a net unrealized gain of approximately $1.8 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could have an adverse effect on our business, results of operations, financial condition and future prospects. The process for determining whether impairment of a security is other-than-temporary often requires complex, subjective judgments about whether there has been a significant deterioration in the financial condition of the issuer, whether management has the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value, the future financial performance and liquidity of the issuer and any collateral underlying the security, and other relevant factors.
If we fail to maintain an effective system of disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
Ensuring that we have adequate disclosure controls and procedures, including internal control over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly and time-consuming and needs to be reevaluated frequently. Under applicable law, we must provide annual management assessments of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may not conclude that our internal control over financial reporting is effective. In the future, our independent registered public accounting firm may not be satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Securities and Exchange Commission, or the SEC, for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any deficiencies in our internal control over financial reporting may also subject us to adverse regulatory consequences. If we fail to achieve and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with applicable law, and we may suffer adverse regulatory consequences or violate applicable listing standards. In addition, if we fail to achieve and maintain the adequacy of our internal control over financial reporting, we could experience a loss of investor confidence in the reliability of our financial statements.
Material weaknesses in our financial reporting or internal controls could result in a material misstatement in our financial statements and negatively affect investor confidence.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting relating to the development of our allowance for loan losses, and we identified a material weakness in our internal control over financial reporting relating to the determination of our accounting for income taxes . The material weakness related to our allowance for loan losses resulted from deficient management review controls and process level controls that did not provide for timely adjustments or recognition of losses on energy loans impaired due to collateral deterioration and resulted in adjustments to our allowance for loan losses to record additional reserves and adjust qualitative factors. The material weakness related to our accounting for income taxes resulted from inadequate controls surrounding the evaluation of deferred income tax assets and liabilities, including inadequate levels of monitoring and review, which resulted in an adjustment to our net deferred tax assets.
We have implemented measures that we believe are the appropriate actions to correct the material weaknesses. These measures include, among other things, the establishment of a formal allowance for loan loss review committee responsible for the review and approval of changes in modeling assumptions and oversight of the allowance calculation process; enhancements to our allowance for loan losses model to further disaggregate our loan pools to allow for greater precision in calculations and review based on specific risks; the enhancement of our tax provision model and the segregation of duties of preparation and review of the model; and the engagement of independent advisers to reassess the design of our internal control over financial reporting as well as additional personnel with experience in the ongoing identification, design and implementation of internal control over financial reporting. We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls.
 While we believe these measures have mitigated the risk related to the aforementioned internal control material weaknesses, we cannot be certain that, at some point in the future, another material weakness will not be identified or our internal control systems will not fail to detect a matter they are designed to prevent, and failure to remedy such material weaknesses could result in a material misstatement in our financial statements and have a material adverse impact on our business, financial condition and results of operations. The identification of any additional material weakness could also result in investors losing confidence in our internal control systems and questioning our reported financial information, which, among other things, could have a negative impact on the trading price of our common stock. Additionally, we could become subject to increased regulatory scrutiny and a higher risk of stockholder litigation, which could result in significant additional expenses and require additional financial and management resources .
Our financial results depend on management’s selection of accounting methods and certain assumptions and estimates.
The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of related revenues and expenses. Certain accounting policies are inherently based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally estimated. These critical accounting policies include the allowance for loan losses, accounting for income taxes, the determination of fair value for financial instruments, the impairment on tax credit investments and accounting for stock-based compensation. Management’s judgment and the data relied upon by management may be based on assumptions that prove to be inaccurate, particularly in times of market stress or other unforeseen circumstances. Even if the relevant factual assumptions are accurate, our decisions may prove to be inadequate or inaccurate because of other flaws in the design or use of analytical tools used by management. Any such failures in our processes for producing accounting estimates and managing risks could have a material adverse effect on our business, financial condition and results of operations.
The obligations associated with being a public company will require significant resources and management attention.
As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we are no longer an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and the Nasdaq Stock Market, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to:

•	prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;

•	expand the roles and duties of our board of directors and committees thereof;

•	maintain an internal audit function;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	retain additional personnel;

•	comply with Nasdaq Stock Market listing standards; and

•	comply with the Sarbanes-Oxley Act.
We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on our business, financial condition and results of operations. These increased costs could require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.
We have a continuing need for technological change, and we may not have the resources to effectively implement new technology, or we may experience operational challenges when implementing new technology.
The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to reduce costs as well as service our customers better. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.
Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services.
We rely on third parties to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.
Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, core application processing, statement production and account analysis. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained or repeated, system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and results of operations.
We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees and vendors.
In deciding whether to extend credit or enter into other transactions with clients and counterparties, and the terms of any such transaction, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information, whether fraudulent or inadvertent, may not be detected prior to funding. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Whether a misrepresentation is made by the applicant or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations may also be difficult to locate, and we may be unable to recover any of the monetary losses we may suffer as a result of the misrepresentations. Any of these developments could have an adverse effect on our business, financial condition and results of operations.
Unauthorized access, cyber-crime and other threats to data security may require significant resources, harm our reputation, and otherwise cause harm to our business.
We necessarily collect, use and hold personal and financial information concerning individuals and businesses with which we have a banking relationship. Threats to data security, including unauthorized access, and cyber-attacks, rapidly emerge and change, exposing us to additional costs for protection or remediation and competing time constraints to secure our data in accordance with customer expectations and statutory and regulatory privacy and other requirements. It is difficult or impossible to defend against every risk being posed by changing technologies, as well as criminal intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists make keeping up with new threats difficult and could result in a breach. Controls employed by our information technology department and our other employees and vendors could prove inadequate. We could also experience a breach due to intentional or negligent conduct on the part of employees or other internal sources, software bugs or other technical malfunctions, or other causes. As a result of any of these threats, our customer accounts may become vulnerable to account takeover schemes or cyber-fraud. Our systems and those of our third party vendors may also become vulnerable to damage or disruption due to circumstances beyond our or their control, such as from catastrophic events, power anomalies or outages, natural disasters, network failures, and viruses and malware.
A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs, and reputational damage, any of which could have an adverse effect on our business, results of operations, financial condition and future prospects.
We are subject to environmental liability risk associated with our lending activities.
In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause an adverse effect on our business, financial condition and results of operations.
We are subject to claims and litigation pertaining to intellectual property.
Banking and other financial services companies, such as ours, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.
Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have an adverse effect on our business, financial condition and results of operations.
We may be adversely affected by the soundness of other financial institutions.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. In addition, we participate in loans originated by other institutions, and we participate in syndicated transactions (including shared national credits) in which other lenders serve as the lead bank. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial institutions, financial service companies or the financial services industry generally, may lead to market-wide liquidity, asset quality or other problems and could lead to losses or defaults by us or by other institutions. These problems, losses or defaults could have an adverse effect on our business, financial condition and results of operations.
Risks Related to the Regulation of Our Industry
We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could subject us to regulatory action or penalties.
We are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund and the overall financial stability of the U.S., and not shareholders or counterparties. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividends or distributions that Origin Bank can pay to us, and that we can pay to our shareholders, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry, could have a material adverse effect on our business, financial condition, and results of operations.
The ongoing implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, could require significant management attention and resources and subject us to more stringent regulatory requirements.
On July 21, 2010, the Dodd-Frank Act was signed into law, and the process of implementation is ongoing. The Dodd-Frank Act imposes significant regulatory and compliance changes on many industries, including ours. There remains significant uncertainty surrounding the manner in which the provisions of the Dodd-Frank Act will ultimately be implemented by the various regulatory agencies and the full extent of the impact of the requirements on our operations is unclear, especially in light of the Trump administration's executive order calling for a full review of the Dodd-Frank Act and the regulations promulgated under it. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, require the development of new compliance infrastructure, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations could adversely affect our business, financial condition and results of operations.
Federal and state banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could result in regulatory action or penalties.
The Federal Reserve and the Louisiana Office of Financial Institutions periodically conduct examinations of our business, including our compliance with laws and regulations. If, as a result of an examination, a federal or state banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we or Origin Bank were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against us or Origin Bank or our respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate Origin Bank’s deposit insurance and place it into receivership or conservatorship. Any such regulatory action could have a material adverse effect on our business, results of operations, financial condition and prospects.
We are subject to stringent capital requirements, which may result in lower returns on equity, require us to raise additional capital, limit growth opportunities or result in regulatory restrictions.
Beginning January 1, 2015, we became subject to new rules designed to implement the recommendations with respect to regulatory capital standards, commonly known as Basel III, approved by the international Basel Committee on Banking Supervision. The rules established a new regulatory capital standard based on common equity tier 1, increase the minimum tier 1 risk-based capital ratio, and impose a capital conservation buffer of at least 2.5% of common equity tier 1 capital above the new minimum regulatory capital ratios, when fully phased in on January 1, 2019. The rules also changed the manner in which a number of our regulatory capital components are calculated, including deferred tax assets, and the risk weights applicable to certain asset categories. The Basel III rules generally require us to maintain greater amounts of regulatory capital than we were required to maintain prior to implementation of such rules and may also limit or restrict how we utilize our capital. Increased regulatory capital requirements (and the associated compliance costs) whether due to the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive interpretations of existing laws and regulations, may require us to raise additional capital, or impact our ability to repurchase shares of capital stock, pay dividends or pay compensation to our executives, which could have a material and adverse effect on our business, financial condition, results of operations and the value of our common stock. If Origin Bank does not meet minimum capital requirements, it will be subject to prompt corrective action by the Federal Reserve. Prompt corrective action can include progressively more restrictive constraints on operations, management and capital distributions. Failure to exceed the capital conservation buffer will result in certain limitations on dividends, capital repurchases, and discretionary bonus payments to executive officers. While we are not subject to formal capital planning requirements at our size, we have informally submitted a comprehensive capital plan to our regulators for review. Even if we satisfy the objectives of our capital plan and meet minimum capital requirements, it is possible that our regulators may ask us to raise additional capital. For additional discussion regarding our capital requirements, please see “Supervision and Regulation.”
New activities and expansion require regulatory approvals, and failure to obtain them may restrict our growth.
From time to time, we may complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive state and federal regulatory approval before we can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution’s record of compliance under the Community Reinvestment Act, or CRA, and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell branches as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.
In addition to the acquisition of existing financial institutions, as opportunities arise, we plan to continue de novo branching as a part of our organic growth strategy. De novo branching and any acquisitions carry with them numerous risks, including the inability to obtain all required regulatory approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo branches could impact our business plans and restrict our growth.
We face a risk of noncompliance and enforcement action with the Bank Secrecy Act, other anti-money laundering statutes and regulations and sanctions regulations.
The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, state agencies and law enforcement officials, the U.S. Department of Justice, Drug Enforcement Administration, Office of Foreign Assets Control, or OFAC, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by OFAC. To comply with regulations, guidelines and examination procedures in these areas, we have dedicated significant resources to our anti-money laundering program and OFAC compliance. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and inability to obtain regulatory approvals to proceed with certain aspects of our business plan, including acquisitions and de novo branching. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

We are subject to numerous laws designed to protect consumers, including fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under fair lending laws and regulations could result in a wide variety of direct or indirect negative consequences, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and prospects.
Failure by Origin Bank to perform satisfactorily on its Community Reinvestment Act evaluations could make it more difficult for our business to grow.
The performance of a bank under the Community Reinvestment Act, or CRA, in meeting the credit needs of its community is a factor that must be taken into consideration when the federal banking agencies evaluate applications related to mergers and acquisitions, as well as branch opening and relocations. If Origin Bank is unable to maintain at least a “Satisfactory” CRA rating, our ability to complete the acquisition of another financial institution or open a new branch will be adversely impacted. If Origin Bank received an overall CRA rating of less than “Satisfactory”, the Federal Reserve would not re-evaluate its rating until its next CRA examination, which may not occur for several more years, and it is possible that a low CRA rating would not improve in the future.
Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans, increase our risk of liability with respect to such loans, or increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all.
Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.
Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. While historically the states in which we operate have had foreclosure laws that are favorable to lenders, a number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and we cannot be certain that the states in which we operate will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such could have an adverse effect on our business, financial condition and results of operation.
An expansion of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of our business and our sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject us to litigation.
We service consumer loans we hold on our balance sheet, as well as a material amount of consumer mortgage loans we have originated and sold to others. The servicing of consumer loans is subject to extensive regulation by federal, state and local governmental authorities as well as to various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements which may further adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, it could have an adverse effect on our business, financial condition and results of operation.
In addition, we have sold loans to third parties. In connection with these sales, we or certain of our subsidiaries or legacy companies make or have made various representations and warranties, breaches of which may result in a requirement that we repurchase the loans, or otherwise make whole or provide other remedies to counterparties. These aspects of our business or our failure to comply with applicable laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could materially and adversely affect us.
Potential limitations on incentive compensation contained in proposed federal agency rulemaking may adversely affect our ability to attract and retain our highest performing employees.
In April 2011 and May 2016, the Federal Reserve and other federal financial agencies jointly published proposed rules designed to implement provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that would encourage inappropriate risk taking at covered financial institutions, which includes a bank or bank holding company with $1.00 billion or more in assets, such as us and Origin Bank. It cannot be determined at this time whether or when final rules will be adopted and whether compliance with any such rules will substantially affect the manner in which we structure compensation for our executives and other employees. Depending on the nature and application of the final rules, we may not be able to successfully compete with certain financial institutions and other companies that are not subject to some or all of the rules to retain and attract executives and other high performing employees. If this were to occur, relationships that we have established with our customers may be impaired, which could in turn adversely impact our business, financial condition and results of operations.
Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.
The deposits of Origin Bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments. The bank’s regular assessments are determined by the level of its assessment base and its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Moreover, the FDIC has the unilateral power to change deposit insurance assessment rates and the manner in which deposit insurance is calculated and also to charge special assessments to FDIC-insured institutions. The FDIC utilized all of these powers during the financial crisis for the purpose of restoring the reserve ratios of the Deposit Insurance Fund. Any future special assessments, increases in assessment rates or premiums, or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could materially and adversely affect our business, financial condition, and results of operations.
We are a financial holding company and must meet certain requirements in order to retain our financial holding company status, and the failure to do so could have an adverse effect on our ability to execute our business strategy.
Under Section 4(l) of the Bank Holding Company Act of 1956, as amended, and regulations of the Federal Reserve, as a financial holding company, we must comply with certain requirements to retain our status as a financial holding company, including among other things, a requirement that we and Origin Bank remain well capitalized and well managed. If the Federal Reserve finds that a financial holding company or any of its depository institution subsidiaries is not well capitalized or well managed, the Federal Reserve may order the financial holding company to take appropriate action, which may include ceasing to engage in certain financial activities within the meaning of the Bank Holding Company Act or requiring the financial holding company to divest ownership or control of any depository institution owned or controlled by the financial holding company. Such divestiture must be done in accordance with the terms and conditions established by the Federal Reserve. Any noncompliance by us or Origin Bank with the requirements to retain our status as a financial holding company could lead to regulatory action by the Federal Reserve, including loss of our status as a financial holding company or a requirement that we divest one or more of our bank and/or nonbank subsidiaries. Such a result could have an adverse effect on our ability to execute our business strategy, which in turn, could have an adverse effect on our business, financial condition and results of operations
The Federal Reserve may require us to commit capital resources to support Origin Bank.
Under longstanding Federal Reserve policy, which was codified by the Dodd-Frank Act, we are expected to act as a source of financial and managerial strength to Origin Bank and to commit resources to support the bank. Under this “source of strength” doctrine, the Federal Reserve may require us to make capital injections into Origin Bank at times when we may not be inclined to do so and may charge us with engaging in unsafe and unsound practices for failure to commit such resources. Accordingly, we could be required to provide financial assistance to Origin Bank if it experiences financial distress.
Such a capital injection may be required at a time when our resources are limited and we may be required to borrow the funds or to raise additional equity capital to make the required capital injection. In the event of our bankruptcy, the bankruptcy trustee will assume any commitment by us to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of our general unsecured creditors, including the holders of any note obligations.
We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.
The federal banking regulators have issued guidance regarding concentrations in commercial real estate lending directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital may have commercial real estate concentration risk and will be subject to further regulatory scrutiny with respect to their risk management practices for commercial real estate lending. Based on our commercial real estate concentration as of December 31, 2017, we believe that we are in compliance with the guidelines. However, increases in our commercial real estate lending, particularly as we expand into metropolitan markets and make more of these loans, could subject us to additional supervisory analysis. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has implemented controls to monitor our commercial real estate lending concentrations, but we cannot predict the extent to which this guidance will impact our operations or capital requirements.
We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage our reputation and subject us to regulatory action or penalties.
Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals (including customers, employees, suppliers and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that all of our clients, suppliers, counterparties and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under personal information laws and regulations. Concerns regarding the effectiveness of our measures to safeguard personal information, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers for our products and services and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our operations and financial condition.
Risks Related to this Offering and an Investment in Our Common Stock
An active, liquid market for our common stock may not develop or be sustained following this offering.
Before this offering, there has been no established public market for our common stock. We have applied to have our common stock listed on the Nasdaq Global Select Market under the symbol "OBNK", but our application may not be approved. Even if approved, an active, liquid trading market for our common stock may not develop or be sustained following this offering. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could have an adverse effect on the value of our common stock.
The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.
The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve, or in laws or regulations affecting us;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the number of securities analysts covering us;

•
publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	changes in market valuations or earnings of companies that investors deem comparable to us

•	the trading volume of our common stock;

•	future issuances of our common stock or other securities;

•	future sales of our common stock by us or our directors, executive officers or significant shareholders

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding our competitors and us;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.
In particular, the realization of any of the risks described in this “Risk Factors” section of this prospectus could have a material adverse effect on the market price of our common stock and cause the value of your investment to decline. The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility could have an adverse effect on the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.
Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.
Our articles of incorporation authorize us to issue up to 50,000,000 shares of common stock,         of which will be outstanding upon consummation of this offering (or         shares if the underwriters exercise their option to purchase additional shares in full). This number includes         shares that we are selling in this offering (or         shares if the underwriters exercise their option to purchase additional shares in full), which will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. Holders of approximately      % of the shares of our common stock outstanding prior to this offering, including all of our executive officers and directors, have agreed not to sell any shares of our common stock for a period of at least 180 days from the date of this prospectus, subject to certain exceptions. See "Underwriting." Following the expiration of the applicable lock-up period, all of these shares will be eligible for resale under Rule 144 of the Securities Act, subject to any remaining holding period requirements and, if applicable, volume limitations. The remaining shares of common stock outstanding prior to this offering are not subject to lock-up agreements and substantially all of such shares have been held by our non-affiliates for at least one year and therefor may be freely sold by such persons upon the completion of this offering. See "Shares Eligible for Future Sale" for a discussion of the shares of our common stock that may be sold into the public market in the future.
In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and under compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.
Investors in this offering will experience immediate and substantial dilution.
If you purchase common stock in this offering, you will pay more for your shares than the net tangible book value per share immediately prior to the completion of the offering. As a result of the offering and the termination of the repurchase liability under our ESOP, you will incur immediate dilution of $        per share, representing the difference between the initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus) and our as adjusted net tangible book value per share. Accordingly, if we were liquidated at our as-adjusted net tangible book value, you would not receive the full amount of your investment. See “Dilution.”
We have significant investors whose individual interests may differ from yours.
In December 2012, we completed a private placement of our common stock and our Series D preferred stock, in which we raised gross proceeds of approximately $85.0 million. As a result of this private placement, a significant portion of our outstanding equity is currently held by three separate institutional investors through six separate funds. Collectively, these investment firms beneficially owned approximately 22.6% of our outstanding voting stock as of December 31, 2017. In addition, as of December 31, 2017, all of the outstanding shares of our Series D preferred stock are held by three investors affiliated with Pine Brook Road Partners, LLC, who we refer to collectively as Pine Brook. Subject to certain percentage ownership limitations, any of the Pine Brook affiliates may elect to convert its shares of our Series D preferred stock into shares of our voting common stock at any time.
These institutional investors will have a significant level of influence because of their level of ownership, including a greater ability than you and our other shareholders to influence the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. These investors also have certain rights, such as board representation rights, contractual preemptive rights, access rights and registration rights that our other shareholders do not have. The interests of these investors could conflict with the interests of our other shareholders, including you, and any future transfer by these investors of their shares of preferred or common stock to other investors who have different business objectives could have a material adverse effect on our business, results of operations, financial condition and the market value of our common stock.
We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.
We intend to use $48.3 million of the net proceeds from this offering to redeem all of our outstanding SBLF preferred stock. We intend to use the remaining net proceeds from the sale of the shares in the offering, along with available cash, for general corporate purposes, which may include the support of our balance sheet growth, the acquisition of other banks or financial institutions or other complementary businesses to the extent such opportunities arise, and the maintenance of our capital and liquidity ratios, and the ratios of our bank, at acceptable levels. We have not specifically allocated the amount of net proceeds that will be used for these purposes, and our management will have broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability.

The rights of our common shareholders are generally subordinate to the rights of the holders of our SBLF and any debt securities that we may issue and may be subordinate to the holders of any other series of preferred stock that we may issue in the future.
We have issued 48,260 shares of our SBLF preferred stock to the U.S. Treasury in connection with our participation in the Small Business Lending Fund program. In addition, we have assumed an aggregate of $10.8 million in indebtedness in the form of junior subordinated debentures. Our existing indebtedness is, and any future indebtedness that we may incur will be, senior to our common stock. Additionally, as described above, while we intend to redeem all of our outstanding SBLF preferred stock following the consummation of this offering, our SBLF preferred stock has certain rights that are senior to our common stock. As a result, we must make payments on our SBLF preferred stock and indebtedness before any dividends can be paid on our common stock, and, in the event of our bankruptcy, dissolution or liquidation, the holders of our SBLF preferred stock and any indebtedness must be satisfied in full before any distributions can be made to the holders of our common stock.
Our board of directors has the authority to issue in the aggregate up to 2,000,000 shares of preferred stock, and to determine the terms of each issue of preferred stock and any indebtedness, without shareholder approval. Accordingly, you should assume that any shares of preferred stock and any indebtedness that we may issue in the future will also be senior to our common stock. As a result, holders of our common stock bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings may negatively affect the market price of our common stock.
We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include, without limitation, an exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We could be an emerging growth company until December 31, 2023, although we could lose that status sooner if our gross revenues exceed $1.07 billion, if we issue more than $1.07 billion in non-convertible debt in a three year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our common stock less attractive if we rely on these exemptions, which may result in a less active trading market and increased volatility in our stock price.
Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.
Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for the payment of dividends. Although we have consistently paid quarterly cash dividends on our common stock since 1997, we have no obligation to continue paying dividends, and we may change our dividend policy at any time without notice to our shareholders. Our ability to pay dividends may also be limited on account of our outstanding indebtedness or SBLF preferred stock, as we generally must make payments on our junior subordinated debentures and our outstanding indebtedness before any dividends can be paid on our common stock. In addition, under the terms of our SBLF preferred stock, the failure to pay dividends on the SBLF preferred stock would limit our ability to pay dividends on our common stock in the current and the next three calendar quarters. Finally, because our primary asset is our investment in the stock of Origin Bank, we are dependent upon dividends from the bank to pay our operating expenses, satisfy our obligations and pay dividends on our common stock, and the bank’s ability to pay dividends on its common stock will substantially depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate and other factors deemed relevant by its board of directors. There are numerous laws and banking regulations and guidance that limit our and Origin Bank’s ability to pay dividends. In addition, Origin Bank has agreed with its regulators to request prior approval of any dividend payable to us. See “Dividend Policy” and “Supervision and Regulation.”
Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.
Certain provisions of our articles of incorporation and bylaws, each as amended and restated, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	enable our board of directors to issue additional shares of authorized, but unissued capital stock;

•	enable our board of directors to issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the board;

•	enable our board of directors to increase the size of the board and fill the vacancies created by the increase;

•	divide our board of directors into three classes serving staggered three-year terms;

•	do not provide for cumulative voting in the election of directors;

•	enable our board of directors to amend our bylaws without shareholder approval;

•	require a two-thirds vote of our stockholders to modify the sections of our articles of incorporation addressing limitation of liability and indemnification of our officers and directors;

•	require the request of holders of at least 25% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting;

•	do not permit shareholder action by less than unanimous written consent;

•	establish an advance notice procedure for director nominations and other shareholder proposals;

•	require heightened approval for a merger, consolidation or share exchange; and

•	require prior regulatory application and approval of any transaction involving control of our organization.
These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our shares. See “Description of Capital Stock.”
Securities analysts may not initiate or continue coverage on us.
The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

An investment in our common stock is not an insured deposit and is subject to risk of loss.
Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	deterioration of our asset quality;

•
factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our primary market areas, the financial health of our commercial borrowers and the success of construction projects that we finance, including any loans acquired in acquisition transactions;

•	changes in the value of collateral securing our loans;

•	business and economic conditions generally and in the financial services industry, nationally and within our local market area;

•	our ability to prudently manage our growth and execute our strategy;

•	changes in management personnel;

•	our ability to maintain important deposit customer relationships, our reputation or otherwise avoid liquidity risks;

•	operational risks associated with our business;

•	volatility and direction of market interest rates;

•	increased competition in the financial services industry, particularly from regional and national institutions;

•	changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters;

•	further government intervention in the U.S. financial system;

•	compliance with governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities and tax matters;

•	natural disasters and adverse weather, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, and other matters beyond our control; and

•	other factors that are discussed in the sections titled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
Assuming an initial public offering price of $        per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering after deducting estimated underwriting discounts and offering expenses will be approximately $        million, or approximately $        million if the underwriters elect to exercise in full their purchase option.
Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $        million, or $        million if the underwriters elect to exercise in full their purchase option, assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting underwriting discounts and estimated offering expenses.
We intend to use $48.3 million of the net proceeds to redeem all of our outstanding SBLF preferred stock. We intend to use the remaining net proceeds from this offering, along with available cash, for general corporate purposes, which may include the support of our balance sheet growth, the acquisition of other banks or financial institutions or other complementary businesses to the extent such opportunities arise, and the maintenance of our capital and liquidity ratios, and the ratios of Origin Bank, at acceptable levels.
We have not specifically allocated the amount of net proceeds that will be used for the above described purposes, and our management will have broad discretion over how these proceeds are used.

DIVIDEND POLICY
We have paid regular quarterly cash dividends on our common stock since the second quarter of 1997, and our board of directors presently intends to continue to pay regular cash dividends to our shareholders. However, the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of number of factors, including, but not limited to: (1) our historical and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) any acquisitions or potential acquisitions that we are considering, (4) contractual, statutory and regulatory prohibitions and other limitations (as briefly discussed below), (5) general economic conditions and (6) other factors deemed relevant by our board of directors. We cannot assure you that we will be able to pay dividends to holders of our common stock in the future.
The following table sets forth the cash dividends we have paid per share of our common stock for the periods shown:

Quarterly Period	Dividends Per Common Share(1)	Total Cash Dividends
First Quarter 2016	$0.0325	$566,464
Second Quarter 2016	0.0325	566,582
Third Quarter 2016	0.0325	567,150
Fourth Quarter 2016	0.0325	630,587

First Quarter 2017	$0.0325	$633,081
Second Quarter 2017	0.0325	633,702
Third Quarter 2017	0.0325	633,730
Fourth Quarter 2017	0.0325	634,361

First Quarter 2018
____________________________

(1)	Amounts have been adjusted as necessary to reflect our 2-for-1 stock split, which was effective October 5, 2016.

Dividend Restrictions
As a Louisiana corporation, we are subject to certain restrictions on dividends under the Louisiana Business Corporation Act, or LBCA. Generally, a Louisiana corporation may pay dividends to its shareholders unless, after giving effect to the dividend, either: (1) the corporation would not be able to pay its debts as they come due in the usual course of business; or (2) the corporation’s total assets are less than the sum of its total liabilities and the amount that would be needed, if the corporation were to be dissolved at the time of the payment of the dividend, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the dividend, which in our case would include the liquidation preference of our Series SBLF and Series D preferred shareholders.
Our status as a financial holding company also affects our ability to pay dividends in two ways. First, since we are a financial holding company with no material business activities of our own, our ability to pay dividends is substantially dependent upon the ability of Origin Bank to transfer funds to us in the form of dividends, loans and advances. Origin Bank’s ability to pay dividends and make other distributions and payments to us is itself subject to various legal, regulatory and other restrictions, including Origin Bank’s agreement with its regulators to request prior approval of any dividend payable to us, and t he present and future dividend policy of Origin Bank is subject to the discretion of its board of directors . Second, as a holding company of a bank, our payment of dividends must comply with the laws, regulations and policies of the Federal Reserve. See “Supervision and Regulation” for more information about regulatory limitations that may affect Origin Bank’s and our ability to pay dividends.
Our ability to pay dividends may also be limited on account of our outstanding indebtedness and SBLF preferred stock. We have outstanding two series of junior subordinated debentures. We must make payments on our junior subordinated debentures before any dividends can be paid on our common stock. In addition, under the terms of our SBLF preferred stock, we may be restricted from paying dividends on our common stock if our capital falls below certain levels, and the failure to pay dividends on the SBLF preferred stock would limit our ability to pay dividends on our common stock in such quarter and the next three calendar quarters. For more information about our participation in the SBLF program, see “Description of Capital Stock – Preferred Stock — SBLF Preferred Stock.”

CAPITALIZATION
The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis, after giving effect to the termination of the repurchase liability under our ESOP; and

•
on a pro forma basis, after giving effect to (1) the termination of the repurchase liability under our ESOP, (2) the net proceeds from the sale by us of         shares of our common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of $        per share, which is the midpoint of the price range on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses, and (3) the redemption of our outstanding SBLF preferred stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the as adjusted amount of our total stockholders’ equity by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses. If the underwriters’ option to purchase additional shares is exercised in full, the as adjusted amount of total stockholders’ equity would increase by approximately $        million, after deducting underwriting discounts and estimated offering expenses, and we would have         shares of our common stock issued and outstanding, as adjusted.

The pro forma capitalization information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted for Offering(4)
	(Dollars in thousands)
Capitalization:
Junior subordinated debentures	$9,619	$9,619	$9,619
Commitments and contingent liabilities (ESOP-owned shares)	34,991	—	—

Stockholders’ equity:
Preferred stock, no par value, 2,000,000 shares authorized
Series SBLF (48,260 shares authorized, issued and outstanding, and no shares issued and outstanding as adjusted)	48,260	48,260	—
Series D (950,000 shares authorized; 901,644 shares issued and outstanding)	16,998	16,998	16,998
Common stock ($5.00 par value; 50,000,000 shares authorized; 19,518,752 shares issued and outstanding; and shares issued and outstanding as adjusted, respectively)	97,594	97,594
Additional paid-in capital	146,061	146,061
Retained earnings	145,122	145,122	145,122
Accumulated other comprehensive income	1,307	1,307	1,307
Total stockholders’ equity, including ESOP-owned shares	455,342	455,342
Less: ESOP-owned shares	34,991	—	—
Total stockholders’ equity, net of ESOP-owned shares	420,351	455,342
Total capitalization	$464,961	$464,961	$

Capital ratios(1):
Total stockholders' equity to total assets	10.96%	10.96%	%
Tangible common equity to tangible assets(2)	8.86	8.86
Tier 1 capital to average assets	10.53	10.53
Tier 1 risk-based capital to risk-weighted assets(3)	11.25	11.25
Common equity tier 1 capital to risk-weighted assets(3)	9.35	9.35
Total risk-based capital to risk-weighted assets(3)	12.26	12.26
____________________________

(1)	Capital ratios are calculated in accordance with regulatory guidance and include ESOP-owned shares in common equity.

(2)
We calculate tangible common equity as total stockholders’ equity, including ESOP-owned shares, less goodwill, core deposit intangibles and other intangible assets, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles and other intangible assets, net of accumulated amortization. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures.”

(3)	The pro forma capital ratios above assume that the proceeds of this offering are invested in 100.0% risk-weighted assets.

(4)
References in this section to the number of shares of our common stock outstanding do not include the 901,644 shares of Series D preferred stock that will become convertible, and are expected to be converted, in part, into common stock upon completion of this offering. The conversion of shares of Series D preferred stock into shares of common stock would have no impact on the total equity shown, but would result in a $ million reduction in Series D preferred stock outstanding and a corresponding $ million increase in common stock outstanding and $ million increase in additional paid-in capital, if all shares of Series D preferred stock subject to conversion following the offering were converted into shares of common stock.

DILUTION
If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the as adjusted net tangible book value per share of our common stock immediately following this offering. Net tangible book value is equal to our total stockholders’ equity, less intangible assets. As of December 31, 2017, the net tangible book value of our common stock was $        million, or $        per share.
After giving effect to the termination of the repurchase liability under our ESOP and the net proceeds from the sale by us of         shares of our common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of $        per share, the midpoint of the price range on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses, the pro forma net tangible book value of our common stock as of December 31, 2017 would have been approximately $        million, or $        per share. Therefore, this offering will result in an immediate increase of $        in the net tangible book value per share of our common stock of existing shareholders and an immediate dilution of $        in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately        % of the assumed public offering price of $        per share.
In addition, as a result of the offering, an aggregate of shares of Series D preferred stock will become convertible into shares of common stock on a one-for-one basis, and we expect those shares to be converted, which will result in additional dilution to new investors. See "Description of Capital Stock—Preferred Stock—Series D Preferred Stock—Conversion." After giving effect to this offering, in the manner described above, and assuming the subsequent conversion of shares of our Series D preferred stock into common stock, the pro forma net tangible book value per share of our common stock as of December 31, 2017 would have been $      per share. Accordingly, taking into account the conversion of shares of Series D preferred stock, this offering will result in an immediate increase of $        in the net tangible book value per share of our common stock of existing shareholders and an immediate dilution of $        in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately        % of the assumed public offering price of $        per share.
The following table illustrates the calculation of the amount of dilution per share as of December 31, 2017 that a purchaser of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share		$
Net tangible book value per common share, as of December 31, 2017, after giving effect to the termination of the repurchase liability under our ESOP	$18.74
Increase in net tangible book value per common share attributable to this offering	$
As adjusted net tangible book value per common share after this offering and the termination of the repurchase liability under our ESOP		$
Dilution in net tangible book value per common share to new investors		$
Additional dilution per common share as a result of conversion of shares of Series D preferred stock	$
Dilution in net tangible book value per common share to new investors from offering and conversion		$
A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our as adjusted net tangible book value per share after this offering by $       , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares is exercised in full, the pro forma net tangible book value per share after giving effect to this offering would be approximately $        per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $        per share.

The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. To the extent that any of our officers or directors or any promoters, or any persons affiliated with any of the foregoing, participated in an offering of our common stock, these individuals paid the same price as all other participants in the same offering. This information is presented on an as adjusted basis as of December 31, 2017, after giving effect to our sale of         shares of our common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed public offering price of $        per share.

	Shares Purchased/Issued		Total Consideration		Average Price Per Share
	Number	Percent	Amount(1)	Percent
	(Dollars in thousands, except per share data)
Shareholders as of December 31, 2017	19,518,752%			$243,655%	$12.48
New investors in this offering		%		%
Total	19,518,752%			$243,655%	$12.48
____________________________

(1)	Calculated as $97.6 million in common stock plus $146.1 million addition paid in capital.

After giving effect to the sale of shares in this offering, if the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own approximately        % and our new investors would own approximately        % of the total number of shares of our common stock outstanding after this offering.
The table above excludes         shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $        per share, which includes         shares of common stock issuable upon exercise of stock options that have vested. To the extent that any of the foregoing options are exercised, investors participating in this offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK
Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of        , 2017, there were approximately         holders of record of our common stock.
We anticipate that this offering and the listing of our common stock on the Nasdaq Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.
General
We are a financial holding company headquartered in Ruston, Louisiana. The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, we conduct all of our material business operations through our wholly owned bank subsidiary, Origin Bank, and the discussion and analysis that follows primarily relates to activities conducted at the bank level.
Our principal business, which operates through one segment, is lending to and accepting deposits from businesses, municipalities, school districts, professionals and individuals. We generate the majority of our revenue from interest earned on loans and investments, service charges and fees on deposit accounts.
We intend for this discussion and analysis to provide the reader with information that will assist in understanding our business, results of operations, financial condition and financial statements, the changes in certain key items in our financial statements from period to period and the primary factors that accounted for those changes. Certain 2017 financial performance highlights are provided below:

•
Net income for the year ended December 31, 2017 was $14.7 million , an increase of $1.8 million , or 14.2% , from 12.9 million for the year ended December 31, 2016. Diluted earnings per share for the year ended December 31, 2017 was $0.50 , an increase of $0.04 from $0.46 for the year ended December 31, 2016.

•	Total assets grew by $82.5 million , or 2.0% , to $4.15 billion at December 31, 2017, from $4.07 billion at December 31, 2016.

•
Loans held for investment increased by $129.0 million , or 4.1% , at December 31, 2017, when compared to December 31, 2016. Excluding a $96.7 million managed decline in our energy lending portfolio, loans held for investment increased by $225.7 million , or 7.3% , during 2017.

•
Deposits increased $68.7 million , or 2.0% , at December 31, 2017, compared to December 31, 2016, with noninterest-bearing deposits comprising $52.8 million of the total increase. Noninterest-bearing deposits comprised 23.7% of total deposits at December 31, 2017.

•
Nonperforming assets dropped to $24.4 million at December 31, 2017, a decrease of $43.7 million , or 64.2% , from $68.1 million at December 31, 2016, driven by the managed decline in our energy lending portfolio.

•
The yield earned on total loans increased to 4.33% for the year ended December 31, 2017, compared to 4.08% for the year ended December 31, 2016, which was the primary driver of our 12 basis point increase in net interest margin (tax-equivalent) for the same period.

•
Basic and diluted earnings per share were $0.51 and $0.50 for the year ended December 31, 2017, respectively, compared to basic and diluted earnings per share of $0.46 for the year ended December 31, 2016.

Results of Operations for the Years Ended December 31, 2017 and 2016
Net Interest Income
One of the primary measures of our operating performance is our net interest income, calculated as the difference between interest income on interest-earning assets, such as loans, securities and interest-bearing cash, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Fluctuations in market interest rates and changes in amount and composition impact the yield earned and rates paid on interest sensitive assets and liabilities.
Net interest income for the year ended December 31, 2017 was $130.3 million , a $9.6 million , or 8.0% , increase from $120.7 million for the year ended December 31, 2016. The increase was primarily the result of increased yields earned, and to a lesser extent, increases in the average balances in our loan portfolio. The average yield on our loan portfolio for the year ended December 31, 2017 was 4.33% , a 25 basis point increase from 4.08% for the year ended December 31, 2016. The increase in yield earned on our loan portfolio was attributed to a mix of fewer nonperforming loans which resulted in higher interest earned and increases in the interest rate environment during 2017, but was partially offset by increased rates for our interest-bearing liabilities. During 2016, credit deterioration in our energy lending portfolio resulted in a downward impact of 15 basis points to the total yield on our loan portfolio. During 2017, our energy lending portfolio resulted in a downward impact of three basis points to the total yield on our loan portfolio. Please see "Comparison of Financial Condition at December 31, 2017 and December 31, 2016 - Nonperforming Assets" for additional information on our nonperforming assets. The average cost of our interest-bearing liabilities for the year ended December 31, 2017 was 0.82% , an increase of 14 basis points from 0.68% for the year ended December 31, 2016. The increase in the cost of interest-bearing liabilities was primarily attributed to rises in the interest rate environment, which increase our costs to retain deposits. For the year ended December 31, 2017, our net interest margin increased by 13 basis points to 3.40% from 3.27% for the year ended December 31, 2016.

The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the years ended December 31, 2017 and 2016. Nonaccrual loans are included in their respective loan category for the purpose of calculating the yield earned.

	Years Ended December 31,
	2017			2016
	Average Balance	Income/Expense	Yield/Rate	Average Balance	Income/Expense	Yield/Rate
Assets	(Dollars in thousands)
Commercial real estate	$1,027,495	$46,071	4.48%	$954,860	$41,614	4.36%
Construction/land/land development	319,980	14,720	4.60	291,799	12,401	4.25
Residential real estate loans	498,271	22,227	4.46	426,748	19,474	4.56
Commercial and industrial loans	1,050,464	43,291	4.12	1,181,746	44,171	3.74
Mortgage warehouse lines of credit	215,364	9,572	4.44	183,400	7,129	3.89
Consumer loans	21,656	1,363	6.29	22,162	1,296	5.85
Loans held for sale	70,444	1,614	2.29	69,147	1,761	2.55
Loans Receivable	3,203,674	138,858	4.33	3,129,862	127,846	4.08
Investment securities-taxable	292,161	6,233	2.13	260,960	4,970	1.90
Investment securities-non-taxable	135,207	4,766	3.52	138,380	4,900	3.54
Non-marketable equity securities held in other financial institutions	19,607	734	3.74	19,240	613	3.18
Interest-bearing balances due from banks	179,998	2,002	1.11	146,061	822	0.56
Total interest-earning assets	3,830,647	152,593	3.98	3,694,503	139,151	3.77
Noninterest-earning assets	266,320			255,740
Total assets	$4,096,967			$3,950,243
Liabilities and Stockholders' Equity
Liabilities
Interest-bearing liabilities
Savings and interest-bearing transaction accounts	$1,985,688	$12,707	0.64%	$1,904,480	$8,707	0.46%
Time deposits	630,770	6,607	1.05	673,774	6,543	0.97
Total interest-bearing deposits	2,616,458	19,314	0.74	2,578,254	15,250	0.59
Borrowings	76,374	2,340	3.06	99,922	2,588	2.59
Securities sold under agreements to repurchase	29,276	86	0.29	29,838	84	0.28
Subordinated debentures	9,607	548	5.70	9,584	546	5.70
Total interest-bearing liabilities	2,731,715	22,288	0.82	2,717,598	18,468	0.68
Noninterest-bearing deposits	841,375			758,878
Other liabilities	63,658			60,250
Total liabilities	3,636,748			3,536,726
Stockholders' Equity	460,219			413,517
Total liabilities and stockholders' equity	$4,096,967			$3,950,243
Net interest spread (1)			3.16%			3.09%
Net interest income and margin (2)		$130,305	3.40%		$120,683	3.27%
Net interest income and margin - (tax equivalent)(3)		$133,873	3.49%		$124,323	3.37%
____________________________

(1)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

(3)
In order to present pretax income and resulting yields on tax-exempt investments comparable to those on taxable investments, a tax-equivalent adjustment (a non-GAAP measure) has been computed. This adjustment also includes income tax credits received on Qualified School Construction Bonds. Income from tax-exempt investments and tax credits were computed using a Federal income tax rate of 35% for the periods presented. The tax-equivalent net interest margin would be 3.47% and 3.34% for 2017 and 2016, respectively, if we had been subject to the 21% Federal income tax rate enacted for 2018 in the Tax Cuts and Jobs Act.

Rate/Volume Analysis
Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between periods to average balances outstanding in the earlier period. The change in interest due to volume has been determined by applying the rate from the earlier period to the change in average balances outstanding between periods. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	Year Ended December 31, 2017 vs. Year Ended December 31, 2016
	Increase (Decrease) Due to Change in
	Volume	Yield/Rate	Total
Interest-earning assets	(Dollars in thousands)
Loans:
Commercial real estate	$3,166	$1,291	$4,457
Construction/land/land development	1,198	1,121	2,319
Residential real estate loans	3,264	(511)	2,753
Commercial and industrial loans	(4,907)	4,027	(880)
Mortgage warehouse lines of credit	1,242	1,201	2,443
Consumer loans	(30)	97	67
Loans held for sale	33	(180)	(147)
Loans Receivable	3,966	7,046	11,012
Investment securities-taxable	594	669	1,263
Investment securities-non-taxable	(112)	(22)	(134)
Non-marketable equity securities held in other financial institutions	12	109	121
Interest-bearing balances due from banks	191	989	1,180
Total interest-earning assets	4,651	8,791	13,442
Interest-bearing liabilities
Savings and interest-bearing transaction accounts	370	3,630	4,000
Time deposits	(418)	482	64
FHLB advances	(610)	362	(248)
Securities sold under agreements to repurchase	(2)	4	2
Junior subordinated debentures	1	1	2
Total interest-bearing liabilities	(659)	4,479	3,820
Net interest income	$5,310	$4,312	$9,622

Provision for Credit Losses
The provision for credit losses, which includes both the provision for loan losses and provision for off-balance sheet commitments, is based on management’s assessment of the adequacy of both our allowance for loan losses and our reserve for off-balance sheet lending commitments. Factors impacting the provision include inherent risk characteristics in our loan portfolio, the level of nonperforming loans and net charge-offs, both current and historic, local economic and credit conditions, the direction of the change in collateral values, and the funding probability on unfunded lending commitments. The provision for credit losses is charged against earnings in order to maintain our allowance for loan losses, which reflects management’s best estimate of probable losses inherent in our loan portfolio at the balance sheet date, and our reserve for off-balance sheet lending commitments, which reflects management's best estimate of probable losses inherent in our legally binding lending-related commitments.
The provision for credit losses for the year ended December 31, 2017 was $8.3 million , a decrease of $21.7 million , or 72.3% , from $30.1 million for the year ended December 31, 2016. The decrease in provision expense was driven by significant provision expense recorded in 2016 on our energy lending portfolio. Of the 2016 provision expense, $31.7 million was attributable to deterioration in our energy loan portfolio due to the decline in the price of oil and resulting downturn in the energy sector, partially offset by a net recovery in the remainder of our loan portfolio. Net charge-offs for the twelve months ended December 31, 2017 were $21.7 million compared to $21.9 million for same period in 2016, while net charge-offs for the energy portfolio were $14.6 million and $22.7 million for the same periods, respectively. Our energy portfolio totaled $54.3 million at December 31, 2017 compared to $151.0 million at December 31, 2016. For additional information on credit quality see the "Comparison of Financial Condition at December 31, 2017 and December 31, 2016 - Nonperforming Assets."
Noninterest Income
Our primary sources of recurring noninterest income are service charges on deposit accounts, mortgage banking revenue, insurance commission and fee income, and other fee income.
The table below presents the various components of and changes in our noninterest income for the periods indicated.

	Years Ended December 31,
	2017	2016	$ Change	% Change
	(Dollars in thousands)
Noninterest income:
Service charges and fees	$11,606	$11,019	$587	5.3%
Mortgage banking revenue	15,806	14,869	937	6.3
Insurance commission and fee income	7,207	6,775	432	6.4
Gains on sales of securities, net	—	136	(136)	N/M
Losses on non-mortgage loans held for sale, net	(12,708)	—	(12,708)	N/M
Gain (loss) on sales and disposals of other assets, net	1,036	(515)	1,551	N/M
Other fee income	2,176	2,970	(794)	(26.7)
Other	4,064	6,614	(2,550)	(38.6)
Total noninterest income	$29,187	$41,868	$(12,681)	(30.3)
____________________________
N/M = not meaningful

Noninterest income for the year ended December 31, 2017, decreased by $12.7 million , or 30.3% , to $29.2 million , compared to $41.9 million for the year ended December 31, 2016, primarily due to losses on non-mortgage loans held for sale. The components of the net decrease are discussed below.

Mortgage banking revenue.   As part of the banking services we provide our customers, we originate residential mortgage loans and service some of those loans. Our revenue from mortgage banking typically fluctuates as mortgage interest rates change and is primarily attributable to two activities: (1) origination and sale of new mortgage loans and (2) servicing mortgage loans. Our normal practice is to originate mortgage loans for sale in the secondary market and to either retain or release the associated mortgage servicing rights, or MSRs, with the loan sold. Generally, we retain the MSRs on customers in our footprint. We record MSRs at fair value for all loans sold on a servicing retained basis with subsequent adjustments to the fair value of MSRs.
The following table presents our mortgage banking operations for 2017 and 2016 and the dollar and percentage change between the two years:

	Years ended December 31,
	2017	2016	$ Change	% Change
Revenue:	(Dollars in thousands)
Origination	$1,281	$1,312	$(31)	(2.4)%
Gain on sale of loans held for sale	11,249	12,522	(1,273)	(10.2)
Servicing	7,873	8,146	(273)	(3.4)
MSR change due to payoffs/paydowns	(4,005)	(4,425)	420	(9.5)
Total	16,398	17,555	(1,157)	(6.6)
MSR and hedge fair value adjustment	(592)	(2,686)	2,094	(78.0)
Mortgage banking revenue	$15,806	$14,869	$937	6.3

Origination volume	$500,234	$745,320	$(245,086)	(32.9)%
Mortgage loans sold	517,326	754,667	(237,341)	(31.4)
Outstanding principal balance of mortgage loans serviced at year-end	2,183,944	2,497,602	(313,658)	(12.6)
Origination revenue, a component of mortgage banking revenue, is comprised of origination fees, underwriting fees and other fees associated with the origination of loans. Mortgage loan origination volumes of $500.2 million and $745.3 million generated origination revenue of $1.3 million , or 26 basis points, and $1.3 million , or 18 basis points, for 2017 and 2016, respectively. Mortgage loan sales of $517.3 million and $754.7 million generated gains of $11.2 million , or 217 basis points, and $12.5 million , or 166 basis points, for 2017 and 2016, respectively. While the origination and gain on sale revenue declined year over year due to lower origination and sale volumes, the increase in average origination fee rate and average gain on sale rate is a result of our strategy to increase our retail mortgage origination volumes and reduce our level of third party origination volumes.
Revenue from servicing, another component of mortgage banking revenue, includes fees from the servicing of mortgage loans. Servicing revenue was $7.9 million and $8.1 million for 2017 and 2016, respectively. Changes in the fair value of our MSRs are generally a result of changes in long term mortgage interest rates from the previous reporting date, which impact other assumptions used in the valuation of our MSRs such as the prepayment speed assumption. An increase in projected long-term mortgage interest rates typically results in an increase in the fair value of the MSRs, while a decrease in mortgage interest rates typically results in a decrease in the fair value of MSRs. The fair value of MSRs is impacted by principal payments, prepayments, charge-offs and payoffs on loans in the servicing portfolio. Decreases in value from principal payments, prepayments, charge-offs and payoffs were $4.0 million and $4.4 million for 2017 and 2016, respectively. We are susceptible to significant fluctuations in the value of MSRs in changing interest rate environments due to the impact interest rates may have on prepayment speed assumptions in the valuation. Reflecting this sensitivity to interest rates and prepayment speed assumptions, the fair value of MSRs decreased $592 ,000 and $2.7 million , respectively, in 2017 and 2016.
In the course of conducting our mortgage banking activities of originating mortgage loans and selling those loans in the secondary market, we may be required to buy a loan back due to non-payment of the debt and subsequent foreclosure or a need to modify the terms of the loan and resell or, less commonly, due to origination defects. The expenses associated with these repurchases are referred to as mortgage loan servicing putback expenses. Putback requests may be made until the loan is paid in full. When a putback request is received, we evaluate the request and take appropriate actions based on the nature of the request. We are required by Federal National Mortgage Association, or Fannie Mae, and Federal Home Loan Mortgage Corporation, or Freddie Mac, to provide a response to putback requests within 60 days of the date of receipt. Total mortgage loan servicing putback expenses incurred by us were $106,000 and $83,000 for the years ended December 31, 2017 and 2016, respectively.
Losses on non-mortgage loans held for sale.   During 2017, several energy loans previously classified as held for investment were re-classified as held for sale. The reclassification was part of our strategy to manage the reduction in our energy loan portfolio through the sale of certain remaining energy loans. In 2017, prior to reclassifying the loans as held for sale, we charged off $12.4 million of previously reserved balances through the allowance for loan losses. During the second quarter of 2017 we began efforts to sell the loans and it became apparent there was limited marketability for these loans due to the state of uncertainty around the energy sector, which resulted in significantly discounted purchase offers being received from willing market participants. Due to our desire to reduce further loss exposure to these energy loans we recorded $12.7 million in total losses on discounted sales of these loans during the second and third quarters of 2017. We did not have any energy loans held for sale during 2016 and did not record any impairment charges during the year. We have no energy loans held for sale at December 31, 2017 and we expect no significant losses on energy loan sales in the future.
Gain (loss) on sales and disposals of other assets, net.   During the year ended December 31, 2017, we sold a bank-owned tract of vacant land located within one of our primary markets to a real estate developer for a gain of $1.5 million. Prior to the sale, the property was included in net premises and equipment.
Other.   Other income decreased by $2.5 million, or 38.6% , to $4.1 million for the year ended December 31, 2017, compared to $6.6 million for the year ended December 31, 2016. The decrease was primarily a result of a decrease in limited partnership income of $2.3 million . During the year ended December 31, 2016 we recognized a gain of $1.9 million as a result of the sale of certain assets held in one of our limited partnership investments. Excluding this gain, we recorded income from our limited partnerships of $893,000 for the year ended December 31, 2016, compared to income of $444,000 for the year ended December 31, 2017. The investment partnerships are Small Business Investment Companies, and our investments in these partnerships provide us credit toward our requirements under the Community Reinvestment Act.

Noninterest Expense
The following table presents the significant components of noninterest expense for the periods indicated:

	Years Ended December 31,		$ Change	% Change
	2017	2016
	(Dollars in thousands)
Noninterest expense:
Salaries and employee benefits	$70,862	$63,924	$6,938	10.9%
Occupancy and equipment, net(1)	15,915	17,127	(1,212)	(7.1)
Data processing	5,209	4,837	372	7.7
Electronic banking	2,056	2,365	(309)	(13.1)
Communications	1,928	2,474	(546)	(22.1)
Advertising and marketing	2,923	2,849	74	2.6
Professional services	4,722	4,587	135	2.9
Regulatory assessments	2,867	3,229	(362)	(11.2)
Loan related expenses	4,419	3,873	546	14.1
Office and operations	5,456	5,940	(484)	(8.1)
Litigation settlement	10,000	—	10,000	100.0
Other	4,317	5,502	(1,185)	(21.5)
Total noninterest expense	$130,674	$116,707	$13,967	12.0
____________________________

(1)	Occupancy is shown net of sublease income. Sublease income was not significant for any period presented.
Noninterest expense for the year ended December 31, 2017 increased by $14.0 million , or 12.0% to $130.7 million , compared to $116.7 million for the year ended December 31, 2016. Significant components of the net increase are discussed below.
Salaries and employee benefits.   Salaries and employee benefit expense increased $6.9 million , or 10.9% , during the year ended December 31, 2017, compared to 2016. The amount of salary expenses deferred as loan origination costs in 2017 declined by $3.0 million compared to 2016 due to updating our estimates of costs to originate loans, as well as a change in the mix of loans originated in 2017 compared to 2016. Salary expense also increased by $1.7 million during the year ended December 31, 2017, compared to the same period in 2016, primarily as a result of increases in headcount and annual raises. Incentive compensation expense increased by $1.2 million during the year ended December 31, 2017 compared to 2016, primarily as a result of improvements in financial performance in relation to established metrics.
Occupancy and equipment, net.    Occupancy and equipment expense decreased by $1.2 million or 7.1% for the year ended December 31, 2017, compared to 2016, primarily as a result of a decrease in depreciation expense relating to leasehold improvements and furniture, fixtures and equipment as several significant items became fully depreciated during the third and fourth quarter of 2016, resulting in lower depreciation expense in 2017.
Litigation settlement.   In the third quarter of 2017, we recorded expense of $10.0 million upon the full settlement of a lawsuit. For additional information about this matter please refer to Note 17 - Commitments and Contingencies and the "Business - Legal Proceedings" section of this prospectus.
Other.     Other noninterest expense decreased by $1.2 million , or 21.5% , during the year ended December 31, 2017, compared to 2016. The majority of the decrease is due to lower amortization expense on our deposit-based and relationship-based intangible assets during the current period as two significant deposit-based intangibles became fully amortized during the fourth quarter of 2016. Amortization expense for the year ended December 31, 2017 was $518,000 compared to $1.5 million in 2016.

Income Tax Expense
The amount of income tax expense is influenced by the amounts of our pre-tax income, tax-exempt income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at currently enacted income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
On December 22, 2017, the Tax Cuts and Jobs Act was enacted which lowered the Federal corporate income tax rate to 21% for tax years beginning in 2018. For the year ended December 31, 2017, we recognized income tax expense of $5.8 million compared to $2.9 million for the year ended December 31, 2016. Our effective tax rate for the year ended December 31, 2017 was 28.4% compared to 18.5% for the year ended December 31, 2016. The increase in income tax expense and the effective tax rate for the year ended December 31, 2017 was primarily related to the repricing of our deferred tax assets and liabilities due to the enactment of the Tax Cuts and Jobs Act. The repricing of our deferred tax assets and liabilities resulted in a write-down of $2.0 million. Absent this write-down, our 2017 effective tax rate would have been 18.7%, and income tax expense would been $3.8 million.
Our effective income tax rates have differed from the U.S. statutory rate of 35.0% during the comparable periods primarily due to the effect of tax-exempt income from loans, securities and life insurance policies, tax credits and the income tax effects associated with stock-based compensation. Because of these items, we expect our effective income tax rate to continue to remain below the U.S. statutory rate. These tax-exempt items can have a larger than proportional affect on the effective income tax rate as net income decreases.
Comparison of Financial Condition at December 31, 2017 and December 31, 2016
General
Total assets increased by $82.5 million , or 2.0% , to $4.15 billion at December 31, 2017, from $4.07 billion at December 31, 2016. The increase was primarily attributable to increases in loans held for investment and securities of $129.0 million and $28.0 million , respectively, and was partially offset by a decrease of $72.7 million in cash and cash equivalents.
Loan Portfolio
Our loan portfolio is our largest category of earning assets and interest income earned on our loan portfolio is our primary source of income. At December 31, 2017, 71.8% of the loan portfolio held for investment was comprised of commercial and industrial loans (including mortgage warehouse lines of credit) and commercial real estate loans, which were primarily originated within our market areas of North Louisiana, Texas and Mississippi.
At December 31, 2017, total loans held for investment were $3.24 billion , an increase of $129.0 million , or 4.1% , compared to $3.11 billion at December 31, 2016. The increase was primarily due to new loan production and was partially offset by the resolution of certain nonperforming energy and other loans.

The following table presents the ending balance of our loan portfolio held for investment by purpose category at the dates indicated.

	December 31,
	2017		2016		2015
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate:
Commercial real estate	$1,083,275	33.5%	$1,026,752	33.0%	$861,540	28.7%
Construction/land/land development	322,404	9.9	311,279	10.0	310,773	10.3
Residential real estate loans	570,583	17.6	414,226	13.3	429,137	14.2
Total real estate	1,976,262	61.0	1,752,257	56.3	1,601,450	53.2
Commercial and industrial loans	989,220	30.5	1,135,683	36.5	1,232,265	40.9
Mortgage warehouse lines of credit	255,044	7.9	201,997	6.5	156,803	5.2
Consumer loans	20,505	0.6	22,138	0.7	22,145	0.7
Total loans held for investment	$3,241,031	100.0%	$3,112,075	100.0%	$3,012,663	100.0%

	December 31,
	2014		2013
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate:
Commercial real estate	$793,408	27.3%	$651,440	26.8%
Construction/land/land development	258,421	8.9	221,306	9.1
Residential real estate loans	349,526	12.1	325,924	13.4
Total real estate	1,401,355	48.3	1,198,670	49.3
Commercial and industrial loans	1,273,551	44.0	1,078,135	44.4
Mortgage warehouse lines of credit	199,794	6.9	127,465	5.2
Consumer loans	22,724	0.8	25,592	1.1
Total loans held for investment	$2,897,424	100.0%	$2,429,862	100.0%
Commercial real estate loans.     Our commercial real estate loans are primarily made to businesses and professionals located primarily in our markets, are diverse in terms of type and are generally secured by real estate within our market areas. Commercial real estate loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate and personal guarantees. Commercial real estate loans increased $56.5 million , or 5.5% , to $1.08 billion at December 31, 2017 from $1.03 billion at December 31, 2016, as a result of increased demand for commercial real estate loans within the market and the addition of experienced lending officers.
Construction/land/land development loans.   Construction, land and land development loans comprise loans made to fund commercial construction and land acquisition for development and farmland. The real estate purchased with these loans is generally located in or near our market areas. Construction, land and land development loans grew by $11.1 million , or 3.6% , to $322.4 million at December 31, 2017 compared to $311.3 million at December 31, 2016.
Residential real estate loans.    Residential real estate loans are primarily comprised of loans secured by single-family and multifamily residential properties, which are both owner occupied and investor owned. Residential real estate loans increased by $156.4 million , or 37.7% , to $570.6 million at December 31, 2017 compared to $414.2 million at December 31, 2016. During 2017, as part of a strategy to retain customer relationships, the decision was made to hold certain residential loans for investment within our portfolio rather than sell them into the secondary market, driving our residential loan balances higher for the comparative period.
Commercial and industrial loans.   Commercial and industrial non-real estate loans are made for a variety of business purposes, including inventory, equipment, capital expansion and working capital enhancement and include our energy loan portfolio. Most commercial and industrial loans are secured by the assets being financed or other assets such as accounts receivable or inventory and personal guarantees. These loans are primarily made based on the identified cash flows of the borrower, and secondarily, on the underlying collateral provided by the borrower. Commercial and industrial loans decreased by $146.5 million , or 12.9% , to $989.2 million at December 31, 2017, from $1.14 billion at December 31, 2016. This decrease is primarily attributed to our planned reductions in our energy loan portfolio, which is a component of commercial and industrial loans, as we executed a strategy of divesting our energy exploration and production loan portfolio. Total energy loans as of December 31, 2017 totaled $54.3 million compared to $151.0 million at December 31, 2016, representing a decrease of $96.7 million or 64.0% .
Mortgage warehouse lines of credit.  We originate loans to mortgage companies to fund individual mortgages that are closed and awaiting sale to a secondary market investor. These loans are collateralized by the individual mortgages funded by the loans.
Consumer loans.  Consumer loans are made to individuals for personal purposes, including automobile purchase loans and personal lines of credit. None of these categories of loans represent a significant portion of our loan portfolio.
Loan Portfolio Maturity Analysis
The table below presents the maturity distribution of our loans held for investment at December 31, 2017. The table also presents the portion of our loans that have fixed interest rates versus interest rates that fluctuate over the life of the loans based on changes in the interest rate environment. Certain variable rate loans had interest rate floors, which effectively fix the interest rate until market rates exceed the stated floor rate.

	December 31, 2017
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
	(Dollars in thousands)
Real estate:
Commercial real estate	$222,541	$685,769	$174,965	$1,083,275
Construction/ land / land development	105,329	186,631	30,444	322,404
Residential real estate loans	93,581	250,871	226,131	570,583
Total real estate	421,451	1,123,271	431,540	1,976,262
Commercial and industrial loans	439,231	477,195	72,794	989,220
Mortgage warehouse lines of credit	255,044	—	—	255,044
Consumer loans	5,351	14,537	617	20,505
Total loans held for investment	$1,121,077	$1,615,003	$504,951	$3,241,031

Amounts with fixed rates	$211,772	$843,226	$188,781	$1,243,779
Amounts with variable rates	909,305	771,777	316,170	1,997,252
Total	$1,121,077	$1,615,003	$504,951	$3,241,031
Nonperforming Assets
Nonperforming assets consist of nonperforming loans and property acquired through foreclosures or repossession.

Loans are considered past due when principal and interest payments have not been received as of the date such payments are contractually due. We discontinue accruing interest on loans when we determine the borrower's financial condition is such that collection of interest and principal payments in accordance with the terms of the loan are not reasonably assured. Loans may be placed on nonaccrual status even if the contractual payments are not past due if information becomes available that causes doubt about the borrowers ability to meet the contractual obligations of the loan. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest income. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal outstanding. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. If a loan is determined by management to be uncollectable, regardless of size, the portion of the loan determined to be uncollectible is then charged to the allowance for loan losses.
We manage the quality of our lending portfolio in part through a disciplined underwriting policy and through continual monitoring of loan performance and borrowers financial condition. There can be no assurance, however, that our loan portfolio will not become subject to losses due to declines in economic conditions or deterioration in the financial condition of our borrowers.

Our nonperforming loans are comprised of nonaccrual loans and accruing loans that are contractually past due 90 days or more. The following schedule shows our nonperforming loans and nonperforming assets as of the dates indicated:

	As of December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Nonperforming loans - (excl. energy loans)
Commercial real estate	$1,745	$1,975	$2,638	$5,881	$8,754
Construction/land/land development	1,097	816	1,267	3,237	4,502
Residential real estate loans	7,166	7,188	11,272	8,090	6,542
Commercial and industrial loans	9,729	7,989	3,370	1,840	1,601
Consumer loans	282	210	132	142	114
Total nonperforming loans (excl. energy loans)	20,019	18,178	18,679	19,190	21,513
Nonperforming energy loans	3,783	48,383	15,187	—	—
Accruing loans 90 or more days past due	—	—	—	—	—
Total nonperforming loans	23,802	66,561	33,866	19,190	21,513
Other real estate owned:
Commercial real estate, construction and land	390	794	1,195	1,437	2,201
Residential real estate	109	779	212	379	321
Total other real estate owned	499	1,573	1,407	1,816	2,522
Other repossessed assets owned	75	—	—	41	45
Total other assets owned	574	1,573	1,407	1,857	2,567
Total nonperforming assets	$24,376	$68,134	$35,273	$21,047	$24,080
Troubled debt restructuring loans - nonaccrual	$2,622	$10,900	$5,844	$6,541	$9,473
Troubled debt restructuring loans - accruing	14,234	4,225	4,249	6,000	6,833
Total loans held for investment	3,241,031	3,112,075	3,012,663	2,897,424	2,429,862
Total energy loans	54,338	151,025	243,616	314,581	221,183
Total allowance for loan losses	37,083	50,531	41,230	34,781	31,283
Allowance for loan losses - energy related only	5,160	18,292	9,375	4,643	3,298
Ratio of allowance for loan losses to total nonperforming loans	155.80%	75.92%	121.74%	181.25%	145.41%
Ratio of allowance for loan losses to total nonperforming loans (excl. energy loans)	159.46	177.35	170.54	157.05	130.08
Ratio of nonperforming loans to total loans held for investment	0.73	2.14	1.12	0.66	0.89
Ratio of nonperforming loans to total loans held for investment (excl. energy loans)	0.63	0.61	0.67	0.74	0.97
Ratio of nonperforming assets to total assets	0.59	1.67	0.89	0.56	0.75
Our total nonperforming assets decreased by $43.7 million , or 64.2% , from December 31, 2016 to December 31, 2017. The decrease was primarily due to our continued focus to reduce our energy lending portfolio, which comprised a significant portion of our nonperforming loans at December 31, 2016. I n late 2015, we elected to significantly reduce our exposure to energy lending within our loan portfolio. Of our total nonperforming loans, 15.9% and 72.7% were energy related loans as of December 31, 2017 and December 31, 2016, respectively. Total impaired loans of $39.7 million at December 31, 2017 decreased 58.0% from $94.4 million at December 31, 2016.

Potential Problem Loans
From a credit risk standpoint, we classify loans in one of five categories: pass, special mention, substandard, doubtful or loss. The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. We review the ratings on credits and adjust them to reflect the degree of risk and loss that is felt to be inherent in each credit. The methodology is structured so that reserve allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss). Credits rated special mention reflect borrowers who exhibit credit weaknesses or downward trends deserving close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the bank’s credit position at some future date. While potentially weak, no loss of principal or interest is envisioned and these borrowers currently do not pose sufficient risk to warrant adverse classification. Credits rated substandard are those borrowers with deteriorating trends and well-defined weaknesses that jeopardize the orderly liquidation of debt. A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Normal repayment from the borrower might be in jeopardy, although no loss of principal is envisioned.
Credits rated as doubtful have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. Loans classified as loss are charged-off and we have no expectation of the recovery of any payments in respect to credits rated as loss. Information regarding the internal risk ratings of our loans as of December 31, 2017, is set forth in " Note 4 - Loans " included in our consolidated financial statements included elsewhere in this prospectus.
The following tables present the credit quality indicators of our loan portfolio segments and classes, excluding loans held for sale and loans at fair value.

	December 31, 2017
	Pass	Special mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Real estate:
Commercial real estate	$1,055,911	$7,798	$19,566	$—	$—	$1,083,275
Construction/land/land development	318,488	170	3,746	—	—	322,404
Residential real estate loans	560,945	778	8,860	—	—	570,583
Total real estate	1,935,344	8,746	32,172	—	—	1,976,262
Commercial and industrial loans	915,111	15,332	58,777	—	—	989,220
Mortgage warehouse lines of credit	255,044	—	—	—	—	255,044
Consumer loans	20,223	—	279	3	—	20,505
Total loans held for investment	$3,125,722	$24,078	$91,228	$3	$—	$3,241,031

	December 31, 2016
	Pass	Special mention	Substandard	Doubtful	Loss	Total
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$1,014,091	$4,686	$7,975	$—	$—	$1,026,752
Construction/land/land development	307,716	1,028	2,535	—	—	311,279
Residential real estate	405,137	167	8,922	—	—	414,226
Total real estate	1,726,944	5,881	19,432	—	—	1,752,257
Commercial and industrial loans	997,669	9,725	124,765	3,524	—	1,135,683
Mortgage warehouse lines of credit	201,997	—	—	—	—	201,997
Consumer loans	22,034	—	98	6	—	22,138
Total loans held for investment	$2,948,644	$15,606	$144,295	$3,530	$—	$3,112,075
Allowance for Loan Losses
We maintain an allowance for loan losses which represents management’s estimate of probable and reasonably estimable loan losses inherent within the portfolio of loans held for investment as of the respective balance sheet date. The allowance for loan losses is maintained at a level which management believes is adequate to absorb all existing probable losses on loans in the loan portfolio. The amount of the allowance for loan losses should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts, or at all. In determining the allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of the loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. Please see “— Critical Accounting Policies and Estimates—Loans and Allowance for Loan Losses.”
The amount of the allowance is affected by loan charge-offs, which decrease the allowance, recoveries on loans previously charged off, which increase the allowance as well as the provision for loan losses charged to income, which increases the allowance. We allocate the allowance for loan losses either to specific allocations, or general allocations for each major loan category. In determining the provision for loan losses, management monitors fluctuations in the allowance resulting from actual charge-offs and recoveries and to periodically review the size and composition of the loan portfolio in light of current and anticipated economic conditions. If actual losses exceed the amount of allowance for loan losses, it could materially and adversely affect our earnings.
As a general rule, when it becomes evident that the full principal and accrued interest of a loan may not be collected, or at 90 days past due, we will reflect that loan as nonperforming. It will remain nonperforming until it performs in a manner that it is reasonable to expect that we will collect the full principal and accrued interest. When the amount or likelihood of a loss on a loan has been confirmed, a charge-off should be taken in the period it is determined.
We establish general allocations for each major loan category and credit quality. The allocations in this section are based historical charge-off experience and the expected loss given default, derived from our internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data. We give consideration to trends, changes in loan mix, delinquencies, prior losses and other related information.

In connection with the review of our loan portfolio, we consider risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements we consider include:

•
for commercial real estate loans, the debt service coverage ratio, operating results of the owner in the case of owner occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

•
for construction, land and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan to value ratio;

•
for residential mortgage loans, the borrower’s ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral; and

•
for commercial and industrial loans, the debt service coverage ratio (income from the business in excess of operating expenses compared to loan repayment requirements), the operating results of the commercial, industrial or professional enterprise, the borrower’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral.

The following table presents the allowance for loan loss by loan category:

	December 31,
	2017			2016			2015
	Amount	% to Total	% of Loans to Total Loans	Amount	% to Total	% of Loans to Total Loans	Amount	% to Total	% of Loans to Total Loans
	(Dollars in thousands)
Loans secured by real estate:
Commercial real estate	$8,998	24.3%	33.5%	$8,718	17.2%	33.0%	$7,451	18.1%	28.7%
Construction/land/land development	2,950	8.0	9.9	2,805	5.6	10.0	3,927	9.5	10.3
Residential real estate loans	5,807	15.7	17.6	5,003	9.9	13.3	5,094	12.4	14.2
Commercial and industrial loans	18,831	50.6	30.5	33,590	66.5	36.5	23,648	57.4	40.9
Mortgage warehouse lines of credit	214	0.6	7.9	139	0.3	6.5	761	1.8	5.2
Consumer loans	283	0.8	0.6	276	0.5	0.7	349	0.8	0.7
Total	$37,083	100.0%	100.0%	$50,531	100.0%	100.0%	$41,230	100.0%	100.0%

	As of December 31,
	2014			2013
	Amount	% to Total	% of Loans to Total Loans	Amount	% to Total	% of Loans to Total Loans
	(Dollars in thousands)
Loans secured by real estate:
Commercial real estate	$9,173	26.4%	27.3%	$8,994	28.8%	26.8%
Construction/land/land development	3,630	10.4	8.9	3,313	10.6	9.1
Residential real estate loans	2,090	6.0	12.1	1,861	5.9	13.4
Commercial and industrial loans	17,361	49.9	44.0	15,076	48.2	44.4
Mortgage warehouse lines of credit	1,948	5.6	6.9	1,386	4.4	5.2
Consumer loans	579	1.7	0.8	653	2.1	1.1
Total	$34,781	100.0%	100.0%	$31,283	100.0%	100.0%
The ratio of the allowance for loan losses to the loans held for investment at December 31, 2017 and 2016 was 1.14% and 1.62% , respectively. The decrease in the total allowance for loan losses reflects our overall better asset quality driven primarily by the reduction of our lower quality energy lending portfolio. In late 2015, we decided to significantly reduce our exposure to energy lending due to credit quality weaknesses embedded in the energy sector. The credit quality issues extended into our energy portfolio and drove significant increases in our provision expense and negatively impacted our asset quality during 2016 and 2017. At December 31, 2017, our energy lending portfolio was $54.3 million , down $96.7 million, or 64.0%, from $151.0 million at December 31, 2016. The ratio of the allowance for loan losses to loans held for investment excluding energy loans was 1.00% and 1.09% at December 31, 2017 and 2016, respectively. The decline in this ratio is primarily driven by the improving overall credit profile of the total loan portfolio.

The following table presents an analysis of the allowance for loan losses and other related data as of and for the periods indicated:

	December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Allowance for loan loss at beginning of period	$50,531	$41,230	$34,781	$31,283	$28,467
Provision for loan losses (excl. energy)	6,786	(488)	3,465	14,708	7,504
Provision for loan losses - energy	1,433	31,653	7,476	1,345	151
Total provision for loan losses	8,219	31,165	10,941	16,053	7,655
Charge-offs:
Commercial real estate	463	422	338	3,248	2,385
Construction/land/land development	3	24	25	139	66
Residential real estate	1,446	505	885	473	394
Commercial and industrial (excl. energy)	5,619	1,978	1,326	9,192	2,436
Mortgage warehouse lines of credit	—	—	—	—	—
Consumer	198	604	399	76	222
Energy	16,148	22,873	2,744	—	—
Total charge-offs	23,877	26,406	5,717	13,128	5,503
Recoveries:
Commercial real estate	93	25	35	238	85
Construction/land/land development	$5	$7	$13	$11	$19
Residential real estate	125	185	240	24	67
Commercial and industrial (excl. energy)	335	4,062	804	144	317
Mortgage warehouse lines of credit	—	—	—	—	—
Consumer	69	126	133	156	176
Energy	1,583	137	—	—	—
Total recoveries	2,210	4,542	1,225	573	664
Net charge-offs	21,667	21,864	4,492	12,555	4,839
Allowance for loan loss at end of period	$37,083	$50,531	$41,230	$34,781	$31,283
Allowance for loan loss at end of period - energy loans	$5,160	$18,292	$9,375	$4,643	$3,298
Total loans held for investment	3,241,031	3,112,075	3,012,663	2,897,424	2,429,862
Total energy loans	54,338	151,025	243,616	314,580	221,182
Average total loans held for investment	3,133,230	3,060,715	2,947,923	2,633,165	2,272,132
Average energy loans	102,682	197,321	279,098	267,881	211,954
Ratio of ending allowance to ending loans	1.14%	1.62%	1.37%	1.20%	1.29%
Ratio of ending allowance to ending loans (excl. energy)	1.00	1.09	1.15	1.17	1.27
Ratio of net charge-offs to average loans	0.69	0.71	0.15	0.48	0.21
Ratio of net charge-offs to average loans (excl. energy)	0.23	(0.03)	0.07	0.53	0.23
Net charge-offs as a percentage of:
Provision for loan losses	263.62	70.16	41.06	78.21	63.21
Allowance for loan losses	58.43	43.27	10.89	36.10	15.47

Securities
Our securities portfolio is the second largest component of earning assets and provides a significant source of revenue. We use the securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements and meet regulatory capital requirements. We manage the securities portfolio to optimize returns while maintaining an appropriate level of risk. Securities within the portfolio are classified as either held-to-maturity, available-for-sale or at fair value through income, based on the intent and objective of the investment and the ability to hold to maturity. Unrealized gains and losses arising in the available for sale portfolio as a result of changes in the fair value of the securities are reported on an after-tax basis as a component of accumulated other comprehensive income in stockholders’ equity while securities classified as held to maturity are carried at amortized cost. For further discussion of the valuation components and classification of investment securities, see " Note 1 - Summary of Significant Accounting Policies " within the consolidated financial statements included in this prospectus.
The following table presents the amortized cost and fair value of investment securities as of the dates indicated:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017	(Dollars in thousands)
Available for sale:
State and municipal securities	$125,909	$4,104	$(35)	$129,978
Corporate bonds	3,000	136	—	3,136
Residential mortgage-backed securities	105,132	492	(595)	105,029
Residential collateralized mortgage obligations	168,645	262	(2,518)	166,389
Total	$402,686	$4,994	$(3,148)	$404,532
Held to maturity:
State and municipal securities	$20,188	$77	$—	$20,265
Securities carried at fair value through income:
State and municipal securities(1)	$11,918	$—	$—	$12,033

December 31, 2016
Available for sale:
State and municipal securities	$125,988	$6,605	$(124)	$132,469
Residential mortgage-backed securities	106,177	637	(793)	106,021
Residential collateralized mortgage obligations	138,093	762	(1,828)	137,027
Total securities available for sale	$370,258	$8,004	$(2,745)	$375,517
Held to maturity:
State and municipal securities	$20,710	$285	$—	$20,995
Securities carried at fair value through income:
State and municipal securities(1)	$12,298	$—	$—	$12,511
____________________________

(1)	Securities carried at fair value through income have no unrealized gains or losses at the balance sheet date as all changes in value have been recognized in the consolidated financial statements.
Our securities portfolio totaled $436.8 million at December 31, 2017, representing an increase of $28.1 million, or 6.9% , from $408.7 million at December 31, 2016. The increase was primarily driven by a redeployment of excess cash into interest-earning assets and, more specifically into residential collateralized mortgage obligations.

The following tables present the fair value of securities available for sale and amortized cost of securities held to maturity and their corresponding yields at December 31, 2017 and 2016. The securities are grouped by contractual maturity and use amortized cost for all yield calculations. Mortgage backed securities and collateralized mortgage obligations, which do not have contractual payments due at a single maturity date, are shown at the date the last underlying mortgage matures. Actual maturities for mortgage-backed securities and collateralized mortgage obligations will differ from contractual maturities as a result of prepayments made on the underlying mortgages.

	December 31, 2017
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale:	(Dollars in thousands)
State and municipal securities	$2,257	2.53%	$24,605	3.26%	$84,616	2.89%	$18,500	4.04%	$129,978	3.12%
Corporate bonds	—	—	—	—	3,136	5.62	—	—	3,136	5.62
Residential mortgage-backed securities	1	3.55	39	5.93	9,962	3.00	95,027	2.47	105,029	2.52
Residential collateralized mortgage obligations	—	—	—	—	—	—	166,389	2.33	166,389	2.33
Total securities available for sale	$2,258	2.53%	$24,644	3.26%	$97,714	2.99%	$279,916	2.49%	$404,532	2.66%
Held to maturity:
State and municipal securities	$—	—%	$14,963	3.03%	$—	—%	$5,225	0.79%	$20,188	2.45%
Securities carried at fair value through income:
State and municipal securities	—	—	—	—	—	—	12,033	2.80	12,033	2.80
Total	$2,258	2.53%	$39,607	3.17%	$97,714	2.99%	$297,174	2.47%	$436,753	2.65%

	December 31, 2016
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale:	(Dollars in thousands)
State and municipal securities	$2,843	2.84%	$18,243	3.09%	$78,525	2.78%	$32,858	4.11%	$132,469	3.15
Corporate bonds	—	—	—	—	—	—	—	—	—	—
Residential mortgage-backed securities	—	—	5	4.52	9,719	3.46	96,297	2.28	106,021	2.39
Residential collateralized mortgage obligations	—	—	—	—	—	—	137,027	2.17	137,027	2.17
Total securities available for sale	$2,843	2.84%	$18,248	3.09%	$88,244	2.85%	$266,182	2.45%	$375,517	2.58%
Held to maturity:
State and municipal securities	$25	6.00%	$15,735	3.03%	$—	—%	$5,235	0.79%	$20,995	2.48%
Securities carried at fair value through income:
State and municipal securities	—	—	—	—	—	—	12,511	2.34	12,511	2.34
Total	$2,868	2.87%	$33,983	3.06%	$88,244	2.85%	$283,928	2.41%	409,023	2.57%
The contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities and collateralized mortgage obligations are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The term of the underlying mortgages and loans may vary significantly due to the ability of a borrower to prepay. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different than the stated contractual maturity. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal, and, consequently, the average life of this security is typically lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated average life of this security.
We did not own securities of any one issuer for which aggregate adjusted cost exceeded 10.0% of the consolidated stockholders’ equity at December 31, 2017 or December 31, 2016. Additionally, we do not hold any Fannie Mae or Freddie Mac preferred stock, collateralized debt obligations, structured investment vehicles or second lien elements in the investment portfolio, nor does the investment portfolio contain any securities that are directly backed by subprime or Alt-A mortgages.
Securities carried at fair value through income
At December 31, 2017 and 2016, we held two fixed-rate community investment bonds totaling $12.0 million and $12.5 million , respectively. We elected the fair value option on these securities to offset corresponding changes in the fair value of related interest rate swap agreements.

Deposits
Deposits are our primary funding source used to fund our loans, investments and operating needs. We offer a variety of products designed to attract and retain both consumer and commercial deposit customers. These products consist of noninterest and interest-bearing checking accounts, savings deposits, money market accounts and time deposits. Deposits are primarily gathered from individuals, partnerships and corporations primarily in our market areas. We also obtain deposits from local municipalities. Our policy also permits the acceptance of brokered deposits on a limited basis.
We manage our interest expense on deposits through specific deposit product pricing that is based on competitive pricing, economic conditions and current or anticipated funding needs. We may use interest rates as a mechanism to attract or deter additional deposits based on our anticipated funding needs and liquidity position. We also consider potential interest rate risk caused by extended maturities of time deposits when setting the interest rates in periods of future economic uncertainty.
The following table presents our deposit mix as of the dates indicated and the dollar and percentage change between periods:

	December 31, 2017		December 31, 2016		Change from December 31, 2016 to December 31, 2017
	Balance	% of Total	Balance	% of Total	$ Change	% Change
	(Dollars in thousands)
Interest-bearing	$738,967	21.0%	$788,936	22.9%	$(49,969)	(6.3)%
Money market	900,039	25.7	793,016	23.0	107,023	13.5
Time deposits	619,093	17.6	648,941	18.8	(29,848)	(4.6)
Brokered	276,214	7.9	295,403	8.6	(19,189)	(6.5)
Savings	144,848	4.1	136,905	4.0	7,943	5.8
Noninterest-bearing	832,853	23.7	780,065	22.7	52,788	6.8
Total deposits	$3,512,014	100.0%	$3,443,266	100.0%	$68,748	2.0%
The following schedule reflects the classification of our average deposits and the average rate paid on each deposit category for the periods indicated:

	Year Ended December 31, 2017			Year Ended December 31, 2016
	Average Balance	Int. Expense	Annualized Average Rate Paid	Average Balance	Int. Expense	Annualized Average Rate Paid
	(Dollars in thousands)
Interest-bearing	$692,249	$2,728	0.39%	$724,237	$2,302	0.32%
Money market	873,917	6,529	0.75	744,356	4,513	0.61
Time deposits	630,770	6,607	1.05	673,774	6,543	0.97
Brokered	275,957	3,272	1.19	299,028	1,722	0.58
Savings	143,565	178	0.12	136,859	170	0.12
Total interest-bearing	2,616,458	$19,314	0.74	2,578,254	$15,250	0.59
Non-interest bearing	841,375	—	—	758,878	—	—
Total average deposits	$3,457,833	$19,314	0.56%	$3,337,132	$15,250	0.46%
Our average deposit balance was $3.46 billion for the year ended December 31, 2017, an increase of $120.7 million , or 3.6% , from $3.34 billion for the year ended December 31, 2016. This increase is primarily due to our continued relationship-based efforts to attract deposits within our markets. The average rate paid on our interest-bearing deposits for the year ended December 31, 2017 was 0.74% compared to 0.59% for the year ended

December 31, 2016. The increase in the average cost of our deposits was primarily attributed to increases in the average rate paid on money market and brokered deposits to remain competitive with other depository institutions in our markets.
Average noninterest-bearing deposits as of December 31, 2017 were $841.4 million compared to $758.9 million as of December 31, 2016, an increase of $82.5 million, or 10.9%. Period end noninterest-bearing deposits represented 23.7% and 22.7% of our deposits at December 31, 2017 and 2016, respectively.
The following table presents the maturity distribution of our time deposits in denominations of $100,000 or more as of December 31, 2017:

Time Deposits
Remaining maturity:	(Dollars in thousands)
3 months or less	$68,826
Over 3 through 6 months	65,365
Over 6 through 12 months	123,146
Over 12 months	198,481
Total	$455,818
Borrowings
The following table presents borrowings at the dates indicated:

	At December 31,
	2017	2016
Short-term Borrowings:	(Dollars in thousands)
Overnight repurchase agreements with depositors	$36,178	$33,445
Long-term Borrowings:
FHLB long-term advances	75,604	76,898
Total FHLB advances and repurchase agreements	111,782	110,343
Junior subordinated debentures	9,619	9,596
Total borrowings	$121,401	$119,939
Overnight repurchase agreements with depositors consist of obligations of ours to depositors and mature on a daily basis. These obligations of ours to depositors carried a daily average interest rate of 0.29% and 0.28% for the years ended December 31, 2017 and 2016, respectively.
Our long-term debt consists primarily of advances from the Federal Home Loan Bank of Dallas, or FHLB, with maturities greater than one year. Interest rates for FHLB long-term advances outstanding at December 31, 2017 ranged from 1.99% to 5.72% and were subject to restrictions or penalties in the event of prepayment.

Scheduled maturities of the long-term advances from the FHLB at December 31, 2017 were as follows:

Year ended December 31,	(Dollars in thousands)
2018	$50,540
2019	847
2020	1,127
2021	1,167
2022	2,619
Thereafter	19,304
$75,604
At December 31, 2017, we held 14 unfunded letters of credit from the FHLB totaling $230.1 million with expiration dates ranging from January 11, 2018 to February 15, 2019. These letters of credit either support pledges for our public fund deposits or confirm letters of credit we have issued to support our customers' businesses. Security for all indebtedness and outstanding commitments to the FHLB consists of a blanket floating lien on all of our first mortgage loans, commercial real estate and other real estate loans, as well as our investment in capital stock of the FHLB and deposit accounts at the FHLB. The net amount available under the blanket floating lien at December 31, 2017 was $649.0 million.
Junior Subordinated Debentures
We have two wholly owned, unconsolidated subsidiary grantor trusts that were established for the purpose of issuing trust preferred securities. The trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each trust agreement. The trusts used the net proceeds from each of the offerings to purchase a like amount of our junior subordinated debentures. The debentures are the sole assets of the trusts. Our obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by us of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon maturity of the debentures, or upon earlier redemption as provided in the indentures. We have the right to redeem the debentures in whole or in part on or after specific dates at a redemption price specified in the indentures governing the debentures plus any accrued but unpaid interest to the redemption date. Due to the extended maturity date of the trust preferred securities, they are included in Tier 1 capital for regulatory purposes, subject to certain limitations.
The following table is a summary of the terms of the current debentures at December 31, 2017:

Issuance Trust	Issuance Date	Maturity Date	Amount Outstanding	Rate Type	Current Rate	Maximum Rate
	(Dollars in thousands)
CTB Statutory Trust I	07/2001	07/2031	$6,702	Variable (1)	4.68%	12.50%
First Louisiana Statutory Trust I	09/2006	12/2036	4,124	Variable (2)	3.39%	16.00%
			$10,826
____________________________

(1)	The trust preferred securities reprice quarterly based on the three-month LIBOR plus 3.30%, with the last reprice date on October 27, 2017.

(2)	The trust preferred securities reprice quarterly based on the three-month LIBOR plus 1.80%, with the last reprice date on December 13, 2017.
The amounts of the debentures outstanding varies from the amounts carried on the consolidated balance sheet due to an unamortized purchase discount of $1.2 million at both December 31, 2017 and 2016, which was established with the acquisition of the issuer of the First Louisiana Statutory Trust I securities.

Liquidity and Capital Adequacy Requirements
Liquidity Management
Liquidity management is the ability to meet the cash flow requirements of customers who may be either depositors wishing to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Management continually monitors our liquidity and non-core dependency ratios to ensure compliance with targets established by the Asset-Liability Management Committee.
Core deposits, which are total deposits excluding time deposits greater than $250,000 and brokered deposits, are a major source of funds used to meet cash flow needs. Maintaining the ability to acquire these funds as needed in a variety of markets is the key to assuring our liquidity.
The investment portfolio is another alternative for meeting liquidity needs. These assets generally have readily available markets that offer conversions to cash as needed. Securities within our investment portfolio are also used to secure certain deposit types. At December 31, 2017, securities with a carrying value of $276.3 million were pledged to secure public fund deposits as compared to securities with a carrying value of $266.9 million similarly pledged at December 31, 2016.
Other sources available for meeting liquidity needs include federal funds purchased and short-term and long-term advances from the FHLB. Interest is charged at the prevailing market rate on federal funds purchased and FHLB advances. There were borrowings from the FHLB in the amount of $75.6 million at December 31, 2017, compared to $76.9 million at December 31, 2016. Long-term funds obtained from the FHLB are used primarily to meet day to day liquidity needs, particularly when the cost of such borrowing compares favorably to the rates that we would be required to pay to attract deposits. The total amount of the remaining credit available from the FHLB at December 31, 2017 was $649.0 million.

The following table illustrates, during the periods presented, the mix of our funding sources and the average assets in which those funds are invested as a percentage of our average total assets for the period indicated. Average assets totaled $4.10 billion and $3.95 billion for the year ended December 31, 2017 and 2016, respectively.

	Years Ended December 31,
	2017	2016
Sources of Funds:
Deposits:
Non interest-bearing	20.5%	19.2%
Interest-bearing	63.9	65.3
FHLB advances	1.9	2.5
Repurchase agreements	0.7	0.8
Junior subordinated debentures	0.2	0.2
Other liabilities	1.6	1.5
Stockholders’ equity	11.2	10.5
Total	100.0%	100.0%
Uses of Funds:
Loans	78.2%	79.2%
Securities available for sale	10.4	10.1
Non-marketable equity securities held in other financial institutions	0.5	0.5
Interest-bearing deposits in other banks	4.4	3.7
Other non interest-earning assets	6.5	6.5
Total	100.0%	100.0%
Average non interest-bearing deposits to average deposits	24.3%	22.7%
Average loans to average deposits	92.6	93.8
Our primary source of funds is deposits, and our primary use of funds is the funding of loans. We invest excess deposits in interest-bearing deposits at other banks, the Federal Reserve, or investment securities until they are needed to fund loan growth.
Contractual Obligations
In the normal course of business, we enter into financial instruments, such as certain contractual obligations, commitments to extend credit and letters of credit, to meet the financing needs of our customers. These commitments involve elements of credit risk, interest rate risk and liquidity risk. Some instruments may not be reflected in the accompanying consolidated financial statements until they are funded, although they expose us to varying degrees of credit risk and interest rate risk in much the same way as funded loans.

The table below presents the funding requirements of our most significant financial commitments, excluding interest and purchase discounts, as of the date indicated:

	Payments Due by Period
December 31, 2017	Less than One Year	One-Three Years	Three-Five Years	Greater than Five Years	Total
	(Dollars in thousands)
Operating lease obligations	$4,448	$7,487	$6,247	$10,106	$28,288
FHLB advances	50,540	1,974	3,786	19,304	75,604
Subordinated debentures	—	—	—	10,826	10,826
Time deposits	345,585	208,926	64,582	—	619,093
Limited partnership investments(1)	8,054	—	—	—	8,054
Low income housing tax credits	505	165	204	567	1,441
Overnight repurchase agreements with depositors	36,178	—	—	—	36,178
Total contractual obligations	$445,310	$218,552	$74,819	$40,803	$779,484
____________________________

(1)
These commitments represent amounts we are obligated to contribute to various limited partnership investments in accordance with the provisions of the respective limited partnership agreements. The capital contributions may be required at any time, and are therefore reflected in the 'less than one year' category.

Credit Related Commitments
Commitments to extend credit include revolving commercial credit lines, nonrevolving loan commitments issued mainly to finance the acquisition and development or construction of real property or equipment, and credit card and personal credit lines. The availability of funds under commercial credit lines and loan commitments generally depends on whether the borrower continues to meet credit standards established in the underlying contract and has not violated other contractual conditions. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Credit card and personal credit lines are generally subject to cancellation if the borrower’s credit quality deteriorates. A number of commercial and personal credit lines are used only partially or, in some cases, not at all before they expire, and the total commitment amounts do not necessarily represent future cash requirements.
A substantial majority of the letters of credit are standby agreements that obligate us to fulfill a customer’s financial commitments to a third party if the customer is unable to perform. We issue standby letters of credit primarily to provide credit enhancement to our customers’ other commercial or public financing arrangements and to help them demonstrate financial capacity to vendors of essential goods and services.
The table below presents our commitments to extend credit by commitment expiration date for the date indicated:

	December 31, 2017
	Less than One Year	One-Three Years	Three-Five Years	Greater than Five Years	Total
	(Dollars in thousands)
Commitments to extend credit(1)	$485,277	$443,909	$96,198	$42,703	$1,068,087
Standby letters of credit	78,573	1,295	25	—	79,893
Total Off-Balance Sheet Commitments	$563,850	$445,204	$96,223	$42,703	$1,147,980
____________________________

(1)	Includes $314.2 million of unconditionally cancellable commitments at December 31, 2017.

Regulatory Capital Requirements
Stockholders’ equity provides a source of permanent funding, allows for future growth and provides a cushion to withstand unforeseen adverse developments. As of December 31, 2017, stockholders’ equity, including ESOP owned shares, was $455.3 million , representing an increase of $6.6 million, or 1.5% compared to $448.7 million as of December 31, 2016.
Together with Origin Bank, we are also subject to various regulatory capital requirements administered by the federal banking agencies. These requirements are discussed in greater detail in the section titled “Supervision and Regulation.” Failure to meet minimum capital requirements may result in certain actions by regulators that, if enforced, could have a direct material effect on our financial statements. At December 31, 2017 and December 31, 2016, Origin Bank and we were in compliance with all applicable regulatory capital requirements, and Origin Bank was classified as “well capitalized” for purposes of the FDIC’s prompt corrective action regulations. As we deploy capital and continue to grow operations, regulatory capital levels may decrease depending on the level of earnings. However, we expect to monitor and control growth in order to remain “well capitalized” under applicable regulatory guidelines and in compliance with all applicable regulatory capital standards.
The following table presents our regulatory capital ratios, as well as those of Origin Bank, at the dates indicated:

	December 31
	2017		2016
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Origin Bancorp, Inc.
Common equity tier 1 capital (to risk-weighted assets)	$360,069	9.35%	$351,697	9.42%
Tier 1 capital (to risk-weighted assets)	433,338	11.25	422,952	11.33
Total capital (to risk-weighted assets)	472,437	12.26	469,745	12.58
Tier 1 capital (to average assets)	433,338	10.53	422,952	10.67

Origin Bank
Common equity tier 1 capital (to risk-weighted assets)	416,175	10.82	407,412	10.94
Tier 1 capital (to risk-weighted assets)	416,175	10.82	407,412	10.94
Total capital (to risk-weighted assets)	455,274	11.84	454,070	12.19
Tier 1 capital (to average assets)	416,175	10.13	407,412	10.31
Interest Rate Sensitivity and Market Risk
As a financial institution, our primary component of market risk is interest rate volatility. Our financial management policy provides management with guidelines for effective funds management and we have established a measurement system for monitoring the net interest rate sensitivity position.
Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.
We manage exposure to interest rates by structuring the balance sheet in the ordinary course of business. Additionally, from time to time we enter into derivatives and futures contracts to mitigate interest rate risk from specific transactions. Based upon the nature of operations, we are not subject to foreign exchange or commodity price risk. We have entered into interest rate swaps to mitigate interest rate risk in limited circumstances, but it is not our policy to enter into such transactions on a regular basis.
Our exposure to interest rate risk is managed by Origin Bank’s Asset-Liability Committee in accordance with policies approved by Origin Bank's board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors.
The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. We employ methodologies to manage interest rate risk which include an analysis of relationships between interest-earning assets and interest-bearing liabilities, and an interest rate shock simulation model.
We use interest rate risk simulation models and shock analysis to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. The average life of non-maturity deposit accounts are based on our balance retention rates using a vintage study methodology. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.
On a quarterly basis, we run various simulation models including a static balance sheet and dynamic growth balance sheet. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously and ramped rates change over a twelve-month and twenty-four month horizon based upon parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Additionally, we run non-parallel simulation involving analysis of interest income and expense under various changes in the shape of the yield curve. Internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 8.0% for a 100 basis point shift, 15.0% for a 200 basis point shift, 20.0% for a 300 basis point shift, and 25.0% for a 400 basis point shift.
The following table summarizes the impact of an instantaneous, sustained simulated change in net interest income and fair value of equity over a 12-month horizon as of the date indicated:

	As of December 31, 2017
Change in Interest Rates (basis points)	% Change in Net Interest Income	% Change in Fair Value of Equity
	(Dollars in thousands)
+400	33.1%	2.3%
+300	24.9	1.4
+200	16.7	0.6
+100	8.4	0.3
Base
-100	(8.6)	(0.6)

We have found that, historically, interest rates on deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis, meaning that process by which we measure the gap between interest rate sensitive assets verses interest rate sensitive liabilities. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.
Impact of Inflation
Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with US GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession. Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and stockholders’ equity.
Non-GAAP Financial Measurements
Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. Certain financial measures used by management to evaluate our operating performance are discussed in this prospectus as supplemental non-GAAP performance measures. In accordance with the SEC’s rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in the statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.
The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that are discussed in this prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures discussed in this prospectus when comparing such non-GAAP financial measures.
We provide these measures in addition to, not as a substitute for, net income and earnings per share, which are reported in adherence to GAAP. Management and the board of directors review tangible book value per share, tangible book value per share as converted, tangible common equity to tangible assets, core revenue and return on average tangible common equity as part of managing the operating performance. We believe that these non-GAAP performance measures, while not substitutes for GAAP net income, earnings per share and total expenses, are useful for both management and investors when evaluating underlying operating and financial performance and its available resources.

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Tangible book value per common share is a non-GAAP measure commonly used by analysts and investors to evaluate financial institutions. To calculate tangible book value per common share we first calculate tangible common equity, calculated as stockholders' equity, including ESOP-owned shares, less preferred stock, goodwill and core deposit intangible and other intangible assets, net of accumulated amortization, and tangible book value per common share as tangible common equity divided by shares of common stock outstanding. The most directly comparable GAAP financial measure for tangible book value per common share is book value per common share. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing tangible book value. Tangible book value per common share as converted is calculated as described above, but also assumes that all outstanding shares of Series D Preferred stock have been converted to common stock on a one-for-one conversion basis.

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Tangible common equity to tangible assets is a non-GAAP measure commonly used by financial analysts and investment bankers to evaluate financial institutions. We calculate tangible common equity as described above, and tangible assets as total assets less goodwill and other intangible assets, net of accumulated amortization.

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Core revenue is a non-GAAP measure commonly used by financial analysts and investment bankers to evaluate our performance. Core revenue excludes unusual items including losses on non-mortgage loans held for sale, gains or losses on sales and disposal of other assets, gains or loss on securities held for sale and other similar non-regular reoccurring items from the total of interest and noninterest income. The most directly comparable GAAP financial measure is total revenue.

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Return on average tangible common equity, as converted is a non-GAAP measure commonly used by financial analysts and investment bankers to evaluate our performance. We calculate the return on average tangible common equity as our net income plus intangible amortization, net of tax, divided by the average tangible common equity calculated as described above, but using average annual balances.

The following table shows the calculation of these non-GAAP financial measures for the periods indicated:

	Years Ended December 31,
	2017	2016
Calculation of tangible common equity:	(Dollars in thousands)
Total stockholders' equity, including ESOP-owned shares	$455,342	$448,657
Less: Preferred stock, Series SBLF	48,260	48,260
Convertible preferred stock, series D	16,998	16,998
Goodwill and intangible assets, net	24,336	24,854
Total tangible common stockholders' equity, including ESOP-owned shares	$365,748	$358,545
Common shares outstanding at end of period	19,518,752	19,483,718
Common shares, as converted(1)	20,420,396	20,385,362
Tangible book value per common share - Non-GAAP	$18.74	$18.40
Tangible book value per common share, as converted - Non-GAAP(1)	18.74	18.42

Calculation of tangible assets:
Total assets	$4,153,995	$4,071,455
Less: Goodwill and intangible assets, net	24,336	24,854
Total tangible assets	$4,129,659	$4,046,601
Tangible common equity to tangible assets - Non-GAAP	8.86%	8.86%

Calculation of core revenue:
Net interest income	$130,305	$120,683
Noninterest income	29,187	41,868
Adjustments to noninterest income for core revenue:
Plus: Loss on non-mortgage loans held for sale, net	12,708	—
Less: Gain on sales of securities, net	—	136
Less: Gain (loss) on sales and disposals of other assets, net	1,036	(515)
Core revenue - non-GAAP	$171,164	$162,930

Calculation of average tangible common equity, as converted(1):
Total average stockholders' equity, including ESOP-owned shares	$460,219	$413,517
Less: Average preferred stock, Series SBLF	48,260	48,260
Average goodwill and intangible assets, net	24,594	25,535
Total average tangible common stockholders' equity, including ESOP-owned shares, as converted(1)	$387,365	$339,722

Calculation of net income, net of intangible amortization:
Net income	$14,669	$12,850
Plus: Intangible amortization, net of tax	337	954
Total	$15,006	$13,804
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(1)	Assumes the conversion of 901,644 shares of Series D preferred stock into common stock on a one-for-one basis for the years ended December 31, 2017 and 2016, respectively.

We use several non-GAAP ratios to measure the impact of the nonperforming energy loans on our performance. These non-GAAP ratios include the ratio of allowance for loan losses to nonperforming loans excluding energy loans, the ratio of nonperforming energy loans to total nonperforming loans, the ratio of allowance for loan losses to ending loan balance excluding energy loans and the ratio of net charge-offs to average loans excluding energy loans.

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We calculate the ratio of allowance for loan losses to nonperforming loans excluding energy loans ratio by excluding the allowance for energy loan losses and the nonperforming energy loans from the numerator and the denominator, respectively, which reflects the allowance for loan losses to nonperforming loans without the impact of the energy portfolio. The most directly comparable GAAP financial measure is the ratio to allowance for loan losses to total nonperforming loans.

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We calculate the nonperforming energy loans to total nonperforming loans ratio by reducing the total nonperforming loans by the nonperforming energy loans and dividing the result by the total nonperforming loans. The most directly comparable GAAP financial measure is nonperforming assets to total assets.

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The ratio of allowance for loan losses to ending loan balance excluding energy loans is calculated by excluding the allowance for energy loans from the allowance for total loan losses and excluding the energy loans from the total loans and dividing the net allowance by the net loans. The most directly comparable GAAP financial measure is the ratio of ending allowance to ending loans.

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The ratio of net charge-offs to average loans excluding energy loans is calculated by excluding the energy loans charge-offs from the total charge-offs and excluding the average energy loans from the total average loans and dividing the net charge-offs by the net average loans. The most directly comparable GAAP financial measure is the ratio of charge-offs to average loans.

Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with GAAP and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.
We have identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of the financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of the financial statements are appropriate.
Loans and Allowance for Loan Losses. We account for loans based on originated loans held for investment and loans at fair value. The following provides a detailed discussion of these loan categories.
Loans where risk is managed on a fair value basis are measured at fair value, with changes in fair value recorded in noninterest income. For these loans, the earned current contractual interest payment is recognized in interest income. Loan origination costs and fees are recognized in earnings as incurred and not deferred. Because these loans are recognized at fair value, our nonaccrual, allowance for loan losses, and charge-off policies do not apply to these loans. Fair value is determined using discounted cash flows and credit quality indicators.
Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, and certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Late fees are recognized as income when earned, assuming collectability is reasonably assured.
In addition to loans issued in the normal course of business, we consider overdrafts on customer deposit accounts to be loans and classify these overdrafts as loans in its consolidated balance sheets.
Loans are placed on nonaccrual status when management believes that the borrower’s financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. When accrual of interest is discontinued, all unpaid accrued interest is reversed. Past due status is based on contractual terms of the loan. Interest income on nonaccrual loans may be recognized to the extent cash payments are received, but payments received are usually applied to principal. Nonaccrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due, the customer has made required payments for at least six months, and we reasonably expect to collect all principal and interest.
Our allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged against the allowance for loan losses when management believes the loss is confirmed.
The allowance for loan losses is comprised of two components. The first component, the general reserve, is determined in accordance with current authoritative accounting guidance that considers historical loss rates for the last three years adjusted for qualitative factors based upon general economic conditions and other qualitative risk factors both internal and external to us. Such qualitative factors include current local economic conditions and trends including unemployment, changes in lending staff, policies and procedures, changes in credit concentrations, changes in the trends and severity of problem loans and changes in trends in volume and terms of loans. These qualitative factors serve to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in our historic loss factors. For purposes of determining the general reserve, the loan portfolio, government guaranteed loans and impaired loans, is multiplied by our adjusted historical loss rate.
The second component of the allowance for loan losses is the specific reserve. If a specific allocation is warranted, it is generally the result of an analysis of a classified credit or relationship. Typically, when it becomes evident through the payment history or a financial statement review that a loan or relationship is no longer supported by the cash flows of the asset and/or the borrower and has become collateral dependent, we will use third-party appraisals or other collateral analysis to determine if collateral impairment has occurred. Depending on the collateral type, third-party appraisals may utilize the cost, market and/or income approaches to determine fair value. When current third-party appraisals are not obtained due to feasibility or practicality, in-house evaluations are performed. These analyses take into account factors such as collateral type, age of the property, income production, disposal costs, the current market and/or other relevant factors. If the analysis indicates that impairment has occurred, then a specific allocation will be allocated for this loan. When our existing appraisal is outdated or the collateral has been subject to significant market changes, if practical, we will obtain a new appraisal for the impairment analysis. Cash flow available to service debt is used for non-collateral dependent impaired loans. This analysis is performed each quarter in connection with the preparation of the analysis of the adequacy of the allowance for loan losses and if necessary, adjustments will be made to the specific allocation provided for a particular loan.
A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impaired loans include nonperforming loans and loans modified in troubled debt restructurings, or TDRs. TDRs are loans for which the contractual terms on the loan have been modified and both of the following conditions exist: (1) the borrower is experiencing financial difficulty and (2) the restructuring constitutes a concession. Concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. We assess all loan modifications to determine whether they constitute a TDR. All TDRs are considered impaired loans. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.
Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
Delinquency statistics are updated at least monthly and are the most meaningful indicator of the credit quality of one-to-four single family residential, home equity loans and lines of credit and other consumer loans. Internal risk ratings are considered the most meaningful indicator of credit quality for commercial and industrial, construction, and commercial real estate loans. Internal risk ratings are a key factor in identifying loans that are individually evaluated for impairment and impact management’s estimates of loss factors used in determining the amount of the allowance for loan losses. Internal risk ratings are updated on a continuous basis.
Loans Held for Sale . Loans held for sale consist of certain mortgage loans originated and intended for sale in the secondary market and are carried at estimated fair value on an individual loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. We obtain purchase commitments from secondary market investors prior to closing the loans to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale, and we are required to substitute another loan or buy back the commitment if the original loan does not fund. These commitments are derivative instruments carried at fair value.
Gains and losses on sales of loans held for sale are based on the difference between the selling price and the carrying value of the related loan sold. Fees received from borrowers to guarantee the funding of mortgage loans held for sale are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.
Mortgage Servicing Rights and Transfers of Financial Assets. Gains or losses on "servicing-retained" loan sale transactions generally include a servicing fee component. The present value of the estimated future profit for servicing the loans is also taken into account in determining the amount of gain or loss on the sale of these loans. For loans sold servicing-retained, the fair value of mortgage servicing rights is recorded as an asset, with their value estimated using a discounted cash flow methodology to arrive at the present value of future expected earnings from the servicing of the loans. Significant model inputs include prepayment speeds, discount rates, and servicing costs. Servicing revenues are based on a contractual percentage of the outstanding principal and are recorded as income when earned.
Loans sold into the secondary market are considered transfers of financial assets. These transfers are accounted for as sales when control over the asset has been surrendered, which is deemed to have occurred when: an asset does not have any claims to it by the transferor or their creditors, including in bankruptcy or other receivership situations; the transferee obtains the unconditional right to pledge or exchange the asset; or the transfer does not include a repurchase provision above the limited recourse provisions of these loan sales.
Derivative Instruments and Hedging Activities. All derivatives are recorded on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. During the term of the hedge contract the effective portion of changes in fair value in the derivative instrument are recorded in accumulated other comprehensive income. Changes in the fair value of derivatives to which hedge accounting does not apply are recognized immediately in earnings.
Income Tax Accounting. We estimate our income taxes for each period for which a statement of income is presented. This involves estimating our actual current tax exposure, as well as assessing temporary differences resulting from differing timing of recognition of expenses, income and tax credits for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We actively participate in tax credit generating investments and accrue any credits in excess of taxes owed for the life of the carryforward period or until offset by eligible income taxes. We must also assess the likelihood that any deferred tax assets will be recovered from future taxable income and, to the extent that recovery is not likely, a valuation allowance must be established. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.
Recent Accounting Pronouncements
ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Since these amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. These amendments require that an entity disclose a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income. These amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including adoption in any interim period, for reporting periods for which financial statements have not yet been issued. These amendments should be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company will adopt this ASU in the first quarter of 2018 and the impact on the consolidated financial statements or disclosures will not be significant.
ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 permits hedge accounting for risk components in hedging relationships involving nonfinancial risk and interest rate risk. It also changes the guidance for designating fair value hedges of interest rate risk and for measuring the change in fair value of the hedged item in fair value hedges of interest rate risk. In addition to the amendments to the designation and measurement guidance for qualifying hedging relationships, the amendments in this ASU also align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. This ASU requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. For public entities, these amendments are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted. The Company does not expect the adoption of this ASU to have a significant impact on the consolidated financial statements or disclosures.
ASU No. 2017-09, Compensation – Stock Compensation (Subtopic 718): Scope of Modification Accounting. ASU 2017-09 was issued to eliminate inconsistencies in the application of accounting for modifications of stock-based compensation awards. The ASU provides that an entity should account for the effects of a modification unless all of the following are met: (1) The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification, (2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified, and (3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. This ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We adopted this ASU during the second quarter of 2017 and it did not impact the amounts or disclosures in the Company's consolidated financial statements.
ASU No. 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium. The ASU provides that premiums on these securities are to be amortized to the earliest call date. The accounting for securities held at a discount is not changed, and therefore, they are still required to be amortized to maturity. This ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. The Company elected to adopt the provisions of ASU 2017-08 during the quarter ended March 31, 2017 in advance of the required application date. The adoption of this standard did not materially impact the amounts or disclosures in the Company's consolidated financial statements.
ASU No.  2017-04, Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment. This ASU simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in today's two-step impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The standard eliminates today’s requirement to calculate a goodwill impairment charge using Step 2, which requires an entity to calculate any impairment charge by comparing the implied fair value of goodwill with its carrying amount. For public business entities, this ASU is effective for annual periods beginning after December 15, 2019, and interim periods. The adoption of ASU 2017-04 is not expected to have a material impact on the amounts or disclosures in the Company's consolidated financial statements.
ASU No. 2016-18 —Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The amendments in this update should be applied using a retrospective transition method to each period presented. The Company does not expect the ASU to have a significant impact on its consolidated statement of cash flows.
ASU No. 2016-15 —Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016- 15 adds or clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company does not expect the ASU to have a significant impact on the consolidated statements of cash flows.
ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities that are SEC registrants, the amendments in the update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company continues to evaluate the impact of this ASU on the consolidated financial statements and disclosures.
ASU No. 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to put most leases on their balance sheets but recognize expenses in the income statement in a manner similar to current accounting treatment. This ASU changes the guidance on sale-leaseback transactions, initial direct costs and lease execution costs, and, for lessors, modifies the classification criteria and the accounting for sales-type and direct financing leases. For public business entities, this ASU is effective for annual periods beginning after December 15, 2018, and interim periods therein. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is evaluating the impact of this ASU on the consolidated financial statements and disclosures.
ASU No. 2016-01 —Financial Instruments —Overall (Subtopic 825-10). The main provisions of the update are to eliminate the available for sale classification of accounting for equity securities and to adjust the fair value disclosures for financial instruments carried at amortized costs such that the disclosed fair values represent an exit price as opposed to an entry price. The provisions of this update will require that equity securities be carried at fair market value on the balance sheet and any periodic changes in value will be adjustments to the income statement. A practical expedient is provided for equity securities without a readily determinable fair value, such that these securities can be carried at cost less any impairment. The provisions of this update become effective for interim and annual periods beginning after December 15, 2017. The disclosure of fair value of the loan and interest-bearing deposit portfolios will be presented using an exit price method instead of the current discounted cash flow. The Company has concluded that the remaining requirements of this update are not expected to have a material impact on the financial position, results of operations or cash flows.
ASU No. 2015-02, Consolidation (Topic 810) – Amendments to the Consolidation Analysis. ASU 2015-02 implements changes to both the variable interest consolidation model and the voting interest consolidation model. ASU 2015-02 (i) eliminates certain criteria that must be met when determining when fees paid to a decision-maker or service provider do not represent a variable interest, (ii) amends the criteria for determining whether a limited partnership is a variable interest entity and (iii) eliminates the presumption that a general partner controls a limited partnership in the voting model. The ASU became effective on January 1, 2017, and did not have a significant impact on the Company's financial statements.
ASU No. 2014-09, Revenue from Contracts with Customers . ASU 2014-09 states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU affects entities that enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date , which deferred the effective date of ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Our revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and noninterest income. The identification of revenue streams within the scope of Topic 606 is complete, resulting in no impact on the Company's financial position, results of operations or cash flows, however, there will be additional disclosures required for noninterest income.

BUSINESS
Our Company
We are a financial holding company headquartered in Ruston, Louisiana. Our wholly owned bank subsidiary, Origin Bank, was founded in 1912. Deeply rooted in our history is a culture committed to providing personalized, relationship banking to our clients and communities. We provide a broad range of financial services to small and medium-sized businesses, municipalities, high net worth individuals and retail clients. We currently operate 41 banking centers from Dallas/Fort Worth, Texas across North Louisiana to Central Mississippi, which we refer to as the I-20 Corridor, as well as in Houston, Texas. As of December 31, 2017, we had total assets of $4.15 billion , total loans of $3.31 billion , total deposits of $3.51 billion and total stockholders’ equity, including ESOP-owned shares, of $455.3 million .
We are committed to building unique client experiences through a strong culture, experienced leadership team and a focus on delivering unmatched customer service throughout Texas, Louisiana, and Mississippi. We are well-positioned for continued success based on (1) a talented team of relationship bankers, executives and directors, (2) a diverse footprint with stable and growth-oriented markets, (3) differentiated and customized delivery and service, (4) an ability to significantly leverage our infrastructure and technology and (5) our core deposit franchise.
For more than a century, building relationships has remained at the core of our banking philosophy, and based on this principle, we have established a strong culture, brand and reputation throughout our markets. In order to better serve, expand and capitalize on these relationships, our experienced leadership team has utilized strategic initiatives to enhance our growth through additional de novo banking centers and targeted acquisitions. Drake Mills was appointed Chief Executive Officer of Origin Bank in January 2003 and became our Chief Executive Officer in 2008. Under his leadership, we have developed our vision and strategic plan to become a leading regional financial holding company with a commitment to operating as a community bank regardless of our size. Since 2003, our consolidated assets have increased from approximately $380.6 million to approximately $4.15 billion as of December 31, 2017. Our growth has included further penetration of our legacy markets in North Louisiana as well as expansion into the Dallas/Fort Worth and Central Mississippi markets along the I-20 Corridor. Most recently, we expanded our franchise into Houston, Texas. The following chart illustrates our successful track record of growth in total assets, as we have experienced a compound annual growth rate, or CAGR, in total assets of 19% since 2003.

History of Growth in Total Assets ($M)

Opened first location in Dallas, TX and hired a team of five bankers	Acquired First Louisiana Bank ($128M Total Assets)	Entered into the Houston Market
2008	2009	2013

2005	2009	2010	2015
Acquired First United Bank ($105M Total Assets)	Expanded into Fort Worth, TX and Plano, TX	Acquired Madison Financial Corporation ($68M Total Assets) and hired a team of six bankers in Central Mississippi	Acquired four branches in Houston ($105M Deposits)
Successful execution of our strategic plan has produced significant growth in our franchise. Since 2005, we have enhanced our growth by integrating three bank acquisitions, entering several expansion markets, expanding our product offerings in mortgage lending and servicing as well as in insurance and private banking, and significantly growing market share in each of our markets. To support our growth, we have raised over $180.0 million of new capital since 2006, in addition to our internally generated capital, and we have supplemented our entry into expansion markets by hiring a number of experienced in-market bankers and banking teams.
We believe we are well-positioned to continue to grow organically and through opportunistic lift-outs of relationship banking teams and acquisitions of franchises in both our legacy and newer markets. We also believe we are poised for ongoing growth in profitability as we further leverage our investments in technology and infrastructure. We believe our future growth and profitability will be predicated on our commitment to differentiate our company through creating a unique client experience as we continue to operate a relationship-focused community bank. Our approach has proven effective throughout our history in attracting and retaining clients and employees and in growing our communities and shareholder value.
Our Competitive Strengths and Banking Strategy
Proven Organic Growth Capabilities across Attractive Geographic Footprint
We have demonstrated an ability to grow our loans and deposits organically. Our team of seasoned bankers has been an important driver of our organic growth by further developing banking relationships with current and potential clients. We believe the strength of our culture and brand has been the core of our success in attracting talented bankers and banking relationships. In addition, our relationship bankers are motivated to increase the size of their loan and deposit portfolios and generate fee income while maintaining strong credit quality. As illustrated in the chart below, we have proven capabilities of entering diverse new markets and achieving strong growth and market share gains.

Loan Balances by Expansion Market ($M)
To promote our organic growth, we strategically locate banking centers within our markets and employ highly experienced relationship bankers who proactively develop valuable relationships within the communities that we serve. Through these relationships, our bankers are able to capitalize on loan demand across a wide range of industries. This allows us to not only diversify our loan portfolio, but also focus on loans with quality credit characteristics. We focus on generating core deposits and, in particular, noninterest-bearing deposits, as our primary funding source to support loan growth. We believe motivating our relationship bankers to generate strong core, noninterest-bearing deposit growth enhances our ability to build and strengthen client relationships and provide stable funding for our growth.

Noninterest-Bearing Deposits
Diverse Operating Markets
As further described in “Our Markets” below, we believe that our markets provide us with an advantage in terms of growing our loans and deposits, as well as increasing profitability and building shareholder value. We operate in markets that we believe offer an attractive combination of diversity, growth and stability in Texas, Louisiana and Mississippi. The Dallas/Fort Worth and Houston markets provide attractive economic environments and a large number of mid-sized business deposit and lending opportunities. Our legacy markets in North Louisiana offer a stable economic climate and a lower cost deposit-gathering and operational platform. Our footprint within the Central Mississippi market represents areas of significant commercial growth and investment.

Our team's history of operating successful banking institutions in our markets spans, on average, well in excess of 20 years, and we have a strong reputation for delivering superior service in our markets. Our strong roots in the communities that we serve give us opportunities to grow market share in each of our markets in terms of deposits, assets and our fee income businesses.
Experienced Leadership
We are led by a team of banking professionals, each of whom has extensive experience with large regional banking institutions and maintains well-established relationships with the small to medium-sized business leaders in our market areas. Our commercial banking officers in our legacy Louisiana markets have an average of 23 years of banking experience, in our Mississippi markets have an average of 20 years of banking experience, in our Dallas/Fort Worth market have an average of more than 24 years of banking experience and in our Houston market have an average of more than 28 years of banking experience. We believe that the market knowledge and relationships obtained by these seasoned lenders in their respective markets, as well as our historical ability to attract and retain these officers, differentiates us from many of the financial institutions with which we compete.
Our executive management team is led by Chairman, President, and Chief Executive Officer, Drake Mills, a banker with over 34 years of banking experience who started out as a check file clerk with Origin Bank. Having worked his way up through our organization, Mr. Mills has served in various capacities including in-house system night operator, branch manager, consumer loan officer, commercial lender and Chief Financial Officer. He became President and Chief Operations Officer in 1997 and was named Chief Executive Officer of Origin Bank in 2003. He has served our holding company as President since 1998 and Chief Executive Officer since 2008 and as Chairman of our board of directors since 2012. Under his leadership as President and Chief Executive Officer, Origin Bank has grown from assets of $200.6 million to $4.15 billion, primarily through organic growth. Mr. Mills served on the Community Depository Institutions Advisory Council to the Federal Reserve Bank of Dallas from 2011 to 2014. He represented the Federal Reserve Bank of Dallas on the Community Depository Institutions Advisory Council to the Federal Reserve System in Washington, D.C., and was appointed as the council’s President for a one year term in 2013. He is also a past Chairman of the Louisiana Bankers Association. Mr. Mills oversees our executive management team as well as the development and execution of our strategic plan. His vision and leadership are instrumental in our growth and success.
M. Lance Hall is our Chief Operating Officer and Louisiana State President. Mr. Hall has served our organization for approximately 18 years through various roles including commercial lending and market management. Prior to joining Origin Bank, Mr. Hall spent four years at Regions Bank as a Credit Analyst and Commercial Relationship Manager. As our Chief Operating Officer, Mr. Hall manages our operations, information technology, strategic planning and brand teams.
Stephen H. Brolly is our Chief Financial Officer. Mr. Brolly has approximately 19 years of banking experience and, before joining us in January 2018, most recently served as Chief Financial Officer of Fidelity Southern Corporation (Nasdaq: LION) and its wholly owned subsidiary, Fidelity Bank, for approximately 10 years. Prior to his tenure with Fidelity Southern, he served as Senior Vice President and Controller of Sun Bancorp, Inc. (Nasdaq: SNBC) and its wholly owned subsidiary, Sun National Bank, for seven years. Mr. Brolly began his professional career in public accounting and spent 13 years at Deloitte & Touche.
F. Ronnie Myrick is our Chief Banking Officer. Mr. Myrick has served as Chief Banking Officer since 2017 and also as Chief Administration Officer since 2009. He oversees our regional presidents, retail banking, marketing and mortgage operations. He formerly served as Northeast Louisiana President of Deposit Guaranty National Bank, a wholly owned subsidiary of Deposit Guaranty Corporation, and prior to that he was President of Capital Bank of Delhi, Louisiana. Mr. Myrick has 50 years of experience in the banking industry.
Cary Davis is our Chief Risk Officer. He oversees our centralized loan underwriting team, credit administration, internal audit and enterprise risk management. Mr. Davis has 45 years of experience in the banking industry, more than 20 of which have been with Origin Bank. Before joining Origin Bank, he served in numerous executive officer capacities, including Executive Vice President and Chief Credit Officer, for Central Bank, a subsidiary of First Commerce Corporation, which was the second largest bank holding company in Louisiana at the time of its acquisition in 1998 by Banc One Corporation. Mr. Davis also spent four years with the Office of the Comptroller of the Currency as a bank examiner.
Complementing our experienced senior executive management team, our board of directors is comprised of well-regarded career bankers, professionals, entrepreneurs and business and community leaders with collective depth and experience in commercial banking, finance, real estate and manufacturing. Of our 13 directors, four have served previously on the boards of directors of banking institutions and three have held positions at commercial banks. Our directors have an average of more than 19 years of banking experience. In addition, 11 of our 13 directors qualify as independent under the rules of the Nasdaq Stock Market.
In addition to a strong and experienced management team and board of directors, we have built a deep roster of seasoned banking officers. We have a demonstrated ability to grow our company organically through the identification, hiring and retention of high quality bankers. We have hired bankers with significant in-market experience in order to create a pool of qualified executive and middle management talent to support scalability. We are also committed to the development of talent within our company through training and promotions, which has led to long-term continuity of talented employees and has assisted in recruiting others. We hire people who are naturally service-oriented and train them to do everything needed to provide a high level of support to our clients. These efforts have created a strong talent pool to fuel our long-term growth prospects.
Variety of Sophisticated Banking Services
We provide products and services that compete with large, national banks, but with the personalized attention and responsiveness of a relationship-focused community bank. Our offerings include traditional retail deposits, treasury management, commercial deposits, mortgage origination and servicing, insurance, mobile banking and online banking. Our clients value our ability to provide the sophisticated products and services of larger banks, but with a local and agile decision-making process, a focus on building personal relationships, and a commitment to investing in the local economy and community. This allows us to build Origin Bank on low-cost core deposit relationships, high credit quality loans, and fee income generated by value-added services. It also allows us to develop strong relationships across industries, creating a diverse commercial loan portfolio.
We believe we have an attractive mix of loans and deposits. As of December 31, 2017, our loans held for investment portfolio was comprised of 38% commercial and industrial, or C&I, loans, and 44% commercial real estate, or CRE, loans. This focus on commercial lending increases the asset sensitivity of our balance sheet, positioning us well for a rising-rate environment, and provides ample growth opportunities due to our limited real estate concentrations. As of December 31, 2017, approximately 24% of our deposits were noninterest-bearing demand deposits and our cost of deposits was 0.56% for the year ended December 31, 2017.

Loan Composition (12/31/17)	Deposit Composition (12/31/17)
We have been able to generate significant and diverse noninterest income with the variety of services offered at Origin Bank. Our mortgage origination and mortgage servicing operations have enabled us to develop new relationships with customers, while also enhancing core deposit growth and generating fee income. Our insurance, treasury management and banking products and services provide a more comprehensive advisory relationship with our customers, in particular the owners and management of many of our commercial banking customers.

Core Revenue Distribution (2017)(1)
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(1)
We calculate core revenue as net interest income plus noninterest income less losses on non-energy loans held for sale and gains on sales and disposals of other assets. For more information, please refer to the "Non-GAAP Financial Measurements" section of the management's discussion and analysis section included in this prospectus.

Ability to Leverage Our Infrastructure and Generate Significant Growth in Profitability
We are able to provide cost-effective accounting, finance, risk management, information technology, human resources and marketing services to our bank markets and our other affiliates from our principal executive offices and operations center in North Louisiana. We believe this organizational structure creates a competitive advantage for us by removing the burden of maintaining the “back office” from our markets, thus allowing our relationship bankers to focus on being responsive, efficient and flexible in serving our clients. We further believe that our investments in core systems and infrastructure provide us with a scalable platform that enhances the efficiency of our organization and positions us to grow our franchise both organically and through acquisitions in a cost-efficient manner. We have a robust infrastructure bolstered by our continued investment in our core operating system, mobile delivery and technology that can support our model as we grow in our legacy and newer markets either organically or through opportunistic acquisitions.
We utilize our strong, centralized risk and credit support infrastructure to operate each of our markets as connected businesses. Each of our market leaders is empowered to make local decisions up to specified limits set by our executive management team under the direction of our board of directors. We believe that the delivery by our bankers of in-market credit decisions, coupled with our infrastructure and strong enterprise risk management, allow us to best serve our clients while maintaining consistent credit quality across our franchise. This operating model has proven beneficial in our legacy markets and successfully replicated in our expansion markets. Similar to our expansions into Central Mississippi and Dallas/Fort Worth, we have built an infrastructure in Houston with the ability for growth and scalability. Historically, we have successfully grown deposits and loans per banking center in our expansion markets over time and expect Houston will scale in like manner over the near term. While our investments in the Houston market have impacted our short-term profitability, we believe these investments will enable the same success over the long term we have experienced in our other expansion markets.

Franchise Scale by Expansion Market
(Dollars in Millions)	Year of Entry	As of December 31, 2017
Region		Total Deposits	Deposits / Banking Center	Total Loans	Loans / Banking Center	Banking Centers

Dallas / Fort Worth, TX	2008	$646.6	$80.8	$1,182.0	$147.8	8
Central Mississippi	2010	572.7	114.5	631.9	126.4	5
Houston	2013	520.8	57.9	425.4	47.3	9
Total / Average		$1,740.1	$79.1	$2,239.3	$101.8	22
We also continue to make significant investments in technology to improve customer experience and create efficiencies across our enterprise. We seek to engage leading service providers to enhance our technology platform, such as our online banking products and our mobile applications, in order to remain on the forefront of banking innovation. We believe our technology offerings are superior to those offered by many similar-sized competitors and comparable to those of the nation's largest banks.
Our Markets
We operate in markets that we believe offer an attractive combination of diversity, growth and stability in Texas, Louisiana and Mississippi. We believe our current market areas provide abundant opportunities to continue to grow our client base, increase loans and deposits and expand our overall market share. We also expect to be able to replicate this growth in expansion markets as we continue to expand our relationships and execute our strategy.

Deposits and Loans by State (12/31/2017)
We believe the diversity of our markets offers a number of benefits to us. In our legacy Louisiana markets, including the Ruston and Monroe metropolitan statistical areas, or MSAs, we rank first in deposit market share with approximately 54% and 21%, respectively, as of June 30, 2017. Along the I-20 Corridor and in Houston, we continue to gain scale and market share within our expansion due to our relationship-driven approach and commitment to the communities in which we operate. We seek to become a leading franchise in each community that we serve, and we believe we are well positioned to continue to grow relationships throughout our geographic footprint.

The following table highlights certain statistics within the primary MSAs we serve:

Markets	Deposits (millions)	# of Branches	Market Rank	Market Share	2017 Median HH Income (in thousands)	2017 Total Population (Actual)	Est. 5yr Total Growth
							HHI	Population
North Louisiana:
Monroe, LA MSA	$674.8	9	1	20.6%	$40.4	179,930	3.7%	1.8%
Ruston, LA MSA	655.7	6	1	53.5	37.8	47,933	6.7	2.1
Shreveport- Bossier City, LA MSA	331.1	3	7	4.0	47.3	439,839	7.3	0.4
Dallas/Fort Worth, TX MSA	676.1	8	34	0.3	68.1	7,418,556	9.8	7.7
Jackson, MS MSA	563.5	4	5	4.1	49.3	580,462	6.0	1.0
Houston, TX MSA	459.3	9	40	0.2	67.2	6,980,780	7.7	8.3
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Source: S&P Market Intelligence. FDIC deposit data as of June 30, 2017. Number of branches as of February 28, 2018, but does not include branches in Oxford, Mississippi or Bastrop, Louisiana, which are not encompassed within the metropolitan statistical areas set forth above.

North Louisiana. North Louisiana has been home to Origin Bank for over a century. The economy throughout the region has remained stable and provided consistent growth over the years. Ranked as the most cost competitive place to do business in the nation by Forbes.com for five years, North Louisiana offers both value and quality. The I-20 corridor stretching from Shreveport-Bossier across North Louisiana is a main transportation hub and over the past decade has become a technology center, linking major employers like Centurylink and IBM with cyber-innovation initiatives from Louisiana Tech University and Barksdale Air Force Base. Eleven colleges and universities are located in North Louisiana and generate the innovations necessary to increase productivity and produce top quality graduates needed to sustain business growth and expansion. Top business sectors throughout the region include healthcare, finance, government, manufacturing, and telecommunications. North Louisiana’s diversified economy and low-cost of doing business has helped create a pro-business environment. Our North Louisiana franchise also provides us with a significant amount of low-cost deposits, which help us fund our lending activities.
Dallas/Fort Worth. The Dallas/Fort Worth market is made up of 12 counties with approximately 7.4 million people. It is the largest metropolitan area in the state of Texas and offers a multitude of business opportunities. Dallas/Fort Worth has shown strong growth over recent years and according to the U.S. Census Bureau ranked first in the nation for year-over-year growth in 2016. Over the past five years, 650,000 new residents have moved to the area, which equates to approximately 360 new residents per day. Dallas/Fort Worth is home to 22 Fortune 500 companies and boasts a diverse economy made up of telecommunications, healthcare, technology and transportation. The presence of larger corporations continues to drive economic diversity and attracts new businesses with ties to these larger corporations. According to projections issued by American City Business Journal, Dallas/Fort Worth’s population is expected to rise to 11 million people by 2040. This growth creates an abundance of opportunity and makes Dallas/Fort Worth an attractive place for business and industry to thrive.
Central Mississippi. The Central Mississippi market boasts the most attractive environment for business and economic growth in the state. The region of Madison, Hinds and Rankin Counties has the largest labor force as well as the highest per capita income in Mississippi. This is a direct reflection of high paying jobs and an educated workforce. With Jackson as the capital, the State of Mississippi is the largest employer in the area and helps insulate the market through economic cycles. The Jackson metro area is home to the major manufacturing facilities of Nissan and Toyota. The market is also the healthcare epicenter of the state, providing thousands of jobs and supporting the dental and medical schools at the University of Mississippi Medical Center. Along with manufacturing and healthcare, other major sectors of the local economy include agriculture, transportation, and technology companies among many industries that operate in this economy. With Jackson as the geographical and industrial center of the state, there is significant opportunity for growth.

Houston . The Houston region is one of the nation’s most attractive major metropolitan areas to live and work. Houston is the nation’s fourth most populous city and fifth largest MSA and is expected to grow between one million and two million residents per decade over the next 40 years. With $479 billion in MSA Gross Domestic Product for 2016, Houston is also the fourth largest U.S. metro economy and is expected to grow 3.3% annually from 2015 to 2040, effectively doubling the economy during that period. If Houston were an independent nation, it would rank as the world’s 23 rd largest economy. Among U.S. ports, the Port of Houston ranks 1 st in import tonnage for 25 straight years and 2 nd in total tonnage for 23 straight years, and it is the largest container port on the Gulf Coast. Houston’s Texas Medical Center is the world’s largest medical complex by multiple measures including: number of hospitals, number of physicians, square footage and patient volume. Houston ranks fourth in the nation in the number of corporate headquarters and, among the 100 largest non-U.S.-based corporations, 58 have a presence in Houston. Among the nation’s 20 most populated metro areas, Houston’s housing costs are 37.4% below the national average, and its overall living costs are 20.8% below the national average.
Lending Activities
We originate loans primarily secured by single and multi-family real estate, residential construction and commercial buildings. In addition, we make loans to small and medium-sized businesses, as well as to consumers for a variety of purposes. Our loan portfolio as of the dates indicated was comprised as follows:

	December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Real estate:
Commercial real estate	$1,083,275	$1,026,752	$861,540	$793,408	$651,440
Construction/land/land development	322,404	311,279	310,773	258,421	221,306
Residential real estate loans	570,583	414,226	429,137	349,526	325,924
Total real estate	$1,976,262	$1,752,257	$1,601,450	$1,401,355	$1,198,670
Commercial and industrial loans	989,220	1,135,683	1,232,265	1,273,551	1,078,135
Mortgage warehouse lines of credit	255,044	201,997	156,803	199,794	127,465
Consumer loans	20,505	22,138	22,145	22,724	25,592
Total loans held for investment	$3,241,031	$3,112,075	$3,012,663	$2,897,424	$2,429,862
Additionally, we have entered into contractual obligations in the forms of lines of credit and standby letters of credit, to extend approximately $1.15 billion in credit at December 31, 2017. We use the same credit policies in making these commitments as we do for our other loans.
Commercial Real Estate Loans. We primarily originate commercial real estate loans and construction/land/land development loans which are generally secured by real estate located in our market areas. Our commercial mortgage loans are generally collateralized by first liens on real estate and amortized over a 10 to 20 year period with balloon payments due at the end of one to five years. These loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary source of repayment, the financial strength of any guarantor, the strength of the tenant (if any), the borrower’s liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. We generally will loan up to 80.0% of the value of improved property when the property is owner-occupied or is a Class A apartment building. We generally loan less than 80.0% of the value of other improved property, 50.0% of the value of raw land and 65.0% of the value of land to be acquired and developed. A first lien on the property and assignment of lease is required if the collateral is rental property, with second lien positions considered on a case-by-case basis. Our lending policy generally prohibits making loans secured by second mortgages on commercial real estate.
Consumer Loans. Our consumer loan portfolio is primarily composed of secured and unsecured loans that we originate. The performance of consumer loans will be affected by the local and regional economy as well as the rates of personal bankruptcies, job loss, divorce and other individual-specific characteristics. The largest component of our consumer loan portfolio is for residential real estate purposes. We originate one-to-four family, owner occupied residential mortgage loans generally secured by property located in our primary market areas. The majority of our residential mortgage loans consist of loans secured by owner occupied, single family residences. Residential real estate loans have a maximum loan-to-value ratio of up to 89.0%, with 80.0% as the preferred loan-to-value ratio. These loans are underwritten by giving consideration to the borrower’s ability to pay, stability of employment or source of income, debt-to-income ratio, credit history and loan-to-value ratio. Consumer loans also include closed-end second mortgages, home equity lines of credit and our mortgage loans held for sale, which consist of participations purchased in single-family residential mortgages funded through our warehouse lending group, as well as loans that we make in our real estate lending group.
Commercial and Industrial Loans. Commercial and industrial loans are made for a variety of business purposes, including working capital, inventory, equipment and capital expansion. The terms for commercial loans are generally one to seven years. Commercial loan applications must be supported by current financial information on the borrower and, where appropriate, by adequate collateral. Commercial loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary sources of repayment, the financial strength of any guarantor, the borrower’s liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. The loan-to-value ratio depends on the type of collateral. Generally speaking, accounts receivable are financed at 50.0% to 80.0% of accounts receivable less than 90 days past due. Inventory financing will range between 50.0% and 80.0% depending on the borrower and nature of inventory. We require a first lien position for those loans. The category of commercial and industrial loans also includes mortgage warehouse loans. In our mortgage warehouse lending operations, our loans to mortgage companies are secured by loan participations in mortgages that are typically sold within 20 to 30 days. Volumes fluctuate based on the level of market demand in the product and the number of days between purchase and sale of the participated loans.
Credit Risks. The principal economic risk associated with each category of the loans that we make is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions affect borrower creditworthiness. General factors affecting a commercial borrower’s ability to repay include interest rates, inflation and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers and employees.
Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrower’s management. Consumer loan repayments depend upon the borrower’s financial stability and are more likely than commercial loans to be adversely affected by divorce, job loss, illness and other personal hardships.
Lending Philosophy. Our lending philosophy is driven by our commitment to centralized underwriting for all loans, local market knowledge, long term customer relationships and a conservative credit culture. To implement this philosophy we have established various levels of authority and review, including our Credit Risk Management Group comprised of our Chief Credit Officer and our senior credit officers, as well as our credit risk review group and underwriting group. In our review we emphasize cash flow and secondary and tertiary repayment sources such as guarantors. We generally avoid lending to highly cyclical industries such as forest products, lodging and residential real estate development. We also generally avoid making certain higher risk types of loans including floor plans, special/limited use real estate, mobile home parks, small restaurants, raw land, retail real estate, poultry farming, logging, speculative house/condo lending and car washes.
Lending Policies. We have established common documentation and policies, based on the type of loan. We also have established a corporate loan committee comprised of our Chief Risk Officer, Deputy Chief Risk Officer, two senior credit officers, the Chairman/Chief Administration Officer of Origin Bank and our four regional presidents. One of our directors, who is also a member of the director’s loan committee (described in more detail below) attends each week on a rotating monthly basis. The corporate loan committee has authority to approve up to the legal lending limit of Origin Bank. Credits of $5.0 million or greater are generally presented for review or approval prior to committing to the loan. The corporate loan committee meets weekly and on an ad hoc basis as needed.

Origin Bank’s board of directors periodically reviews lending policies and procedures. There are legal restrictions on the dollar amount of loans available for each lending relationship. As of December 31, 2017, the bank’s legal lending limit under the Louisiana Banking Law and the Federal Reserve’s Regulation O was $155.4 million secured, $62.1 million unsecured and $68.3 million for insiders. As of December 31, 2017, we had established a general in-house lending limit ranging between $25.0 million and $30.0 million to any one borrower ($30.0 million to $40.0 million for purchased participation mortgage warehouse credits), based upon our internal risk rating of the relationship.
Loan Approval Procedures. We have established loan approval procedures as follows:

•
Individual Authorities. The Credit Risk Management Group establishes the authorization levels for individual loan officers on a case-by-case basis after conferring with market managers. Generally, the more experienced a loan officer, the higher the authorization level. The approval authority for individual loan officers ranges from $20,000 to $2.0 million for secured loans and from $5,000 to $1.0 million for unsecured loans. The schedule of loan authorities is reviewed and ratified by the board of directors annually. Currently, the only loan officers with maximum individual loan authority are our regional presidents, the Chairman/Chief Administration Officer, and the President/Chief Executive Officer.

•
Credit Risk Officer Authorities. With respect to secured loans, the approval authorization levels for Origin Bank’s credit risk officers range from $10.0 million for our Chief Credit Officer to $20.0 million for our Chief Risk Officer. On an unsecured basis, our credit risk officers have approval authorities ranging from $5.0 million for our Chief Credit Officer to $10.0 million for our Chief Risk Officer.

•
Business and Consumer Lending Services. This unit within the Credit Risk Management Group provides central underwriting and approval for all consumer purpose loans and small business loans up to $1.5 million.

•
Corporate Loan Committee. We have given our corporate loan committee loan approval authority up to the in-house lending limit of Origin Bank. Credits in excess of individual loan limits are approved either by a credit risk officer or the corporate loan committee. The corporate loan committee consists of the regional presidents, the credit risk officers, and the Chairman/Chief Administration Officer of Origin Bank and is chaired by the bank’s Chief Risk Officer. A rotating member of the directors’ loan committee is also a voting participant at each meeting. All loans with total exposure exceeding $5.0 million are generally presented to the corporate loan committee for review or approval.

•
Directors’ Loan Committee. We have a directors’ loan committee consisting solely of outside directors. A majority of these directors must be present to establish a quorum. This committee is chaired by a seasoned outside director. The directors’ loan committee reviews loans on a monthly basis that have been approved by the corporate loan committee.

Energy Lending . Our energy lending portfolio totaled $54.3 million at December 31, 2017, a decrease of $96.7 million , or 64.0% , from December 31, 2016. The following table shows our total energy lending portfolio by segment type as of the dates indicated. Additionally, at December 31, 2017, we had unfunded energy lending commitments of $63.2 million, compared to $54.6 million in unfunded energy lending commitments as of December 31, 2016.

	As of December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Energy related loans
Exploration and production	$1,108	$51,374	$96,548	$126,143	$46,310
Midstream	13,000	37,799	42,871	80,046	58,598
Service companies	40,230	61,852	104,197	108,392	116,275
Total	$54,338	$151,025	$243,616	$314,581	$221,183

Total loans held for investment	3,241,031	$3,112,075	$3,012,663	$2,897,424	$2,429,862
Energy loans as a percentage of total loans held for investment	1.7%	4.9%	8.1%	10.9%	9.1%
All of our energy loans are reflected within the commercial and industrial line item of the loan composition table above. Energy loans represented approximately 5.5% and 13.3% of our total commercial and industrial loans as of December 31, 2017 and December 31, 2016, respective ly .
Despite the deterioration in credit quality of our energy portfolio, we note the overall credit quality of our commercial and industrial loan portfolio remains strong with approximately 92.5% of the outstanding balances were graded as “pass” where the probability of default is considered low as of December 31, 2017.
Deposits and Other Sources of Funds
An important aspect of our business franchise is the ability to gather deposits. As of December 31, 2017, we held $3.51 billion of total deposits. We have grown deposits at a compounded annual growth rate of 19.4% since December 31, 2003. As of December 31, 2017, 85.7% of our total deposits were core deposits (defined as total deposits excluding time deposits greater than $250,000 and brokered deposits). We offer a wide range of deposit services, including checking, savings, money market accounts and time deposits. We obtain most of our deposits from individuals, small businesses and municipalities in our market areas. One area of focus has been to create a deposit-focused sales force of business development bankers with extensive contacts and connections with targeted clients and centers of influence throughout our communities. We have a specific incentive plan focused on low-cost, core deposit growth. This deposit team is focused on driving relationships and noninterest-bearing accounts. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Secondary sources of funding include advances from the Federal Home Loan Bank of Dallas, borrowings at the Federal Reserve Discount Window and other borrowings. These secondary sources enable us to borrow funds at rates and terms, which, at times, are more beneficial to us.
Mortgage Banking
We are also engaged in the residential mortgage banking business, which primarily generates income from the sale of mortgage loans as well as the servicing of residential mortgage loans for others. We originate residential mortgage loans in our markets as a service to our existing customers and as a way to develop relationships with new customers, in order to support our core banking strategy. Our mortgage banking revenue is affected by changes in the fair value of mortgage loans originated with the intent to sell because we measure these loans at fair value under the fair value option. Our mortgage banking revenue is also impacted by changes in the value of mortgage servicing rights, primarily driven by changes in long-term mortgage interest rates. Revenue from our mortgage banking activities was $15.8 million and $14.9 million for the years ended December 31, 2017 and 2016, respectively.

Insurance
We offer a wide variety of personal and commercial property and casualty insurance products through Thomas & Farr Agency, LLC, our wholly owned subsidiary. Thomas & Farr, with 30 years of growth in the insurance industry and more than 40 experienced professionals, has three primary market locations across North Louisiana, but also serves customers in Arkansas, Mississippi, Texas and other states across the U.S. We also have a 38% interest in Lincoln Agency, LLC, a full-service insurance agency operating in North Louisiana. Insurance commission and fee revenues derived from our subsidiaries were $7.2 million and $6.8 million, for the years ended December 31, 2017 and 2016, respectively.
Other Banking Services
Given customer demand for increased convenience and account access, we offer a range of products and services, including 24-hour Internet banking and voice response information, mobile applications, cash management, overdraft protection, direct deposit, safe deposit boxes, U.S. savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout the United States, as well as in other countries.
Enterprise Risk Management
We seek to prudently identify and manage our risks through a disciplined, enterprise-wide approach to risk management, particularly credit, compliance and interest rate risk. Our risk management framework is overseen by our Chief Risk Officer, who has more than 40 years of banking experience. We also maintain risk management committees at the bank and holding company levels. We endeavor to maintain asset quality through an emphasis on local market knowledge, long-term client relationships, centralized underwriting for all loans and a conservative credit culture. Despite the deterioration in credit quality of our energy portfolio, the overall credit quality of our loan portfolio remains strong. In 2014, we experienced an increase in net charge-offs due to a single fraudulent loan relationship, for which we obtained a partial recovery in 2016, and in 2015-2016 nonperforming loans and net charge-offs were elevated within our energy loan portfolio. Excluding these items, our ratio of net charge-offs to average loans has averaged 0.16% over the last five years. As of December 31, 2017, energy loans accounted for approximately 15.9% of nonperforming loans.

Information Technology Systems
We continue to make significant investments in our information technology systems for our banking operations and treasury services. We believe that these investments are essential to enhance our capabilities to offer new products and overall customer experience, to provide scale for future growth and acquisitions, and to increase controls and efficiencies in our back-office operations. We have obtained our core data processing platform from a nationally recognized bank processing vendor providing us with capabilities to support the continued growth of Origin Bank. We leverage the capabilities of a third-party service provider to provide the technical expertise around network design and architecture that is required for us to operate as an effective and efficient organization. We actively manage our business continuity plan. We strive to follow all recommendations outlined by the Federal Financial Institutions Examination Council in an effort to provide that we have effectively identified our risks and documented contingency plans for key functions and systems including providing for back-up sites for all critical applications. We perform tests of the adequacy of these contingency plans on at least an annual basis.
The majority of our other systems, including electronic funds transfer and transaction processing, are operated in-house. Online banking services and other public-facing web services are performed using third-party service providers. The scalability of this infrastructure is designed to support our expansion strategy. These critical business applications and processes are included in the business continuity plans referenced above.
Properties
Our executive offices and those of Origin Bank are located at 500 South Service Road East, Ruston, Louisiana 71270. Our primary offices outside of Louisiana are located in Dallas, Texas, Houston, Texas and Ridgeland, Mississippi. The bank owns its main office building and 25 of its banking centers, as well as a controlling interest in its operations center. The remaining facilities are occupied under lease agreements, terms of which range from month to month to 19 years. We believe that our banking and other offices are in good condition and are suitable and adequate to our needs.

Competition
The banking business is highly competitive, and our profitability will depend in large part based upon our ability to compete with other banks and non-bank financial service companies located in our markets for lending opportunities, deposit funds, financial products, bankers and acquisition targets.
We are subject to vigorous competition in all aspects of our business from banks, savings banks, savings and loan associations, finance companies, credit unions and other financial service providers, such as money market funds, brokerage firms, consumer finance companies, asset-based non-bank lenders, insurance companies and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than we can.
We conduct business through 41 banking centers in our key market areas of North Louisiana, Central Mississippi, Dallas/Fort Worth and Houston. Many other commercial banks, savings institutions and credit unions have offices in our primary market areas. These institutions include many of the largest banks operating in Texas, Louisiana and Mississippi, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Our competitors often have greater resources, have broader geographic markets, have higher lending limits, offer various services that we may not currently offer and may better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, flexibility and the ability to make credit and other business decisions quickly.
Employees
As of December 31, 2017, we and our subsidiaries had 686 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.
Legal Proceedings
On January 23, 2017, the ResCap Liquidating Trust, or ResCap, as successor to Residential Funding Company, LLC f/k/a Residential Funding Corporation, or RFC, filed a complaint against the Bank, as successor to Cimarron Mortgage Company, or Cimarron, a former residential mortgage lender purchased by the Bank in 2011 and merged into the Bank in 2013, in the United States District Court for the District of Minnesota. The Complaint included a claim for damages against the Bank arising out of a guaranty in which the Bank, as successor to Cimarron, guaranteed Cimarron's full performance under the contract governing the sale of mortgage loans to RFC. We entered into a Settlement and Release Agreement on November 6, 2017 with the RFC parties with respect to the ResCap Litigation. Under the agreement, we paid $10.0 million to fully resolve all claims by the RFC parties, and to avoid the further costs, disruption, and distraction of defending the ResCap Litigation.
From time to time, Origin Bank and we face routine litigation arising in the normal course of business. Neither Origin Bank nor we are presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, future prospects, financial condition, liquidity, results of operation, cash flows or capital levels. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management's attention and may materially and adversely affect our reputation, even if resolved in our favor.

MANAGEMENT
Board of Directors
Our board of directors is composed of 13 members divided into three classes, with each director serving a three-year term and until his or her successor is elected or qualified, or until his or her earlier death, resignation or removal. The election of directors is staggered so that one-third of the board of directors is elected at each annual meeting. The terms of the Class A directors expire at the 2018 annual meeting. The terms of the Class B directors expire at the 2019 annual meeting. The terms of the Class C directors expires at the 2020 annual meeting. Our directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with our executive officers. The directors elected to each of Class A, Class B and Class C, as well as their respective ages, as of the date of this prospectus, are set forth below.

Class A	Age	Class B	Age	Class C	Age
James E. Davison, Jr.	51	John M. Buske	77	Michael A. Jones	62
Drake Mills	57	Oliver Goldstein	46	Farrell Malone	65
Steven Taylor	64	John Pietrzak	45	F. Ronnie Myrick	74
Dr. Gary Luffey	63	George M. Snellings, IV	52	James S. D’Agostino, Jr.	71
		Elizabeth Solender	66
We have entered into agreements with the Pine Brook affiliates and Castle Creek Capital Partners IV, LP, or Castle Creek, two institutional investors with significant equity stakes in our organization. Under each agreement, we have agreed to nominate one person designated by such investor to our board of directors, subject to satisfaction of the legal and governance requirements regarding service as a member of our board of directors and to the reasonable approval of our Nominating and Corporate Governance Committee, and to the board of directors of Origin Bank. We have also agreed that we will use our reasonable best efforts to have the board representatives elected to our board of directors and will solicit proxies for the board representatives to the same extent as we do for any of our other board nominees.
The above-described board representation rights will continue with respect to such investor for so long as that investor, together with its affiliates, continues to hold 4.99% or more of our issued and outstanding common stock on an as-converted basis. If the investor ceases to hold the required ownership percentage, that investor will no longer have any further board representation rights, and the investor will use all reasonable best efforts to cause its board representative to promptly resign from our board of directors and from the board of directors of Origin Bank. Currently, Oliver Goldstein serves on our board of directors as the representative of the Pine Brook affiliates, and John Pietrzak serves on our board of directors as the representative of Castle Creek.
The board of directors of Origin Bank is composed of 13 members divided into three classes, with the directors in each class serving a three-year term. As sole shareholder of Origin Bank, we elect the directors of the bank. The composition of the board of directors of Origin Bank, and the classification of each of the directors, mirrors the holding company level board of directors.

Executive Officers
Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal. The executive officers of Origin Bank are appointed by the board of directors of the Bank and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal. Each of our current executive officers, as well as their ages, are set forth below:

Name	Age	Title
Drake Mills	57	Chairman of the Board and Chief Executive Officer
M. Lance Hall	44	Chief Operating Officer and Louisiana State President
Stephen H. Brolly	55	Chief Financial Officer
F. Ronnie Myrick	74	Chief Banking Officer
Cary Davis	67	Chief Risk Officer
Background of Directors and Executive Officers
A brief description of the background of each of our directors and executive officers is set forth below. All executive officers have the same position at the Bank and at the Company. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or any of our executive officers.
Executive Officers:
Drake Mills . Mr. Mills is our Chairman, President, and Chief Executive Officer. Mr. Mills has over 33 years of banking experience and started out as a check file clerk with Origin Bank. Having worked his way up through the organization, Mr. Mills has served in various capacities including in-house system night operator, branch manager, consumer loan officer, commercial lender and Chief Financial Officer. He became President and Chief Operations Officer in 1997 and was named Chief Executive Officer of Origin Bank in 2003. He has served our holding company as President since 1998 and Chief Executive Officer since 2008 and as Chairman of our board of directors since 2012. Under his leadership as President and Chief Executive Officer, Origin Bank has grown from assets of $200.6 million to $4.15 billion , primarily through organic growth. Mr. Mills served on the Community Depository Institutions Advisory Council to the Federal Reserve Bank of Dallas from 2011 to 2014. He represented the Federal Reserve Bank of Dallas on the Community Depository Institutions Advisory Council to the Federal Reserve System in Washington, D.C., and was appointed as the council’s President for a one year term in 2013. He is also a past Chairman of the Louisiana Bankers Association. Mr. Mills graduated from Louisiana Tech University with a Bachelor of Science degree in Finance. He also graduated from the Graduate School of Banking of the South in Baton Rouge, Louisiana and The Graduate School of Banking of the South’s Professional Master of Banking Program in Austin, Texas. Mr. Mills oversees our executive management team as well as the development and execution of our strategic plan. His vision and leadership are instrumental in our growth and success.
M. Lance Hall. Mr. Hall is our Chief Operating Officer and Louisiana State President. Mr. Hall has served our organization for approximately 18 years through various roles including commercial lending and market management. Prior to joining Origin Bank, Mr. Hall spent four years at Regions Bank as a Credit Analyst and Commercial Relationship Manager. As our Chief Operating Officer, Mr. Hall manages our operations, information technology, strategic planning and brand teams.
Stephen H. Brolly . Mr. Brolly is our Chief Financial Officer. Mr. Brolly has approximately 19 years of banking experience and, before joining us in January 2018, most recently served as Chief Financial Officer of Fidelity Southern Corporation (Nasdaq: LION) and its wholly owned subsidiary, Fidelity Bank, for approximately 10 years. Prior to his tenure with Fidelity Southern, he served as Senior Vice President and Controller of Sun Bancorp, Inc. (Nasdaq: SNBC) and its wholly owned subsidiary, Sun National Bank, for seven years. Mr. Brolly began his professional career in public accounting and spent 13 years at Deloitte & Touche.

F. Ronnie Myrick. Mr. Myrick is our Chief Banking Officer. Mr. Myrick has served as Chief Banking Officer since 2017 and also as Chief Administration Officer since 2009. He oversees our regional presidents, retail banking, marketing and mortgage operations. He formerly served as Northeast Louisiana President of Deposit Guaranty National Bank, a wholly owned subsidiary of Deposit Guaranty Corporation, and prior to that he was President of Capital Bank of Delhi, Louisiana. Mr. Myrick has 50 years of experience in the banking industry.
Cary Davis. Mr. Davis is our Chief Risk Officer. He oversees our centralized loan underwriting team, credit administration, internal audit and enterprise risk management. Mr. Davis has 45 years of experience in the banking industry, more than 20 of which have been with Origin Bank. Before joining the bank, he served in numerous executive officer capacities, including Executive Vice President and Chief Credit Officer, for Central Bank, a subsidiary of First Commerce Corporation, which was the second largest bank holding company in Louisiana at the time of its acquisition in 1998 by Banc One Corporation. Mr. Davis also spent four years with the Office of the Comptroller of the Currency as a bank examiner.
Non-Management Directors:
James S. D’Agostino, Jr. Mr. D’Agostino has served as a director of our company and Origin Bank since 2013.  Mr. D’Agostino founded Encore Bancshares in March 2000 and served as its Chairman of the Board and Chief Executive Officer from 2000 until the organization sold in 2012.  Currently, Mr. D’Agostino is the Managing Director of Encore Interests LLC, which is involved with bank and investments.  In 2013, Mr. D’Agostino became Chairman of the Board of Houston Trust Company, a privately-owned trust company headquartered in Houston with $6.2 billion of assets under management.  Mr. D’Agostino also serves as Chairman of the Board of Main Street Ministries Houston, a not for profit organization.  He has over 40 years of service in numerous other capacities in the banking and financial services industries.  Mr. D’Agostino holds a B.S. in economics from Villanova University and a J.D. from Seton Hall University School of Law, and has completed the Advance Management Program at Harvard Business School.  Mr. D’Agostino’s extensive banking experience and his knowledge of the law and the financial services industry enable him to make valuable contributions to our board of directors.
John M. Buske. Mr. Buske has served as a director of our company and Origin Bank since 1992. His business experience includes serving as President of UNR Industries, Inc., an international and domestic manufacturing company engaged in the manufacturing of steel products. In that capacity, he was primarily responsible for two divisions representing over $40 million in revenue. Prior to his experience with UNR Industries, Mr. Buske served as a cost accountant for State Farm Fire and Casualty Insurance. He has also provided service to his community through his work on the boards of directors of the Ruston/Lincoln Industrial Development Corporation, the North Louisiana Economic Partners, the Ruston/Lincoln Chamber of Commerce, and the Ruston Rotary Club and served as chairman of the Lincoln General Hospital Board of Directors for 9 years. Mr. Buske’s business and community service experience provide him with a uniquely diverse perspective that benefits our board of directors.
James E. Davison, Jr . Mr. Davison has served as a director of the Company since 1999. Since 2007 he has served as a director for Genesis Energy, L.P., an NYSE listed entity, and currently serves on its governance, compensation and business development committees. From 1996 until 2007, he served in executive leadership positions of several related entities acquired by, or substantial assets of which were acquired by, Genesis Energy, L.P. Mr. Davison’s management experience, in the energy and transportation industries and as a director of a publicly traded enterprise, enables him to make valuable contributions to our board of directors.
Oliver Goldstein . Mr. Goldstein has served as a director of the Company since 2012.  Mr. Goldstein is a managing director on the financial services investment team at Pine Brook.  He also serves as a member of its investment committee.  Mr. Goldstein currently represents Pine Brook as a director of Origin Bancorp, Inc., Fair Square Financial Holdings LLC, and Strategic Funding Source, Inc.  He also formerly represented Pine Brook as a director of Alostar Bank of Commerce and Green Bank, N.A. Mr. Goldstein has 22 years of private equity and financial advisory experience.  Prior to joining Pine Brook in 2009, he was a partner and senior managing director at Eton Park Capital Management, where he started and led the firm’s U.S. private investment effort, establishing an investment strategy focused on growth equity financings and special situations, primarily in the financial services industry.  Prior to that, Mr. Goldstein was with Warburg Pincus LLC, most recently as a managing director responsible for leveraged buyouts and direct investments in public companies.  Mr. Goldstein’s experience investing in and serving as a director on the boards of banks and other financial services companies provides skills that are important as we continue to implement our business strategy and grow our franchise organically and through opportunistic acquisitions.
Michael A. Jones. Mr. Jones has served as a director of the Company since 1991. He is a sole practitioner Certified Public Accountant with offices in Ruston, Louisiana and is a Certified Fraud Examiner. He is a member of the American Institute of Certified Public Accountants, the Society of Louisiana Certified Public Accountants and the Association of Certified Fraud Examiners. Mr. Jones' ties within the local community and business experience and knowledge qualify him to serve on the board.
Dr. Gary Luffey. Dr. Luffey has served as a director of the Company since 2016 and Origin Bank since 2002. An eye surgeon for 35 years, Dr. Luffey is a partner at the Green Clinic and is a member of the clinic's Financial Committee. Dr. Luffey has been a member of the Ruston-Lincoln Industrial Development Committee and served in a leadership role with the Ruston-Lincoln Chamber of Commerce. He is on the board of the Lincoln Health Foundation and the Louisiana Center for the Blind, is a past member of the Louisiana State Board of Health, and is also active in numerous other community charitable causes. Over the past 40 years, Dr. Luffey has been involved in the ownership and management of nursing homes, hospitals and medical supply companies. He is also a consultant with Alcon Laboratory, a subsidiary of Novartis. These experiences afford Dr. Luffey a unique vantage point in healthcare, an increasingly important and growing segment in our markets. Dr. Luffey's extensive experience with the healthcare industry and his community ties in our Louisiana markets are valuable to our Company and our board of directors.
Farrell Malone . Mr. Malone has served as a director of the Company since 2014. Mr. Malone is a licensed Certified Public Accountant and retired partner of KPMG LLP, where he served on its board of directors from 2005 to 2010, including as Lead Director from 2008 to 2010. Mr. Malone is an Audit Committee Financial Expert, as defined under applicable SEC rules. He currently serves as the Chairman of our Audit, Risk and Compliance Committee. Mr. Malone brings to our board of directors extensive accounting, management, strategic planning and financial skills which are important to the oversight of our financial reporting, enterprise and operational risk management.
John Pietrzak. Mr. Pietrzak has served as a director of the Company since 2013. Mr. Pietrzak joined Castle Creek Capital LLC in 2005. He is a former board member of West Coast Bancorp and its wholly owned subsidiary, West Coast Bank; Square 1 Financial, it's wholly owned subsidiary Square 1 Bank; and Intermountain Community Bancorp and its wholly owned subsidiary, Panhandle State Bank. Prior to joining Castle Creek Capital, Mr. Pietrzak was a Director at Levi Strauss & Co. where he led a team responsible for forecasting demand for the Dockers brand. He was also a Senior Manager of Finance at Levi Strauss & Co. Prior to that, he worked at Diamond Strategy and Technology Consultants, where he assisted clients in developing and implementing strategies in the wireless data industry. Mr. Pietrzak’s prior board experience, especially with other financial institutions and their holding companies, provides insight and perspective that benefit our organization and our board of directors.
George Snellings, IV. Mr. Snellings has served as a director of the Company since 2012 and as a director of Origin Bank since 2007. He is a practicing attorney with the law office of Nelson, Zentner, Sartor & Snellings, LLC, where he has been a member since the firm’s inception in 2001 and recently received an AV rating by his peers at Martindale Hubbell. Prior to that time, he was a member of the law firm Theus, Grisham, Davis and Leigh from 1993 to 2001 and worked in audit department at Ernst & Young, from 1989 until 1991. Mr. Snellings legal knowledge and experience qualifies him to serve on the board.
Elizabeth Solender. Ms. Solender has served as a director of Origin Bank since 2008 and has served as a director of the Company since 2016. She is the President of Solender/Hall, Inc., a commercial real estate and consulting company that specializes in assisting corporations and nonprofit organizations buy, sell, lease, manage and finance commercial real estate in the Dallas/ Fort Worth area. She is considered a national expert on nonprofit commercial real estate issues. The City of Dallas appointed her to the boards of directors of the Cypress Waters Tax Increment Financing (TIF) District and the Sports Arena TIF District. In 2015, Dallas Business Journal named her one of the top 25 Women in Business in the DFW area. Ms. Solender is a past national president of Commercial

Real Estate Women (CREW) Network and past chair of the National Association of Corporate Directors (NACD) North Texas Chapter. She has earned the National Association of Corporate Directors (NACD) Governance Fellow status which is the highest level of credentialing for corporate directors. Ms. Solender's real estate acumen and nonprofit experience make her a valuable addition to the board.
Steven Taylor. Mr. Taylor has served as a director of the Company since 2016 and Origin Bank since 2007. Mr. Taylor has been president of Car Town of Monroe, Inc. since 1987 and is still overseeing the day to day operations. With gross sales over $35 million per year Car Town is one of the largest Independent Automotive Dealers in Louisiana. Car Town has been recognized as the State Quality Dealer of the Year and as one of the top ten in the nation by the National Independent Auto Dealers Association. Mr. Taylor has held the role of president and is still actively involved with the Boys & Girls Club of Northeast Louisiana. He is the secretary of the Bayou DeSiard Country Club and is a board member of the Monroe Downtown Economic Development District. Mr. Taylor has other business interests such as Real Estate, Finance and an Auto Warranty Company. His business experience in various companies allows a view point from a different perspective and makes him a valued member of the board.
Corporate Governance Principles and Board Matters
We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors has adopted Governance Principles that set forth the framework within which our board of directors, assisted by its committees, directs the affairs of our organization. The Governance Principles address, among other things, the composition and functions of our board of directors and its committees, director independence, compensation of directors, management succession and review and selection of new directors. In addition, our board of directors has adopted a Code of Ethics that applies to all of our directors, officers and employees. Upon the completion of this offering, our Governance Principles, as well as the Code of Ethics will be available on our corporate website’s Investor Relations page at www.origin.bank. We expect that any amendments to the Code of Ethics, or any waivers of its requirements with respect to any of our directors or executive officers, will be disclosed on our website as well as by any other means required by Nasdaq Stock Market or SEC rules.
Director Selection Process. Our bylaws provide that nominations of persons for election to the board of directors may be made by or at the direction of our board of directors, our Chairman or by any stockholder entitled to vote for the election of directors at the annual meeting who complies with certain notice procedures. The Nominating and Corporate Governance Committee is responsible for identifying and recommending candidates to the board as vacancies occur. Director candidates are evaluated using certain established criteria, including familiarity with the financial services industry, their personal financial stability and their willingness to serve. The Nominating and Corporate Governance Committee will also take into account the candidate’s level of financial literacy, his or her ability to devote an adequate amount of time to his or her duties as a director and any past or present relationship the candidate has with our business. The Nominating and Corporate Governance Committee is responsible for monitoring the mix of skills and experience of the directors in order to assess whether the board has the necessary tools to perform its oversight function effectively. Although we do not have a separate diversity policy, the Nominating and Corporate Governance Committee considers the diversity of our directors and nominees in terms of knowledge, experience, skills, expertise and other demographics that may contribute to our board of directors. The Nominating and Corporate Governance Committee will also evaluate candidates recommended by shareholders, provided that such candidates are nominated in accordance with the applicable provisions of our bylaws.
Director Independence . Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the Nasdaq Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has undertaken a review of the independence of each director based upon these rules and our own Governance Principles. Applying these standards, our board of directors has affirmatively determined that, with the exception of Messrs. Mills and Myrick, each of our current directors qualifies as an independent director under the applicable rules. The 11 independent directors constitute a majority of the 13 members of our board of directors.

In making independence determinations, our board of directors considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Board Leadership Structure and Role in Risk Oversight. Both our board of directors and the board of directors of Origin Bank meet monthly. Our board of directors solicits input and nominations from its members and elects one of its members as Chairman. The Chairman presides over each board of directors’ meeting and performs such other duties as may be incident to the office. Our board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman, as the board believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of the board. Currently, our President and Chief Executive Officer, Drake Mills, serves as Chairman to ensure that a knowledgeable, meaningful and targeted agenda is presented to the board of directors on a regular basis. Mr. Mills possesses the background, knowledge, expertise and experience to understand the opportunities and challenges we face, as well as the leadership and management skills to promote and execute our business plan and strategies. In addition, Mr. Mills’ simultaneous service as President, Chief Executive Officer and Chairman allows timely communication with our board of directors on critical business matters. Further, our board of directors believes that having the same individual serving in the positions of President, Chief Executive Officer and Chairman does not undermine the independence of our board of directors because a majority of the directors are independent.
Annually, the independent directors elect a director to serve as the Lead Independent Director. The Lead Independent Director serves as a liaison between the Chairman and the independent directors and has the authority to call and chair meetings or executive sessions of the independent directors, which are held periodically as appropriate but at least twice annually. The Lead Independent Director also chairs full board of directors’ meetings in the absence of the Chairman. Our board of directors has designated James D’Agostino to serve as Lead Independent Director.
Our board of directors recognizes that risk management is an enterprise-wide responsibility. Our board of directors has established standing committees to oversee our corporate risk governance processes, as described more fully below. In addition, our board of directors and executive management have appointed a Chief Risk Officer, who is a member of our executive management team, to support the risk oversight responsibilities of the board of directors and its committees and to involve management in risk management as appropriate by establishing committees comprised of management personnel who are assigned responsibility for oversight of certain operational risks. The Chief Risk Officer reports to the board of directors each quarter on our enterprise-wide risk management system. Cary Davis currently serves as our Chief Risk Officer.
Compensation Committee Interlocks and Insider Participation. Upon the completion of this offering, none of the members of our compensation committee will be or will have been an officer or employee of Origin Bancorp, Inc. or of Origin Bank. None of our executive officers serve or have served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.
Board Committees
Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit, Risk, and Compliance Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Finance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit, Risk and Compliance Committee.  Our Audit, Risk and Compliance Committee consists of Farrell Malone (Chairperson), John Buske and James D'Agostino. Our Audit, Risk and Compliance Committee have responsibility for, among other things:

•	selecting, engaging and overseeing the independent auditors;

•
overseeing the integrity of our financial statements, including the annual audit, the annual audited financial statements, financial information included in our periodic reports that will be filed with the SEC and any earnings releases or presentations;

•	overseeing our financial reporting internal controls;

•	overseeing our internal audit functions, including oversight of the Chief Audit Executive;

•	overseeing our compliance with applicable laws and regulations;

•	overseeing our risk management functions;

•	overseeing our process for receipt of complaints and our Whistleblower Policy; and

•
reviewing and investigating any possible violation of the Codes of Ethics or other standards of business conduct by any officer or employee of the company that is related to our audit or accounting practices.

Rule 10A-3 promulgated by the SEC under the Exchange Act and applicable Nasdaq Stock Market rules require our audit committee to be composed entirely of independent directors upon the effective date of our registration statement. Our board of directors has affirmatively determined that each of the members of our audit committee is independent under the rules of the Nasdaq Stock Market and for purposes of serving on an audit committee under applicable SEC rules. Our board of directors also has determined that Farrell Malone qualifies as an “audit committee financial expert” as defined by the SEC. Our board of directors has adopted a written charter for our Audit, Risk and Compliance Committee, which is available on our corporate website’s Investor Relations page at www.origin.bank.
Compensation Committee. Our Compensation Committee consists of John Buske (Chairperson), James E. Davison, Jr., Michael Jones and John Pietrzak. Our Compensation Committee is responsible for, among other things:

•
annually reviewing and approving compensation of our CEO, including determination of salary, bonus and incentive opportunities, and other compensation, and approving goals and objectives relevant to the compensation of the CEO and evaluating the CEO’s performance in light of such goals and objectives;

•	together with the CEO, annually reviewing and approving compensation of our other executive officers;

•	reviewing and ensuring compliance with applicable laws and regulations regarding executive compensation;

•
retaining, or obtaining the advice of, such compensation consultants, legal counsel or other advisers as the Compensation Committee deems necessary or appropriate for it to carry out its duties, with direct responsibility for the appointment, compensation and oversight of the work of such consultant, counsel or adviser;

•	reviewing and approving employment agreement, severance arrangements, change in control agreements, and similar matters; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Our board of directors has evaluated the independence of the members of our Compensation Committee and has determined that each of the members of our Compensation Committee is independent under Nasdaq Stock Market standards. The members of the Compensation Committee also qualify as “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act and “outside directors” within the meaning of Section 162(m) of the Code. Our board of directors has adopted a written charter for our Compensation Committee, which is available on the Investor Relations page of our corporate website at www.origin.bank.
Nominating and Corporate Governance Committee.  The members of our Nominating and Corporate Governance Committee are James E. Davison, Jr. (Chairperson), John Buske, James D'Agostino, Michael Jones, Farrell Malone, and George Snellings.
Our Nominating and Corporate Governance Committee is responsible for, among other things:

•	evaluating and making recommendations to our board regarding our board’s number and composition, committee structure and assignments, and director responsibilities;

•
assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our board of directors, including reviewing any prospective directors nominated by shareholders, or as vacancies on the board occur;

•	developing and overseeing a self-evaluation process for our board;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	reviewing corporate actions in furtherance of our social responsibilities, including support of charitable, educational and business organizations;

•
reviewing and investigating any possible violation of the Codes of Ethics or other standards of business conduct by any director or executive officer of the company, except as such are related to our audit or accounting practices.

Our board of directors has evaluated the independence of the members of the Nominating and Corporate Governance Committee and has determined that each of the members is independent under Nasdaq Stock Market standards. Our board of directors has adopted a written charter for our Nominating and Corporate Governance Committee, which is available on the Investor Relations page of our corporate website at www.origin.bank.
Finance Committee.  Our Finance Committee, a joint committee of our holding company and bank, consists of James D’Agostino (Chairperson), James E. Davison, Jr., Michael Jones, Oliver Goldstein, Farrell Malone, and John Pietrzak. The Finance Committee has responsibility for, among other things:

•	developing and recommending the implementation of our market risk functional framework and oversight policy;

•	overseeing the administration and effectiveness of our market risk functional framework and other significant investment and related policies;

•	reviewing and overseeing the operation of our capital adequacy assessments, forecasting and stress testing processes and activities; and

•	reviewing and making recommendation to the board regarding declaration of dividends, repurchase of securities, financing and significant capital expenditures.
Our board of directors has adopted a written charter for our Finance Committee, which is available on the Investor Relations page of our corporate website at www.origin.bank.

EXECUTIVE COMPENSATION
As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our “named executive officers.”
Our named executive officers for the year ended December 31, 2017, which consist of our principal executive officer and our two other most highly compensated executive officers, are:

•	Drake Mills, our President, Chief Executive Officer and Chairman of the Board;

•	M. Lance Hall, our Senior Executive and Chief Operating Officer; and

•	F. Ronnie Myrick, our Senior Executive and Chief Banking Officer
Summary Compensation Table
The following table provides information regarding the compensation of our named executive officers for our fiscal year ended December 31, 2017. Except as set forth in the notes to the table, all cash compensation for each of our named executive officers was paid by Origin Bank, where each serves in the same capacity.

Name and Principal Position	Year	Salary	Bonus(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total(4)
Drake Mills	2017	$835,800	$100,000	$28,371	$137,259	$1,101,430
Chairman, President and Chief Executive Officer
M. Lance Hall	2017	400,000	50,000	9,000	15,109	474,109
Senior Executive and Chief Operating Officer
F. Ronnie Myrick	2017	332,100	50,000	9,383	13,547	405,030
Senior Executive and Chief Banking Officer
____________________________

(1)	Represents a discretionary award for 2017 performance paid in 2018.

(2)
Values represent deferral payouts made in 2017 from the 2015 Incentive Plan. Initial awards from the plan were made in 2016 with 10% of the total award deferred for one year and 10% of the total award deferred for two years. In order to receive the award, the executives were required to be employed and in good standing and the company had to achieve minimum profitability and credit quality goals.

(3)	The amounts shown in this column are composed of the amounts in the table below.

(4)	No equity awards were made to our named executive officers during 2017.

Description	Mills	Hall	Myrick
Personal use of company car	$6,621	$1,257	$2,675
Employer 401(k) contributions	8,100	8,100	8,100
Life insurance premiums	30,510	289	—
Club dues	5,463	5,463	2,772
Legal expense reimbursement	86,565	—	—
Total	$137,259	$15,109	$13,547

Outstanding Equity Awards at 2017 Fiscal Year-End
The following table provides information regarding outstanding equity awards held by each of our named executive officers on December 31, 2017. All of the restricted stock awards shown in the table below were granted under the Origin Bancorp, Inc. 2012 Stock Incentive Plan, or the 2012 Plan. All of the stock option awards were issued under stand-alone stock option award agreements and were granted with a per share exercise price equal to the fair market value of our common stock on the grant date.

	Option Awards			Restricted Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(4)
Drake Mills	120,000	$8.25	12/31/2024	400 (1)	$10,320
	50,000	17.50	12/31/2030
M. Lance Hall	—	—	—	146 (2)	3,767
F. Ronnie Myrick	—	—	—	108 (3)	2,786
____________________

(1)	Reflects 1,200 shares granted on March 21, 2015, which vest ratably over three years.

(2)	Reflects 440 shares granted on March 21, 2015, which vest ratably over three years.

(3)	Reflects 328 shares granted on March 21, 2015, which vest ratably over three years.

(4)	Based on $25.80 per share.

Our Compensation Program
Our executive compensation program is designed to attract, motivate, reward and retain our executive officers. A major goal of our executive compensation program is to align the compensation structure for our executive officers with our stockholders’ interests and current market practices. To that end, our Compensation Committee analyzes and reviews current market data for comparable financial institutions and for the industry as a whole and strives to maintain a compensation program for our executive officers that is competitive among our peers. A central principle of our compensation philosophy is that executive compensation should be aligned with shareholder value and determined primarily by our overall performance.
Our compensation program is designed to achieve the following objectives:

•	drive performance relative to our financial goals, balancing short-term and intermediate operational objectives with long-term strategic goals;

•	attract and retain the highly-qualified executives needed to achieve our goals and to maintain a stable executive management group;

•	allow flexibility in responding to changing laws, accounting standards and business needs; and

•	place a significant portion of total compensation at risk, contingent on our performance.
We desire to create short-term and long-term incentive opportunities for our executive officers and, over the long-term, seek to align their interests with those of our shareholders by establishing equity ownership opportunities. Our total compensation package is designed to align the executives’ interests with those of our shareholders and does not promote or reward taking excessive risk to generate individual executive gains while creating higher financial and market risk for us.
It is our philosophy that the total compensation package available to our executives should be fair, balanced and competitive; it should provide enhanced levels of financial reward based on achieving higher levels of performance; and it should be designed to recognize and reward both short and long-term performance.

Equity Incentive Plans
The purpose of our long-term equity incentive program is to focus our directors, executive officers and employees on long-term corporate goals, disciplined growth and the creation of shareholder value. We further believe that equity ownership by these individuals better aligns their interests with those of our shareholders. We provide equity-based incentives through our 2012 Stock Incentive Plan, our employee stock ownership plan, and other equity-based awards.
2012 Stock Incentive Plan.  In 2012, our board of directors adopted the 2012 Plan, to be effective as of January 1, 2012. The 2012 Plan was subsequently approved by our shareholders at our 2012 annual meeting and is primarily administered by the Compensation Committee. The purpose of the 2012 Plan is to focus the efforts of our officers, employees and directors toward our long-term success and that of our affiliates by providing financial incentives and to align the interests of our employees and directors with those of our shareholders by providing a means to acquire an equity ownership interest in our company.
The equity grants that may be awarded under the 2012 Plan consist of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, dividend equivalent rights, performance unit awards, or any combination thereof. Any of our employees, officers or directors may be eligible for an award, although incentive stock options may be granted only to participants who meet the definition of "employee" within the meaning of Section 422 of the Code.
A maximum of 1,400,000 shares of our common stock may be issued in connection with awards granted under the 2012 Plan, any or all of which may be issuable as incentive stock options. As of December 31, 2017, 1,137,672 shares of our common stock were available for issuance under the 2012 Plan, and there were 61,293 restricted stock grants and no unvested stock options that remained subject to forfeiture.
Upon a change in capitalization (such as a stock split, stock dividend, or reorganization), the Compensation Committee will make equitable adjustments to the number of shares available for issuance under the 2012 Plan. Upon a change in control (such as a merger or sale of substantially all of our assets), the Compensation Committee has discretion to make adjustments or take such other action as it deems necessary or appropriate, including the substitution of new awards, acceleration of awards, removal of restrictions on outstanding awards, or termination of awards in exchange for cash payments.
Our board of directors may, in its discretion, amend or terminate the 2012 Plan without shareholder approval, unless the board seeks to increase the number of shares available under the 2012 Plan, to expand the classes of individuals eligible for an award, or to expand the types of awards available for issuance under the 2012 Plan, or as required by applicable law or listing agency rule.
The following is a brief summary of the types of awards issuable under the 2012 Plan and the principal United States federal income tax consequences of those awards. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences, which may be substantially different, or the deferred compensation provisions of Section 409A of the Code to the extent that an award is subject to and does not satisfy the rules.
Stock Options. Stock options provide the holder with the right to purchase shares of our common stock at a future date at a specified exercise price and may be issuable as incentive stock options or non-qualified stock options. Incentive stock options generally provide the holders with certain favorable tax benefits, as compared to non-qualified stock options. The terms of each option award, including any vesting requirements, are determined by or under the direction of our Compensation Committee at the time of grant, subject to certain limitations under the 2012 Plan or applicable law. Accordingly, the 2012 Plan requires that the exercise price of a stock option be at least equal to the fair market value of our common stock on the date that the option is granted, and the term of any incentive stock option may not exceed 10 years from the date of grant. Further, no incentive stock option may be granted more than ten years after the adoption of the plan. In the event of termination of employment of a participant, any vested incentive stock option that is outstanding and held by that participant will expire and terminate unless exercised within three months of the termination event, unless as a result of death or disability, for which longer exercise periods are permitted. Certain additional limitations would apply with respect to any incentive stock option issued to an employee who also beneficially owns 10% or more of our common stock.
In general, a participant realizes no taxable income upon the grant or exercise of an incentive stock option. The exercise of an incentive stock option, however, may result in an alternative minimum tax liability to the participant. With certain exceptions, a disposition of shares purchased under an incentive stock option within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and a deduction for us) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which we are not entitled to a deduction.
A participant generally will not recognize taxable income on the grant of a stock option. Upon the exercise of a stock option, a participant will recognize ordinary income in an amount equal to the difference between the fair market value of the common stock received on the date of exercise and the option cost (number of shares purchased multiplied by the exercise price per share). The participant will recognize ordinary income upon the exercise of the option even though the shares acquired may be subject to further restrictions on sale or transferability. We will generally be entitled to a deduction on the exercise date in an amount equal to the amount of ordinary income recognized by the participant upon exercise. Upon a subsequent sale of shares acquired in an option exercise, the difference between the sale proceeds and the cost basis of the shares sold will be taxable as a capital gain or loss.
Stock Appreciation Rights. Stock appreciation rights provide the recipient with the right to receive from us the excess, if any, of the fair market value of one share of common stock on the date of exercise, over the exercise price of the stock appreciation right. Under the 2012 Plan, the exercise price of a stock appreciation right may not be less than the fair market value of our common stock on the grant date. When exercised, appreciation rights may generally be paid by us in cash or shares of our common stock. Any grant of appreciation rights may specify performance measures that must be achieved as a condition to exercising such rights, waiting periods before stock appreciation rights become exercisable and permissible dates or periods on or during which appreciation rights are exercisable.
A participant will not recognize taxable income upon the grant of a stock appreciation right, but will recognize ordinary income upon the exercise of a stock appreciation right in an amount equal to the cash amount received upon exercise (if the stock appreciation right is cash-settled) or the fair market value of the common stock received upon exercise (if the stock appreciation right is stock settled). We will generally be entitled to a deduction on the exercise date in an amount equal to the amount of ordinary income recognized by the participant upon exercise.
Restricted Stock. A grant of restricted stock constitutes a transfer of ownership of the shares of common stock to the recipient, subject to certain restrictions determined by the Compensation Committee that will lapse upon the satisfaction of those conditions and restrictions. During the restricted period, the holder would not have any rights as a shareholder with respect to the shares, except for any dividend or voting rights contained in the award agreement. Upon the satisfaction of those conditions and restrictions, the shares will become freely transferable by the recipient. Any grant of restricted stock may specify performance measures which, if achieved, will result in termination or early termination of the restrictions applicable to such shares.
A participant generally will not be taxed at the time of a restricted stock award but will recognize taxable income when the award vests or otherwise is no longer subject to a substantial risk of forfeiture. The amount of taxable income will be the fair market value of the shares at that time, less any amount paid for the shares. Participants may elect to be taxed at the time of grant on the fair market value of the shares included in the award by making an election under Section 83(b) of the Code within 30 days of the award date. If a restricted stock award subject to the Section 83(b) election is subsequently forfeited, no deduction or tax refund will be allowed for the amount previously recognized as income. Unless a participant makes a Section 83(b) election, any dividends or dividend equivalents paid to a participant on shares of an unvested restricted stock award will be taxable to the participant as ordinary income. If the participant made a Section 83(b) election, the dividends will be taxable to the participant as dividend income. We will generally be entitled to a deduction at the same time and in the same amount as the ordinary income recognized by the participant. Unless a participant has made a Section 83(b) election, we will also be entitled to a deduction, for federal income tax purposes, for dividends paid on unvested restricted stock awards.
Restricted Stock Units. A grant of restricted stock units constitutes an agreement by us to deliver shares of common stock or cash to the recipient in the future upon the completion of service, performance conditions or other terms and conditions specified in the award agreement. During the applicable restriction period, the recipient will have no rights of ownership in any shares of common stock deliverable upon payment of the restricted stock units.
A participant does not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock unit is granted. When the restricted stock units vest and are settled for cash or stock, the participant generally will be required to recognize as income an amount equal to the fair market value of the shares on the date of vesting, and we will generally be entitled to a deduction at the same time and in the same amount as the ordinary income recognized by the participant. Any gain or loss recognized upon a subsequent sale or exchange of the stock (if settled in stock) is treated as capital gain or loss for which we are not entitled to a deduction.
Other Awards.    The 2012 Plan also provides for certain other awards, including dividend equivalent rights and performance units. Dividend equivalent rights entitle the holder to receive dividends with respect to our common stock on the same basis as our shareholders, as and when declared, during the term of the award. The value of dividend equivalent rights may be settled for cash or shares of our common stock. The terms of any dividend equivalent right or performance unit will be determined by the Compensation Committee at the time of grant. A performance unit is a bookkeeping equivalent to one share of common stock. Under a grant of a performance unit, we identify one or more performance measures that must be met within a specified period. The Compensation Committee also establishes a minimum level of acceptable achievement for the recipient. If, by the end of the performance period, the recipient has achieved the specified performance measures, the recipient will be deemed to have fully earned the performance unit. If the recipient has not achieved the performance measures, but has attained or exceeded the predetermined minimum level of acceptable achievement, the recipient may earn a portion of the performance unit. To the extent earned, the performance unit will be paid to the recipient at the time and in the manner determined in the award agreement and generally may be settled for cash or shares of our common stock. Participants will have no voting rights with respect to performance units. With respect to each of these types of awards, when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any shares of common stock received will be ordinary income to the participant, and we will generally be entitled to a tax deduction in the same amount.
Withholding. We will deduct or withhold, or require the participant to remit to us, an amount sufficient to satisfy the minimum federal, state and local and foreign taxes required by law or regulation to be withheld with respect to any taxable event as a result of a transaction under the 2012 Plan.
Certain Limitations on Deductibility of Executive Compensation. With certain exceptions, Section 162(m) of the Code limits the deduction to publicly-traded companies for compensation paid to the principal executive officer, the principal financial officer and the three other most highly compensated executive officers (covered employees), to $1 million per executive per taxable year. In addition, the accelerated vesting of awards under the 2012 Plan upon termination of employment as a result of a change of control as defined in the plan could result in a participant being considered to receive “excess parachute payments” (as defined in Section 280G of the Code), which payments are subject to a 20% excise tax imposed on the participant. We would generally not be able to deduct the excess parachute payments made to a participant.
Origin Bancorp, Inc. Employee Stock Ownership Plan.   We have maintained an employee stock ownership plan since 1992. Our employee stock ownership plan containing 401(k) provisions, or ESOP, which was most recently amended and restated as of January 1, 2014, is maintained for the benefit of our employees and the employees of our subsidiaries who adopt the ESOP. Full- and part-time employees who have attained the age of 19 are eligible to participate in the ESOP after completing three months of service. Participation in the ESOP is voluntary. Participants may elect to defer a portion of their compensation to the ESOP, up to the maximum allowable under the Code. We make a discretionary matching contribution in a percentage determined each year on the participants’ first six percent of deferred compensation. We currently contribute an amount equal to 50.0% of such eligible deferred compensation. Compensation for this purpose means an individual participant’s total compensation that is subject to income tax, exclusive of expense allowances, fringe benefits, moving expenses, deferred compensation and welfare benefits. In addition, at the discretion of our board of directors, we may make discretionary contributions to the plan up to the maximum amount permitted under the Code. For the year ended December 31, 2017, total expense related to the ESOP, including our contributions, totaled $1.4 million .
The employee stock ownership portion of the ESOP is designed to invest primarily in our common stock. However, participants’ compensation deferrals may be invested in our stock only at the direction of the participants. As of December 31, 2017, the ESOP owned 1,151,030 shares, or 5.9% , of our outstanding common stock.
Non-qualified Stock Option Agreements. Because we did not have a formal stock option or other long-term equity plan until the adoption of the 2012 Plan, non-qualified options were issued to various executives prior to 2012, including some of our named executive officers, under individual employment or other agreements or arrangements with us. As of December 31, 2017, there were outstanding non-qualified options to purchase an aggregate of 319,500 shares of our common stock issued under stand-alone stock option agreements.
Employment Agreements
Messrs. Mills and Hall each have employment agreements with us that were effective January 1, 2016 and October 1, 2008, respectively. Mr. Mills’ agreement provides for successive three-year terms of employment that renew automatically unless we provide 180 days’ notice of our intent not to renew. Mr. Hall’s agreement provided for an initial five-year term, with successive one-year terms of employment thereafter unless we provide 30 days’ notice of our intent not to renew. Each of Mr. Mills’ and Mr. Hall’s agreements establishes a minimum base annual salary ($835,800 and $150,000, respectively) and provides that compensation will otherwise be as established annually by us. In addition, each agreement provides for the executive to participate in benefit programs under the same terms and conditions as our other executive officers and provides perquisites appropriate to executive officer positions. Each agreement provides for a severance payment in the event of termination of employment other than for cause equal to the bonus payment received by the executive in the prior year, prorated for the number of days of the current year during which the executive was employed by us. Additionally, any life insurance policies purchased by us with respect to Mr. Hall will be transferred to him upon his termination. As a condition to his agreement, Mr. Mills may not, for a period of two years after termination of his employment with us, solicit any of our customers or interfere with any of our customer relationships in any of the counties or parishes in which we have a banking location.
Change in Control Agreements
The occurrence or potential occurrence of a change in control could create uncertainty regarding the continued employment of our executive officers. Providing change in control benefits offers executive officers a level of security which we believe allows them to continue to focus and serve in the best interest of us and our shareholders.
The employment agreements with Messrs. Mills and Hall contain certain provisions that provide additional benefits to them in the event of a change in control which results in termination or diminished compensation or responsibilities within a period of time following the change in control. We additionally entered into a Change in Control Agreement on April 4, 2017 with Mr. Myrick. Upon a change of control and either the termination of or reduction in the responsibilities and compensation of Mr. Mills' employment within 36 months following the change of control, Mr. Mills would be entitled to a lump sum payment equal to the sum of three times his then-current base salary and three times the average bonus received by Mr. Mills in the prior three years, prorated for the number of months remaining in the 36 month term following the change in control. Additionally, Mr. Mills would be entitled to the payment of eighteen months of medical, disability and group life insurance premiums. Upon a change in control, Mr. Hall and Mr. Myrick would be entitled to a lump sum payment equal to two times their then-current base salary and two times the average bonus received by them in the prior three years.

Executive Salary Continuation Plans
Through Origin Bank, we have established executive salary continuation plans with respect to Messrs. Mills and Hall. Mr. Mills’ plan, commenced in 2001, will pay upon Mr. Mills’ retirement an annual benefit of $264,040 that will increase by 1.5% each year, paid in equal annual installments until Mr. Mills’ death. Mr. Hall’s plan, commenced in 2005, will pay upon Mr. Hall’s retirement an annual benefit of $118,939 that will increase by 1.5% each year, paid in equal annual installments until Mr. Hall’s death. In the event of the death of either Mr. Mills or Mr. Hall prior to their retirement, any balance in the accrued liability retirement account will be paid to the executive’s designated beneficiary in a lump sum. Additionally, if the employment of either executive is terminated by the executive’s voluntary action or by Origin Bank without cause, the executive will be entitled to any balance in the accrued liability retirement account, payable in three equal annual installments with interest equal to the one-year Treasury bill as of the date of such termination. Upon a change in control and a subsequent separation from employment, other than for cause, the executive will be entitled to his retirement benefit, as described above. As of December 31, 2017, the liability associated with these plans totaled approximately $1.6 million.
Benefits under the executive salary continuation plans are informally funded through life insurance policies on each executive participating under the plan. Origin Bank pays the premiums on behalf of each executive participating in the plan with respect to each policy on his or her life and the executive is indebted to Origin Bank for the cumulative amount of such premiums under split-dollar agreements between the executive and Origin Bank.
Executive Bonus Plans
We sponsor a CEO Executive Compensation Plan and an Executive Incentive Plan for our executive officers, including our named executive officers. These plans were approved by the Compensation Committee to serve as an incentive for continued improvement and enhanced operating performance and to permit those individuals charged with the responsibility for our performance to share in our success. Each plan sets forth the maximum payout that an officer may earn based on his or her annual base salary and the attainment of certain performance metrics. In 2017, we paid out $211,000 to our management team under the above-described plans based upon 2016 performance.
Risk Assessment of Compensation Policies and Practices
In connection with the Compensation Committee’s evaluation and review of our policies and practices of compensating our employees, including executives and nonexecutive employees, as such policies and practices relate to risk management practices and risk-taking, the Compensation Committee has determined that its compensation plans and practices are not likely to have an adverse effect on us. The plans are subject to review and modification by the Compensation Committee on an annual basis and the Compensation Committee retains discretion with regard to any executive bonus award decisions.

Compensation of Directors
The following table sets forth compensation paid, earned or awarded during 2017 to each of our non-employee directors. The table also includes compensation attributable to the director’s service with Origin Bank.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
John M. Buske	$46,043	$6,025	$52,068
James S. D’Agostino, Jr.	47,039	6,025	53,064
James E. Davison Jr.	34,043	6,025	40,068
Hez Elkins(1)	40,043	6,025	46,068
Oliver Goldstein(2)	35,029	—	35,029
Ronald H. Graham(1)	32,039	6,025	38,064
Michael A. Jones	44,039	6,025	50,064
Jack P. Love(1)	33,035	6,025	39,060
Gary Luffey	39,035	6,025	45,060
Farrell Malone	49,043	6,025	55,068
John Pietrzak(2)	38,029	—	38,029
George M. Snellings, IV	35,039	6,025	41,064
Elizabeth Solender	39,035	6,025	45,060
Steven Taylor	39,035	6,025	45,060
David L. Winkler(1)	45,035	6,025	51,060
____________________

(1)	Messrs. Elkins, Graham, Love and Winkler all retired from our board of directors as of January 24, 2018.

(2)
Messrs. Goldstein and Pietrzak serve on our board of directors as representatives of their investment firms, Pine Brook Road Partners, LLC and Castle Creek Capital Partners IV, LP, respectively. Fees earned for service on the board are paid directly to their respective companies. The value of equity which would have been paid to these directors was paid to their companies in cash.

We pay our non-employee directors based on the directors’ attendance at board and committee meetings held throughout the year, and Origin Bank pays its directors in the same manner. During 2017, non-employee directors received an annual retainer of $24,000 and annual committee fees of $6,000 for the Audit, Risk and Compliance, $3,000 for the compensation, and $2,000 for each of the Finance, Corporate Governance, Mortgage, and Information Technology committees. The lead director receives an additional $16,000 for his services as lead director during 2017. The Chairs of the Audit, Risk and Compliance Committee, Compensation Committee and Corporate Governance Committee received additional annual compensation totaling $12,000, $8,000 and $4,000, respectively. During 2017, our directors (and those of Origin Bank) received approximately $6,000 in equity-based awards. Finally, we paid our directors a discretionary cash bonus of $3,000 per director at the end of 2017. Directors who are also employees receive no additional compensation for their service as directors.
Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our articles of incorporation and bylaws, as well as the articles of incorporation and bylaws of Origin Bank, as applicable.

PRINCIPAL SHAREHOLDERS
The following table provides information regarding the beneficial ownership of our voting common stock as of February 28, 2018 and as adjusted to reflect the completion of this offering, for:

•	each person known to us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors and named executive officers; and

•	all directors and executive officers, as a group.
We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o Origin Bancorp, Inc., 500 South Service Road East, Ruston, Louisiana 71270.
The table below calculates the percentage of beneficial ownership based on 19,525,489 shares of common stock as of February 28, 2018 and         shares of common stock outstanding following the offering, except as follows. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or other convertible or exercisable securities held by that person that are currently exercisable or convertible or exercisable or convertible within 60 days. However, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. The table below does not include the conversion of any shares of Series D preferred stock that will become convertible, and are expected to be converted, in whole or in part, into shares of our common stock upon completion of the offering.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% or Greater Shareholders:
Pine Brook Road Partners, LLC(1)	1,803,285	9.24%
Castle Creek Capital Partners IV, LP(2)	1,621,622	8.31%
Origin Bancorp, Inc. Employee Stock Ownership Plan(3)	1,151,030	5.90%
The Banc Funds Company, LLC(4)	995,086	5.10%

Directors and Named Executive Officers:
John M. Buske(5)(6)	53,163	*
James D’Agostino, Jr.(5)	34,788	*
James E. Davison, Jr. (5)(7)	599,000	3.07%
Oliver Goldstein(8)	—	—
M. Lance Hall(9)	11,772	*
Michael A. Jones (5)	205,453	1.05%
Gary Luffey(5)	140,989	*
Farrell Malone(5)	2,314	*
Drake Mills(10)	207,474	1.05%
F. Ronnie Myrick(11)	127,537	*
John Pietrzak (12)	—	—

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
George M. Snellings, IV(5)(13)	19,759	*
Elizabeth E. Solender(5)(14)	9,716	*
Steven Taylor (5)(15)	62,022	*
All directors and executive officers as a group (16 persons)	1,500,995	7.68%

____________________

(1)
Represents shares held of record by three investment funds for which Pine Brook Road Partners, LLC serves as general partner. Shares of our common stock shown as beneficially owned include shares of our Series D preferred stock which will be convertible into common stock upon completion of the offering. In addition, Pine Brook Road Partners, LLC owns shares of our Series D preferred stock which may be convertible in the future into shares of our common stock, subject to adjustment. The business address of Pine Brook Road Partners, LLC is 60 East 42 nd Street, 50 th floor, New York, New York 10165.

(2)
Represents shares held of record by Castle Creek Capital Partners IV, LP, for which Castle Creek Partners IV, LP serves as general partner. The business address for Castle Creek Partners IV, LP is 6051 El Tordo, Rancho Santa Fe, California 92067.

(3)
Following the completion of this offering, each participant in the plan will have the right to direct the trustee to vote the shares allocated to his or her account on all matters requiring a vote of the shareholders. In the event that a participant does not direct the trustee on how to vote his or her allocated shares, the trustee will determine how such shares are to be voted. The trustee also has the right to vote all of the shares held by the employee stock ownership plan that are not allocated to participant accounts and may be deemed the beneficial owner thereof.

(4)
Represents shares held of record by three investment funds controlled by The Banc Funds Company, LLC. The business address of The Banc Funds Company, LLC is 20 North Wacker Drive, Suite 3300, Chicago, Illinois 60606.

(5)	Includes 233 shares of unvested restricted stock.

(6)	Includes 32,704 shares held of record in an individual retirement account for his benefit and 3,880 shares held of record in an individual retirement account for the benefit of his spouse.

(7)	Includes 14,816 shares held of record by his children.

(8)	Does not include any shares of common stock held by the Pine Brook affiliates, which are described in note 1 to this table, for which Mr. Goldstein disclaims beneficial ownership.

(9)	Includes 146 shares of unvested restricted stock.

(10)	Includes 3,466 shares held of record in an individual retirement account for his benefit, options to purchase 170,000 shares of common stock and 400 shares of unvested restricted stock.

(11)
Includes 108 shares of unvested restricted stock, 8,138 shares held of record by his spouse, 37,942 shares held of record in an individual retirement account for his benefit and 22,560 shares held of record by an entity over which he has beneficial ownership.

(12)	Does not include any shares of common stock held by Castle Creek Capital Partners IV, L.P., which are described in note 2 to this table, for which Mr. Pietrzak disclaims beneficial ownership.

(13)
Includes 3,049 shares held of record in an individual retirement account for his benefit, 599 shares held of record in an individual retirement account for the benefit of his spouse, 1,620 shares held of record by his spouse, and an aggregate of 3,367 shares held of record by his children.

(14)	Includes 7,000 shares held of record in an individual retirement account for her benefit.

(15)	Includes 30,140 shares held of record by entities over which he shares beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2015, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•
any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Certain Commercial Relationships
Lincoln Builders, Inc. provides construction services relating to new or existing bank locations and is owned by one of our former directors, Ronald Graham. We made payments of approximately $1.3 million and $2.2 million to Lincoln Builders for the years ended December 31, 2017 and 2016, respectively, related to construction services.
Twin Oaks Landscaping Service, a landscaping company owned by one of our former directors, Jack Love, is engaged to perform lawn and landscaping services for us and Origin Bank. We made payments of approximately $134,000 and $154,000 to Twin Oaks Landscaping Service for the years ended 2017 and 2016, respectively.
Ruston Aviation, Inc. is engaged by us from time to time to provide private air transportation to our management team. The sole owner of Ruston Aviation, Inc., James E. Davison, is the father of one of our directors, James E. Davison, Jr. We made payments of approximately $189,000 and $134,000 to Ruston Aviation, Inc. for the years ended 2017 and 2016, respectively.
We believe the terms of each of the transactions described above are no less favorable to us than we could have obtained from an unaffiliated third party. We expect we will continue to engage in similar transactions in the ordinary course of business with our directors, executive officers, principal shareholders and their associates. Following the completion of the offering, all related party transactions will be reviewed and approved in accordance with our Related Party Transaction Policy, discussed below.
Agreements with Certain Institutional Investors
In December 2012, we completed a private placement of our common stock and our Series D preferred stock, in which we raised gross proceeds of approximately $85.0 million. As a result of this private placement, a significant portion of our outstanding equity is held by funds affiliated with six institutional investors, including three Pine Brook affiliates, Castle Creek, Banc Fund VII L.P. and Banc Fund VIII L.P., which we collectively refer to as the institutional investors. In connection with our 2012 private placement, we entered into Securities Purchase Agreements, dated as of November 9, 2012, with each of the institutional investors. Under these agreements, we have agreed to comply with certain continuing obligations with respect to certain of the institutional investors which are described in more detail below.
Board Representation and Observer Rights.  We have agreed to nominate one person designated by the Pine Brook affiliates and one person designated by Castle Creek to our board of directors, subject to satisfaction of the legal and governance requirements regarding service as a member of our board of directors and to the reasonable approval of our Nominating and Corporate Governance Committee, and to the board of directors of Origin Bank. We have also agreed that we will use our reasonable best efforts to have the board representatives elected to our board of directors and will solicit proxies for the board representatives to the same extent as we do for any of our other board nominees. We have further agreed to ensure, and to cause Origin Bank to ensure, that each committee of our respective boards of directors upon which one of the institutional investor board representatives is appointed will have at least four members. In addition, subject to limited exceptions, we have agreed to invite one person designated by the Pine Brook affiliates and one person designated by Castle Creek to attend all meetings of our board of directors and all meetings of the board of directors of Origin Bank, including certain committee meetings.
The above-described board representation and board observation rights will continue with respect to the applicable institutional investor for so long as that investor, together with its affiliates, continues to hold 4.9% or more of our issued and outstanding common stock on an as-converted basis. If either institutional investor ceases to hold the required ownership percentage, that institutional investor will no longer have any further board representation rights, and the institutional investor will use all reasonable best efforts to cause its board representative to promptly resign from our board of directors and from the board of directors of Origin Bank. Currently, Oliver Goldstein serves on our board of directors as the representative of the Pine Brook affiliates, and John Pietrzak serves on our board of directors as the representative of Castle Creek.
Indemnification.  We have agreed that we will be the indemnitor of “first resort” with respect to any claims against the director designated by any of the institutional investors for indemnification claims that are indemnifiable by both us and the institutional investor. To the extent that indemnification is permissible under applicable law, we will have full liability for such claims, including for the advancement of any expenses.
Financial Reporting and Access Rights.  We have also agreed to certain ongoing financial reporting obligations. In particular, we have agreed to provide to each institutional investor: (1) our unaudited quarterly financial statements that have been certified by our Chief Executive Officer or our Chief Financial Officer, (2) our audited annual financial statements that have been certified by our independent public accountant, our Chief Executive Officer or our Chief Financial Officer, (3) upon request, statements showing the number of shares of each class and series of our capital stock and securities convertible into or exercisable for shares of our capital stock, certified by our Chief Executive Officer or our Chief Financial officer and containing sufficient detail as to permit the requesting institutional investor to calculate its percentage equity ownership, and (4) subject to limited exceptions, such other information that may be requested by the institutional investors relating to our financial condition, business, prospects or corporate affairs. In addition, we have agreed to grant the institutional investors reasonable access to inspect our properties and corporate and financial records and to discuss our business with key personnel.
Non-Dilution Rights. We have agreed that, for so long as such institutional investor has not transferred any of the shares of our common or Series D preferred stock that it purchased in our 2012 private placement, that institutional investor will generally have the right to purchase its pro rata share of any securities that we may issue in the future, subject to the ownership limitations discussed below. This purchase right, however, will not apply with respect to:

•	securities issued to our employees, officers, directors or consultants under any employee benefit plan or compensatory arrangement approved by our board of directors;

•	securities issued as consideration in connection with any bona fide, arm’s-length merger, acquisition or similar transaction;

•	securities issued in connection with the exercise or conversion of our outstanding securities or any interest payment, dividend or distribution on those securities; or

•	securities issued in connection with any expedited issuance of new securities undertaken at the written direction of a bank regulatory agency.
The purchase right would be triggered as a result of this offering, although the Pine Brook affiliates and Castle Creek have each indicated that they do not intend to exercise the purchase right in connection with the offering.
Ownership Limitations. The Securities Purchase Agreements provide that each institutional investor’s beneficial ownership of our common stock, collectively with the beneficial ownership of its affiliates, will be limited. The Securities Purchase Agreements with the Pine Brook affiliates limit their beneficial ownership to 15.0% of the issued and outstanding shares of our common stock, on an as-converted basis. The Securities Purchase

Agreements with each of the other institutional investors limit their respective beneficial ownership to 9.9% of the issued and outstanding shares of our common stock, on an as-converted basis.
Registration Rights. In connection with the 2012 private placement, we entered into a Registration Rights Agreement with each of the institutional investors. The Registration Rights Agreement provides that, after December 31, 2015, holders of at least 15.0% of the aggregate amount of all of the common and preferred stock that was issued to the institutional investors under the Securities Purchase Agreements, or a number of shares reasonably expected to result in gross proceeds of $50.0 million, may require up to twice annually that we register their shares under and in accordance with the Securities Act. The institutional investors may also demand that we register their shares 180 days following our initial public offering; provided that the aggregate offering price of the securities to be registered is at least $25.0 million. We will be required to pay all registration expenses in connection with up to two demand registrations per year, unless the registration is not consummated solely as a result of the withdrawal of the holders who demanded registration. Upon such a withdrawal, the demanding holders must reimburse us for our expenses related to the withdrawn registration, or alternatively, the attempted registration will count as one of the two registration statements that we are required to consummate each year.
The Registration Rights Agreement also provides certain “piggyback” registration rights to the institutional investors. Subject to certain limitations, in the event that we register any of our equity securities under the Securities Act (other than in connection with registration statements on Form S-4 or Form S-8, or a transaction to which Rule 145 or any other similar SEC regulation is applicable), we must give notice to the institutional investors of our intention to effect such a registration and must include in the registration statement all registrable securities for which we have received a written request for inclusion. We will be required to pay for all piggyback registration expenses, even if the registration is not completed.
In addition to our registration obligations described above, we have agreed to use our reasonable best efforts to qualify for registration on a shelf registration statement on Form S-3 as promptly as possible following the occurrence of our initial public offering. Thereafter, any institutional investor will have the right to elect that any demand registration be made on a shelf registration statement, in which case we will be required to file with the SEC a shelf registration statement with the SEC not later than forty-five calendar days after our receipt of the related demand notice. We will be required to pay all registration expenses incurred in connection with the shelf registrations.
We may postpone the filing or effectiveness of a registration statement required under the Registration Rights Agreement if we have been advised by our legal counsel that the registration would require disclosure of a material non-public fact, and we determine reasonably and in good faith that such disclosure would be harmful to us or would have a material adverse effect on our business or on a financing transaction. We may not defer our registration obligation in this manner for more than ninety days or more than once per year. In addition, we have agreed not to effect or initiate a registration statement for any public sale or distribution of our securities similar to those being registered during the 14 days prior to, and during the 90-day period beginning on the effective date of any registration statement in which the holders of registrable securities are participating (except as a part of such registration). We have also agreed that any of our privately placed securities will be issued subject to an agreement limiting the public sale or distribution of those securities to the periods described above.
The demand and piggyback registration rights with respect to the shares of our common and preferred stock that are held by an institutional investor will terminate after those shares have been sold or transferred under an effective registration statement or in accordance with Rule 144 under the Securities Act, or if those shares cease to be outstanding.
Private Sales of Capital Stock
The following table summarizes the purchases of our common stock in private transactions conducted pursuant to applicable exemptions from the registration requirements of the Securities Act since January 1, 2015 by certain of our directors, executive officers, and beneficial holders of more than five percent of our common stock and their respective affiliates. All of the transactions described below were made in connection with our 2016 private placement and were for the same purchase price per share paid by the other investors that participated in the offering.

Stockholder	Issue Date	Shares	Total Sales Price
John M. Buske (director)	November 23, 2016	53	$1,166
James D’Agostino, Jr. (director)	November 23, 2016	13,538	297,836
James E. Davison, Jr. (director)	November 23, 2016	4,150	91,300
Michael A. Jones (director)	November 23, 2016	53	1,166
Gary Luffey (director)	November 23, 2016	53	1,166
Farrell Malone (director)	November 23, 2016	1,064	23,408
Drake Mills (Chairman, CEO & President)	November 23, 2016	532	11,704
F. Ronnie Myrick (Chief Banking Officer and director)	November 23, 2016	53	1,166
George M. Snellings, IV (director)	November 23, 2016	1,711	37,642
Elizabeth E. Solender (director)	November 23, 2016	1,210	26,620
Steven Taylor (director)	November 23, 2016	1,330	29,260
Pine Brook Road Partners, LLC (5% holder)	November 23, 2016	181,663	3,996,586
Banc Funds (5% holder)	November 23, 2016	454,546	10,000,012
In addition, in connection with its purchase of common stock, as described above, the Pine Brook affiliates purchased 90,832 shares of our Series D preferred stock on November 23, 2016 for a total purchase price of $1,998,304.
Directed Share Program
At our request, the underwriters have reserved up to         shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers, employees and certain other persons who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See “Underwriting — Directed Share Program.”
Ordinary Banking Relationships
Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, Origin Bank, us or our affiliates in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of December 31, 2017, we had approximately $9.9 million of loans outstanding to our directors and officers, their immediate family members and their affiliates, as well as those of Origin Bank, and we had approximately $12.4 million in unfunded loan commitments to these persons. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.
Policies and Procedures Regarding Related Party Transactions
Transactions by Origin Bank or us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by Origin Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by Origin Bank to its executive officers, directors, and principal shareholders). We and our wholly owned subsidiary, Origin Bank, have adopted policies designed to ensure compliance with these regulatory requirements and restrictions.
In addition, prior to the completion of this offering, our board of directors intends to supplement our written policy governing the approval of related party transactions so that it will comply with all applicable requirements of the SEC and the Nasdaq Stock Market concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties include our directors (including nominees for election as directors), our executive officers, beneficial holders of more than 5% of our capital stock and the immediate family members of these persons. Our Chief Risk Officer, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Nominating and Corporate Governance Committee for approval. In determining whether to approve a related party transaction, the committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon the completion of this offering, our Related Party Transactions Policy will be available on our website.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of our capital stock and certain terms of our articles of incorporation and bylaws as they will be in effect upon completion of the offering. This discussion summarizes some of the important rights of our stockholders but does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. The descriptions herein are qualified in their entirety by reference to our articles of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
We are incorporated in the state of Louisiana. Accordingly, the rights of our shareholders are generally covered by Louisiana law, including the LBCA, and our articles of incorporation and bylaws, as the same may be amended from time to time.
Our articles of incorporation authorize us to issue a total of 50,000,000 shares of common stock, par value $5.00 per share, and 2,000,000 shares of preferred stock, no par value, of which 48,260 shares have been designated as “Senior Noncumulative Perpetual Preferred Stock, Series SBLF,” or SBLF preferred stock, and 950,000 have been designated as “Series D Nonvoting Convertible Preferred Stock,” or Series D preferred stock.
As of February 28, 2018, 19,525,489 shares of our common stock were issued and outstanding, and held by approximately 1,240 shareholders of record, 48,260 shares of our SBLF preferred stock were issued and outstanding and 901,644 shares of our Series D preferred stock were issued and outstanding. Also, as of Feburary 28, 2018, there were outstanding options to purchase 319,500 shares of our common stock held by our employees, officers and directors.
Upon completion of this offering, all authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.
Common Stock
Voting Rights.  The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, unless otherwise provided by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors. Directors are elected by a majority of the votes cast, unless the number of director nominees exceeds the number of directors to be elected at the meeting, in which case directors would be elected by a plurality of the votes cast.
Dividend Rights.  Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of any preferred stock that we may issue, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our board of directors. For additional information, see “Dividend Policy.”
No Preemptive Rights.  No holder of our common stock has a right under the LBCA, or our articles of incorporation or bylaws, to purchase shares of common stock upon any future issuance. Certain holders of our common and preferred stock have contractual rights to purchase additional shares of our capital stock upon certain future issuances of our securities. For more information about these rights, see “Certain Relationships and Related Party Transactions – Agreements with Certain Institutional Investors.”
Liquidation Rights.  In the event of our liquidation, dissolution or winding up, whether voluntarily or involuntarily, the holders of our common stock would be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities and accrued and unpaid dividends and liquidation preferences on any outstanding preferred stock.

Modification of Certain Rights.  Our articles of incorporation provide that the approval of not less than two-thirds of the total voting power of the corporation will be required to amend the indemnification and limitation of liability provisions of our articles of incorporation. Our articles of incorporation also provide that our bylaws may be amended by a vote of not less than two-thirds of the directors then holding office, subject to the power of the shareholders, acting by a vote of the holders of not less than two-thirds of the total voting power of the corporation, to change or repeal the bylaws, including any amendments to the bylaws adopted by our board of directors.
Other. Holders of our common stock have no conversion rights or other subscription rights. There are no other redemption or sinking fund provisions that are applicable to our common stock.
Preferred Stock
Our articles of incorporation permit us to issue one or more series of preferred stock and authorize our board of directors to designate the preferences, limitations and relative rights of any such series of preferred stock. Each share of a series of preferred stock will have the same relative rights as, and be identical in all respects with, all the other shares of the same series. Preferred stock may have voting rights, subject to applicable law and determination at issuance of our board of directors. While the terms of preferred stock may vary from series to series, common shareholders should assume that all shares of preferred stock will be senior to our common stock in respect of distributions and on liquidation.
Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our common stock, the issuance of one or more series of preferred stock may affect the holders of common stock in a number of respects, including the following: by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of our common stock; by diluting the earnings per share of our common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance.
At this time, two series of preferred stock are authorized, issued and outstanding. We issued 48,260 shares of our SBLF preferred stock in connection with our participation in the U.S. Treasury’s Small Business Lending Fund program, all of which are outstanding. We have issued an aggregate of 901,644 shares of our Series D preferred stock in connection with private placements of our capital stock in 2012 and 2016.
SBLF Preferred Stock. The Small Business Lending Fund program was created by the U.S. Treasury to encourage banks to increase lending to small businesses by offering low cost capital to qualified issuers. Because we were already active in lending to small businesses in our market area, the program represented an opportunity to access low cost capital that was non-dilutive to our shareholders. In connection with our participation in the program, we created and issued to the Treasury 48,260 shares of our SBLF preferred stock in July 6, 2011.
Dividends. The terms of our SBLF preferred stock provide for the payment of noncumulative dividends on a quarterly basis beginning October 1, 2011. The dividend rate, as a percentage of the liquidation amount, initially fluctuated based upon, among other things, changes in the level of our qualified small business lending. On January 6, 2016, however, the rate on our SBLF preferred stock increased to a fixed rate of 9.0%. The dividend rate on our SBLF preferred stock will remain fixed at 9.0% for so long as it remains outstanding.
Restrictions on Repurchases or Dividends. Generally, we may pay dividends on preferred shares ranking on parity with the SBLF preferred stock, junior preferred shares or other junior securities (including common stock) or redeem or repurchase equity securities, if after giving effect to the dividend payment or share repurchase, the dollar amount of our Tier 1 capital would be at least equal to the “Tier 1 Dividend Threshold,” which is 90.0% of our Tier 1 capital amount at July 6, 2011, the issue date for the SBLF preferred, plus the aggregate liquidation amount of our SBLF preferred stock, less any net charge-offs since the issue date; provided that the Tier 1 Dividend Threshold will be further decreased by $4.8 million for every 1.0% increase in “qualified small business lending” we have achieved since the issue date and prior to July 5, 2021.
Notwithstanding the foregoing, as long as our SBLF preferred stock remains outstanding, during any quarter in which we fail to declare and pay dividends on the SBLF preferred stock and for the next three quarters thereafter, we may not pay dividends on our common stock or our Series D preferred stock and we may not repurchase or redeem any shares of our common stock or our Series D preferred stock. To date, we have not failed to declare and pay dividends on the SBLF preferred stock.
Redemption.  Our SBLF preferred stock is subject to redemption, in whole or in part, at our option, subject to the prior approval of the Federal Reserve. Partial redemptions must be in amounts equal to either $12.1 million or, if less than $12.1 million, all of our outstanding SBLF preferred stock.
Voting Rights. Our SBLF preferred stock will generally be nonvoting, other than for consent rights granted to the Treasury with respect to (1) any authorization or issuance of shares ranking senior to the SBLF preferred stock, (2) any amendment to the rights of the SBLF preferred stock and (3) any merger, exchange, dissolution or similar transaction which would affect the rights of the SBLF preferred stock.
Series D Preferred Stock. In connection with our 2012 private placement offering, we issued 810,812 shares of our Series D preferred stock to the Pine Brook affiliates. We issued an additional 90,832 shares of our Series D preferred stock to the Pine Brook affiliates in connection with our 2016 private placement. On an as-converted basis as of December 31, 2017, these shares represented approximately 0.47% of our outstanding common stock, or approximately        % of our outstanding common stock on a pro forma basis after the completion of this offering, assuming no exercise of the underwriters’ purchase option. Our Series D preferred stock is perpetual, although it is subject to mandatory conversion as described below. Our Series D preferred stock generally ranks on par with our common stock with respect to dividends and it ranks senior to our common stock with respect to rights or distributions upon liquidation or dissolution.
Dividends.  In the event that we declare or pay any dividends on our common stock, we must also declare and pay a dividend on our Series D preferred stock in the amount that would have been declared and paid with respect to the number of shares of common stock into which the shares of Series D preferred stock are convertible. Our Series D preferred stock does not have preferred or separate dividend rights.
Liquidation Rights.  In the event of our liquidation, dissolution or winding up, whether voluntarily or involuntarily, each holder of our Series D preferred stock would be entitled to be paid before any distribution or payment is made on any of our common stock an amount equal to the greater of: (1) one cent per share, or (2) the amount that the holder would be entitled to receive upon our liquidation if all of the holder’s shares of Series D preferred stock were converted into common stock immediately prior to the liquidation.
Voting.  The holders of our Series D preferred stock generally do not have voting rights. However, the holders of our Series D preferred stock, voting as a single class, will be necessary:

•
to effect or validate any amendment, alteration or repeal (including by means of merger, consolidation or otherwise) of any provision of our articles of incorporation or bylaws that would adversely affect the rights of the holders of our Series D preferred stock; and

•
to consummate a “reorganization event,” which is generally defined to include a merger, consolidation or sale of substantially all of our assets, in which the Series D preferred stock is not converted into common stock or otherwise afforded certain protections under the certificate of designation for our Series D preferred stock.

Conversion.  Our Series D preferred stock is subject to voluntary and mandatory conversion. A mandatory conversion will occur when a holder of our Series D preferred stock transfers any shares of the Series D preferred stock to a holder that is a non-affiliate. Upon such a transaction, the shares of Series D preferred stock transferred will automatically be converted into shares of our common stock on a one-for-one basis. Our Series D preferred stock are also subject to conversion, on a one-for-one basis, at the discretion of the holder or us, to the extent that the holder of the Series D preferred stock that is to be converted, together with its affiliates, would not own more than 9.99% of our common stock, or any class of voting securities, following such conversion. We expect that a portion of the issued and outstanding Series D preferred stock will be converted into common stock immediately following the completion of the offering because the issuance of common stock in this offering will reduce the aggregate ownership of the Pine Brook affiliates to less than 9.99% of our issued and outstanding common shares.

No Preemptive Rights.  No holder of our Series D preferred stock has a right under the LBCA, or our articles of incorporation or bylaws, to purchase shares of common stock upon any future issuance. However, the holder of our preferred stock has a contractual right to purchase additional shares of our capital stock upon certain future issuances of our securities. For more information about these rights, see “Certain Relationships and Related Party Transactions-Agreements with Certain Institutional Investors—Non-Dilution Rights.”
Transfer Restrictions. Shares of our Series D preferred stock are subject to transfer restrictions and may not be transferred except pursuant to a “permissible transfer.” The certificate of designation for our Series D preferred stock defines a “permissible transfer” to include: (1) a transfer to an affiliate of the holder, (2) a transfer in a widespread public distribution of the common stock or Series D preferred stock, (3) a transfer in which no transferee or group of associated transferees would receive 2% or more of any class of our “voting securities,” as defined by Federal Reserve Regulation Y (12 C.F.R. § 225, et. seq.), and (4) to a transferee that would control more than a majority of our “voting securities,” not including voting securities such person is acquiring from the transferor.
Anti-Takeover Effect of Governing Documents and Applicable Law
Certain provisions of our articles of incorporation and bylaws, and the corporate and banking laws applicable to us, may be deemed to have anti-takeover effects and may delay, prevent or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interests, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management.
Authorized but Unissued Shares. The corporate laws and regulations applicable to us enable our board of directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of our common or preferred stock. Any such issuance of shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability of our board of directors to issue authorized but unissued shares of our common or preferred stock at its sole discretion may enable our board to sell shares to individuals or groups who the board perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our board of directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.
Preferred Stock. Our articles of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the shareholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
Classified Board . Our articles of incorporation provide that our board of directors is divided into three classes, with the directors in each class serving a three-year term. The election of directors is staggered so that approximately one-third of the board of directors is elected at each annual meeting.
Board Size and Vacancies. Our bylaws enable our board of directors to increase the size of the board between annual meetings and fill the vacancies created by the increase by a majority of the remaining directors.
No Cumulative Voting. The LBCA does not permit cumulative voting in the election of directors, unless expressly provided in a corporation’s articles of incorporation, and our articles do not provide for such authority. In the absence of cumulative voting, the holders of a majority of the shares of our common stock may elect all of the directors standing for election, if they should so choose.
Special Meetings of Shareholders. For a special shareholders’ meeting to be called by one or more shareholder(s), our articles of incorporation require the request of holders of at least 25% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders’ meeting.

Advance Notice Procedures for Director Nominations and Shareholder Proposals. Our bylaws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although this procedure does not give our board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, it may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedure is not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our shareholders and us.
Action by Written Consent. Under the LBCA, unless otherwise provided in a corporation’s articles of incorporation, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting unless such written consent is signed by all shareholders. Our articles of incorporation do not contain a provision allowing for less than unanimous written consent. As a result, the requirement that actions taken by written consent be unanimous ensures that shareholders cannot effect a business combination or other corporate action without the knowledge and involvement of all of our shareholders.
Amending Certain Provisions of our Articles of Incorporation. Our articles of incorporation require a two-thirds vote of our stockholders to modify the sections of our articles of incorporation addressing limitation of liability and indemnification of our officers and directors, which provide limitation of liability and indemnification to the maximum extent permitted by law.
Amending our Bylaws. Our board of directors may amend our bylaws without shareholder approval. In addition, amendments to our bylaws proposed by our shareholders must be approved by the holders of not less than two-thirds of the total voting power of the corporation.
Approval of Merger. The LBCA requires that a merger, consolidation or share exchange to which we are a party be approved a majority of the votes entitled to be cast or two-thirds of the voting power present, in person or by proxy, at the shareholders’ meeting, whichever is greater, subject to certain limited exceptions.
Notice and Approval Requirements. Federal banking laws also impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or “indirect” control of an FDIC-insured depository institution. These laws include the Bank Holding Company Act of 1956 and the Change in Bank Control Act.
The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposals that a majority of our shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our board of directors and our management in retaining their respective positions and placing them in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of our business.
Indemnification
Our articles of incorporation provide that our directors and officers will be indemnified by us to the fullest extent permitted by the LBCA, against any and all expenses, liabilities or other matters while acting in his or her capacity as a director or officer. We have also agreed to advance expenses incurred by any such director or officer in connection with threatened, pending or completed proceeding to the fullest extent permitted by the LBCA. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Limitation of Liability
Our articles of incorporation also limit the personal liability of our directors and officers in actions brought on our behalf or on behalf of our shareholders for monetary damages as a result of a director’s acts or omissions while acting in a capacity as a director or officer, with certain exceptions. Our articles of incorporation do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.
Listing and Trading
We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “OBNK.”
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be Wells Fargo Shareowner Services. The telephone number for our transfer agent is 1-800-468-9716.

SHARES ELIGIBLE FOR FUTURE SALE
Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance.
Upon completion of this offering, we will have         shares of our common stock issued and outstanding (        shares if the underwriters exercise in full their purchase option). The number of issued and outstanding common shares will increase by up to         shares upon the conversion of our Series D preferred stock, a material portion of which will become convertible and is expected to be converted in part, upon completion of the offering. In addition,         shares of our common stock are issuable upon the exercise of outstanding stock options.
The shares of common stock sold by us in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration is available.
Lock-Up Agreements
Our executive officers and directors, and certain other shareholders, who will own in the aggregate approximately         shares of our common stock after this offering and the partial conversion of our Series D preferred stock, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the completion of this offering. For additional information, see “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the underwriters waive or release the shares of our common stock from these restrictions.
Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for resale in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration, such as Rule 144, is available.
Rule 144
All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon the completion of this offering, we expect that approximately        % of our outstanding common stock (       % of our outstanding common stock if the underwriters exercise in full their purchase option) will be held by “affiliates” (assuming they do not purchase any additional shares in this offering).
Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately         shares of our common stock immediately after this offering assuming the underwriters do not elect to exercise their purchase option, or the average weekly trading volume of our common stock on The Nasdaq Stock Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, the availability of current public information about us and the filing of a form in certain circumstances.
Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Registration Rights
The Pine Brook funds, Castle Creek and Banc Fund, which own in the aggregate 4,788,545 shares of our common stock and 901,644 shares of our Series D preferred stock, have certain registration rights with respect to their shares. See “Certain Relationships and Related Party Transactions.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.
Form S-8 Registration Statement
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable under our 2012 Plan and interests in our common stock that may be offered and sold under our KSOP. Any such registration statement would be expected to be filed and become effective as soon as practicable after the completion of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to any vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

SUPERVISION AND REGULATION
General
The U.S. banking industry is highly regulated under federal and state law. Consequently, our growth and earnings performance will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include the Federal Reserve, FDIC, Louisiana Office of Financial Institutions, Consumer Financial Protection Bureau, Internal Revenue Service and state taxing authorities. The effect of these statutes, regulations and policies, and any changes to such statutes, regulations and policies, can be significant and cannot be predicted.
The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system, facilitate the conduct of sound monetary policy and promote fairness and transparency for financial products and services. The system of supervision and regulation applicable to us and our subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC’s Deposit Insurance Fund, the bank’s depositors and the public, rather than our shareholders or creditors. The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to us and our subsidiaries, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.
Bank Holding Company Regulation
As a financial holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and to supervision, examination and enforcement by the Federal Reserve. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve’s jurisdiction also extends to any company that we directly or indirectly control, such as any nonbank subsidiaries and other companies in which we own a controlling investment.
Financial Services Industry Reform. The Dodd-Frank Act, which was enacted in 2010, broadly affects the financial services industry by implementing changes to the financial regulatory landscape aimed at strengthening the sound operation of the financial services sector, including provisions that, among other things:

•	implement the same leverage and risk-based capital requirements that apply to insured depository institutions to bank holding companies with total assets in excess of $1.00 billion;

•	establish the Consumer Financial Protection Bureau to, among other things, establish and implement rules and regulations applicable to all entities offering consumer financial products or services;

•
permanently increase FDIC deposit insurance maximum to $250,000 and broaden the base for FDIC insurance assessments from the amount of insured deposits to average total consolidated assets less average tangible equity during the assessment period, subject to certain adjustments;

•
eliminate the upper limit for the reserve ratio designated by the FDIC each year, increase the minimum designated reserve ratio of the deposit insurance fund from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020 and eliminate the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds;

•
permit banks to branch across state lines if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were part of a bank that was chartered by such state;

•	repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

•
require bank holding companies and banks to be “well capitalized” and “well managed” in order to acquire banks located outside of their home state and require any bank holding company electing to be treated as a financial holding company to be “well capitalized” and “well managed;”

•	direct the Federal Reserve to establish limitations on interchange fees for debit cards under a “reasonable and proportional cost” per transaction standard;

•	increase regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards, and prepayment consideration;

•	implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders; and

•	increase the authority of the Federal Reserve to examine us and any nonbank subsidiaries.
Some of the requirements of the Dodd-Frank Act are still in the process of being implemented and many of its provisions are subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. Further, the Trump administration issued an executive order on February 3, 2017, outlining a number of “Core Principles” of regulation of the industry and the U.S. Department of the Treasury has issued a series of reports identifying laws and regulations that it has determined to be inconsistent with those principles. Changes resulting from further implementation of, changes to, or repeal of the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with any new requirements may negatively impact our results of operations and financial condition.
Revised Rules on Regulatory Capital.  The Federal Reserve monitors our capital adequacy at the holding company level by using a combination of risk-based guidelines and leverage ratios and considers our capital levels when taking action on various types of applications and when conducting supervisory activities. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among financial institutions and their holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. The regulatory capital rules applicable to us were revised, effective January 1, 2015, under the Basel III regulatory capital framework. These rules include a new common equity Tier 1 risk-based capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements are designed to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to cope with adverse economic conditions. Under these rules, we are required to satisfy four minimum capital standards: (1) a Tier 1 capital to average total consolidated assets ratio, or “leverage ratio,” of at least 4.0%, (2) a common equity Tier 1 capital to risk-weighted assets ratio, or “common equity Tier 1 risk-based capital ratio,” of 4.5%, (3) a Tier 1 capital to risk-weighted assets ratio, or “Tier 1 risk-based capital ratio,” of at least 6.0%, and (4) a total risk-based capital (Tier 1 plus Tier 2) to risk-weighted assets ratio, or “total risk-based capital ratio,” of at least 8.0%.
The Basel III framework also implements a requirement for all bank holding companies to maintain a capital conservation buffer above the minimum capital requirements composed solely of common equity Tier 1 capital to avoid certain restrictions on capital distributions and discretionary bonus payments to executive officers. When fully phased in, the capital conservation buffer requirement will effectively require banking organizations to maintain regulatory risk-based capital ratios at least 2.5% above the minimum risk-based capital requirements set forth above. This buffer is intended to help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The capital conservation buffer is being phasing in over a four year period that began in January 2016. As of January 1, 2018, the phased-in portion of the capital conservation buffer was 1.875% of risk-weighted assets, and the buffer will be fully phased in on January 1, 2019.
The revised regulatory capital rules implement stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments, such as trust preferred securities (other than grandfathered trust preferred securities, such as those that we have issued), in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the rules require that most regulatory capital deductions be made from common equity Tier 1 capital.
These rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk-based capital ratios. Under the rules, higher or more sensitive risk weights have been assigned to various categories of assets, including, certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on nonaccrual status, foreign exposures and certain corporate exposures. In addition, these rules include greater recognition of collateral and guarantees, and revised capital treatment for derivatives and repo-style transactions.
These capital requirements are minimum requirements. The Federal Reserve may also set higher capital requirements if warranted by our risk profile, economic conditions impacting our market or other circumstances particular to our organization. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Failure to meet capital guidelines could subject us to a variety of enforcement remedies, including issuance of a capital directive or restrictions on our operations and expansionary activities.
Imposition of Liability for Undercapitalized Subsidiaries.  Federal banking regulations require FDIC-insured banks that become undercapitalized to submit a capital restoration plan. The capital restoration plan of a bank controlled by a bank holding company will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a bank holding company is entitled to a priority of payment in bankruptcy.
The aggregate liability of the holding company of an undercapitalized bank in such a guarantee is limited to the lesser of five percent of the bank’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be adequately capitalized. The bank regulators have greater power in situations where a bank becomes significantly or critically undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such a bank can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to divest the bank or other affiliates.
Acquisitions by Bank Holding Companies.  We must obtain the prior approval of the Federal Reserve before (1) acquiring more than five percent of the voting stock of any bank or other bank holding company, (2) acquiring all or substantially all of the assets of any bank or bank holding company, or (3) merging or consolidating with any other bank holding company.  In evaluating applications with respect to these transactions, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition, the financial condition, managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served (including the record of performance under the Community Reinvestment Act), the effectiveness of the applicant in combating money laundering activities and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve can deny an application based on the above criteria or other considerations. In addition, as a condition to receiving regulatory approval, the Federal Reserve can impose conditions on the acquiror or the business to be acquired, which may not be acceptable or, if acceptable, may reduce the benefit of a proposed acquisition.
Control Acquisitions.  Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval or non-objection prior to any person or company acquiring “control” of a bank holding company. Although “control” is based on all of the facts and circumstances surrounding the investment, control is conclusively presumed to exist if a person or company acquires 25% of more of any class of voting securities of the bank holding company. Control of a bank holding company is rebuttably presumed to exist under the Change in Bank Control Act if the acquiring person or entity will own 10% or more of any class of voting securities immediately following the transaction and either no other person will hold a greater percentage of that class of voting securities after the acquisition or the bank holding company has publicly registered securities.
Regulatory Restrictions on Dividends; Source of Strength .  As a financial holding company, we are subject to certain restrictions on dividends under applicable banking laws and regulations. The Federal Reserve has issued a supervisory letter that provides that a bank holding company should not pay dividends unless: (1) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends; (2) the prospective rate of earnings retention is consistent with the capital needs, asset quality and overall financial condition of the bank holding company; and (3) the bank holding company will continue to meet, and is not in danger of failing to meet, minimum regulatory capital adequacy ratios. Failure to comply with the supervisory letter could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner. In addition, our ability to pay dividends may also be limited as a result of the capital conservation buffer under the Basel III regulatory capital framework. In the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve may further restrict the payment of dividends by engaging in supervisory action to restrict dividends or by requiring us to maintain a higher level of capital then would otherwise be required under the Basel III minimum capital requirements.
Under longstanding Federal Reserve policy which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to, and to commit resources to support, Origin Bank. This support may be required at times when we may not be inclined to provide it. In addition, any capital loans that we make to Origin Bank are subordinate in right of payment to deposits and to certain other indebtedness of Origin Bank. As discussed above, in certain circumstances, we could also be required to guarantee the capital restoration plan of Origin Bank, if it became undercapitalized for purposes of the Federal Reserve’s prompt corrective action regulations. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of Origin Bank under a capital restoration plan would be assumed by the bankruptcy trustee and entitled to a priority of payment.
Scope of Permissible Activities.  In general, the Bank Holding Company Act limits the activities permissible for bank holding companies to the business of banking, managing or controlling banks and such other activities as the Federal Reserve has determined to be so closely related to banking as to be properly incident thereto. Permissible activities for a bank holding company include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage services. A bank holding company may also make an investment of up to five percent of any class of voting securities of any company that is otherwise a non-controlling investment.
If a bank holding company has elected to become a financial holding company, it may engage in activities that are (1) financial in nature or incidental to such financial activity or (2) complementary to a financial activity and which do not pose a substantial risk to the safety and soundness of a depository institution or to the financial system generally. These activities include securities dealing, underwriting and market making, insurance underwriting and agency activities, merchant banking and insurance company portfolio investments. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. A bank holding company may elect to be treated as a financial holding company if all of its depository institution subsidiaries are “well capitalized” and “well managed,” and have received a rating of not less than Satisfactory on each such institution’s most recent examination under the Community Reinvestment Act. We have made a financial holding company election and currently engage in our insurance agency activities through the broader authority available to financial holding companies.
If we fail to continue to meet any of the requirements for financial holding company status, we may be required to enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements within a certain period of time or lose our financial holding company designation, which could also result in a requirement to divest of any businesses for which a financial holding company election was required. In addition, the Federal Reserve may place limitations on our ability to conduct the broader financial activities permissible for financial holding companies during any period of noncompliance.
Volcker Rule. Section 13 of the Bank Holding Company Act, commonly known as the “Volcker Rule,” generally prohibits insured depository institutions and their affiliates from sponsoring or acquiring an ownership interest in certain investment funds, including hedge funds and private equity funds. The Volcker Rule also places restrictions on proprietary trading, which could impact certain hedging activities.
Safe and Sound Banking Practices.  Bank holding companies are not permitted to engage in unsafe and unsound banking practices. For example, the Federal Reserve’s Regulation Y generally requires a bank holding company to provide the Federal Reserve with prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10.0% or more of the bank holding company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice. The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices, result in breaches of fiduciary duty or which constitute violations of laws or regulations, and can assess civil money penalties or impose enforcement action for such activities.
Bank Regulation
Origin Bank is a commercial bank chartered under the laws of the State of Louisiana and is a member of the Federal Reserve System. In addition, its deposits are insured by the FDIC to the maximum extent permitted by law. As a result, Origin Bank is subject to extensive regulation, supervision and examination by the Louisiana Office of Financial Institutions and the Federal Reserve. As an insured depository institution, the bank is subject to regulation by the FDIC, although the Federal Reserve is the bank’s primary federal regulator. Finally, Origin Bank is also subject to secondary oversight by state banking authorities in other states in which it maintains banking offices. The bank regulatory agencies have the power to enforce compliance with applicable banking laws and regulations. These requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of Origin Bank.
Capital Adequacy Requirements.  The Federal Reserve and Louisiana Office of Financial Institutions monitor the capital adequacy of Origin Bank by using a combination of risk-based guidelines and leverage ratios similar to those applied at the holding company level. These agencies consider the bank’s capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of the bank and the banking system. Under the revised capital rules which became effective on January 1, 2015, Origin Bank is required to maintain four minimum capital standards: (1) a leverage ratio of at least 4.0%, (2) a common equity Tier 1 risk-based capital ratio of 4.5%, (3) a Tier 1 risk-based capital ratio of at least 6.0%, and (4) a total risk-based capital ratio of at least 8.0%.
The Basel III framework also implements a requirement for all FDIC-insured banks to maintain a capital conservation buffer above the minimum capital requirements to avoid certain restrictions on capital distributions and discretionary bonus payments to executive officers. The capital conservation buffer must be composed solely of common equity Tier 1 capital. When fully phased in on January 1, 2019, the capital conservation buffer requirement will effectively require banking organizations to maintain regulatory risk-based capital ratios at least 2.5% above the minimum risk-based capital requirements set forth above.

These capital requirements are minimum requirements. The Federal Reserve or Louisiana Office of Financial Institutions may also set higher capital requirements if warranted by the risk profile of Origin Bank, economic conditions impacting its markets or other circumstances particular to the bank. For example, Federal Reserve guidance provides that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities. In addition, the Federal Reserve’s prompt corrective action regulations discussed below, in effect, increase the minimum regulatory capital ratios for banking organizations. Failure to meet capital guidelines could subject Origin Bank to a variety of enforcement remedies, including issuance of a capital directive, restrictions on business activities and other measures under the Federal Reserve’s prompt corrective action regulations.
Corrective Measures for Capital Deficiencies.  The federal banking regulators are required by the Federal Deposit Insurance Act to take “prompt corrective action” with respect to capital-deficient banks that are FDIC-insured. For this purpose, a bank is placed in one of the following five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” The bank’s capital tier depends upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation.
To be well capitalized, a bank must have a total risk-based capital ratio of at least 10.0%, a Tier 1 risk-based capital ratio of at least 8.0%, a common equity Tier 1 risk-based capital ratio of at least 6.5%, and a leverage ratio of at least 5.0%, and must not be subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. At December 31, 2017, Origin Bank met the requirements to be categorized as well capitalized under the prompt corrective action framework currently in effect.
As a bank's capital decreases, the enforcement authority of its regulators becomes more severe. Banks that are adequately, but not well, capitalized may not accept, renew or rollover brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on its deposits. The Federal Reserve’s prompt corrective action regulations also generally prohibit a bank from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the bank would thereafter be undercapitalized. Undercapitalized banks are also subject to growth limitations, may not accept, renew or rollover brokered deposits, and are required to submit a capital restoration plan. The Federal Reserve may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. Significantly undercapitalized banks may be subject to a number of requirements and restrictions, including orders to sell sufficient shares or obligations to become adequately capitalized, limitations on asset growth, and cessation of receipt of deposits from correspondent banks. Generally, subject to a narrow exception, the FDIC must appoint a receiver or conservator for an institution that is critically undercapitalized. The capital classification of a bank also affects the bank’s ability to engage in certain activities and the deposit insurance premiums paid by the bank.
Bank Mergers. Section 18(c) of the Federal Deposit Insurance Act, known as the “Bank Merger Act,” requires the written approval of a bank’s primary federal regulator before the bank may (1) acquire through merger or consolidation, (2) purchase or otherwise acquire the assets of, or (3) assume the deposit liabilities of, another bank. The Bank Merger Act prohibits the reviewing agency from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the reviewing agency from approving a proposed merger transaction the effect of which in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction the effect of which would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the reviewing agency finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.
In every proposed merger transaction, the reviewing agency must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities.

Branching.  Under Louisiana law, Origin Bank is permitted to establish additional branch offices within Louisiana, subject to the approval of the Louisiana Office of Financial Institutions. As a result of the Dodd-Frank Act, the bank may also establish additional branch offices outside of Louisiana, subject to prior regulatory approval, so long as the laws of the state where the branch is to be located would permit a state bank chartered in that state to establish a branch. Any new branch, whether located inside or outside of Louisiana, must also be approved by the Federal Reserve, as the bank’s primary federal regulator. Origin Bank may also establish offices in other states by merging with banks or by purchasing branches of other banks in other states, subject to certain restrictions.
Restrictions on Transactions with Affiliates and Insiders.  Federal law strictly limits the ability of banks to engage in transactions with their affiliates, including their bank holding companies. Sections 23A and 23B of the Federal Reserve Act, and Federal Reserve Regulation W, impose quantitative limits, qualitative standards, and collateral requirements on certain transactions by a bank with, or for the benefit of, its affiliates. Generally, Sections 23A and 23B (1) limit the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the bank’s capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of its capital stock and surplus, and (2) require that all such transactions be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those that would be provided to a non-affiliate. The term “covered transaction” includes the making of loans to an affiliate, purchase of assets from an affiliate, issuance of a guarantee on behalf of an affiliate and several other types of transactions.
The Dodd-Frank Act expanded the coverage and scope of the limitations on affiliate transactions within a banking organization, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreements and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.
Federal law also limits a bank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank’s capital. Loans to senior executive officers of a bank are subject to additional restrictions. Insiders may be subject to enforcement actions for accepting loans in violation of applicable restrictions.
Regulatory Restrictions on Dividends.  Origin Bank is subject to certain restrictions on dividends under federal and state laws, regulations and policies. In general, Origin Bank may pay dividends to us without the approval of the Louisiana Office of Financial Institutions so long as the amount of the dividend does not exceed the bank’s net profits earned during the current year combined with its retained net profits of the immediately preceding year. The bank is required to obtain the approval of the Louisiana Office of Financial Institutions for any amount in excess of this threshold. In addition, under federal law, Origin Bank may not pay any dividend to us if it is undercapitalized or the payment of the dividend would cause it to become undercapitalized. The Federal Reserve may further restrict the payment of dividends by engaging in supervisory action to restrict dividends or by requiring the bank to maintain a higher level of capital than would otherwise be required to be adequately capitalized for regulatory purposes. Under the Basel III regulatory capital framework, the failure to maintain an adequate capital conservation buffer, as discussed above, may also result in dividend restrictions. Moreover, if, in the opinion of the Federal Reserve, Origin Bank is engaged in an unsound practice (which could include the payment of dividends), the Federal Reserve may require, generally after notice and hearing, the bank to cease such practice. The Federal Reserve has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. The Federal Reserve has also issued guidance providing that a bank generally should pay dividends only when (1) the bank’s net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (2) the prospective rate of earnings retention appears consistent with the bank’s capital needs, asset quality, and overall financial condition.
Incentive Compensation Guidance.  The federal banking agencies have issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives, (2) compatibility with effective controls and risk management and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the capital conservation buffer described above would limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios failed to exceed certain thresholds. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and evolve.
Deposit Insurance Assessments.  FDIC-insured banks are required to pay deposit insurance assessments to the FDIC. The amount of the assessment is based on the size of the bank’s assessment base, which is equal to its average consolidated total assets less its average tangible equity, and its risk classification under an FDIC risk-based assessment system. Institutions assigned to higher risk classifications (that is, institutions that pose a higher risk of loss to the Deposit Insurance Fund) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern that the institution poses to the regulators. At least semi-annually, the FDIC updates its loss and income projections for the Deposit Insurance Fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. The FDIC can also impose special assessments in certain instances. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, Origin Bank may be required to pay higher FDIC insurance premiums.
In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Deposit Insurance Fund. These assessments will continue until the bonds mature between now and 2019.
Community Reinvestment Act.  The Community Reinvestment Act, or CRA, and the related regulations are intended to encourage banks to help meet the credit needs of their entire assessment area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank’s CRA performance record when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The CRA requires federal banking agencies to make public their ratings of banks’ performance under the CRA. In the case of a bank holding company transaction, the CRA performance record of the subsidiary banks of the bank holding companies involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. In addition, a financial holding company may face limitations on activities and acquisitions if its subsidiary depository institutions do not have a least a Satisfactory rating. Origin Bank received a Satisfactory rating in its most recent CRA examination.
Financial Modernization.  Under the Gramm-Leach-Bliley Act, banks may establish financial subsidiaries to engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a CRA rating from its primary federal regulator of Satisfactory or better. Subsidiary banks of financial holding companies or banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the financial subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of Satisfactory of better.
Concentrated Commercial Real Estate Lending Regulations .  The federal banking regulatory agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank may have a concentration in commercial real estate lending if (1) total reported loans for construction, land development, and other land represent 100.0% or more of total capital or (2) total commercial real estate loans represent 300.0% or more of the bank’s total capital and the outstanding balance of the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, the bank will be subject to further regulatory scrutiny with respect to its risk management practices for commercial real estate lending. At December 31, 2017, Origin Bank’s total reported loans for construction, land development, and other land represented less than 100% of the bank’s total capital, and its total commercial real estate loans represented less than 300% of the bank’s total capital.
Consumer Laws and Regulations.  Origin Bank is subject to numerous laws and regulations intended to protect consumers in transactions with the bank. These laws include, among others, laws regarding unfair, deceptive and abusive acts and practices, state usury laws and federal consumer protection statutes. These federal laws include the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Real Estate Procedures Act of 1974, the S.A.F.E. Mortgage Licensing Act of 2008, the Truth in Lending Act and the Truth in Savings Act, among others. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.
In addition, the Dodd-Frank Act created the Consumer Financial Protection Bureau, which has broad authority to regulate the offering and provision of consumer financial products. The Bureau has authority to promulgate regulations, issue orders, guidance, interpretations and policy statements, conduct examinations and bring enforcement actions with regard to consumer financial products and services. In general, banks with assets of $10 billion or less, such as Origin Bank, will continue to be examined for consumer compliance, and subject to enforcement actions, by their primary federal regulator. However, the Bureau may participate in examinations of these smaller institutions on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary federal regulators. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the Bureau, and state attorneys general are permitted to enforce certain consumer protection rules adopted by the Bureau against certain institutions.
Mortgage Lending Rules.  The Dodd-Frank Act authorized the Consumer Financial Protection Bureau to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure but provides a presumption or rebuttable presumption of compliance for loans that are “qualified mortgages.” The Bureau has also issued regulations that, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for income verification, and the required methods of calculating the loan’s monthly payments. These regulations extend the requirement that creditors verify and document a borrower’s income and assets to include a requirement to verify all information that creditors rely on in determining repayment ability. The rules also define “qualified mortgages” based on adherence to certain underwriting standards - for example, a borrower’s debt-to-income ratio may not exceed 43.0% - and certain restrictions on loan terms. Points and fees are subject to a relatively stringent cap, and the terms include a wide array of payments that may be made in the course of closing a loan. Certain loans, including interest-only loans and negative amortization loans, cannot be qualified mortgages. Also, the Dodd-Frank Act and the Bureau’s final rule on loan originator compensation prohibit certain compensation payments to loan originators and the steering of consumers to loans not in their interest, particularly if the loans will result in greater compensation for a loan originator. The Dodd-Frank Act and the Bureau’s implementing regulations also impose additional disclosure requirements with respect to the origination and sale of residential mortgages.
Anti-Money Laundering and OFAC.  Under federal law, financial institutions are required to maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification especially in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. Regulations designed to clarify and strengthen the due diligence requirements for banks with regard to their customers were issued effective in July 2016, with a compliance date of not later than May 11, 2018.
The Office of Foreign Assets Control, or OFAC, administers laws and Executive Orders that prohibit U.S. entities from engaging in transactions with certain prohibited parties. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank identifies a transaction, account or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report and notify the appropriate authorities.
Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for bank mergers and acquisitions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.
Privacy. Federal law and regulations limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services. In addition to applicable federal privacy regulations, Origin Bank is subject to certain state privacy laws.
Federal Home Loan Bank System.  Origin Bank is a member of the Federal Home Loan Bank of Dallas, which is one of the 11 regional Federal Home Loan Banks composing the Federal Home Loan Bank system. The Federal Home Loan Banks make loans to their member banks in accordance with policies and procedures established by the Federal Home Loan Bank system and the boards of directors of each regional Federal Home Loan Bank. Any advances from a Federal Home Loan Bank must be secured by specified types of collateral, and all long-term advances may be obtained only for the purpose of providing funds for residential housing finance. As a member of the Federal Home Loan Bank of Dallas, Origin Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Dallas. All loans, advances and other extensions of credit made by the Federal Home Loan Bank of Dallas to Origin Bank are secured by a portion of the respective mortgage loan portfolio, certain other investments and the capital stock of the Federal Home Loan Bank of Dallas held by Origin Bank.
Enforcement Powers.  The bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance and impose substantial fines and other civil and criminal penalties. Failure to comply with applicable laws, regulations and supervisory agreements, breaches of fiduciary duty or the maintenance of unsafe and unsound conditions or practices could subject us or our subsidiaries, including Origin Bank, as well as their respective officers, directors, and other institution-affiliated parties, to administrative sanctions and potentially substantial civil money penalties.
FDIC Conservatorship or Receivership. The bank regulatory agencies may appoint the FDIC as conservator or receiver for a bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan.
Effect of Governmental Monetary Policies
The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and certain borrowings by banks and their affiliates and assets of foreign branches. These policies influence to a significant extent the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on deposits. We cannot predict the nature of future fiscal and monetary policies or the effect of these policies on our operations and activities, financial condition, results of operations, growth plans or future prospects.
Impact of Current Laws and Regulations
The cumulative effect of these laws and regulations, while providing certain benefits, adds significantly to the cost of our operations and thus has a negative impact on our profitability. There has also been a notable expansion in recent years of financial service providers that are not subject to the examination, oversight, and other rules and regulations to which we are subject. Those providers, because they are not so highly regulated, may have a competitive advantage over us and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.
Future Legislation and Regulatory Reform
In light of current conditions and the market outlook for continuing weak economic conditions, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Future legislation, regulation and policies, and the effects of that legislation and regulation and those policies, may have a significant influence on our operations and activities, financial condition, results of operations, growth plans or future prospects and the overall growth and distribution of loans, investments and deposits. Such legislation, regulation and policies have had a significant effect on the operations and activities, financial condition, results of operations, growth plans and future prospects of commercial banks in the past and are expected to continue to do so.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK
The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that purchases our common stock in this offering and holds such common stock as a capital asset (generally, property held for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and conclusions reached in the following discussion, and we cannot assure you that the Internal Revenue Service will agree with such statements and conclusions.
This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, investment funds, banks or other financial institutions, dealers or brokers in securities, persons subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, certain U.S. expatriates, pension plans, foreign governments, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Each potential investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.
You are a non-U.S. holder if you are a beneficial owner of our common stock for United States federal income tax purposes that is (1) a nonresident alien individual; (2) a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia); (3) an estate or a trust that, in each case, is not subject to United States federal income tax on a net income basis on income or gain from our shares.
If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.
Distributions
Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

•
A valid Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) prior to payment of the dividend upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•
In the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with United States Treasury regulations.
If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.
If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	You are a non-United States person, and

•
The dividends are effectively connected with your conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, attributable to a permanent establishment or fixed base maintained in the United States) and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
To the extent a distribution with respect to our common stock exceeds our current or accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will be treated, first, as a tax-free return of the non-U.S. holder’s investment, up to the holder’s adjusted tax basis in its shares of our common stock, and, thereafter, as capital gain, which is subject to the tax treatment described below in “-Sale, Exchange or Other Taxable Disposition.”
Sale, Exchange or Other Taxable Disposition
Subject to the discussion below regarding backup withholding and the Foreign Account Tax Compliance Act, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•
the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or a fixed base maintained by you in the United States);

•
you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•
our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payment of dividends, and the tax withheld on those payments, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless (i) such non-U.S. holders furnish to the payor or broker a Form W-8BEN or Form W-8BEN-E on which the non-U.S. holder certifies, under penalty of perjury, that it is a non-United States person (or other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with Treasury regulations), or the non-U.S. holder otherwise establishes an exemption and (ii) the payor or broker does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.
Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN or Form W-8BEN-E (or other applicable form), or otherwise establishes an exemption and the payor or broker does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.
Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and other specified non-U.S. entities unless certain due diligence, reporting, withholding and certification requirements are satisfied.
The U.S. Treasury Department and the Internal Revenue Service have issued final regulations under FATCA. As a general matter, FATCA imposes a 30% withholding tax on dividends paid on our common stock, and the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, if paid to a foreign entity unless:

•
the foreign entity is a “foreign financial institution” that undertakes specified due diligence, reporting, withholding and certification obligations or, in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement;

•	the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors; or

•	the foreign entity otherwise is exempted under FATCA.

If withholding is imposed under FATCA on a payment related to our common stock, a beneficial owner that is not a foreign financial institution and that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally may obtain a refund from the Internal Revenue Service by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

UNDERWRITING
We are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, and Stephens Inc., as representative for the underwriters named below, are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock indicated in the following table:

Underwriter	Number of Shares
Stephens Inc.

Total
The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions.
The underwriting agreement between us and the underwriters provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.
In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See “Electronic Distribution.”
Underwriting Discounts
Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $        per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters.
The following table shows the initial public offering price, underwriting discounts and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock, discussed below:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount
Proceeds to us, before expenses	$	$	$
We estimate the expenses of this offering, not including underwriting discount and such expenses are payable by us. We also have agreed to reimburse the underwriters up to $        for certain of their offering expenses, including their counsel fees for expenses related to FINRA matters and the directed share program and certain costs related to the road show. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares
We have granted the underwriters an option to buy up to           additional shares of our common stock, at the initial public offering price less underwriting discounts. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter's name in the table above relative to the total number of shares reflected in such table. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
Lock-Up Agreements
We, our executive officers and directors, and certain other persons, are expected to enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives and subject to limited exceptions:

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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;

•
enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.
These restrictions will be in effect for a period of 180 days after the completion of this offering. At any time and without public notice, the representatives may, in their sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representatives have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.
These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Pricing of the Offering
Prior to this offering, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, our business potential and our earnings prospects, an assessment of our management, the recent market prices of, and demand for, publicly-traded common stock of comparable companies, the consideration of the above factors in relation to market valuation of comparable companies in related businesses and other factors deemed relevant by the underwriters and us. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.
Exchange Listing
We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “OBNK.”
Indemnification and Contribution
We have agreed to indemnify the underwriters and their affiliates, selling agents, and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents, and controlling persons may be required to make in respect of those liabilities.
Stabilization
To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked short sales," which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.
As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making
In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters engaged in passive market making are not required to engage in passive market making and may end passive market making activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to         shares of our common stock which represents         % of the shares of our common stock offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, business associates, and related persons. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. We do not know if these persons will choose to purchase all or any portion of these reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.
Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation, and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals, and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees, and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions
European Economic Area
In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each referred to as a Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or;

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "an offer to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.
United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.
This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

LEGAL MATTERS
The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fenimore, Kay, Harrison & Ford LLP, Austin, Texas. Certain matters in connection with this offering will be passed upon for the underwriters by Covington & Burling LLP, Washington D.C.
EXPERTS
Our consolidated financial statements as of and for the years ended December 31, 2017 and 2016 appearing this prospectus and registration statement have been audited by BKD, LLP, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.
Upon completion of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.
We also maintain an Internet website at www.origin.bank. Information on, or accessible through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm
To the Shareholders, Board of Directors and Audit Committee
Origin Bancorp, Inc.
Ruston, Louisiana
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Origin Bancorp, Inc. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BKD, LLP
We have served as the Company’s auditor since 2016.
Little Rock, Arkansas
March 6, 2018

ORIGIN BANCORP, INC.
Consolidated Balance Sheets

	December 31,
	2017	2016
Assets	(Dollars in thousands, except share data)
Cash and due from banks	$78,489	$72,621
Interest-bearing deposits in banks	108,698	187,262
Total cash and cash equivalents	187,187	259,883
Securities:
Available for sale	404,532	375,517
Held to maturity	20,188	20,710
Securities carried at fair value through income	12,033	12,511
Total securities	436,753	408,738
Non-marketable equity securities held in other financial institutions	22,967	19,675
Loans held for sale ($32,768 and $47,309 at fair value, respectively)	65,343	70,841
Loans, net of allowance for loan losses of $37,083 and $50,531, respectively ($26,611 and $33,693 at fair value, respectively)	3,203,948	3,061,544
Premises and equipment, net	77,408	86,739
Mortgage servicing rights	24,182	29,385
Cash surrender value of bank-owned life insurance	27,993	28,499
Goodwill and other intangible assets, net	24,336	24,854
Deferred tax assets, net	9,026	13,488
Accrued interest receivable and other assets	74,852	67,809
Total assets	$4,153,995	$4,071,455
Liabilities and Stockholders' Equity
Noninterest-bearing deposits	$832,853	$780,065
Interest-bearing deposits	2,060,068	2,014,260
Time deposits	619,093	648,941
Total deposits	3,512,014	3,443,266
FHLB advances and repurchase agreements	111,782	110,343
Junior subordinated debentures	9,619	9,596
Accrued expenses and other liabilities	65,238	59,593
Total liabilities	3,698,653	3,622,798
Commitments and contingencies	34,991	28,564
Stockholders' equity:
Preferred stock, no par value, 2,000,000 shares authorized
Preferred stock - Series SBLF (48,260 authorized and issued)	48,260	48,260
Preferred stock - Series D (950,000 shares authorized; 901,644 shares issued)	16,998	16,998
Common stock ($5 par value; authorized 50,000,000 shares; issued 19,518,752 and 19,483,718 shares, respectively)	97,594	97,419
Additional paid‑in capital	146,061	145,068
Retained earnings	145,122	137,449
Accumulated other comprehensive income	1,307	3,463
	455,342	448,657
Less: ESOP-owned shares	34,991	28,564
Total stockholders' equity	420,351	420,093
Total liabilities and stockholders' equity	$4,153,995	$4,071,455

The accompanying notes are an integral part of these consolidated financial statements

ORIGIN BANCORP, INC.
Consolidated Statements of Income

	Years ended December 31,
	2017	2016
Interest and dividend income	(Dollars in thousands, except per share data)
Interest and fees on loans	$138,858	$127,846
Investment securities-taxable	6,233	4,970
Investment securities-nontaxable	4,766	4,900
Interest and dividend income on assets held in other financial institutions	2,736	1,435
Total interest and dividend income	152,593	139,151
Interest expense
Interest-bearing deposits	19,314	15,250
FHLB advances and other borrowings	2,426	2,672
Subordinated debentures	548	546
Total interest expense	22,288	18,468
Net interest income	130,305	120,683
Provision for credit losses	8,336	30,078
Net interest income after provision for credit losses	121,969	90,605
Noninterest income
Service charges and fees	11,606	11,019
Mortgage banking revenue	15,806	14,869
Insurance commission and fee income	7,207	6,775
Gain on sales of securities, net	—	136
Loss on non-mortgage loans held for sale, net	(12,708)	—
Gain (loss) on sales and disposals of other assets, net	1,036	(515)
Other fee income	2,176	2,970
Other income	4,064	6,614
Total noninterest income	29,187	41,868
Noninterest expense
Salaries and employee benefits	70,862	63,924
Occupancy and equipment, net	15,915	17,127
Data processing	5,209	4,837
Electronic banking	2,056	2,365
Communications	1,928	2,474
Advertising and marketing	2,923	2,849
Professional services	4,722	4,587
Regulatory assessments	2,867	3,229
Loan related expenses	4,419	3,873
Office and operations	5,456	5,940
Litigation settlement	10,000	—
Other expenses	4,317	5,502
Total noninterest expense	130,674	116,707
Income before income tax expense	20,482	15,766
Income tax expense	5,813	2,916
Net income	$14,669	$12,850
Preferred stock dividends	4,461	4,398
Net income allocated to participating stockholders	377	316
Net income available to common stockholders	$9,831	$8,136
Basic earnings per common share	$0.51	$0.46
Diluted earnings per common share	$0.50	$0.46

The accompanying notes are an integral part of these consolidated financial statements

ORIGIN BANCORP, INC.
Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2017	2016
	(Dollars in thousands)
Net income	$14,669	$12,850
Other comprehensive income
Securities available for sale and transferred securities:
Net unrealized holding losses arising during the period	(3,414)	(2,599)
Net losses realized as a yield adjustment in interest on investment securities	(10)	(9)
Reclassification adjustment for net gains included in net income	—	(136)
Change in the net unrealized gain/loss on investment securities, before tax	(3,424)	(2,744)
Cash flow hedges:
Net unrealized gain (loss) arising during the period	4	(60)
Reclassification adjustment for losses included in net income	102	157
Change in the net unrealized gain/loss on cash flow hedges, before tax	106	97
Other comprehensive loss, before taxes	(3,318)	(2,647)
Income tax benefit related to items of other comprehensive income	(1,162)	(926)
Other comprehensive loss, net of tax	(2,156)	(1,721)
Comprehensive income	$12,513	$11,129

The accompanying notes are an integral part of these consolidated financial statements

ORIGIN BANCORP, INC.
Consolidated Statements of Changes in Stockholders' Equity

	Common Shares Outstanding	Preferred Stock Series SBLF	Preferred Stock Series D	Common Stock	Additional Paid-In Capital	Retained Earnings	Unallocated ESOP Shares	Accumulated Other Comprehensive Income	Less: ESOP-Owned Shares	Total Stockholders' Equity
	(Dollars in thousands, except share data)
Balance at January 1, 2016(1)	17,399,534	$48,260	$15,000	$43,549	$155,584	$131,328	$(465)	$5,184	$(25,507)	$372,933
Net income	—	—	—	—	—	12,850	—	—	—	12,850
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	(1,721)	—	(1,721)
Recognition of stock compensation	89,269	—	—	484	1,061	—	—	—	—	1,545
Net change in ESOP shares	40,292	—	—	—	—	—	465	—	44	509
Stock issuance - Common	1,954,623	—	—	9,773	32,036	—	—	—	—	41,809
Stock issuance - Preferred	—	—	1,998	—	—	—	—	—	—	1,998
Two for one common stock split in the form of a 100% dividend	—	—	—	43,613	(43,613)	—	—	—	—	—
Net change in fair value of ESOP shares	—	—	—	—	—	—	—	—	(3,101)	(3,101)
Dividends declared - Series SBLF preferred stock	—	—	—	—	—	(4,290)	—	—	—	(4,290)
Dividends declared - Series D preferred stock	—	—	—	—	—	(108)	—	—	—	(108)
Dividends declared - common stock ($0.13 per share)(1)	—	—	—	—	—	(2,331)	—	—	—	(2,331)
Balance at December 31, 2016	19,483,718	48,260	16,998	97,419	145,068	137,449	—	3,463	(28,564)	420,093
Net income	—	—	—	—	—	14,669	—	—	—	14,669
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	(2,156)	—	(2,156)
Recognition of stock compensation	35,034	—	—	175	750	—	—	—	—	925
Tax benefit of 2016 stock issuance costs	—	—	—	—	243	—	—	—	—	243
Net change in fair value of ESOP shares	—	—	—	—	—	—	—	—	(6,427)	(6,427)
Dividends declared - Series SBLF preferred stock	—	—	—	—	—	(4,344)	—	—	—	(4,344)
Dividends declared - Series D preferred stock	—	—	—	—	—	(117)	—	—	—	(117)
Dividends declared - common stock ($0.13 per share)	—	—	—	—	—	(2,535)	—	—	—	(2,535)
Balance at December 31, 2017	19,518,752	$48,260	$16,998	$97,594	$146,061	$145,122	$—	$1,307	$(34,991)	$420,351
____________________________

(1)	Presentation for 2016 beginning share and per share amounts has been adjusted to reflect a 2-for-1 stock split that occurred on October 5, 2016.

The accompanying notes are an integral part of these consolidated financial statements

ORIGIN BANCORP, INC.
Consolidated Statements of Cash Flows

	Year ended December 31,
	2017	2016
Cash flows from operating activities:	(Dollars in thousands)
Net income	$14,669	$12,850
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	8,336	30,078
Depreciation and amortization	5,852	7,848
Net amortization on securities	1,416	1,347
Amortization of investments in tax credit funds	2,629	2,251
Net realized gain on securities sold	—	(136)
Deferred income tax expense	4,931	1,400
Stock-based compensation expense	1,150	1,547
Originations of mortgage loans held for sale, net	(500,234)	(745,320)
Proceeds from mortgage loans held for sale	517,326	754,667
Originations of mortgage servicing rights	(3,061)	(4,230)
Net (gain) loss on disposals of premises and equipment	(1,434)	198
Loss on non-mortgage loans held for sale	12,708	—
Increase in the cash surrender value of life insurance	(631)	(708)
Write downs and net losses on sales of other real estate owned	398	328
Net increase in accrued interest and other assets	(9,759)	(14,135)
Net increase in accrued expenses and other liabilities	8,745	5,757
Other operating activities, net	(2,384)	629
Net cash provided by operating activities	60,657	54,371
Cash flows from investing activities:
Purchases of securities available for sale	(443,033)	(465,690)
Maturities, paydowns and calls of securities available for sale	409,180	433,361
Proceeds from sales of securities available for sale	—	7,136
Maturities, paydowns and calls of securities held to maturity	520	513
Paydowns of securities carried at fair value	381	673
Net purchases of non-marketable equity securities held in other financial institutions	(3,199)	(318)
Paydowns and proceeds from non-mortgage loans held for sale	13,260	—
Originations of mortgage warehouse loans	(4,343,469)	(3,677,464)
Proceeds from pay-offs of mortgage warehouse loans	4,344,800	3,722,658
Net increase in loans, excluding mortgage warehouse and mortgage loans held for sale	(179,383)	(169,338)
Purchases of premises and equipment	(3,031)	(7,925)
Proceeds from sales of premises and equipment	4,411	44
Proceeds from sales of other real estate owned	3,244	1,852
Net cash used in investing activities	(196,319)	(154,498)
Cash flows from financing activities:
Net increase in deposits	68,748	55,446
Net decrease in other borrowed funds	(1,294)	(4,766)
Net increase (decrease) in securities sold under agreements to repurchase	2,733	(4,933)
Dividends paid	(6,996)	(5,764)
Taxes paid related to net share settlement of equity awards	(348)	(739)
Cash received from exercise of stock options	123	737
Proceeds from issuance of common stock	—	41,809
Proceeds from issuance of preferred stock	—	1,998
Net cash provided by financing activities	62,966	83,788
Net decrease in cash and cash equivalents	(72,696)	(16,339)
Cash and cash equivalents at beginning of period	259,883	276,222
Cash and cash equivalents at end of period	$187,187	$259,883

The accompanying notes are an integral part of these consolidated financial statements

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies
Consolidation
The consolidated financial statements include the accounts of Origin Bancorp, Inc. (the "Company") and all other entities in which Origin Bancorp, Inc. has a controlling financial interest, including Origin Bank (the “Bank”) and Davison Insurance Agency, LLC ("Davison Insurance"); and Davison Insurance’s wholly owned subsidiary, Thomas & Farr Agency, LLC (“T&F”). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and financial reporting policies we follow conform, in all material respects, to accounting principles generally accepted in the United States ("US GAAP") and to general practices within the financial services industry.
The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”) under accounting principles generally accepted in the United States. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company's wholly owned subsidiaries CTB Statutory Trust I and First Louisiana Statutory Trust I are VIEs for which it's not the primary beneficiary. Accordingly, the accounts of these trusts are not included in the Company's consolidated financial statements.
Nature of Operations
The Company provides a variety of financial services to individuals and businesses through its offices in Louisiana, Texas and Mississippi. The Company is subject to competition from other financial institutions and is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.
T&F is an insurance agency with its principal office located in Monroe, Louisiana, that operates a primarily property and casualty insurance agency business.
Operating Segments
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Bank is the only significant subsidiary upon which management makes decisions regarding how to allocate resources and assess performance. Individual bank branches offer a group of similar services, including commercial, real estate and consumer loans, time deposits, checking and savings accounts, all with similar operating and economic characteristics. While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the community banking services and branch locations are considered by management to be aggregated into one reportable operating segment, community banking.
Use of Estimates
To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Material estimates that are subject to significant change in the near term are the allowance for loan losses, valuation of other real estate owned, fair value of mortgage servicing rights, realization of deferred tax assets, fair values of financial instruments and the status of contingencies. Actual results could differ from those estimates.
Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash on hand, demand deposits with other banks, federal funds sold and short term interest-bearing cash items with an original maturity less than 90 days to be cash equivalents. The Company maintains deposits with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Company is not exposed to any significant credit risks on cash and cash equivalents.
At December 31, 2017 and 2016, the Company had cash collateral required to be held with counterparties on certain derivative transactions as discussed in Note 11 - Derivative Financial Instruments . At December 31, 2017 and 2016, the Company had no reserve requirement for cash balances with the Federal Reserve.
Additional cash flow information is as follows:

	Years ended December 31,
	2017	2016
	(Dollars in thousands)
Interest paid	$22,686	$18,564
Income taxes paid	5,268	7,091
Significant non-cash transactions:
Real estate acquired in settlement of loans	749	3,729
Securities
The Company accounts for debt and equity securities as follows:
Available for Sale (“AFS”) - Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as AFS. These assets are carried at fair value. Fair value is determined using published quotes. If quoted market prices are not available, fair values are based on other methods including, but not limited to the discounting of cash flows.
Held to Maturity (“HTM”) - Debt securities that management has the positive intent and ability to hold until maturity are classified as HTM and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts.
Securities Carried at Fair Value through the Income Statement - Debt securities for which the Company has elected the fair value option for accounting are classified as securities carried at fair value through income. Management has elected the fair value option for these items to offset the corresponding change in fair value of related interest rate swap agreements. Fair value is determined using discounted cash flows and credit quality indicators. Changes in fair value are reported through the consolidated statements of income as a part of other noninterest income.
Unrealized gains and losses on AFS securities are excluded from earnings and reported net of tax in Accumulated Other Comprehensive Income until realized. Declines in the fair value of AFS and HTM securities below their cost are reflected in earnings as realized losses to the extent the impairment is deemed to be other-than-temporary credit losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

prospects of the issuer, and (3) management's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The amount of the impairment related to other factors is recognized in other comprehensive income unless there is no ability or intent to hold to recovery.
Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities to the earlier of the call date or maturity date. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
Loans Held for Sale
Loans held for sale include mortgage loans and are carried at fair value, with unrealized gains and losses recorded in the consolidated statements of income.
Forward commitments to sell mortgage loans are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. The forward commitments acquired by the Company for mortgage loans in process of origination are mandatory forward commitments, and the Company is required to substitute another loan or to buy back the commitment if the original loan does not fund. Typically, the Company delivers the mortgage loans within a few days after the loans are funded. These commitments are derivative instruments carried at fair value.
Gains and losses resulting from sales of mortgage loans are realized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price (including the fair value of any items such as mortgage servicing rights) and the carrying amount of the loans sold. Fees received from borrowers to guarantee the funding of mortgage loans held for sale are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.
Loans
Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, and certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Late fees are recognized as income when earned, assuming collectability is reasonably assured.
The Company has elected the fair value option on a portion of its loans held for investment, with changes in fair value recorded in noninterest income. For these loans, the earned current contractual interest payment is recognized in interest income. Loan origination costs and fees are recognized in earnings as incurred and not deferred. Because these loans are recognized at fair value, the Company's nonaccrual, allowance for loan losses, and charge-off policies do not apply to these loans. Fair value is determined using discounted cash flows and credit quality indicators.
In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and classifies these overdrafts as loans in its consolidated balance sheets.
Loans are placed on nonaccrual status when management believes that the borrower’s financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of interest is doubtful, or generally when loans are 90 days or more past due. When accrual of interest is discontinued, all unpaid accrued interest is reversed. Past due status is based on contractual terms of the loan. Interest income on nonaccrual loans may be recognized to the extent cash payments are received, but payments received are usually applied to principal. Non-accrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due, the customer has made required payments for at least six months, and the Company reasonably expects to collect all principal and interest.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Allowance for Loan Losses
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance for loan losses when management believes the loss is confirmed. Subsequent recoveries, if any, are credited to the allowance.
The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired, and an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component relates to loans that are not classified as impaired and is based on historical charge-off experience and the expected loss, given default, derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impaired loans include nonperforming loans and loans modified in troubled debt restructurings ("TDRs"). TDRs are loans for which the contractual terms on the loan have been modified and both of the following conditions exist: (1) the borrower is experiencing financial difficulty and (2) the restructuring constitutes a concession. Concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. The Company assesses all loan modifications to determine whether they constitute a TDR. All TDRs are considered impaired loans. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.
Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
Premises and Equipment, net
Land is carried at cost. Buildings and improvements are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets, which range from thirty-five to forty years. Furniture, fixtures, and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are capitalized and depreciated using the straight-line method over the estimated useful lives of the leasehold improvements or the expected terms of the leases, if shorter.
Non-marketable Equity Securities Held in Other Financial Institutions
Securities with limited marketability, such as stock in the Federal Reserve Bank of Dallas ("FRB") or the Federal Home Loan Bank of Dallas ("FHLB"), and other investments in financial institutions, are carried at cost. These investments in stock do not have a readily determinable fair value. The carrying value of these securities was evaluated and was determined not to be impaired for the years ended December 31, 2017 and 2016.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Mortgage Servicing Rights and Transfers of Financial Assets
Gains or losses on "servicing-retained" loan sale transactions generally include a component reflecting the differential between the contractual interest rate of the loan and the interest rate to be received by the investor. The present value of the estimated future profit for servicing the loans is also taken into account in determining the amount of gain or loss on the sale of these loans. For loans sold servicing-retained, the fair value of mortgage servicing rights is recorded as an asset, with their value estimated using a discounted cash flow methodology to arrive at the present value of future expected earnings from the servicing of the loans. Significant model inputs include prepayment speeds, discount rates, and servicing costs. Servicing revenues are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.
Loans sold into the secondary market are considered transfers of financial assets. These transfers are accounted for as sales when control over the asset has been surrendered, which is deemed to have occurred when: an asset does not have any claims to it by the transferor or their creditors, including in bankruptcy or other receivership situations; the transferee obtains the unconditional right to pledge or exchange the asset; or the transfer does not include a repurchase provision above the limited recourse provisions of these loan sales.
Derivative Instruments and Hedging Activities
All derivatives are recorded on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. During the term of a cash flow hedge contract the effective portion of changes in fair value in the derivative instrument are recorded in accumulated other comprehensive income. Changes in the fair value of derivatives to which hedge accounting does not apply are recognized immediately in earnings. Note 11 - Derivative Financial Instruments describes the derivative instruments currently used by the Company and discloses how these derivatives impact its consolidated balance sheets and statements of income.
Goodwill and Other Intangible Assets
Goodwill, which represents the excess of cost over the fair value of the net assets of an acquired business, is not amortized but tested for impairment on an annual basis, which is October 1 for the Company, or more often if events or circumstances indicate that there may be impairment. Other intangible assets, such as relationship based intangibles and core deposit intangibles, are amortized on a basis consistent with the receipt of economic benefit to us. Such assets are evaluated at least annually as to the recoverability of their carrying value for potential impairment. In the quarter following the period in which identified intangible assets become fully amortized, the fully amortized balances are removed from the gross asset and accumulated amortization amounts.
Other Real Estate Owned
Other real estate owned (“OREO”) represents properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure on loans on which the borrowers have defaulted as to payment of principal and interest. These properties are initially recorded at fair value, less cost to sell, at the date of foreclosure establishing a new cost basis. Fair value is determined based on third party appraisals. Any subsequent capital improvements that increase value are added to the balance of the properties. Any valuation adjustments required at the date of transfer from loans to OREO are charged to the allowance for loan losses. Any subsequent write-downs to reflect current fair value, or gains and losses on the sale of the properties are charged to noninterest income. At December 31, 2017

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

and 2016, the balance of OREO was $499,000 and $1.6 million , respectively, and included as a component of other assets in the accompanying consolidated balance sheets.
Overnight Repurchase Agreements with Depositors
The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates it to repurchase the assets. Securities sold under agreements to repurchase generally mature on the banking day following that on which the investment was initially sold and are treated as collateralized financing transactions which are recorded at the amounts at which the securities were sold plus accrued interest. Interest rates and maturity dates of the securities involved vary and are not intended to be matched with funds from customers.
Mortgage Banking Revenue
This revenue category primarily reflects the Company's mortgage production, sales and mortgage servicing revenue, including fees and income derived from mortgages originated with the intent to sell; mortgage sales and servicing; and the impact of risk management activities associated with the mortgage pipeline and mortgage servicing rights ("MSRs"). This revenue category also includes gains and losses on sales and changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option. Changes in the fair value of MSRs are reported in mortgage banking revenue. Net interest income from mortgage loans is recorded in interest income.
Income Taxes
Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.
A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company did not have any amount accrued with respect to uncertainty in income taxes at December 31, 2017 or 2016.
The Company recognizes interest and/or penalties related to income tax matters as a component of noninterest expense. Penalties and related interest were $20,000 and $148,000 for the years ended December 31, 2017 and 2016, respectively. Federal income tax expense or benefit has been allocated to subsidiaries on a separate return basis.
Stock-Based Compensation
The cost of employee services received in exchange for stock options or restricted stock grants are measured using the fair value of the award on the grant date and is recognized over the service period. During 2016, the Company adopted the amendments outlined in Accounting Standards Update ("ASU") No. 2016-09 — Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The adoption of the ASU did not have a significant impact on its consolidated financial statements or disclosures.
Other Investments
The Company accounts for investments in limited partnerships, limited liability companies (“LLCs”), and other privately held companies using either the cost or the equity method of accounting if the investee is less than wholly owned. The accounting treatment depends upon the Company's percentage ownership or degree of management influence.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Under the cost method of accounting, the Company records an investment in stock at cost and generally recognizes cash dividends received as income. If cash dividends received exceed the Company's relative ownership of the investee’s earnings since the investment date, these payments are considered a return of investment and reduce the cost of the investment.
Under the equity method of accounting, the Company records its initial investment at cost. Subsequently, the carrying amount of the investment is increased or decreased to reflect its share of income or loss of the investee. The Company's recognition of earnings or losses from an equity method investment is based on its ownership percentage in the investee and the investee’s earnings for the reporting period, and is recorded on a one-quarter lag.
All of the Company's investments in limited partnerships, LLCs, and other companies are privately held, and their market values are not readily available. Management evaluates the investments in investees for impairment based on the investee’s ability to generate cash through its operations or obtain alternative financing, and other subjective factors. There are inherent risks associated with investments in such companies, which may result in income statement volatility in future periods.
At December 31, 2017 and 2016, investments in limited partnerships, LLCs and other privately held companies totaled $11.3 million and $9.6 million , respectively, and were included in other assets in the accompanying consolidated balance sheets. Of these balances, $326,000 was accounted for under the cost method at December 31, 2017 and 2016.
Investments in Tax Credit Entities
As part of its Community Reinvestment Act responsibilities and due to their favorable economics, the Company invests in tax credit-motivated projects primarily in the markets it serves. These projects are directed at tax credits issued under Low-Income Housing Tax Credits. The Company generates returns on tax credit motivated projects through the receipt of federal, and if applicable, state tax credits. The federal tax credits are recorded as an offset to the income tax provision in the year that they are earned under federal income tax law – over 10 to 15 years beginning in the year in which rental activity commences. These credits, if not used in the tax return for the year of origination, can be carried forward for 20 years.
The Company invests in a tax credit entity, usually a limited liability company, which owns the real estate. The Company receives a nonvoting interest in the entity that must be retained during the compliance period for the credits (15 years for Low-Income Housing credit programs). Control of the tax credit entity rests in the 0.1% interest general partner, who has the power and authority to make decisions that impact economic performance of the project and is required to oversee and manage the project. Due to the lack of any voting, economic, or managerial control, and due to the contractual reduction in the investment, the Company accounts for its investment by amortizing the investment, beginning at the issuance of the certificate of occupancy of the project, over the compliance period, as management believes any potential residual value in the real estate will have limited value. Amortization is included as a component of income tax expense.
The Company has the risk of credit recapture if the project does not maintain compliance during the compliance period. No such events have occurred to date. At December 31, 2017 and 2016, the Company had investments in tax credit entities of $12.5 million and $15.2 million , respectively, which are included in other assets in the accompanying consolidated balance sheets.
Earnings per share
Basic earnings per common share is calculated using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each share of common stock and participating securities according to dividends declared (distributed earnings) and participation rights in undistributed earnings. Distributed and undistributed earnings are allocated between common and participating security shareholders based on their respective rights to receive dividends. Share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities (e.g., restricted stock grants). Preferred stock that receives dividends based on dividends paid on common stock is also considered a participating security (e.g., Series D preferred stock). Undistributed net losses are not allocated to holders of participating securities, as

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

they do not have a contractual obligation to fund the losses incurred by the Company. Net income attributable to common stockholders is then divided by the weighted average number of common shares outstanding during the period, net of participating securities and reduced for average unallocated shares held by the Company's employee stock ownership plan ("ESOP").
Diluted income per common share considers common stock issuable under the assumed release of unvested restricted stock awards, convertible preferred stock being converted to common stock, and the assumed exercise of stock options granted. The dilutive effect of share-based payment awards that are not deemed to be participating securities is calculated using the treasury stock method, which assumes that the proceeds from exercise are used to purchase common stock at the average market price for the period. The dilutive effect of participating securities is calculated using the more dilutive of the treasury stock method (which assumes that the participating securities are exercised/released) or the two-class method (which assumes that the participating securities are not exercised/released and earnings are reallocated between common and participating security shareholders). Potentially dilutive common stock equivalents are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive.
Recent Accounting Pronouncements
ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this update allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Since these amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. These amendments require that an entity disclose a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income. These amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including adoption in any interim period, for reporting periods for which financial statements have not yet been issued. These amendments should be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company will adopt this ASU in the first quarter of 2018 and the impact on the consolidated financial statements or disclosures will not be significant.
ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 permits hedge accounting for risk components in hedging relationships involving nonfinancial risk and interest rate risk. It also changes the guidance for designating fair value hedges of interest rate risk and for measuring the change in fair value of the hedged item in fair value hedges of interest rate risk. In addition to the amendments to the designation and measurement guidance for qualifying hedging relationships, the amendments in this ASU also align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. This ASU requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. For public entities, these amendments are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted. The Company does not expect the adoption of this ASU to have a significant impact on the consolidated financial statements or disclosures.
ASU No. 2017-09, Compensation – Stock Compensation (Subtopic 718): Scope of Modification Accounting. ASU 2017-09 was issued to eliminate inconsistencies in the application of accounting for modifications of stock-based compensation awards. The ASU provides that an entity should account for the effects of a modification unless all of the following are met: (1) The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification, (2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified, and (3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

original award is modified. This ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company elected to adopt the provisions of ASU 2017-09 during the quarter ended June 30, 2017 in advance of the required application date. The adoption of this standard did not materially impact the amounts or disclosures in the Company's consolidated financial statements.
ASU No. 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. ASU 2017-08 shortens the amortization period for certain callable debt securities held at a premium. The ASU provides that premiums on these securities are to be amortized to the earliest call date. The accounting for securities held at a discount is not changed, and therefore, they are still required to be amortized to maturity. The Company elected to adopt the provisions of ASU 2017-08 during the quarter ended March 31, 2017 in advance of the required application date. The adoption of this standard did not materially impact the amounts or disclosures in the Company's consolidated financial statements.
ASU No.  2017-04, Goodwill and Other (Topic 350) – Simplifying the Test for Goodwill Impairment. This ASU simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in today's two-step impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The standard eliminates today’s requirement to calculate a goodwill impairment charge using Step 2, which requires an entity to calculate any impairment charge by comparing the implied fair value of goodwill with its carrying amount. This ASU is effective for annual periods beginning after December 15, 2019, and interim periods. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of ASU 2017-04 is not expected to have a material impact on the amounts or disclosures in the Company's consolidated financial statements.
ASU No. 2016-18 —Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The amendments in this update should be applied using a retrospective transition method to each period presented. The Company does not expect the ASU to have a significant impact on its consolidated statement of cash flows.
ASU No. 2016-15 —Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016- 15 adds or clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the ASU to have a significant impact on the consolidated statements of cash flows.
ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available for sale debt securities, credit losses should be measured in a manner similar to current US GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in the update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance can be adopted as early

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

as the fiscal years beginning after December 15, 2018. The Company continues to evaluate the impact of this ASU on the consolidated financial statements and disclosures.
ASU No. 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to put most leases on their balance sheets but recognize expenses in the income statement in a manner similar to current accounting treatment. This ASU changes the guidance on sale-leaseback transactions, initial direct costs and lease execution costs, and, for lessors, modifies the classification criteria and the accounting for sales-type and direct financing leases. For public business entities, this ASU is effective for annual periods beginning after December 15, 2018 and interim periods therein. Early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is evaluating the impact of this ASU on the consolidated financial statements and disclosures.
ASU No. 2016-01 —Financial Instruments —Overall (Subtopic 825-10). The main provisions of the update are to eliminate the available for sale classification of accounting for equity securities and to adjust the fair value disclosures for financial instruments carried at amortized costs such that the disclosed fair values represent an exit price as opposed to an entry price. The provisions of this update will require that equity securities be carried at fair market value on the balance sheet and any periodic changes in value will be adjustments to the income statement. A practical expedient is provided for equity securities without a readily determinable fair value, such that these securities can be carried at cost less any impairment. The provisions of this update become effective for interim and annual periods beginning after December 15, 2017. The disclosure of fair value of the loan and interest-bearing deposit portfolios will be presented using an exit price method instead of the current discounted cash flow. The Company has concluded that the remaining requirements of this update are not expected to have a material impact on the financial position, results of operations or cash flows.
ASU No. 2015-02, Consolidation (Topic 810) – Amendments to the Consolidation Analysis. ASU 2015-02 implements changes to both the variable interest consolidation model and the voting interest consolidation model. ASU 2015-02 (i) eliminates certain criteria that must be met when determining when fees paid to a decision-maker or service provider do not represent a variable interest, (ii) amends the criteria for determining whether a limited partnership is a variable interest entity and (iii) eliminates the presumption that a general partner controls a limited partnership in the voting model. Not all components of this update allow early adoption. The ASU became effective on January 1, 2017 and did not have a significant impact on the Company's financial statements.
ASU No. 2014-09, Revenue from Contracts with Customers . ASU 2014-09 states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU affects entities that enter into contracts with customers to transfer goods or services or enter into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date , which deferred the effective date of ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted. Our revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and noninterest income. The identification of revenue streams within the scope of Topic 606 is complete, resulting in no impact on the Company's financial position, results of operations or cash flows; however, there will be additional disclosures required for noninterest income.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 2 - Earnings Per Share

	Years Ended December 31,
	2017	2016
	(Dollars in thousands, except per share data)
Basic earnings per common share
Net income	$14,669	$12,850
Less: Dividends to preferred stock(1)	4,461	4,398
Net income allocated to participating stockholders (1)	377	316
Net income allocated to common stockholders	$9,831	$8,136
Weighted average common shares outstanding (2) (4)	19,418,278	17,545,655
Basic earnings per common share	$0.51	$0.46
Diluted earnings per common share
Diluted earnings applicable to common stockholders (3)	$9,861	$8,136
Weighted average diluted common shares outstanding:
Weighted average common shares outstanding(2) (4)	19,418,278	17,545,655
Dilutive effect of common stock options	216,134	187,406
Weighted average diluted common shares outstanding	19,634,412	17,733,061
Diluted earnings per common share	$0.50	$0.46
____________________________

(1)
Participating stockholders include those that hold certain share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents. Such shares or units are considered participating securities (i.e., nonvested restricted stock grants). Additionally, Series D preferred stockholders are participating stockholders as those shares participate in dividends with common shares on a one for one basis.

(2)
Weighted average common shares outstanding excludes average unearned restricted shares in the computation of basic earnings per share. Under the two-class method, unearned restricted shares are included in the computation of diluted earnings per share, however, depending on nuances of the computation, may or may not affect the number of weighted average diluted common shares outstanding. Unearned restricted shares are considered issued and therefore included as part of total issued shares disclosed on the consolidated balance sheets.

(3)
Net income allocated to common stockholders for basic and diluted earnings per share may differ under the two-class method as a result of adding common stock equivalents for options to dilutive shares outstanding, which alters the ratio used to allocate earnings to common stockholders and participating securities for the purposes of calculating diluted earnings per share.

(4)	Presentation for 2016 share and per share amounts has been adjusted to reflect a 2-for-1 stock split that occurred on October 5, 2016.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 3 - Securities
The following table is a summary of the amortized cost and estimated fair value, including gross unrealized gains and losses, of available for sale and held to maturity securities for the dates indicated:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017	(Dollars in thousands)
Available for sale:
State and municipal securities	$125,909	$4,104	$(35)	$129,978
Corporate bonds	3,000	136	—	3,136
Residential mortgage-backed securities	105,132	492	(595)	105,029
Residential collateralized mortgage obligations	168,645	262	(2,518)	166,389
Total	$402,686	$4,994	$(3,148)	$404,532
Held to maturity:
State and municipal securities	$20,188	$77	$—	$20,265
Securities carried at fair value through income:
State and municipal securities(1)	$11,918	$—	$—	$12,033

December 31, 2016
Available for sale:
State and municipal securities	$125,988	$6,605	$(124)	$132,469
Residential mortgage-backed securities	106,177	637	(793)	106,021
Residential collateralized mortgage obligations	138,093	762	(1,828)	137,027
Total	$370,258	$8,004	$(2,745)	$375,517
Held to maturity:
State and municipal securities	$20,710	$285	$—	$20,995
Securities carried at fair value through income:
State and municipal securities(1)	$12,298	$—	$—	$12,511
____________________________

(1)	Securities carried at fair value through income have no unrealized gains or losses at the balance sheet date as all changes in value have been recognized in the consolidated financial statements.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Securities in an unrealized loss position at December 31, 2017 and 2016 are presented below by investment category and length of time in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2017	(Dollars in thousands)
Available for sale:
State and municipal securities	$2,114	$(5)	$1,210	$(30)	$3,324	$(35)
Residential mortgage-backed securities	46,018	(198)	20,233	(397)	66,251	(595)
Residential collateralized mortgage obligations	70,788	(641)	60,622	(1,877)	131,410	(2,518)
Total	$118,920	$(844)	$82,065	$(2,304)	$200,985	$(3,148)
December 31, 2016
Available for sale:
State and municipal securities	$9,633	$(124)	$—	$—	$9,633	$(124)
Residential mortgage-backed securities	72,455	(793)	—	—	72,455	(793)
Residential collateralized mortgage obligations	84,320	(1,340)	11,893	(488)	96,213	(1,828)
Total	$166,408	$(2,257)	$11,893	$(488)	$178,301	$(2,745)
At December 31, 2017 , the Company had 62 securities that were in an unrealized loss position. The unrealized losses for each of the securities relate to market interest rate changes. The Company has considered the current market for the securities in an unrealized loss position, as well as the severity and duration of the impairments, and expects fair value of the securities to recover from an unrealized loss position. At December 31, 2017 , management does not intend to sell these investments until the fair value exceeds amortized cost and it is more likely than not that the Company will not be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security; thus, the impairment is determined not to be other-than-temporary.
Proceeds from sales of securities available for sale and gross gains for the years ended December 31, 2017 and 2016 are shown below. There were no gross realized losses in either year presented.

	2017	2016
	(Dollars in thousands)
Proceeds from sales	$—	$7,136
Gross realized gains	—	136

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The following table presents the amortized cost and fair value of securities available for sale and held to maturity as of  December 31, 2017 , grouped by contractual maturity. Mortgage-backed securities and collateralized mortgage obligations, which do not have contractual payments due at a single maturity date, are shown separately. Actual maturities for mortgage-backed securities and collateralized mortgage obligations will differ from contractual maturities as a result of prepayments made on the underlying mortgages.

	Held to maturity		Available for sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Due in one year or less	$—	$—	$2,245	$2,257
Due after one year through five years	14,963	15,040	23,947	24,605
Due after five years through ten years	—	—	85,002	87,752
Due after ten years	5,225	5,225	17,715	18,500
Residential mortgage-backed securities	—	—	105,132	105,029
Residential collateralized mortgage obligations	—	—	168,645	166,389
Total	$20,188	$20,265	$402,686	$404,532
Securities with a carrying value of $276.3 million and $266.9 million at December 31, 2017 and 2016, respectively, were pledged to secure public deposits. At December 31, 2017 and 2016, the carrying amount of securities pledged to repurchase agreements was $36.7 million and $38.6 million, respectively.
Securities carried at fair value through income
See Note 5 - Fair Value of Financial Instruments for more information.
Note 4 - Loans
Loans consist of the following:

	December 31,
	2017	2016
	(Dollars in thousands)
Loans held for sale	$65,343	$70,841
Loans held for investment:
Real estate:
Commercial real estate	$1,083,275	$1,026,752
Construction/land/land development	322,404	311,279
Residential real estate loans	570,583	414,226
Total real estate	1,976,262	1,752,257
Commercial and industrial loans	989,220	1,135,683
Mortgage warehouse lines of credit	255,044	201,997
Consumer loans	20,505	22,138
Total loans held for investment(1)	3,241,031	3,112,075
Less: Allowance for loan losses	37,083	50,531
Net loans held for investment	$3,203,948	$3,061,544
____________________________

(1)	Presented net of net deferred loan fees of $1.0 million and net deferred loan costs of $2.2 million at December 31, 2017 and 2016, respectively.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Included in total loans held for investment are $21.0 million and $5.6 million of commercial real estate loans and commercial and industrial loans, respectively, for which the fair value option has been elected at December 31, 2017 . At December 31, 2016, the Company held $27.6 million and $6.1 million of commercial real estate loans and commercial and industrial loans, respectively, at fair value. The Company mitigates the interest rate component of fair value risk on loans at fair value by entering into derivative interest rate contracts. See Note 5 - Fair Value of Financial Instruments for more information on loans for which the fair value option has been elected.
During the year ended December 31, 2017 , energy loans totaling $26.6 million that were previously classified as held for investment were re-classified as held for sale. The reclassification was part of our strategy to reduce our energy loan portfolio through the sale of certain energy loans. We recognized losses of $12.7 million on those loans and recovered $583,000 of principal balances by foreclosing on certain real estate properties. We also received repayments of principal and proceeds from sales of $13.3 million . The $12.7 million of losses have been included as a component in noninterest income in the accompanying consolidated statements of income.
Credit quality indicators . As part of the Company's commitment to manage the credit quality of its loan portfolio, management annually updates and evaluates certain credit quality indicators, which include but are not limited to (i) weighted-average risk rating of the loan portfolio, (ii) net charge-offs, (iii) level of non-performing loans, (iv) level of classified loans, and (v) the general economic conditions in the states in which the Company operates. The Company maintains an internal risk rating system where ratings are assigned to individual loans based on assessed risk. Risk ratings are continually evaluated to ensure they are appropriate based on currently available information. These risk ratings are the primary indicator of credit quality for its loan portfolio.
The following is a summary description of the Company's internal risk ratings:

• Pass (1-6)	Loans within this risk rating are further categorized as follows:
Minimal risk (1)	Well-collateralized by cash equivalent instruments held by the Bank.
Moderate risk (2)
Borrowers with excellent asset quality and liquidity. Borrowers' capitalization and liquidity exceed industry norms. Borrowers in this category have significant levels of liquid assets and have a low level of leverage.

Better than average risk (3)
Borrowers with strong financial strength excellent liquidity that consistently demonstrate strong operating performance. Borrowers in this category generally have a sizable net worth that can be converted into liquid assets within 12 months.

Average risk (4)
Borrowers with sound credit quality and financial performance, including liquidity. Borrowers are supported by sufficient cash flow coverage generated through operations across the full business cycle.

Marginally acceptable risk (5)
Loans generally meet minimum requirements for an acceptable loan in accordance with lending policy, but possess one or more attributes that cause the overall risk profile to be higher than the majority of newly approved loans.

Watch (6)
A passing loan with one or more factors that identify a potential weakness in the overall ability of the borrower to repay the loan. These weaknesses are generally mitigated by other factors that reduce the risk of delinquency or loss.

• Special Mention (7)	This grade is intended to be temporary and includes borrowers whose credit quality have deteriorated and is at risk of further decline.
• Substandard (8)
This grade includes "Substandard" loans, in accordance with regulatory guidelines. Substandard loans exhibit a well-defined weakness that jeopardizes debt repayment in accordance with contractual agreements, even though the loan may be performing. These obligations are characterized by the distinct possibility that a loss may be incurred if these weaknesses are not corrected and repayment may be dependent upon collateral liquidation or secondary source of repayment.

• Doubtful (9)
This grade includes "Doubtful" loans, in accordance with regulatory guidelines. Such loans are placed on nonaccrual status and repayment may be dependent upon collateral with no readily determinable valuation or valuations that are highly subjective in nature. Repayment for these loans is considered improbable based on currently existing facts and circumstances.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

• Loss (0)	This grade includes "Loss" loans in accordance with regulatory guidelines. Loss loans are charged-off or written-down when repayment is not expected.
The recorded investment in loans by credit quality indicator at December 31, 2017 and 2016, excluding loans held for sale, were as follows:

	December 31, 2017
	Pass	Special mention	Substandard	Doubtful	Loss	Total
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$1,055,911	$7,798	$19,566	$—	$—	$1,083,275
Construction/land/land development	318,488	170	3,746	—	—	322,404
Residential real estate	560,945	778	8,860	—	—	570,583
Total real estate	1,935,344	8,746	32,172	—	—	1,976,262
Commercial and industrial loans	915,111	15,332	58,777	—	—	989,220
Mortgage warehouse lines of credit	255,044	—	—	—	—	255,044
Consumer loans	20,223	—	279	3	—	20,505
Total loans held for investment	$3,125,722	$24,078	$91,228	$3	$—	$3,241,031

	December 31, 2016
	Pass	Special mention	Substandard	Doubtful	Loss	Total
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$1,014,091	$4,686	$7,975	$—	$—	$1,026,752
Construction/land/land development	307,716	1,028	2,535	—	—	311,279
Residential real estate	405,137	167	8,922	—	—	414,226
Total real estate	1,726,944	5,881	19,432	—	—	1,752,257
Commercial and industrial loans	997,669	9,725	124,765	3,524		1,135,683
Mortgage warehouse lines of credit	201,997	—	—	—	—	201,997
Consumer loans	22,034	—	98	6	—	22,138
Total loans held for investment	$2,948,644	$15,606	$144,295	$3,530	$—	$3,112,075

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The following tables detail activity in the allowance for loan losses by portfolio segment. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	At and for the Year Ended December 31, 2017
	Beginning balance	Charge-offs	Recoveries	Provision(1)	Ending balance
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$8,718	$463	$93	$650	$8,998
Construction/land/land development	2,805	3	5	143	2,950
Residential real estate	5,003	1,446	125	2,125	5,807
Commercial and industrial loans	33,590	21,767	1,918	5,090	18,831
Mortgage warehouse lines of credit	139	—	—	75	214
Consumer loans	276	198	69	136	283
Total	$50,531	$23,877	$2,210	$8,219	$37,083
____________________________

(1)
The provision for credit losses on the consolidated statements of income includes an $8.2 million loan loss provision and an $117,000 provision for off-balance sheet commitments for the year ended December 31, 2017.

	At and for the year ended December 31, 2016
	Beginning balance	Charge-offs	Recoveries	Provision (Benefit)(1)	Ending balance
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$7,451	$422	$25	$1,664	$8,718
Construction/land/land development	3,927	24	7	(1,105)	2,805
Residential real estate	5,094	505	185	229	5,003
Commercial and industrial loans	23,648	24,851	4,199	30,594	33,590
Mortgage warehouse lines of credit	761	—	—	(622)	139
Consumer loans	349	604	126	405	276
Total	$41,230	$26,406	$4,542	$31,165	$50,531
____________________________

(1)
The provision for credit losses on the consolidated statements of income includes a $31.2 million loan loss provision offset by a $1.1 million release of provision for off-balance sheet commitments for the year ended December 31, 2016.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The following tables present impaired loans as of the periods indicated:

	December 31, 2017
	Period end allowance allocated to loans individually evaluated for impairment	Period end allowance allocated to loans collectively evaluated for impairment	Period end loan balance individually evaluated for impairment	Period ended loan balance collectively evaluated for impairment (1)
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$312	$8,686	$4,945	$1,057,330
Construction/land/land development	4	2,946	1,963	320,441
Residential real estate	72	5,735	7,915	562,668
Commercial and industrial loans	4,356	14,475	24,598	959,011
Mortgage warehouse lines of credit	—	214	—	255,044
Consumer loans	63	220	237	20,268
Total	$4,807	$32,276	$39,658	$3,174,762
____________________________

(1)
Excludes $21.0 million and $5.6 million of commercial real estate loans and commercial and industrial loans, respectively, at fair value, which are not evaluated for impairment due to the fair value option election. See Note 5 - Fair Value of Financial Instruments for more information.

	December 31, 2016
	Period end allowance allocated to loans individually evaluated for impairment	Period end allowance allocated to loans collectively evaluated for impairment	Period end loan balance individually evaluated for impairment	Period ended loan balance collectively evaluated for impairment (1)
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$32	$8,686	$6,214	$992,905
Construction/land/land development	251	2,554	929	310,350
Residential real estate	761	4,242	10,232	403,994
Commercial and industrial loans	12,437	21,153	76,756	1,052,867
Mortgage warehouse lines of credit	—	139	—	201,997
Consumer loans	112	164	287	21,851
Total	$13,593	$36,938	$94,418	$2,983,964
____________________________

(1)
Excludes $27.6 million and $6.1 million of commercial real estate loans and commercial and industrial loans, respectively, at fair value, which are not evaluated for impairment due to the fair value option election. See Note 5 - Fair Value of Financial Instruments for more information.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The following tables present the Company’s loan portfolio aging analysis at December 31, 2017 and 2016:

	December 31, 2017
	30-59 Days past due	60-89 Days past due	Loans past due 90 days or more	Total past due	Current loans	Total loans receivable	Accruing loans 90 or more days past due
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$8,427	$2,791	$1,150	$12,368	$1,070,907	$1,083,275	$—
Construction/land/land development	1,488	172	464	2,124	320,280	322,404	—
Residential real estate	2,630	347	3,910	6,887	563,696	570,583	—
Total real estate	12,545	3,310	5,524	21,379	1,954,883	1,976,262	—
Commercial and industrial	1,517	9,922	8,074	19,513	969,707	989,220	—
Mortgage warehouse lines of credit	—	—	—	—	255,044	255,044	—
Consumer	178	128	74	380	20,125	20,505	—
Total	$14,240	$13,360	$13,672	$41,272	$3,199,759	$3,241,031	$—

	December 31, 2016
	30-59 Days past due	60-89 Days past due	Loans past due 90 days or more	Total past due	Current loans	Total loans receivable	Accruing loans 90 or more days past due
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$1,326	$28	$575	$1,929	$1,024,823	$1,026,752	$—
Construction/land/land development	1,306	91	93	1,490	309,789	311,279	—
Residential real estate	3,429	2,440	4,396	10,265	403,961	414,226	—
Total real estate	6,061	2,559	5,064	13,684	1,738,573	1,752,257	—
Commercial and industrial	3,670	11,767	20,395	35,832	1,099,851	1,135,683	—
Mortgage warehouse lines of credit	—	—	—	—	201,997	201,997	—
Consumer	136	51	98	285	21,853	22,138	—
Total	$9,867	$14,377	$25,557	$49,801	$3,062,274	$3,112,075	$—

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The following tables present impaired loans at December 31, 2017 and 2016. No mortgage warehouse lines of credit were impaired at either December 31, 2017 or 2016.

	December 31, 2017
	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with an allowance	Total recorded investment	Allocation of allowance for loan losses
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$6,047	$1,782	$3,163	$4,945	$312
Construction/land/land development	2,268	1,813	150	1,963	4
Residential real estate	10,024	6,750	1,165	7,915	72
Total real estate	18,339	10,345	4,478	14,823	388
Commercial and industrial	25,212	6,161	18,437	24,598	4,356
Consumer	259	141	96	237	63
Total impaired loans	$43,810	$16,647	$23,011	$39,658	$4,807

	December 31, 2016
	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with an allowance	Total recorded investment	Allocation of allowance for loan losses
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$6,214	$6,121	$93	$6,214	$32
Construction/land/land development	929	678	251	929	251
Residential real estate	10,232	6,044	4,188	10,232	761
Total real estate	17,375	12,843	4,532	17,375	1,044
Commercial and industrial	80,158	38,497	38,259	76,756	12,437
Consumer	287	182	105	287	112
Total impaired loans	$97,820	$51,522	$42,896	$94,418	$13,593
The average recorded investment and interest recognized on impaired loans for the years ended December 31, 2017 and 2016 were as follows:

	December 31, 2017		December 31, 2016
	Average Recorded Investment	Interest Income recognized	Average Recorded Investment	Interest Income recognized
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$7,046	$165	$7,179	$273
Construction/land/land development	1,053	10	1,179	55
Residential real estate	9,398	75	11,065	385
Total real estate	17,497	250	19,423	713
Commercial and industrial	40,316	375	94,940	3,139
Consumer	244	7	308	18
Total impaired loans	$58,057	$632	$114,671	$3,870
All interest accrued but not received for loans placed on nonaccrual status is reversed against interest income. Subsequent receipts on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Loans are returned to accrual status when all the

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

principal and interest amounts contractually due are brought current and future payments are reasonably assured. Troubled debt restructurings are included in certain loan categories within impaired loans. At December 31, 2017, the Company has committed to advance $1.9 million in connection with impaired loans.
Non-performing (nonaccrual) loans were as follows:

	December 31,
	2017	2016
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$1,745	$1,975
Construction/land/land development	1,097	816
Residential real estate loans	7,166	7,188
Total real estate	10,008	9,979
Commercial and industrial loans	13,512	56,372
Consumer loans	282	210
Total nonaccrual loans	$23,802	$66,561
For the years ended December 31, 2017 and 2016, gross interest income which would have been recorded had the nonaccruing loans been current in accordance with their original terms was $1.3 million and $1.6 million, respectively. No interest income was recorded on these loans while they were considered nonaccrual during the years ended December 31, 2017 or 2016.
The Company elects the fair value option for recording residential mortgage loans held for sale, and certain commercial real estate and commercial and industrial loans, in accordance with US GAAP. The Company had no loans on nonaccrual that were recorded using the fair value option election during 2017 or 2016.
The following is a summary of loans classified as troubled debt restructurings ("TDRs").

	December 31,
	2017	2016
TDRs	(Dollars in thousands)
Nonaccrual TDRs	$2,622	$10,900
Performing TDRs	14,234	4,225
Total	$16,856	$15,125
Specific reserves on TDRs	$1,252	$287

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The following tables present the pre and post-modification balances of TDR modifications that occurred during the periods indicated:

	Year ended December 31, 2017
	Pre-modification recorded balance	Term Concessions	Interest Rate Concessions	Combination	Total Modifications
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$2,071	$2,057	$—	$—	$2,057
Residential real estate	133	38	—	210	248
Total real estate	2,204	2,095	—	210	2,305
Commercial and industrial	10,799	9,882	—	40	9,922
Consumer loans	49	45	—	—	45
Total	$13,052	$12,022	$—	$250	$12,272

	Year ended December 31, 2016
	Pre-modification recorded balance	Term Concessions	Interest Rate Concessions	Combination	Total Modifications
Loans secured by real estate:	(Dollars in thousands)
Commercial real estate	$398	$94	$—	$206	$300
Residential real estate	129	—	—	96	96
Total real estate	527	94	—	302	396
Commercial and industrial	19,536	9,331	11	7	9,349
Consumer loans	22	21	—	—	21
Total	$20,085	$9,446	$11	$309	$9,766
During the year ended December 31, 2017, there was one loan restructured as a TDR with an outstanding principal balance of $241,000 that subsequently defaulted during the year. A payment default is defined as a loan that was 90 or more days past due. During the year ended December 31, 2016, there were 4 loans restructured as TDRs with a combined outstanding principal balance of $5.5 million that subsequently defaulted during the year. The modifications made during the years ended December 31, 2017 and 2016 did not significantly impact the Company's determination of the allowance for loan losses. Of the TDRs made during the years ended December 31, 2017 and 2016, all but one were on nonaccrual status prior to the modification, and none of the modifications involved forgiveness of principal. As a result, the current and future financial effects of the recorded balance of TDR loans that were restructured were not material. On an ongoing basis, the Company monitors the performance of the modified loans to their restructured terms. In the event of a subsequent default, the allowance for loan losses continues to be reassessed on the basis of an individual evaluation of the loan.
Note 5 - Fair Value of Financial Instruments
Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date. Certain assets and liabilities are recorded in the Company's financial statements at fair value. Some are recorded on a recurring basis and some on a non-recurring basis.
The Company utilizes fair value measurement to recorded fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The determination of fair values of financial instruments often requires the use of estimates. In cases where quoted market values in an active market are not available, the

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach to estimate the fair values of its financial instruments. Such valuation techniques are consistently applied.
A hierarchy for fair value has been established which categorizes the valuation techniques into three levels used to measure fair value. The three levels are as follows:
Level 1 - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 - Fair value is based on significant other observable inputs which are generally determined based on a single price for each financial instrument provided to the Company by an applicable third-party pricing service and is based on one or more of the following:

•	Quoted prices for similar, but not identical, assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates;

•	Other inputs derived from or corroborated by observable market inputs.
Level 3 - Prices or valuation techniques that require inputs that are both significant and unobservable in the market. These instruments are valued using the best information available, some of which is internally developed, and reflects the Company's own assumptions about the risk premiums that market participants would generally require and the assumptions they would use.
Transfers between levels are recognized as of the end of the reporting period. There were no transfers to or from Level 1 during the periods presented. Transfers between Level 2 and Level 3 are included in the summary of changes in Level 3 assets and liabilities measured at fair value on a recurring basis. During 2016, a subset of available for sale securities was transferred from Level 2 to Level 3 in the hierarchy, due to a change in the valuation approach. The new valuation approach utilizes a discounted cash flow methodology, whereas the prior approach utilized values of comparable securities in active markets.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Fair Values of Assets and Liabilities Measured on a Recurring Basis
The following tables summarize financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value. There were no changes in the valuation techniques during the 2017 period.

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
State and municipal securities	$—	$87,963	$42,015	$129,978
Corporate bonds	—	3,136	—	3,136
Residential mortgage-backed securities	—	105,029	—	105,029
Residential collateralized mortgage obligations	—	166,389	—	166,389
Securities available for sale	—	362,517	42,015	404,532
Securities carried at fair value through income	—	—	12,033	12,033
Loans held for sale	—	32,768	—	32,768
Loans at fair value	—	—	26,611	26,611
Mortgage servicing rights	—	—	24,182	24,182
Other assets - derivatives	—	3,146	—	3,146
Total recurring fair value measurements - assets	$—	$398,431	$104,841	$503,272

Other liabilities - derivatives	$—	$(3,320)	$—	$(3,320)
Total recurring fair value measurements - liabilities	$—	$(3,320)	$—	$(3,320)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
State and municipal securities	$—	$88,611	$43,858	$132,469
Residential mortgage-backed securities	—	106,021	—	106,021
Residential collateralized mortgage obligations	—	137,027	—	137,027
Securities available for sale	—	331,659	43,858	375,517
Securities carried at fair value through income	—	—	12,511	12,511
Loans held for sale	—	47,309	—	47,309
Loans at fair value	—	—	33,693	33,693
Mortgage servicing rights	—	—	29,385	29,385
Other assets - derivatives	—	5,225	—	5,225
Total recurring fair value measurements - assets	$—	$384,193	$119,447	$503,640

Other liabilities - derivatives	$—	$(5,393)	$—	$(5,393)
Total recurring fair value measurements - liabilities	$—	$(5,393)	$—	$(5,393)

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2017 and 2016 are summarized as follows:

	Loans at Fair Value	MSRs	Securities Available for Sale	Securities at FV Through Income
	(Dollars in thousands)
Balance at January 1, 2017	$33,693	$29,385	$43,858	$12,511
Gain (loss) recognized in earnings:
Mortgage banking revenue	—	(6,014)	—	—
Other noninterest income	(712)	—	—	(97)
Gain (loss) recognized in AOCI	—	—	425	—
Purchases, issuances, sales, transfers and settlements:
Purchases	—	3,061	275	—
Sales	(2,516)	(2,250)	—	—
Settlements	(3,854)	—	(2,543)	(381)
Balance at December 31, 2017	$26,611	$24,182	$42,015	$12,033

Balance at January 1, 2016	$38,110	$31,522	$—	$13,044
Transfer to Level 3 from Level 2	—	—	43,858	—
Gain (loss) recognized in earnings:
Mortgage banking revenue	—	(6,367)	—	—
Other noninterest income	(522)	—	—	(140)
Purchases, issuances, sales, and settlements:
Purchases	—	4,230	—	—
Settlements	(3,895)	—	—	(393)
Balance at December 31, 2016	$33,693	$29,385	$43,858	$12,511
The following methodologies were used to measure the fair value of financial assets and liabilities valued on a recurring basis:
Securities Available for Sale
Estimated fair values for securities available for sale are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments or discounted cash flows using observable interest rate curves and observable credit spread inputs.
Securities classified as available for sale are reported at fair value utilizing Level 2 or Level 3 inputs. For Level 2 securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, market consensus prepayment speeds, credit information and the security's terms and conditions, among other things. In order to ensure the fair values are consistent with ASC 820, Fair Value Measurements and Disclosures, the Company periodically checks the fair value by comparing them to another pricing source, such as Bloomberg. The third -party pricing service is subject to an annual review of internal controls (SSAE 16), which is made available to the Company. In certain cases where Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.
Mortgage Servicing Rights
The carrying amounts of the mortgage servicing rights equals fair value. See Note 8 - Mortgage Banking for more information on inputs.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Derivatives
Fair values for interest rate swap agreements are based upon the amounts that would be required to settle the contracts. Fair values for derivative loan commitments and forward loan sale commitments are based on fair values of the underlying mortgage loans and the probability of such commitments being exercised. Significant management judgment and estimation is required in determining these fair value measurements.
Fair Values of Assets Measured on a Recurring Basis for which the Fair Value Option has been Elected
Certain assets are measured at fair value on a recurring basis due to the Company's election to adopt fair value accounting treatment for those assets. This election allows for a more effective offset of the changes in fair values of the assets and the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting under ASC 815, "Derivative and Hedging". The following tables summarize the difference between the fair value and the unpaid principal balance for financial instruments for which the fair value option has been elected:

	December 31, 2017
	Aggregate Fair Value	Aggregate Unpaid Principal Balance	Difference
	(Dollars in thousands)
Loans held for sale(1)	$32,768	$32,216	$552
Commercial and industrial loans held for investment	5,611	5,591	20
Commercial real estate loans held for investment	21,000	20,451	549
Securities carried at fair value through income	12,033	11,918	115
Total	$71,412	$70,176	$1,236

	December 31, 2016
	Aggregate Fair Value	Aggregate Unpaid Principal Balance	Difference
	(Dollars in thousands)
Loans held for sale(1)	$47,309	$47,233	$76
Commercial and industrial loans held for investment	6,059	5,920	139
Commercial real estate loans held for investment	27,633	26,438	1,195
Securities carried at fair value through income	12,511	12,298	213
Total	$93,512	$91,889	$1,623
____________________________

(1)
$2.4 million and $112,000 of loans were past due 90 days or more at December 31, 2017 and 2016, respectively. Of these balances, the Company has guarantees receivable from U.S. government agencies totaling $1.8 million and $112,000 at December 31, 2017 and 2016, respectively.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Changes in the fair value of assets for which the Company elected the fair value option are classified in the income statement line items reflected in the following table:

	Year Ended December 31,
	2017	2016
	(Dollars in thousands)
Changes in fair value included in noninterest income:
Mortgage banking revenue	$477	$(594)
Other income:
Loans at fair value held for investment	$(712)	$(522)
Securities carried at fair value through income	(97)	(140)
Total impact on other income	(809)	(662)
Total fair value option impact on noninterest income	$(332)	$(1,256)
The following methodologies were used to measure the fair value of financial assets valued on a recurring basis for which the fair value option was elected:
Securities at Fair Value through Income
Securities carried at fair value through income are valued using a discounted cash flow with a credit spread applied to each instrument based on the credit worthiness of each issuer. Credit spreads ranged from 126 to 227 basis points at December 31, 2017. Credit spreads ranged from 83 to 227 basis points at December 31, 2016.
Loans Held for Sale
Fair values for loans held for sale are established using anticipated sale prices for loans allocated to a sale commitment, and those unallocated to a commitment are valued based on the interest rate and term for similar loans allocated.
Loans Held for Investment
For loans held for investment for which the fair value option has been elected, fair values are calculated using a discounted cash flow model with inputs including observable interest rate curves and unobservable credit adjustment spreads based on credit risk inherent in the loan. Credit spreads ranged from 283 to 413 basis points at December 31, 2017 and 2016.
Fair Values of Financial Instruments Not Measured at Fair Value
Accounting guidance from the FASB requires the disclosure of estimated fair value information about certain on- and off-balance sheet financial instruments, including those financial instruments that are not measured and reported at fair value on a recurring basis. The significant methods and assumptions used by the Company to estimate the fair value of financial instruments are discussed below.
Cash and Cash Equivalents and Time Deposits in Banks
The carrying amounts for cash and cash equivalents and time deposits in banks approximate their fair value.
Non-marketable Equity Securities Held in Other Financial Institutions
The carrying amounts of the investments approximate fair value.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Securities Held to Maturity
Estimated fair values for securities held to maturity are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments or discounted cash flows using observable interest rate curves and observable credit spread inputs.
Accrued Interest and Loan Fees Receivable
Accrued interest receivable represents interest on loans and investments. Accrued interest payable represents interest on deposits and borrowings. The carrying amount of accrued interest receivable and payable approximates fair value. Loan fees receivable represents fees assessed on loans.
Loans
For loans held for investment, fair values are estimated for portfolios of loans that have similar financial characteristics. Loans are segregated by type and maturity. Each loan category is further segmented into fixed and adjustable rate interest terms.
The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. For purposes of estimating fair value, loans with a remaining maturity of three months or less and adjustable rate loans are assumed to be carried at approximate fair value due to re-pricing at current market rates.
Deposits
The carrying amount of noninterest-bearing deposits approximates fair value. The fair value of interest-bearing deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities by the Company and comparable institutions.
Short-Term Borrowings
The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values.
Long-Term Borrowings
The fair value of the long-term advances from the FHLB is calculated using market interest rates currently available to the Company and comparable institutions for debt with similar terms and remaining maturities.
Junior Subordinated Debentures
The fair value is calculated using the discounted value of future cash flows which include market interest rates currently available to the Company and comparable institutions for debt with similar terms and remaining maturities.
Outstanding Commitments
Outstanding commitments include commitments to extend credit, letters of credit and unadvanced lines of credit for which fair values were estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions. The estimated fair value of these commitments was not material at December 31, 2017.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The carrying value and estimated fair values of financial instruments not measured at fair value are as follows:

	December 31, 2017		December 31, 2016
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:	(Dollars in thousands)
Level 2 inputs:
Cash and cash equivalents	$187,187	$187,187	$259,883	$259,883
Securities held to maturity	20,188	20,265	20,710	20,995
Non-marketable equity securities held in other financial institutions	22,967	22,967	19,675	19,675
Accrued interest and loan fees receivable	10,719	10,719	9,518	9,518
Level 3 inputs:
Loans held for investment, net(1)	3,177,337	3,238,872	3,027,851	3,064,512
Financial liabilities:
Level 2 inputs:
Deposits	3,512,014	3,352,213	3,443,266	3,436,460
Overnight repurchase agreements with depositors	36,178	36,178	33,445	33,445
Long-term borrowings	75,604	76,577	76,898	76,063
Junior subordinated debentures	9,619	14,132	9,596	14,357
Accrued interest payable	2,424	2,424	2,845	2,845
____________________________

(1)	Loans held for investment, net does not include $26.6 million or $33.7 million of loans held at fair value at December 31, 2017 or 2016, respectively.
Fair Value of Assets Measured on a Nonrecurring Basis
Collateral Dependent Impaired Loans
Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment.  Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans. If the impaired loan is identified as collateral-dependent, the fair value method of measuring the amount of impairment is utilized.  This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value. Impaired loans that are collateral-dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method. The fair value of impaired loans with specific allocated losses was $18.2 million and $33.1 million at December 31, 2017 and 2016, respectively.
Non-Financial Assets
Foreclosed assets held for sale are the only non-financial assets valued on a non-recurring basis which are initially recorded by the Company at fair value, less estimated costs to sell. At foreclosure, if the fair value, less estimated costs to sell, of the real estate acquired is less than the Company’s recorded investment in the related loan, a write-down is recognized through a charge to the allowance for loan losses. Additionally, valuations are periodically performed by management and any subsequent reduction in value is recognized by a charge to income. The fair value of foreclosed assets held for sale is estimated using Level 3 inputs based on observable market data and was $ 499 ,000 and $1.6 million at December 31, 2017 and 2016, respectively. At December 31, 2017, the Company had $2.7 million in residential mortgage loans in the process of foreclosure.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 6 - Premises, Equipment, and Lease Commitments
Major classifications of premises and equipment are summarized below:

	December 31,
	2017	2016
	(Dollars in thousands)
Land, buildings and improvements	$84,468	$86,941
Furniture, fixtures and equipment	25,349	29,260
Leasehold improvements	9,673	10,560
Construction in process	296	3,287
	119,786	130,048
Accumulated depreciation	(42,378)	(43,309)
Total	$77,408	$86,739
During 2017, the Company sold two tracts of bank-owned land in the Dallas-Fort Worth metroplex ("DFW") for a net gain of $1.5 million. At December 31, 2017, the Company holds a tract of land for sale in Shreveport which is reflected in land, building and improvements at $2.7 million and a closed banking center in the DFW area reflected in other real estate owned at $267,000.
The following schedule presents the Company's capital leases:

	December 31,
	2017	2016
	(Dollars in thousands)
Gross book value	$1,665	$1,665
Accumulated amortization (included as a component of accumulated depreciation)	(963)	(722)
Net book value	$702	$943

Capital lease obligations	$758	$999
The Company also leases certain real estate for its banking premises, as well as certain equipment, under non-cancelable operating leases that expire at various dates through 2037. Management expects that, in the normal course of business, most leases that expire will be renewed or replaced by other similar leases. The Company recognizes escalating lease payments on a straight-line basis over the term of each respective lease with the difference between cash payment and rent expense recognized being recorded as deferred rent (included in accrued expenses and other liabilities) in the accompanying consolidated balance sheets.
Depreciation expense for premises and equipment totaled $5.3 million and $6.4 million for the years ended December 31, 2017 and 2016, respectively.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Minimum future lease obligations for capital and operating leases at December 31, 2017, were as follows:

Year ended December 31,	Capital Leases	Operating Leases
	(Dollars in thousands)
2018	$276	$4,448
2019	276	3,820
2020	253	3,667
2021	—	3,294
2022	—	2,953
Thereafter	—	10,106
Total	805	28,288
Less amounts representing interest	47	—
Total lease obligations	$758	$28,288
Total lease and rental expense for the years ended December 31, 2017 and 2016 was $4.2 million and $4.0 million, respectively, and was included in occupancy and equipment, net in the accompanying consolidated statements of income.
Note 7 - Goodwill and Other Intangible Assets, Net
The components of the Company's goodwill and other intangible assets are as follows:

	Weighted Avg Remaining Useful Life (Yrs)	Gross	Accumulated Amortization	Net
As of December 31, 2017	(Dollars in thousands, except year data)
Goodwill	—	$22,192	$—	$22,192

Other intangible assets:
Core deposit intangibles	4.3	1,260	(754)	506
Relationship based intangibles	10.8	3,996	(2,358)	1,638
Total		$27,448	$(3,112)	$24,336
As of December 31, 2016
Goodwill	—	$22,192	$—	$22,192

Other intangible assets:
Core deposit intangibles	5.3	1,846	(1,103)	743
Relationship based intangibles	11.8	3,996	(2,077)	1,919
Total		$28,034	$(3,180)	$24,854
There were no changes to the carrying amount of the Company’s goodwill during the years ended December 31, 2017 and 2016. Amortization expense on other intangible assets totaled $518,000 and $1.5 million for the years ended December 31, 2017 and 2016, respectively, and was included as a component of other noninterest expense in the consolidated statements of income.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Estimated future amortization expense for intangible assets remaining at December 31, 2017 was as follows:

Year ended December 31,	(Dollars in thousands)
2018	$417
2019	335
2020	276
2021	218
2022	159
Thereafter	739
Total	$2,144
Note 8 - Mortgage Banking
The following table presents the Company's mortgage banking operations:

	Years ended December 31,
	2017	2016
Revenue:	(Dollars in thousands)
Origination	$1,281	$1,312
Gain on sale of loans held for sale	11,249	12,522
Servicing	7,873	8,146
MSR change due to payoffs/paydowns	(4,005)	(4,425)
Total	16,398	17,555
MSR and hedge fair value adjustment(1)	(592)	(2,686)
Mortgage banking revenue	$15,806	$14,869

Origination volume	$500,234	$745,320
Mortgage loans sold	517,326	754,667
Outstanding principal balance of mortgage loans serviced at year-end(2)	2,183,944	2,497,602
____________________________

(1)	The Company recorded a $343,000 write-down to MSR assets sold in 2017, which is included in this line.

(2)	Included in the outstanding principal balance of mortgage loans serviced at December 31, 2017 and 2016 were loans serviced for the Company by others of $56.5 million and $64.4 million, respectively.
Management uses mortgage-backed securities to mitigate impact of changes in fair value of MSRs on the consolidated statements of income. See Note 11 - Derivative Financial Instruments for further information. Changes in MSRs related to fair value are recorded in mortgage banking revenue in the consolidated statements of income.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Mortgage Servicing Rights ("MSRs")
Activity in MSRs was as follows:

	Years ended December 31,
	2017	2016
	(Dollars in thousands)
Balance at beginning of period	$29,385	$31,522
Origination of servicing rights	3,061	4,230
Change in fair value, including amortization	(6,014)	(6,367)
Sale of servicing rights	(2,250)	—
Balance at end of period	$24,182	$29,385
The significant assumptions used to value MSRs were as follows:

	December 31,
	2017	2016
Prepayment speed	10.80%	9.93%
Discount rate	9.33	8.82
Periodic servicing costs per loan	$76.22	$74.36
In recent years, there have been significant market-driven fluctuations in these assumptions listed above.  These fluctuations can be rapid and may continue to be significant.  Therefore, estimating these assumptions within ranges that market participants would use in determining the fair value of MSRs requires significant management judgment.
The Company receives annual servicing fee income approximating 0.29% of the outstanding balance of the underlying loans. In connection with the Company's activities as a servicer of mortgage loans, the investors and the securitization trusts have no recourse to the Company's assets for failure of debtors to pay when due.
The Company is potentially subject to losses in its loan servicing portfolio due to loan foreclosures. The Company has obligations to either repurchase the outstanding principal balance of a loan or make the purchaser whole for the economic benefits of a loan if it is determined that the loan sold was in violation of representations or warranties made by it at the time of the sale, herein referred to as mortgage loan servicing putback expenses. Such representations and warranties typically include those made regarding loans that had missing or insufficient file documentation and/or loans obtained through fraud by borrowers or other third parties. Putback requests may be made until the loan is paid in full. When a putback request is received, the Company evaluates the request and takes appropriate actions based on the nature of the request. The Company is required by Federal National Mortgage Association and Federal Home Loan Mortgage Corporation to provide a response to putback requests within 60 days of the date of receipt.
The total mortgage loan servicing putback expenses incurred by the Company were $106,000 and $83,000 for the years ended December 31, 2017 and 2016, respectively. At December 31, 2017 and December 31, 2016, the reserve for mortgage loan servicing putback expenses totaled $254,000 and $226,000, respectively. There is inherent uncertainty in reasonably estimating the requirement for reserves against future mortgage loan servicing putback expenses.  Future putback expenses are dependent on many subjective factors, including the review procedures of the purchasers and the potential refinance activity on loans sold with servicing released and the subsequent consequences under the representations and warranties.
Government National Mortgage Association ("GNMA") optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing.  At the servicer's option and without GNMA's prior authorization, the

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

servicer may repurchase such a delinquent loan for an amount equal to 100 percent of the remaining principal balance of the loan.  This buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional.  When the Company is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the balance sheet as mortgage loans held for sale, regardless of whether the Company intends to exercise the buy-back option.  These loans are reported as held for sale at amortized cost with the offsetting liability being reported in other miscellaneous liabilities. The balance included in mortgage loans held for sale and other miscellaneous liabilities at December 31, 2017 and December 31, 2016 was $32.6 million and $23.5 million, respectively.
Note 9 - Deposits
Deposit balances are summarized as follows:

	At December 31,
	2017	2016
	(Dollars in thousands)
Noninterest-bearing demand	$832,853	$780,065
Interest bearing demand	738,967	788,936
Money market	900,039	793,016
Brokered	276,214	295,403
Savings	144,848	136,905
Time deposits	619,093	648,941
Total Deposits	$3,512,014	$3,443,266
Municipal deposits totaled $339.9 million and  $334.9 million at December 31, 2017 and 2016, respectively.
Included in time deposits at December 31, 2017 and 2016, are $224.8 million and $243.5 million, respectively, of time deposits in denominations of $250,000 or more.
Maturities of time deposits are as follows:

Year ended December 31,	(Dollars in thousands)
2018	$345,586
2019	133,587
2020	75,339
2021	28,075
2022	36,506
$619,093
At December 31, 2017 and 2016, overdrawn deposits of $640,000 and $1.0 million, respectively, were reclassified as unsecured loans.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 10 - Borrowings
Borrowed funds are summarized as follows:

	December 31,
	2017	2016
	(Dollars in thousands)
Overnight repurchase agreements with depositors	$36,178	$33,445
Long-term FHLB advances	75,604	76,898
Total FHLB advances and repurchase agreements	$111,782	$110,343
Junior subordinated debentures	$9,619	$9,596
Short-Term Borrowings
As of December 31, 2017 and 2016, the Company had unsecured lines of credit for the purchase of federal funds in the amount of $125.0 million and $80.0 million respectively, with no amounts outstanding at either date. It is customary for the financial institutions granting the unsecured credit lines to require a minimum amount of cash be held on deposit at that institution. Amounts required to be held on deposit are typically $250,000 or less, and the Company has complied with all compensating balance requirements to allow utilization of these lines.
Securities sold under agreements to repurchase consist of the Company's obligations to other parties and mature on a daily basis. These obligations to other parties carried a daily average interest rate of 0.29% and 0.28% for the years ended December 31, 2017 and 2016, respectively.
Long-Term Borrowings
Interest rates for FHLB long-term advances outstanding at December 31, 2017 and December 31, 2016, ranged from 1.99% to 5.72%, and these advances are subject to restrictions or penalties in the event of prepayment.
Scheduled maturities of long-term advances from the FHLB at December 31, 2017 are as follows:

Year ended December 31,	(Dollars in thousands)
2018	$50,540
2019	847
2020	1,127
2021	1,167
2022	2,619
Thereafter	19,304
$75,604
As of December 31, 2017, the Company held 14 unfunded letters of credit from the FHLB totaling $230.1 million with expiration dates ranging from January 11, 2018 to February 15, 2019. As of December 31, 2016, the Company held 12 unfunded letters of credit from the FHLB totaling $170.7 million with expiration dates ranging from January 23, 2017 to February 2, 2018.
Security for all indebtedness and outstanding commitments to the FHLB consists of a blanket floating lien on all of the Company's first mortgage loans, commercial real estate and other real estate loans, as well as the Company's investment in capital stock of the FHLB and deposit accounts at the FHLB. The net amounts available under the blanket floating lien as of December 31, 2017 and 2016 were $649.0 million and $627.6 million, respectively.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Junior Subordinated Debentures
The Company has two wholly-owned, unconsolidated subsidiary grantor trusts that were established for the purpose of issuing trust preferred securities. The trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each trust agreement. The trusts used the net proceeds from each of the offerings to purchase a like amount of junior subordinated debentures (the “debentures”) of the Company. The debentures are the sole assets of the trusts. The Company’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon maturity of the debentures, or upon earlier redemption as provided in the indentures. The Company has the right to redeem the debentures, in whole or in part on or after specific dates, at a redemption price specified in the indentures governing the debentures plus any accrued but unpaid interest to the redemption date. Due to the extended maturity date of the trust preferred securities, they are included in Tier I capital for regulatory purposes, subject to certain limitations.
The following table is a summary of the terms of the current debentures at December 31, 2017:

Issuance Trust	Issuance Date	Maturity Date	Amount Outstanding	Rate Type	Current Rate	Maximum Rate
	(Dollars in thousands)
CTB Statutory Trust I	07/2001	07/2031	$6,702	Variable (1)	4.68%	12.50%
First Louisiana Statutory Trust I	09/2006	12/2036	4,124	Variable (2)	3.39%	16.00%
			$10,826
____________________________

(1)	The trust preferred securities reprice quarterly based on the three-month LIBOR plus 3.30%, with the last reprice date on October 27, 2017.

(2)	The trust preferred securities reprice quarterly based on the three-month LIBOR plus 1.80%, with the last reprice date on December 13, 2017.
The amounts of the debentures outstanding varies from the amounts carried on the consolidated balance sheet due to the remaining purchase discount of $1.2 million at both December 31, 2017 and 2016, which was established with the acquisition of the issuer of the First Louisiana Statutory Trust I securities, and which is being amortized over the remaining life of the securities using the interest method.
Note 11 - Derivative Financial Instruments
Risk Management Objective of Using Derivatives
The Company enters into derivative financial instruments to manage risks related to differences in the amount, timing, and duration of the Company’s known or expected cash receipts and its known or expected cash payments, as well as to manage changes in fair values of some assets which are marked at fair value through the income statement on a recurring basis.
Cash Flow Hedges of Interest Rate Risk
The Company is a party in interest rate swap agreements under which the Company receives interest at a variable rate and pays at a fixed rate. This derivative instrument represented by this swap agreement is designated as a cash flow hedge of the Company's forecasted variable cash flows under a variable-rate term borrowing agreement. During the term of the swap agreement, the effective portion of changes in the fair value of the derivative instrument are recorded in accumulated other comprehensive income and subsequently reclassified into earnings in the periods that the hedged forecasted variable-rate interest payments affected earnings. There was no ineffective portion of the change in fair value of the derivative recognized directly in earnings. The entire swap fair value will be reclassified into earnings before the expiration date.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Derivatives Not Designated as Hedges
Customer Interest Rate Derivative Program
The Company offers certain derivatives products, primarily interest rate swaps, directly to qualified commercial banking customers to facilitate their risk management strategies. In some instances, the Company acts only as an intermediary, simultaneously entering into offsetting agreements with unrelated financial institutions, thereby mitigating its net risk exposure resulting from such transactions and not significantly impacting its results of operations. Because the interest rate derivatives associated with this program do not meet hedge accounting requirements, changes in the fair value of both the customer derivatives and any offsetting derivatives are recognized directly in earnings as a component of noninterest income.
Mortgage Banking Derivatives
The Company enters into certain derivative agreements as part of its mortgage banking and related risk management activities. These agreements include interest rate lock commitments on prospective residential mortgage loans and forward commitments to sell these loans to investors on a mandatory delivery basis. The Company also economically hedges the value of MSRs by entering into a series of commitments to purchase mortgage-backed securities in the future.
Fair Values of Derivative Instruments on the Balance Sheet
The following tables disclose the fair value of derivative instruments in the Company's balance sheets as of December 31, 2017 and 2016, as well as the effect of these derivative instruments on the Company's consolidated statements of income for the years ended December 31, 2017 and 2016:

		Notional Amounts		Fair Values
		December 31,		December 31,
	Hedge Type	2017	2016	2017	2016
Derivatives designated as hedging instruments:		(Dollars in thousands)
Interest rate swaps included in other assets (liabilities)	Cash Flow	$10,500	$10,500	$41	$(65)

Derivatives not designated as hedging instruments:
Interest rate swaps included in other assets	NA	$132,959	$107,115	$2,314	$3,642
Interest rate swaps included in other liabilities	NA	159,479	151,722	(3,221)	(5,328)
Forward commitments to purchase mortgage-backed securities included in other assets (liabilities)	NA	160,000	330,000	(50)	159
Forward commitments to sell residential mortgage loans included in other assets (liabilities)	NA	57,400	80,229	(49)	662
Interest rate-lock commitments on residential mortgage loans included in other assets	NA	37,072	50,660	791	762
		$546,910	$719,726	$(215)	$(103)

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The weighted-average rates paid and received for interest rate swaps outstanding at December 31, 2017, were as follows:

	Weighted-Average
	Interest Rate Paid	Interest Rate Received
Interest rate swaps:	(Dollars in thousands)
Cash flow hedges	4.81%	4.19%
Non-hedging interest rate swaps - financial institution counterparties	4.81	3.45
Non-hedging interest rate swaps - customer counterparties	3.54	4.89
Gains and losses recognized on derivative instruments not designated as hedging instruments are as follows:

	Years Ended December 31,
	2017	2016
Derivatives not designated as hedging instruments:	(Dollars in thousands)
Amount of loss recognized in mortgage banking revenue	$(259)	$(2,570)
Amount of gain recognized in other noninterest income	707	842
Some interest rate swaps included in other assets were subject to a master netting arrangement with the counterparty in all years presented and could be offset against some amounts included in interest rate swaps included in other liabilities. The Company has chosen not to net these exposures in the consolidated balance sheets, and any impact of netting these amounts would not be significant.
At December 31, 2017 and December 31, 2016, the Company had cash collateral on deposit with swap counterparties totaling $7.0 million and $13.3 million, respectively. These amounts are included in interest-bearing deposits in banks in the consolidated balance sheets.
Note 12 - Stock and Incentive Compensation Plans
The Company has granted, and currently has outstanding, stock and incentive compensation awards subject to the provisions of the 2012 Stock Incentive Plan (the "2012 Plan").  Additionally, awards have been issued prior to the establishment of the 2012 Plan, some of which are still outstanding. The 2012 Plan is designed to provide flexibility to the Company regarding its ability to motivate, attract and retain the services of key officers, employees and directors. The 2012 Plan allows the Company to make grants of dividend equivalent rights, incentive stock options, non-qualified stock options, performance unit awards, restricted stock awards, restricted stock units and stock appreciation rights. At December 31, 2017 , the maximum number of shares of the Company's common stock available for issuance under the 2012 Plan was 1,137,672 shares.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Share-based compensation cost charged to income for the years ended December 31, 2017 and 2016 is presented below:

	Years ended December 31,
	2017	2016
	(Dollars in thousands)
Restricted stock	$1,180	$1,082
Stock options(1)	(30)	465
Total stock compensation expense	$1,150	$1,547
Related tax benefits recognized in net income	$403	$541
____________________________

(1)
Stock option expense for the year ended December 31, 2017 included expense reversal related to 16,638 stock options forfeited during the period. All remaining stock options became fully vested during the first quarter of 2017.

Stock Option Grants
The Company issues common stock options to select officers and employees through individual agreements and as a result of obligations assumed in association with negotiated mergers. As a result, both incentive and nonqualified stock options have been issued and may be issued in the future. The exercise price of each option varies by agreement and is based on either the fair value of the stock at the date of the grant in circumstances where option grants occurred or based on the previously committed exercise price in the case of options acquired through merger. No outstanding stock option has a term that exceeds twenty years. Vesting periods range from immediate to ten years from the date of grant or merger. The Company recognizes compensation cost for stock option grants over the required service period based upon the grant date fair-value, which is established using a Black-Scholes valuation model. The Black-Scholes valuation model uses assumptions of risk-free interest rate, expected term of stock options, expected stock price volatility and expected dividends. Forfeitures are recognized as they occur. The Company did not grant any stock options during 2017 or 2016.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The table below summarizes the status of the Company's stock options and changes during the years ended December 31, 2017 and 2016. Prior year share amounts have been adjusted to reflect a stock split that occurred on October 5, 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value(1)
Year Ended December 31, 2016	(Dollars in thousands, except share and per share data)
Outstanding at January 1, 2016	531,922	$11.69	6.39	$7,322
Exercised	(169,000)	12.34	—	1,633
Expired	(4,284)	12.29	—	—
Outstanding at December 31, 2016	358,638	11.37	7.79	3,844

Year Ended December 31, 2017
Outstanding at January 1, 2017	358,638	$11.37	7.79	$3,844
Exercised	(22,500)	12.29	—	304
Forfeited	(16,638)	23.89	—	—
Outstanding at December 31, 2017	319,500	10.65	7.07	4,840
Exercisable at December 31, 2017	319,500	10.65	7.07	4,840
____________________________

(1)
The intrinsic value for stock options is calculated based on the difference between the weighted average exercise price of the underlying awards and the weighted average market price of the Company's common stock calculated over thirty days immediately prior to the reporting date.

During the year ended December 31, 2017, stock options representing 22,500 shares of common stock were exercised, of which, 12,500 options were exercised in a partial cashless exercise. As a result, 7,900 shares were surrendered to cover a portion of the exercise price and recipient's tax liability, and a total of 14,600 common stock shares were issued.
During the year ended December 31, 2016, stock options representing 169,000 shares of common stock were exercised, of which, 109,000 options were exercised as part of a cashless exercise. As a result, 74,929 shares were surrendered to cover the exercise price and recipient's tax liability, and a total of 94,071 common shares were issued.
There were no stock options granted during the years ended December 31, 2017 or 2016.
Restricted Stock Grants
The Company's restricted stock grants are time-vested awards and are granted to the Company's Board of Directors, executives and senior management team.  The service period in which time-vested awards are earned ranges from one to five years.  Time-vested awards are valued utilizing the fair value of the Company's stock at the grant date.  These awards are recognized on the straight-line method over the requisite service period, with forfeitures recognized as they occur.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The following table summarizes the Company's time-vested award activity:

	Years Ended December 31,
	2017		2016
	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Nonvested shares, January 1,	84,019	$24.22	102,012	$24.56
Granted	35,913	25.14	31,477	23.19
Vested	(55,003)	24.39	(43,770)	24.19
Forfeited	(3,636)	24.12	(5,700)	24.69
Nonvested shares, December 31,	61,293	$24.61	84,019	$24.22
During the year ended December 31, 2017, award recipients surrendered 11,843 shares to cover taxes owed upon the vesting of restricted stock awards. During the year ended December 31, 2016, award recipients surrendered 6,828 shares to cover taxes owed upon the vesting of restricted stock awards.
As of December 31, 2017, there was $1.2 million of total unrecognized compensation cost related to non-vested restricted shares awarded under the Company's stock plan. That cost is expected to be recognized over a weighted average period of 2.03 years.
Note 13 - Employee Stock Ownership Plan
Defined Contribution Benefit Plan
The Company maintains a leveraged Employee Stock Ownership Plan that is a defined contribution benefit plan containing provisions of section 401(k) of the Internal Revenue Service. The ESOP covers substantially all employees who have been employed 90 days and meet certain other requirements and employment classification criteria. Dividends on unallocated ESOP shares are allocated to the outstanding ESOP note payable and dividends paid on allocated shares are paid to participant accounts. Under the provisions of the ESOP, the Company matches 50% of the first 6% of eligible compensation deferred by a participant. Eligible compensation includes salaries, wages, overtime and bonuses, and excludes expense reimbursements and fringe benefits. In addition, the Company may make additional contributions out of current or accumulated net profit of an amount determined by the Company's Board of Directors. Company matching contributions are made 100% in the stock of the Company. The total of the Company's contributions may not exceed limitations set forth in the Plan document or the maximum deductible under the Internal Revenue Code. The ESOP provides participants the right to sell their shares of the Company's stock within the ESOP back to the Company in the event they are no longer employed by the Company. The fair value of the shares by the ESOP at December 31, 2017 and 2016 was $35.0 million and $28.6 million, respectively.
Shares held by the ESOP and allocated to participants were 1,151,030 and 1,107,131 at December 31, 2017 and 2016, respectively. There were no unallocated shares held by the ESOP at December 31, 2017 or 2016.
Although it has not expressed any intention to do so, the Company has the right to terminate the ESOP at any time. The total expense related to the ESOP, including optional contributions, was $1.4 million for both the years ended December 31, 2017 and 2016.
The fair value of shares of common stock held by the ESOP are deducted from permanent shareholders’ equity in the consolidated balance sheets and reflected in a line item below liabilities and above shareholders’ equity. This presentation is necessary in order to recognize the put option within the ESOP-owned shares, consistent with SEC guidelines, that is present as long as the Company is not publicly traded. The Company uses a valuation by an external third party to determine the maximum possible cash obligation related to those securities. Increases or decreases in the value of the cash obligation are included in a separate line item in the statements of changes in

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

shareholders’ equity. The fair value of allocated shares subject to this repurchase obligation totaled $35.0 million and $28.6 million at December 31, 2017 and 2016, respectively.
Other Benefit Plans
The Company has established deferred compensation plans for some of its key executives for which deferred compensation liabilities are recorded as a component of accrued expenses and other liabilities in the accompanying consolidated balance sheets. The deferred compensation liability as of December 31, 2017 and December 31, 2016 was $8.3 million and $7.5 million, respectively. The expense recorded for the deferred compensation plan totaled $1.1 million and $1.4 million for the years ended December 31, 2017 and 2016, respectively.
Note 14 - Income Taxes
The provision for income taxes is as follows:

	Years Ended December 31,
	2017	2016
Federal income taxes:	(Dollars in thousands)
Current	$715	$1,321
Deferred	4,644	1,532
State income taxes:
Current	167	195
Deferred	287	(132)
Income tax expense	$5,813	$2,916
The Tax Cuts and Jobs Act, enacted on December 22, 2017, reduced the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018. The Company remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. However, management is still analyzing certain aspects of the Act and refining the Company's calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. The amount recorded as a component of income tax expense related to the remeasurement of our deferred tax balance was $2.0 million . In addition, the Company's estimates may also be affected as management gains a more thorough understanding of the tax law, however such changes are not expected to be significant.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	Years Ended December 31,
	2017		2016
	Amount	%	Amount	%
	(Dollars in thousands)
Income taxes computed at statutory rate	$7,169	35.00%	$5,518	35.00%
Tax exempt revenue, net of nondeductible interest	(1,629)	(7.95)	(1,717)	(10.89)
Low-income housing tax credits, net of amortization	(624)	(3.05)	(936)	(5.94)
Other tax credits, net of add-backs	(1,002)	(4.89)	(1,002)	(6.36)
Bank-owned life insurance income	(221)	(1.08)	(248)	(1.57)
State income taxes, net of federal benefit	186	0.91	40	0.26
Stock-based compensation	(80)	(0.39)	(461)	(2.92)
Deferred tax asset and income tax receivable true-up	—	—	2,468	15.65
Return to provision adjustment	(241)	(1.17)	(1,026)	(6.51)
Deferred tax write-down for enacted tax rate changes	1,972	9.63	—	—
Other	283	1.37	280	1.78
Total income tax expense	$5,813	28.38%	$2,916	18.50%
As a result of the Tax Cuts and Jobs Act, deferred taxes as of December 31, 2017 are based on the newly enacted U.S. statutory federal income tax rate of 21%. Deferred taxes as of December 31, 2016 are based on the previously enacted U.S. statutory federal income tax rate of 35%. Significant components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2017	2016
Deferred tax assets:	(Dollars in thousands)
Credit loss allowances	$8,535	$18,756
Deferred compensation and share-based compensation	2,286	3,763
Net operating loss carryforwards	1,241	5,108
Credit carryforwards	5,968	3,902
Other	454	309
Gross deferred tax assets	18,484	31,838
Valuation allowance	(797)	(828)
Deferred tax assets net of valuation allowance	$17,687	$31,010

Deferred tax liabilities:
Available for sale securities mark to market	$879	$1,888
Basis difference in premises and equipment	2,082	2,550
Intangible assets	338	734
Mortgage servicing rights	5,225	10,431
Other	137	1,919
Gross deferred tax liabilities	8,661	17,522
Net deferred tax asset	$9,026	$13,488

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

During 2016, the Company elected certain tax accounting method changes with the Internal Revenue Service for originated mortgage servicing rights, certain securities, deferred rents and tenant improvement allowances for certain leases. The result of these accounting changes generated tax net operating losses and credit carryforwards for the 2016 tax year. As of December 31, 2017 the Company has utilized all of the net operating losses generated in 2016. At December 31, 2017 the Company has $4.4 million in Federal gross net operating loss carryforwards acquired in previous business combinations expiring between 2023 and 2031, and $7.5 million in state net operating losses. Due to limitations on the amounts of these losses that can be recognized annually, the Company has determined that it is more likely than not that some of these net operating loss carryforwards will expire unused, and has established a $797,000 valuation allowance related to these carryforwards. The Company also has $6.0 million in tax credit carryforwards that expire beginning in 2036.
The Company files a consolidated income tax return in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities in these taxing jurisdictions for the years before 2014.
Note 15 - Stockholders' Equity
Stock Issuance
On November 23, 2016, the Company issued 1,954,623 shares of its common stock and 90,832 of its Series D preferred shares in a private placement offering, generating net proceeds of $43.8 million after adjustments for cost of issuance. In connection with a 2012 sale of the Company's common stock, two investors obtained the right to appoint a member of the Company's Board of Directors.
Stock Split
On September 28, 2016, the Company's Board of Directors declared a two-for-one stock split that was paid in the form of a 100% stock dividend on October 5, 2016, (the "payment date") to shareholders of record at the close of business on September 28, 2016. The Company's common stock began trading on a split-adjusted basis on or about October 6, 2016. The stock split increased the Company's total shares of common stock outstanding as of October 5, 2016, from 8,722,665 shares to 17,445,330 shares. All previously reported share and per share data included herein prior to the payment date have been restated to reflect the retroactive effect of this two-for-one split.
Preferred Stock
Senior Non-Cumulative Perpetual Preferred Stock, Series SBLF ("Series SBLF") was issued in July 2011. Series SBLF is a nonvoting class of stock, except in limited circumstances. Dividends on Series SBLF were payable quarterly at a variable annual dividend rate between 1.00% and 7.00% through January 6, 2016, then became payable quarterly at a fixed annual dividend rate of 9.00%. Series SBLF may be redeemed at any time, for $1,000 per share plus any accrued but unpaid dividends, at the option of the Company, subject to regulatory approval. The average annual dividend rate for 2017 and 2016 was 9.00%. Dividends on Series SBLF declared, but paid in the subsequent quarter, were $1.1 million at both December 31, 2017 and December 31, 2016.
Series D Nonvoting Convertible Preferred Stock ("Series D") was first issued in 2012, with additional shares issued in 2016. Series D ranks subordinate to all other classes of preferred stock, holders are entitled to dividends on an equal basis as those of common shares, and holders may convert the shares on a one for one basis to common stock provided after the conversion the holder (with their affiliates) does not own more than 9.99% of common stock (or any class of voting securities issued by the Company). Holders of Series D have no voting rights, except in limited circumstances.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Accumulated Other Comprehensive Income
Accumulated other comprehensive income includes the after-tax change in unrealized gains and losses on available for sale ("AFS") securities and cash flow hedging activities.

	Unrealized gains on AFS securities	Cash flow hedges	Accumulated other comprehensive income
	(Dollars in thousands)
Balance at January 1, 2017	$3,505	$(42)	$3,463
Net change	(2,225)	69	(2,156)
Balance at December 31, 2017	$1,280	$27	$1,307

Balance at January 1, 2016	$5,289	$(105)	$5,184
Net change	(1,784)	63	(1,721)
Balance at December 31, 2016	$3,505	$(42)	$3,463
Note 16 - Regulatory Capital Matters
Regulatory Capital Matters
The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
The Company is subject to the Basel III regulatory capital framework (the "Basel III Capital Rules"). Starting in January 2016, the implementation of the capital conservation buffer was effective for the Company starting at the 0.625% level and increasing 0.625% each year thereafter, until it reaches 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress and requires increased capital levels for the purpose of capital distributions and other payments. Failure to meet the full amount of the buffer will result in restrictions on the Company's ability to make capital distributions, including dividend payments and stock repurchases and to pay discretionary bonuses to executive officers.
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, CET1 and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2017 and 2016, the Company and the Bank meet all capital adequacy requirements to which they are subject, including the capital buffer requirement.
As of December 31, 2017 and 2016, the Bank’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized," the Bank must maintain minimum total risk based, CET1, Tier 1 risk based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

The actual capital amounts and ratios of the Company and Bank as of December 31, 2017 and December 31, 2016, are presented in the following table:

	Actual		Minimum Capital Required - Basel III Fully Phased-In		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017	(Dollars in thousands)
Common Equity Tier 1 to Risk-Weighted Assets
Origin Bancorp, Inc.	$360,069	9.35%	$269,570	7.00%	N/A	N/A
Origin Bank	416,175	10.82	269,244	7.00	250,012	6.50%
Tier I Capital to Risk-Weighted Assets
Origin Bancorp, Inc.	433,338	11.25	327,411	8.50	N/A	N/A
Origin Bank	416,175	10.82	326,940	8.50	307,708	8.00
Total Capital to Risk-Weighted Assets
Origin Bancorp, Inc.	472,437	12.26	404,616	10.50	N/A	N/A
Origin Bank	455,274	11.84	403,748	10.50	384,522	10.00
Leverage Ratio
Origin Bancorp, Inc.	433,338	10.53	164,611	4.00	N/A	N/A
Origin Bank	416,175	10.13	164,334	4.00	205,418	5.00
December 31, 2016
Common Equity Tier 1 to Risk-Weighted Assets
Origin Bancorp, Inc.	$351,697	9.42%	$261,346	7.00%	N/A	N/A
Origin Bank	407,412	10.94	260,684	7.00	242,064	6.50%
Tier I Capital to Risk-Weighted Assets
Origin Bancorp, Inc.	422,952	11.33	317,307	8.50	N/A	N/A
Origin Bank	407,412	10.94	316,545	8.50	297,925	8.00
Total Capital to Risk-Weighted Assets
Origin Bancorp, Inc.	469,745	12.58	392,077	10.50	N/A	N/A
Origin Bank	454,070	12.19	391,119	10.50	372,494	10.00
Leverage Ratio
Origin Bancorp, Inc.	422,952	10.67	158,706	4.00	N/A	N/A
Origin Bank	407,412	10.31	158,065	4.00	197,581	5.00
In the ordinary course of business, Origin Bancorp, Inc. is dependent upon dividends from Origin Bank to provide funds for the payment of dividends to stockholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of Origin Bank to fall below specified minimum levels. Approval is also required if dividends declared and paid exceed the Bank's year-to-date net income combined with the retained net income for the preceding year. Management believes under the foregoing dividend restrictions and while maintaining its “well capitalized” status, at December 31, 2017, Origin Bank could pay aggregate dividends of up to $14.5 million to Origin Bancorp, Inc. without prior regulatory approval.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 17 - Commitments and Contingencies
Credit Related Commitments
In the normal course of business, the Company enters into financial instruments, such as commitments to extend credit and letters of credit, to meet the financing needs of its customers. Such instruments are not reflected in the accompanying consolidated financial statements until they are funded, although they expose the Company to varying degrees of credit risk and interest rate risk in much the same way as funded loans.
Commitments to extend credit include revolving commercial credit lines, nonrevolving loan commitments issued mainly to finance the acquisition and development or construction of real property or equipment, and credit card and personal credit lines. The availability of funds under commercial credit lines and loan commitments generally depends on whether the borrower continues to meet credit standards established in the underlying contract and has not violated other contractual conditions. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Credit card and personal credit lines are generally subject to cancellation if the borrower’s credit quality deteriorates. A number of commercial and personal credit lines are used only partially or, in some cases, not at all before they expire, and the total commitment amounts do not necessarily represent future cash requirements of the Company.
A substantial majority of the letters of credit are standby agreements that obligate the Company to fulfill a customer’s financial commitments to a third party if the customer is unable to perform. The Company issues standby letters of credit primarily to provide credit enhancement to its customers’ other commercial or public financing arrangements and to help them demonstrate financial capacity to vendors of essential goods and services.
The contract amounts of these instruments reflect the Company’s exposure to credit risk. The Company undertakes the same credit evaluation in making loan commitments and assuming conditional obligations as it does for on-balance sheet instruments and may require collateral or other credit support. These off-balance sheet financial instruments are summarized below:

	December 31,
	2017	2016
	(Dollars in thousands)
Commitments to extend credit	$1,068,088	$988,174
Standby letters of credit	79,893	82,878
In addition to the above, the Company guarantees the credit card debt of certain customers to the merchant bank that issues the credit cards. These guarantees are in place for as long as the guaranteed credit card is open. At December 31, 2017 and 2016, these credit card guarantees totaled $1.0 million and $963,000, respectively. This amount represents the maximum potential amount of future payments under the guarantee, which the Company is responsible for in the event of customer non-payment.
At December 31, 2017 and 2016, the Company had FHLB letters of credit totaling $185,000 and $120,000, respectively, available to secure public deposits, and for other purposes required or permitted by law.
Management establishes an asset-specific allowance for lending-related commitments that are considered impaired and computes a formula-based allowance for performing consumer and commercial lending-related commitments. These are computed using a methodology similar to that used for the commercial loan portfolio, modified for expected maturities and probabilities of drawdown. The reserve for lending-related commitments was $2.0 million and $1.9 million at December 31, 2017 and 2016, respectively, and is included in other liabilities in the accompanying consolidated balance sheets.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Loss Contingencies
On January 23, 2017, the ResCap Liquidating Trust, or ResCap, as successor to Residential Funding Company, LLC f/k/a Residential Funding Corporation, or RFC, filed a complaint against the Bank, as successor to Cimarron Mortgage Company, or Cimarron, a former residential mortgage lender purchased by the Bank in 2011 and merged into the Bank in 2013, in the United States District Court for the District of Minnesota. The Complaint included a claim for damages against the Bank arising out of a guaranty in which the Bank, as successor to Cimarron, guaranteed Cimarron's full performance under the contract governing the sale of mortgage loans to RFC. The Company entered into a Settlement and Release Agreement on November 6, 2017 with the RFC parties with respect to the ResCap Litigation. Under the agreement, the Company agreed to pay $10.0 million to fully resolve all claims by the RFC parties, and to avoid the further costs, disruption, and distraction of defending the ResCap Litigation. The Company recognized the $10.0 million of expense during the third quarter 2017, and paid all amounts due during the fourth quarter 2017.
From time to time the Company is also party to various legal proceedings arising in the ordinary course of business. Management does not believe that loss contingencies, if any, arising from any such pending litigation and regulatory matters will have a material adverse effect on the consolidated financial position or liquidity of the Company.
Note 18 - Related Party Transactions
Loans to executive officers, directors, and their affiliates at December 31, 2017 and 2016 were as follows:

	2017	2016
	(Dollars in thousands)
Balance, beginning of year	$11,754	$10,951
Advances	4,354	3,017
Principal repayments	(6,174)	(2,214)
Balance, end of year	$9,934	$11,754

Commitments to extend credit	$12,355	$11,250
None of the above loans were considered non-performing or potential problem loans. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectability.
Deposits from related parties held by the Company at December 31, 2017 and 2016, amounted to $38.0 million and $44.9 million, respectively.
From time to time the Company engages related parties for construction of certain properties and landscaping services. The total value paid for such services with the related parties and their affiliates was $1.5 million and $2.4 million, for the years ended December 31, 2017 and 2016, respectively.

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 19 - Condensed Parent Company Only Financial Statements
Financial statements of Origin Bancorp, Inc. (parent company only) are as follows:

Condensed Balance Sheets	As of December 31,
	2017	2016
Assets	(Dollars in thousands)
Cash and cash equivalents	$10,566	$7,550
Investment in affiliates/subsidiaries	450,598	445,041
Other assets	5,500	7,017
Total assets	$466,664	$459,608
Liabilities
Junior subordinated debentures	$9,619	$9,596
Accrued expenses and other liabilities	1,703	1,355
Total liabilities	11,322	10,951
ESOP-owned shares	34,991	28,564
Stockholders' Equity
Preferred stock	65,258	65,258
Common stock	97,594	97,419
Additional paid‑in capital	146,061	145,068
Retained earnings	145,122	137,449
Accumulated other comprehensive income	1,307	3,463
Total stockholders' equity	455,342	448,657
Less: ESOP-owned shares	34,991	28,564
Total stockholders' equity	420,351	420,093
Total liabilities and stockholders’ equity	$466,664	$459,608

Condensed Statements of Income	Year ended December 31,
	2017	2016
Income:	(Dollars in thousands)
Dividends from subsidiaries	$8,000	$5,625
Other	41	11
Total income	8,041	5,636
Expenses:
Salaries and employee benefits	433	600
Other	1,384	1,617
Total expenses	1,817	2,217
Income before income taxes and equity in undistributed net income of subsidiaries	6,224	3,419
Income tax benefit	477	1,281
Income before equity in undistributed net income of subsidiaries	6,701	4,700
Equity in undistributed net income of subsidiaries	7,968	8,150
Net income	$14,669	$12,850

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows	Year ended December 31,
	2017	2016
Cash flows from operating activities:	(Dollars in thousands)
Net income	$14,669	$12,850
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	11	9
Equity in undistributed net income of subsidiaries	(7,968)	(8,150)
Amortization of subordinated debentures discount	23	21
Stock compensation	78	65
Other, net	5,488	215
Net cash provided by operating activities	12,301	5,010
Cash flows from investing activities:
Capital contributed to subsidiary	—	(37,808)
Net purchases of non-marketable equity securities held in other financial institutions	(2,065)	—
Net cash used in investing activities	(2,065)	(37,808)
Cash flows from financing activities:
Net decrease in short-term borrowings	—	(3,600)
Dividends paid	(6,996)	(5,764)
Taxes paid related to net share settlement of equity awards	(410)	(739)
Cash received on exercise of stock options	186	737
Proceeds from issuance of common stock	—	41,809
Proceeds from issuance of preferred stock	—	1,998
Net cash (used in) provided by financing activities	(7,220)	34,441
Net increase in cash and cash equivalents	3,016	1,643
Cash and cash equivalents at beginning of year	7,550	5,907
Cash and cash equivalents at end of year	$10,566	$7,550

Origin Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 20 - Summary of Quarterly Financial Statements (Unaudited)
The following tables present selected unaudited data from the Company's consolidated quarterly statements of income for the years ended December 31, 2017 and 2016:

	Quarters Ended - 2017
	December 31	September 30	June 30	March 31
	(Dollars in thousands, except per share data)
Total interest income	$40,408	$39,614	$37,293	$35,278
Total interest expense	6,190	5,746	5,376	4,976
Net interest income	34,218	33,868	31,917	30,302
Provision for credit losses	242	3,327	1,953	2,814
Net interest income after provision for credit losses	33,976	30,541	29,964	27,488
Non-interest income	8,715	5,041	5,306	10,125
Non-interest expense	31,771	40,443	30,674	27,786
Income (loss) before income taxes	10,920	(4,861)	4,596	9,827
Income tax expense (benefit)	5,148	(2,688)	773	2,580
Net income (loss)	5,772	(2,173)	3,823	7,247
Less preferred stock dividends	1,116	1,115	1,115	1,115
Less income allocated to participating stockholders(1)	194	3	103	267
Net income (loss) available to common stockholders(1)	$4,462	$(3,291)	$2,605	$5,865
Basic earnings (loss) per common share(1)	$0.23	$(0.17)	$0.13	$0.30
Diluted earnings (loss) per common share(1)	0.23	(0.17)	0.13	0.30
____________________________

(1)
Due to the methodology of how losses are allocated under the two-class method, the sum of the quarterly periods may not agree to the year-to-date total presented in the consolidated statements of income for the year ended December 31, 2017.

	Quarters Ended - 2016
	December 31	September 30	June 30	March 31
	(Dollars in thousands, except per share data)
Total interest income	$34,895	$35,647	$34,758	$33,851
Total interest expense	4,786	4,657	4,517	4,508
Net interest income	30,109	30,990	30,241	29,343
Provision for credit losses	9,824	2,734	38	17,482
Net interest income after provision for credit losses	20,285	28,256	30,203	11,861
Non-interest income	8,593	12,106	8,726	12,443
Non-interest expense	30,107	28,434	29,207	28,959
(Loss) income before income taxes	(1,229)	11,928	9,722	(4,655)
Income tax (benefit) expense	(1,850)	4,814	2,503	(2,551)
Net income (loss)	621	7,114	7,219	(2,104)
Less preferred stock dividends	1,115	1,112	1,112	1,059
Less income allocated to participating stockholders(1)	3	272	277	3
Net (loss) income available to common stockholders(1)	$(497)	$5,730	$5,830	$(3,166)
Basic (loss) earnings per common share(1)	$(0.03)	$0.33	$0.34	$(0.18)
Diluted (loss) earnings per common share(1)	(0.03)	0.33	0.33	(0.18)
____________________________

(1)
Due to the methodology of how losses are allocated under the two-class method, the sum of the quarterly periods may not agree to the year-to-date total presented in the consolidated statements of income for the year ended December 31, 2016.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
Set forth below is an itemization of total expenses, other than underwriting discounts and commissions, that we expect to incur in connection with the sale of our common stock in the offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fees and expenses, all amounts shown are estimates:

SEC registration fee	*
FINRA filing fee	*
Nasdaq listing fees and expenses	*
Transfer agent and registrar fees and expenses	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting expenses	*
Miscellaneous expenses	*
Total	*
____________________________
* To be furnished by amendment.

ITEM 14.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Sections 1-850 through 1-859 of the Louisiana Business Corporation Act, or LCBA, provide, in part, that we may indemnify each of our current or former directors and officers (each, an “indemnitee”) against liability (including judgments, settlements, penalties, fines, or reasonable expenses) incurred by the indemnitee in a proceeding to which the indemnitee is a party if the indemnitee acted in good faith and reasonably believed either (1) in the case of conduct in an official capacity, that the indemnitee’s conduct was in the best interests of the corporation or (2) in all other cases, that the indemnitee’s conduct was at least not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe his or her conduct was unlawful. Under the LBCA, we may also advance expenses to the indemnitee provided that the indemnitee delivers (1) a written affirmation of his or her good faith belief that the relevant standard of conduct has been met or that the proceeding involves conduct for which liability has been eliminated and (2) a written undertaking to repay any funds advanced if (i) the indemnitee is not entitled to mandatory indemnification by virtue of being wholly successful, on the merits or otherwise, in the defense of any such proceeding and (ii) it is ultimately determined that the indemnitee has not met the relevant standard of conduct. In addition, we have the power to obtain and maintain insurance with respect to any person who is or was acting on our behalf, regardless of whether we have the legal authority to indemnify, or advance expenses to, the insured person with respect to such liability. In furtherance of this authority, we maintain directors’ and officers’ liability insurance.
Under the LBCA, a corporation must indemnify any present or former director or officer of a corporation for expenses incurred in connection with the proceeding if such person was wholly successful, on the merits or otherwise, in defense of any proceeding, that he was a party to by virtue of the fact that he or she is or was a director or officer of the corporation. This mandatory indemnification requirement does not limit our right to permissibly indemnify a director or officer with respect to expenses of a partially successful defense of any proceeding.
Our articles of incorporation contain indemnification provisions that require us to indemnify our directors and officers from and against any and all expenses, liabilities or other matters covered by the LBCA, as to action in his or her official capacity while holding office, to the fullest extent permitted by the LBCA. Our articles of incorporation provide for mandatory advancement of expenses of directors and officers, so long as we receive (1) a written affirmation from the director or officer of his good faith belief that he has satisfied the standard of conduct necessary for indemnification under the LBCA and our bylaws and (ii) an undertaking by or on behalf of the director or officer to repay all amounts advanced if it is later determined that he or she is not entitled to indemnification.
Our articles of incorporation permit, but do not require, us to grant rights to indemnification and advancement of expenses to any of our employees or agents, or to any director, officer, employee or agent of any of our subsidiaries, to the fullest extent of the LBCA. Our articles of incorporation do not limit our ability to provide for additional rights to indemnification or advancement of expenses through our bylaws, a resolution of shareholders or directors, an agreement or otherwise, as long as those rights are consistent with the LBCA.
The foregoing is only a general summary of certain aspects of Louisiana law and our governing documents dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to our articles of incorporation, which are filed as an exhibit to this registration statement, and to the relevant provisions of the LBCA.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the Securities and Exchange Commission, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).
The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement obligates the underwriters to indemnify our directors, officers and controlling persons under limited circumstances against certain liabilities under the Securities Act.
ITEM 15.     RECENT SALES OF UNREGISTERED SECURITIES.
Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.
In November 2016, we completed a private offering solely to accredited investors of 1,954,623 shares of our common stock and 90,682 shares of our Series D preferred stock at a price of $22.00 per share, generating gross subscription proceeds of approximately $45.0 million. The issuances of securities in the 2016 offering were made in reliance upon exemptions from federal securities registration under Section 4(a)(2) of the Securities Act, including the safe harbors established in Regulation D, for transactions by an issuer not involving a public offering. Stephens Inc. served as placement agent with respect to the private offering.
We periodically issue grants of certain equity based awards to our directors, executive officers and other employees. Between January 1, 2015 and the filing of this registration statement, and after giving effect to the 100% stock dividend we completed on October 5, 2016, we issued an aggregate of 117,851 shares of our common stock upon the exercise of outstanding stock options, with aggregate cash proceeds to the registrant of $813,000. In addition, an aggregate of 103,649 shares of our common stock were surrendered or withheld to cover the exercise price or tax withholding obligations associated with exercised awards during this period. The offers and sales of these securities were made in reliance upon exemptions from federal securities registration provided by Rule 701 of the Securities Act for offers and sales of securities under compensatory benefit plans.
ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

(b)	Financial Statement Schedules: None.

ITEM 17.     UNDERTAKINGS.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)
For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

NUMBER	DESCRIPTION
1.1	Form of Underwriting Agreement*
3.1	Form of Restated Articles of Incorporation*
3.2	Form of Bylaws*
4.1	Specimen common stock certificate*

The other instruments defining the rights of the long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the SEC upon request.

5.1	Opinion of Fenimore, Kay, Harrison & Ford, LLP*
10.1	Community Trust Financial Corporation 2012 Stock Incentive Plan*
10.2	Form of Restricted Stock Award Agreement under the Community Trust Financial Corporation 2012 Stock Incentive Plan*
10.3	Form of Stock Option Award Agreement under the Community Trust Financial Corporation 2012 Stock Incentive Plan*
10.4	Community Trust Financial Corporation Employee Stock Ownership Plan, as amended*
10.5	Community Trust Financial Corporation 2012 Employee Stock Purchase Plan*
10.6	Restated Employment Agreement Between Origin Bancorp, Inc. and Drake Mills*
10.7	Employment Agreement Between Community Trust Bank and M. Lance Hall*
10.8
Securities Purchase Agreement, dated November 9, 2012, by and between the Secretary of the Treasury and Community Trust Financial Corporation, in connection with the participation of Community Trust Financial Corporation in the U.S. Treasury’s Small Business Lending Fund Program*

10.9
Securities Purchase Agreement, dated November 9, 2012 by and between Community Trust Financial Corporation, Pine Brook Capital Partners, L.P., Pine Brook Capital Partners (SSP Offshore) II, L.P., and Pine Brook Road Partners (Cayman), L.P.*

10.10	Securities Purchase Agreement, dated November 9, 2012, by and between Community Trust Financial Corporation and Castle Creek Capital Partners IV, L.P.*
10.11	Securities Purchase Agreement, dated November 9, 2012, by and between Community Trust Financial Corporation and Banc Fund VII L.P.*
10.12	Securities Purchase Agreement, dated November 9, 2012, by and between Community Trust Financial Corporation and Banc Fund VIII L.P.*
21.1	Subsidiaries of Origin Bancorp, Inc.*
23.1	Consent of Fenimore, Kay, Harrison & Ford, LLP (contained in Exhibit 5.1)
23.2	Consent of BKD LLP+
24.1	Power of Attorney (included on signature page)
* To be filed by amendment.
+ To be filed with public filing of the Registration Statement on Form S-1.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Ruston, Louisiana on the day of , 2018.

ORIGIN BANCORP, INC.

By:
Drake Mills
Chairman, Chief Executive Officer and President

POWERS OF ATTORNEY
Each of the undersigned officers and directors of Origin Bancorp, Inc. constitutes and appoints Drake Mills as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in his or her name, place and stead and on his or her behalf, and in any and all capacities, to sign any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which said attorney-in-fact and agent may deem necessary or advisable to be done or performed in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates set forth below.

Signature		Title	Date

By:		Chairman of the Board, Chief Executive Officer and President	, 2018
	Drake Mills	(Principal Executive Officer)

By:		Chief Financial Officer	, 2018
	Stephen H. Brolly	(Principal Financial and Accounting Officer)

By		Director	, 2018
James S. D’Agostino

By:		Director	, 2018
John M. Buske

Signature		Title

By:		Director	, 2018
James E. Davison, Jr.

By:		Director	, 2018
Oliver Goldstein

By		Director	, 2018
Michael A. Jones

By		Director	, 2018
Gary Luffey

By:		Director	, 2018
Farrell Malone

By:		Director and Chief Administration Officer	, 2018
F. Ronnie Myrick

By:		Director	, 2018
John Pietrzak

By:		Director	, 2018
George Snellings, IV

By:		Director	, 2018
Elizabeth Solender

By:		Director	, 2018
Steven Taylor